CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

As submitted confidentially to the Securities and Exchange Commission on July 29, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Securities Act File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐

Blackstone Secured Lending Fund

(Exact Name of Registrant as Specified in Charter)

345 Park Avenue

31st Floor

New York, NY 10154

(Address of Principal Executive Offices)

(877) 876-1121

(Registrant’s Telephone Number, including Area Code)

Marisa J. Beeney, Esq.

Blackstone Alternative Credit Advisors LP

345 Park Avenue, 31st Floor

New York, NY 10154

(Name and Address of Agent for Service)

WITH COPIES TO:

Rajib Chanda, Esq.		Paul D. Tropp, Esq.
Steven Grigoriou, Esq.	Benjamin Wells, Esq.	Brian D. McCabe, Esq.
Simpson Thacher & Bartlett LLP	Simpson Thacher & Bartlett LLP	Ropes & Gray LLP
900 G Street, N.W.	425 Lexington Avenue	1211 Avenue of the Americas
Washington, DC 20001	New York, NY 10017	New York, New York 10036
(212)-596-9000

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☐

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

No new interests in the Registrant are being registered by this filing. Registration fee was paid in connection with Registrant’s previous filings.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Primary Offering
Common Shares of Beneficial Interest, $0.001 par value per share	(1)	$	$(1)	$

(1)	Includes the underwriters’ option to purchase up to additional common shares of beneficial interest.
(2)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [ ], 2021

PRELIMINARY PROSPECTUS

Blackstone Secured Lending Fund

Common Shares

We are a specialty finance company that invests primarily in the debt of private U.S. companies. We are managed by an affiliate of The Blackstone Group Inc., which is the largest alternative asset manager in the world with deep investment expertise and leading investment businesses across asset classes and geographies. We focus on investing in privately originated senior secured loans which are generally debt instruments that pay floating interest rates and rank ahead of subordinated debt and equity, where we believe lender protections are stronger and offer superior return opportunities as compared to broadly syndicated loans and public market debt instruments. Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments. Our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. We do not currently expect to focus on investments in issuers that are distressed or in need of rescue financing.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). We are managed by our investment adviser, Blackstone Credit BDC Advisors LLC (the “Adviser”), a subsidiary of Blackstone Alternative Credit Advisors LP.

We have elected to be treated, and intend to qualify annually, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements.

This is our initial public offering of our common shares of beneficial interest (“common shares”) and all of the common shares offered by this prospectus are being sold by us.

Our board of trustees (the “Board”) has approved a share repurchase plan (the “Company 10b5-1 Plan”) to acquire up to $                million in the aggregate of our common shares over a specified period. See “Prospectus Summary—Share Repurchase Plan.” The purchase of shares pursuant to the Company 10b5-1 Plan is intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Our common shares have no history of public trading. We currently expect that the initial public offering price per share will be between $                and $                per share. We intend to apply to list our common shares on The New York Stock Exchange under the symbol “BXSL” on or promptly after the date of this prospectus.

Assuming an initial public offering price of $                per share (the mid-point range of the estimated initial public offering price range), purchasers in this offering will experience dilution of approximately $                 per share. See “Dilution” for more information.

Investing in our common shares involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative. In addition, shares of closed-end investment companies, including BDCs, frequently trade at a discount to their net asset values. If our common shares trade at a discount to our net asset value, purchasers in this offering will face increased risk of loss. Before buying any common shares, you should read the discussion of the material risks of investing in our common shares, including the risk of leverage, in “Risk Factors ” beginning on page 28 of this prospectus.

This prospectus contains important information you should know before investing in our common shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the U.S. Securities and Exchange Commission (the “SEC”). This information is available free of charge by contacting us at 345 Park Avenue, 31st Floor, New York, New York 10154, calling us at (212) 503-2100 or visiting our corporate website located at www.bxsl.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at http://www.sec.gov that contains this information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Sales load (underwriting discounts and commissions) paid by us(1)	$	$
Proceeds to us, before expenses(2)	$	$

(1)	See “Underwriting” for a more complete description of underwriting compensation.
(2)	We estimate that we will incur offering expenses of approximately $ million, or approximately $ per share, in connection with this offering.

We have granted the underwriters an option to purchase up to an additional                 common shares from us, at the public offering price, less the sales load payable by us, within 30 days from the date of this prospectus. If the underwriters exercise their option in full, the total sales load will be $                million and total proceeds to us, before expenses, will be $                million.

The underwriters expect to deliver our common shares on or about                , 2021.

Joint Book Running Managers

Co-Managers

The date of this prospectus is                 , 2021.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Statistical and market data used in this prospectus has been obtained from governmental and independent industry sources and publications. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements contained in this prospectus, for which the safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act is not available.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer

i

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition and prospects may have changed since that date. To the extent required by applicable law, we will update this prospectus during the offering period to reflect material changes to the disclosure herein.

ii

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common shares. You should read our entire prospectus before investing in our common shares. Throughout this prospectus we refer to Blackstone Secured Lending Fund as “we,” “us,” “our” or the “Company,” and to “Blackstone Credit BDC Advisors LLC,” our investment adviser, as the “Adviser.”

Blackstone Secured Lending Fund

We are a specialty finance company that invests primarily in the debt of private U.S. companies. We are managed by an affiliate of The Blackstone Group Inc., which is the largest alternative asset manager in the world with deep investment expertise and leading investment businesses across asset classes and geographies. We focus on investing in privately originated senior secured loans which are generally debt instruments that pay floating interest rates and rank ahead of subordinated debt and equity, where we believe lender protections are stronger and offer superior return opportunities as compared to broadly syndicated loans and public market debt instruments. Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

We were formed on March 26, 2018 as a Delaware statutory trust. We are an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, we have elected to be treated, and intend to qualify annually, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”).

We are externally managed by Blackstone Credit BDC Advisors LLC (the “Adviser”), which is an affiliate of The Blackstone Group Inc (collectively with its affiliates as the context requires, “Blackstone”). As of June 30, 2021, Blackstone managed $684 billion of investments including $163 billion in credit-oriented strategies across direct lending, leveraged loans, high yield bonds, distressed and mezzanine debt, among other areas. We believe that Blackstone’s investment platform provides us with a competitive advantage in selecting investments, and we will leverage the Adviser’s investment team’s and Blackstone’s extensive network of relationships with other sophisticated institutions to source, evaluate and, as appropriate, partner with on transactions. There are no assurances that we will achieve our investment objectives.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments. Our portfolio is composed primarily of first lien senior secured and unitranche loans. To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. We do not currently expect to focus on investments in issuers that are distressed or in need of rescue financing. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds.

As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies.

We generally intend to distribute, out of assets legally available for distribution, substantially all of our available earnings, on a quarterly basis, as determined by our Board in its sole discretion.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.

Attractive Opportunities in Senior Secured Loans

We believe that opportunities in senior secured loans are significant because of the variable rate structure of most senior secured debt issues and because of the strong defensive characteristics of this investment class. Given current market conditions, we believe that debt issues with variable interest rates may offer a superior return profile to fixed-rate securities, since variable interest rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment.

While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer’s security holders (i.e. senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e. most types of unsecured bondholders, and other security holders) and preserving collateral to protect against credit deterioration.

Opportunity in Middle Market Private Companies

In addition to investing in senior secured loans generally, we believe that the market for lending to private companies, including middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Large and Growing Target Market. Middle market companies represent a large and growing portion of the U.S. economy. According to GE Capital’s National Center for the Middle Market 4th quarter 2020 Market Indicator, there are approximately 200,000 U.S. middle market companies, which have approximately 48 million aggregate employees. Moreover, the U.S. middle market accounts for one-third of private sector gross domestic product (“GDP”). GE defines U.S. middle market companies as those between $10 million and $1 billion in annual revenue. Middle market companies have generated a significant number of investment opportunities for investment programs advised by Blackstone Credit and its affiliates over the past several years, and we believe that this market segment will continue to produce significant investment opportunities for us.

Secular Tailwinds in the Private Market, Including Private Credit. One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets, including private credit, which has created attractive opportunities for private capital providers like Blackstone Credit. As of June 2021, there was approximately $571.5 billion of “dry powder” (unused capital) for the private equity buyout strategy in North America, which should similarly drive demand for private capital providers like Blackstone Credit.2 This shift is partially due to traditional banks continuing to face regulatory limitations and retreating from the space, creating a vacuum that private credit helps to fill. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. Some of these include faster execution and greater certainty, ability to partner with sophisticated lenders, more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit benefits from increasing flow of larger scale deals that are offered to direct lending universe vs. traditional financing markets.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies.

[2]	Source: Preqin, June 2021. Represents dry powder for private equity buyouts in North America.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Limited Investment Competition. Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to private and middle market companies. We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender’s time and resources compared to lending to public companies, due in part to the smaller size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked.

Blackstone Credit Competitive Strengths

Blackstone Credit is one of the largest private credit investment platforms globally and a key player in the direct lending space. Blackstone Credit has experience scaling funds across its platform that invest throughout all parts of the capital structure. Blackstone Credit strives to focus on transactions where it can differentiate itself from other providers of capital, targeting larger transactions and those where Blackstone Credit can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit has the scale and platform to effectively manage a U.S. private credit investment strategy, offering investors the following potential strengths:

Ability to Provide Scale, Differentiated Capital Solutions. We believe that the breadth and scale of Blackstone Credit’s approximately $163 billion platform, as of June 30, 2021, and affiliation with Blackstone are distinct strengths when sourcing proprietary investment opportunities and provide Blackstone Credit with a differentiated capability to invest in large, complex opportunities. Blackstone Credit is invested in over 2,100 corporate issuers across its portfolios globally and has focused primarily on the non-investment grade corporate credit market since its inception in 2005.3 Blackstone Credit expects that in the current environment, in which committed capital from banks remains scarce (as tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans has declined from 33.1% in 1995 to 7.5% as of June 30, 2021), the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit to command more favorable terms for its investments.

Established Origination Platform with Strong Credit Expertise. As of June 30, 2021, Blackstone Credit had 397 employees globally, including 196 investment professionals. Blackstone Credit’s 97-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 13-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities for BXSL, respectively. Blackstone Credit’s senior managing directors have on average ~24 years of industry experience. As of inception, Blackstone Credit has originated approximately $87 billion in private credit transactions and during the period beginning June 30, 2020 and ending on June 30, 2021, Blackstone Credit originated approximately $20.0 billion in private credit transactions.4 We believe that Blackstone Credit’s strong reputation and longstanding relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and intermediaries position Blackstone Credit as a partner and counterparty of choice and provides us with attractive sourcing capabilities. In Blackstone Credit’s experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities.

We believe that having one team responsible for alternatives private origination allows us to leverage the strengths and experiences of investment professionals to deliver the leading financing solutions to our

[3]

As of June 30, 2021. Issues across portfolios include all corporate issues covered by both the Liquid Credit Strategies and Private Credit research teams across Private Credit Funds and Liquid Credit Funds, including, but not limited to, broadly syndicated assets, middle market assets, high yield bonds, investment grade assets, and mezzanine transactions.

[4]

As of June 30, 2021. Includes Blackstone Credit funds that are primarily invested in privately originated investments, including GSO Capital Opportunities Funds, GSO Capital Solutions Funds, GSO European and U.S. Direct Lending Funds, GSO Energy Select Opportunities Fund, and GSO Credit Alpha Funds.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

companies. The team has operated through multiple industry cycles, with deep credit expertise, providing them valuable experience and a long-term view of the market. The team is also focused on making investments in “good neighborhoods” with favorable industry tailwinds, such as life sciences, software & technology, and renewable energy, and is able to leverage the expertise of other parts of Blackstone’s business that specialize in these fields.

Additionally, over the last several years, we have also expanded our U.S. origination and sponsor coverage footprint with regional offices opened in select markets. We have investment professionals across the U.S. and Europe and have developed a reputation for being a valued partner, with the ability to provide speed, creativity, and assurance of transaction execution. We believe that establishing this regional presence in the U.S. may help us more effectively source investment opportunities from mid-sized LBO sponsors as well as direction from companies, while potentially strengthening the Blackstone Credit brand.

Value-Added Capital Provider and Partner Leveraging the Blackstone Credit Advantage Program. Blackstone Credit has established a reputation for providing creative, value-added solutions to address a company’s financing requirements and believes our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit has access to the significant resources of the Blackstone platform, including the Blackstone Advantage Program (“Blackstone Advantage”), which refers to the active management of the Blackstone portfolio company network, including cross-selling efforts across all of Blackstone, and aims to ensure practice sharing, operational, and commercial synergies among portfolio companies, effective deployment of Blackstone resources, and communication of the program with businesses and partners, and the Blackstone Credit Advantage Program (“Blackstone Credit Advantage”), which is a global platform that provides access to a range of cost saving, revenue generating and best practice sharing opportunities. Specifically, Blackstone Credit Advantage provides (i) partnership and best practices for portfolio companies by offering invaluable access to industry and function experts both within the Blackstone organization (including the Blackstone Portfolio Operations team) and the network among portfolio companies; (ii) cross selling opportunities across Blackstone and Blackstone Credit portfolio companies; (iii) industry knowledge via leadership summits and roundtables; and (iv) quarterly reports sharing meaningful insights from CEOs on business and economic trends. Finally, one of the most important benefits of the program is Blackstone’s GPO, which is a collective purchasing platform that leverages the scale and buying power of the $5 billion of average annual spending of Blackstone’s portfolio companies with strategic partners and vendors measured over the past ten years. As of June 30, 2021, Blackstone Advantage has grown revenue by over $100 million for Blackstone portfolio companies and Blackstone Credit Advantage has reduced annual costs by $167 million. Over 70% of Blackstone Credit portfolio companies have used Blackstone Credit Advantage, which also has a team of 63 internal Blackstone resources available to such portfolio companies.

Blackstone Credit seeks to generate investment opportunities through its direct origination channels and through syndicate and club deals (generally, investments made by a small group of investment firms). With respect to Blackstone Credit’s origination channel, we seek to leverage the global presence of Blackstone Credit to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. We believe that the broad network of Blackstone Credit provides a significant pipeline of investment opportunities for us.

Flexible Investment Approach. Blackstone Credit believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Company to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit’s creativity and flexibility in deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are often more restrictive. Over time, Blackstone Credit has demonstrated the ability to negotiate more favorable terms for its investments by providing creative structures

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

that add value for a portfolio company. Blackstone Credit will continue to seek to use this flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.

Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.

Disciplined Investment Process and Income-Oriented Investment Philosophy. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. We believe Blackstone Credit has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit’s investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies, which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation.

Strong Investment Track Record. Blackstone Credit’s track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit. Since 2005, Blackstone Credit has provided approximately $87 billion in capital in privately-originated transactions with over 120 different sponsors, 5 through various funds and accounts advised or sub-advised by Blackstone Credit. Blackstone Credit has approximately $118 billion of investor capital currently deployed.6

Efficient Cost Structure. We believe that we have an efficient cost structure, as compared to other publicly traded BDCs, with low management fees, expenses, and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other publicly traded BDCs.

Investment Portfolio

As of March 31, 2021, based on fair value, our portfolio consisted of 98.2% first lien senior secured investments and unitranche loans, 0.7% second lien debt investments, 0.1% unsecured debt and 1.0% in equity instruments. As of March 31, 2021, 99.9% of our debt investments at fair value were at floating rates (88.2% of which had an interest rate floor above zero) and the weighted average yield on our income producing investments was 7.60% at fair value. As of March 31, 2021 we had investments in 89 portfolio companies, with a weighted average debt investment size in each of our portfolio companies of approximately $68.7 million based on fair value.

As of March 31, 2021, our portfolio was invested across 33 different industries. The largest industries in our portfolio as of March 31, 2021 were Health Care Providers & Services and Building Products, which represented, as a percentage of our portfolio, 10.48% and 8.37%, respectively, based on fair value.

[5]

As of June 30, 2021. Includes Blackstone Credit funds that are primarily invested in privately originated investments, including GSO Capital Opportunities Funds, GSO Capital Solutions Funds, GSO European and U.S. Direct Lending Funds, GSO Energy Select Opportunities Fund, and GSO Credit Alpha Funds.

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As of June 30, 2021. Investor capital currently deployed consists of fee earning AUM of $79 billion for Liquid Credit Strategies, $34 billion for Private Credit and other liquid funds (inclusive of leverage), and $5 billion for Structured Products.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

As of March 31, 2021, our weighted average total yield of the portfolio at fair value and amortized cost was 7.52% and 7.57%, respectively, and our weighted average yield of debt and income producing securities at fair value and amortized cost was 7.60% and 7.65%, respectively.

Corporate Structure

We were formed on March 26, 2018 as a Delaware statutory trust structured as a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. Our classification as a non-diversified investment company within the meaning of the 1940 Act means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. However, we are subject to the diversification requirements that apply to RICs under U.S. federal income tax rules. We intend to comply with the requirements to maintain our status as a BDC under the 1940 Act and a RIC under the Code. See “Regulation” and “Certain U.S. Federal Income Tax Considerations” for more information on these requirements.

The following chart depicts our ownership structure:

(1) Assuming the underwriters do not exercise their option to purchase additional common shares.

(2) From time to time we may form wholly-owned subsidiaries to facilitate our normal course of business investing activities.

The Company is externally managed by the Adviser, a subsidiary of Blackstone Alternative Credit Advisors LP. Blackstone Alternative Credit Advisors LP (the “Administrator” and, collectively with its affiliates in the credit-focused business of The Blackstone Group Inc., “Blackstone Credit,” which, for the avoidance of doubt, excludes Harvest Fund Advisors LLC (“Harvest”) and Blackstone Insurance Solutions (“BIS”)) provides certain administrative and other services necessary for the Company to operate pursuant to an administration agreement (the “Administration Agreement”). Blackstone Credit is part of the credit-focused platform of Blackstone and is the primary part of its credit and insurance reporting segment. As of December 31, 2020, Blackstone had approximately $145 billion in assets under management across multiple strategies within the leveraged finance marketplace, including loans, high yield bonds, distressed and mezzanine debt and private equity, including hedge funds.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

We may borrow money from time to time if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred shares, if any, is at 150%. This means that generally, we can borrow up to $2 for every $1 of investor equity.

We currently have in place a revolving credit facility (the “Revolving Credit Facility”) and three senior secured revolving credit facilities (the “Jackson Hole Funding Facility”, the “Breckenridge Funding Facility” and the “Big Sky Funding Facility”, respectively and collectively the “SPV Financing Facilities”). In addition, we have issued unsecured notes maturing in 2023 (the “2023 Notes”), notes maturing in 2026 (the “2026 Notes”) and new notes maturing in 2026 (the “New 2026 Notes”, together with the 2023 Notes and the 2026 Notes, the “Notes”), and may issue additional unsecured notes. We expect to use our credit facilities and other borrowings, along with proceeds from the realization of assets in our portfolio and the proceeds of the common shares issued hereby to finance our investment objectives. As of March 31, 2021, we had $3.0 billion of indebtedness outstanding under the Notes and SPV Financing Facilities. See “Regulation” for a discussion of BDC regulation and other regulatory considerations. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Borrowings.”

On December 10, 2020, we changed our name from “Blackstone / GSO Secured Lending Fund” to “Blackstone Secured Lending Fund.”

Prior to this offering, the Company conducted a private offering (the “Private Offering”) of its common shares (i) to accredited investors, as defined in Regulation D under the Securities Act of 1933, as amended (the “1933 Act”), and (ii) in the case of shares sold outside the United States, to persons that are not “U.S. persons,” as defined in Regulation S under the 1933 Act, in reliance on exemptions from the registration requirements of the 1933 Act. At each closing of the Private Offering, each investor made a capital commitment (“Capital Commitment”) to purchase common shares pursuant to a subscription agreement entered into with the Company. Investors were required to fund drawdowns to purchase the Company’s shares up to the amount of their Capital Commitments on an as-needed basis each time the Company delivered a notice to investors.

On October 31, 2018, the Company began its initial period of closing of capital commitments (“Initial Closing Period”) which ended on October 31, 2020. The Company commenced its loan origination and investment activities on November 20, 2018, the date of receipt of the initial drawdown from investors in the Private Offering (the “Initial Drawdown Date”). As of March 31, 2021, the Company had received Capital Commitments totaling $3,926.3 million ($713.3 million remaining undrawn), of which $80.0 million ($8.0 million remaining undrawn) were from affiliates of the Adviser.

On                , 2021, we delivered a capital drawdown notice to our investors relating to the sale of                common shares for an aggregate offering price of $                million, our then current net asset value. The sale of these shares closed on                , 2021. Following this capital call, we do not have any remaining undrawn capital commitments. See “Recent Developments – Capital Drawdown Notice.”

We intend to apply to list our common shares on The New York Stock Exchange under the symbol “BXSL” on our promptly after the date of this prospectus. In connection with the listing of our common shares on The New York Stock Exchange, the Board has decided to eliminate any outstanding fractional common shares (the “Fractional Shares”), as permitted by Delaware law by rounding down the number of Fractional Shares held by each of our shareholders to the nearest whole share and paying each shareholder cash for such Fractional Shares.

Our corporate headquarters are located at 345 Park Avenue, 31st Floor, New York, New York 10154. We maintain a website at www.bxsl.com. Information on our website is not incorporated into or a part of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Credit

Blackstone Credit is the credit-focused platform of Blackstone, which is the largest alternative asset manager in the world with leading investment businesses across asset classes. Blackstone’s platform provides significant competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.

Blackstone’s four business segments are real estate, private equity, hedge fund solutions and credit and insurance. Through its different investment businesses, as of June 30, 2021, Blackstone had total assets under management of approximately $684 billion. As of June 30, 2021, Blackstone Credit’s asset management operation had aggregate assets under management of approximately $163 billion across multiple strategies within the leveraged finance marketplace, including loans, high yield bonds, distressed and mezzanine debt and private equity, including hedge funds, and $174 billion with the inclusion of Harvest and BIS. Blackstone Credit, through its affiliates, employed over 397 people headquartered in New York, with offices in London, Dublin, Houston, Baltimore, San Francisco, Toronto, Frankfurt, Madrid, Milan, Paris, Hong Kong, Tokyo and Singapore as of June 30, 2021. Blackstone Credit’s 97-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 13-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities for BXSL, respectively. Blackstone Credit believes that the depth and breadth of its team provides it with a significant competitive advantage in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.

The Adviser — Blackstone Credit BDC Advisors LLC

Our investment activities are managed by our Adviser, a subsidiary of Blackstone Alternative Credit Advisors LP, the primary investment manager for Blackstone Credit. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

In conducting our investment activities, we believe that we benefit from the significant scale and resources of Blackstone Credit, including our Adviser and its affiliates, subject to the policies and procedures of The Blackstone Group Inc. regarding the management of conflicts of interest. In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities through direct origination channels as well as through syndicate and club deals. With respect to Blackstone Credit’s origination channel, the global presence of Blackstone Credit generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals (i.e., where a limited number of investors participate in a loan transaction), Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities and allows us to assess relative risk across the spectrum of investment alternatives. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. The investment professionals employed by Blackstone Credit have spent their careers developing the resources necessary to invest in private companies. Before undertaking an investment, the Adviser’s transaction team conducts a thorough and rigorous due diligence review of the investment opportunity to ensure the portfolio company fits our investment strategy.

Our Adviser’s investment committee (the “Investment Committee”) is responsible for reviewing and approving our investment opportunities. The Adviser’s Investment Committee review process is consensus-driven, multi-step and iterative, and occurs in parallel with the diligence and structuring of investments. Others

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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who participate in the Investment Committee process include the team responsible for conducting due diligence, others on the investing team and other senior members of Blackstone and Blackstone Credit. There are no representatives from other business groups of Blackstone involved in the Adviser’s Investment Committee process.

In addition, we, the Adviser and certain of its affiliates have been granted exemptive relief by the SEC to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such exemptive relief, the board of trustees of the Company (the “Board”) has established objective criteria (“Board Criteria”) clearly defining co-investment opportunities in which the Company will have the opportunity to participate with one or more listed or private Blackstone Credit-managed BDCs and other public or private Blackstone Credit funds that target similar assets. We generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The firm-wide allocation policy incorporates the conditions of the exemptive relief. As a result of the exemptive relief, there could be significant overlap in our investment portfolio and the investment portfolio of other Blackstone Credit funds and/or other funds established by the Adviser or its affiliates that could avail themselves of the exemptive relief. See “Risk Factors — Risks Related to our Adviser and its Affiliates — There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to other clients”.

The Adviser or its affiliates may engage in certain origination activities and receive attendant arrangement, structuring or similar fees. These protections may lead our Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account. See “Risk Factors — Risks Related to our Adviser and its Affiliates — The Adviser and its affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders”.

The principal executive offices of our Adviser are located at 345 Park Avenue, 31st Floor New York, NY, 10154.

Investment Advisory Agreement

On October 1, 2018, the Company entered into an investment advisory agreement with the Adviser (the “Investment Advisory Agreement”), pursuant to which the Adviser manages the Company on a day-to-day basis. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring its investments and portfolio companies on an ongoing basis.

The Company pays the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. The initial term of the Investment Advisory Agreement was two years from October 1, 2018, and on May 6, 2021, it was renewed and approved by the Board, including a majority of trustees who are not parties to the Investment Advisory Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”), for a one-year period. Unless earlier terminated, the Investment Advisory Agreement will renew automatically for successive annual periods, provided that such continuance is specifically approved at least annually by the vote of the Board and by the vote of a majority of the Independent Trustees.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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Base Management Fee

Upon completion of this offering, the management fee will be payable quarterly in arrears at an annual rate of 1.0% of the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, gross assets means the Company’s total assets determined on a consolidated basis in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), excluding undrawn commitments but including assets purchased with borrowed accounts. If this offering occurs on a date other than the first day of a calendar quarter, the management fee will be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the consummation of this offering based on the number of days in such calendar quarter before and after the consummation of this offering. Prior to the consummation of this offering, the management fee is 0.75% of the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters.

Incentive Fees

The incentive fee consists of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component is based on income and the other component is based on capital gains, each as described below:

(i) Income based incentive fee:

The first part of the incentive fee, an income based incentive fee, is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income as defined in the Investment Advisory Agreement. Pre-incentive fee net investment income means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay in kind (“PIK”) interest and zero coupon securities)), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income.

The Company pays its Adviser an income based incentive fee with respect to the Company’s pre-incentive fee net investment income in each calendar quarter as follows:

•

No income based incentive fee if the Company’s pre-incentive fee net investment income, expressed as a return on the value of our net assets at the end of the immediately preceding calendar quarter, does not exceed the hurdle rate of 1.5%;

•

Upon completion of this offering, 100% of the Company’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.82% (7.27% annualized) of the value of the Company’s net assets. This “catch-up” portion is meant to provide the Adviser with approximately 17.5% of the Company’s pre-incentive fee net investment income as if a hurdle rate did not apply if the “catch up” is achieved; and

•	Upon completion of this offering, 17.5% of the Company’s pre-incentive fee net investment income, if any, that exceeds the rate of return of 1.82% (7.27% annualized).

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. If the consummation of this offering occurs on a date other than the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

first day of a calendar quarter, the income based incentive fee with respect to the Company’s pre-incentive fee net investment income shall be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the consummation of this offering based on the number of days in such calendar quarter before and after the consummation of this offering. Prior to the consummation of this offering, the incentive compensation on income is 15%, with a hurdle rate of 1.76% (7.06% annualized) and a 100% catch-up.

(ii) Capital gains based incentive fee:

Upon completion of this offering, the second part of the incentive fee, a capital gains incentive fee, will be determined and payable in arrears as of the end of each calendar year in an amount equal to 17.5% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain. Prior to the consummation of this offering, the incentive compensation on capital gains is 15%.

Our Administrator

Blackstone Alternative Credit Advisors LP, a Delaware limited partnership, serves as our Administrator. The principal executive offices of our Administrator are located at 345 Park Avenue, New York, New York 10154. We reimburse the Administrator for its costs, expenses and allocable overhead (including compensation of personnel performing administrative duties) in connection with administrative services performed for us. See “Management and Other Agreements—Administration Agreement.”

Investment Selection

When identifying prospective investment opportunities, the Adviser currently intends to rely on fundamental credit analysis in order to minimize the loss of the Company’s capital. The Adviser expects to invest in companies generally possessing the following attributes, which it believes will help achieve our investment objectives:

Leading, Defensible Market Positions. The Adviser intends to invest in companies that it believes have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Adviser will seek companies that it believes possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

Proven Management Teams. The Adviser focuses on investments in which the target company has an experienced and high-quality management team with an established track record of success. The Adviser typically requires companies to have in place proper incentives to align management’s goals with the Company’s goals.

Private Equity Sponsorship. Often the Adviser seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. The Adviser believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

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Diversification. The Adviser seeks to invest broadly among companies and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company’s portfolio.

Viable Exit Strategy. In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on our investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt instruments in which we will invest have stated maturities of five to eight years, we expect the majority to be redeemed or sold prior to maturity. These instruments often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Blackstone Credit, including the public market traders and research analysts, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Operating and Regulatory Structure

We are an externally managed closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we have elected to be treated, and intend to qualify each year, as a RIC under Subchapter M of the Code. See “Certain U.S. Federal Income Tax Considerations”. Our investment activities are managed by the Adviser and supervised by the Board, a majority of whom are independent of the Adviser and its affiliates. As a BDC, we will be required to comply with certain regulatory requirements. See “Regulation”.

Use of Leverage

The amount of leverage we use in any period depends on a variety of factors, including cash available for investing, the cost of financing and general economic and market conditions. Generally, pursuant to the 1940 Act, our total borrowings are limited so that we cannot incur additional borrowings if immediately after such borrowing, the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred shares, if any, is at least 150%. This means that generally, a BDC can borrow up to $2 for every $1 of investor equity. See “Regulation — Senior Securities; Coverage Ratio”.

In any period, our interest expense will depend largely on the extent of our borrowing and we expect interest expense will increase as we increase our leverage over time subject to the limits of the 1940 Act. In addition, we may dedicate assets to financing facilities.

We currently have in place the Revolving Credit Facility and the SPV Financing Facilities and in the future may enter into additional credit facilities. In addition, we have issued the Notes. As of March 31, 2021, we had approximately $3.0 billion of debt outstanding. As of March 31, 2021 and December 31, 2020, our asset coverage ratio was 212.0% and 230.0%, respectively. Following the receipt of proceeds from the capital call drawdown notice we delivered on                 and from this offering and the repayment of indebtedness upon receipt of these proceeds, we expect our asset coverage ratio to be approximately                 % based on the value of our total assets as of                 .

See “Risk Factors — Risks Related to Debt Financing — We borrow money, which magnifies the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses”; “Risk Factors — Risks Related to Business Development

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.”; “The Company — General”; and “Regulation”.

Potential Conflicts of Interest

The Adviser, Blackstone Credit, Blackstone and their respective affiliates will be subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide to us. These conflicts will arise primarily from the involvement of Blackstone Credit, Blackstone and their respective affiliates, or collectively (the “Firm”), in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Company. See “Potential Conflicts of Interest”.

Allocation of Investment Opportunities

Blackstone Credit will share any investment and sale opportunities with such Other Blackstone Credit Clients and Blackstone Clients (each as defined herein and, collectively, “Other Clients”) and the Company in accordance with the Advisers Act, and Firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size.

Notwithstanding the foregoing, Blackstone Credit may also consider the following factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities: (i) the risk-return and target return profile of the proposed investment relative to the Company’s and the Other Clients’ current risk profiles; (ii) the Company’s and/or the Other Clients’ investment guidelines, restrictions, terms and objectives, including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios’ overall holdings; (iii) the need to re-size risk in the Company’s or the Other Clients’ portfolios (including the potential for the proposed investment to create an industry, sector or issuer imbalance in the Company’s and Other Clients’ portfolios, as applicable) and taking into account any existing non-pro rata investment positions in the portfolio of the Company and Other Clients; (iv) liquidity considerations of the Company and the Other Clients, including during a ramp-up or wind-down of one or more of the Company or such Other Clients, proximity to the end of the Company’s or Other Clients’ specified term or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash; (v) legal, tax, accounting, political, national security and other consequences; (vi) regulatory or contractual restrictions or consequences (including, without limitation, requirements under the 1940 Act and any related rules, orders, guidance or other authority applicable to the Company or other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit may establish (other than the Company) (collectively the “Other Blackstone Credit Clients”)); (vii) avoiding a de minimis or odd lot allocation; (viii) availability and degree of leverage and any requirements or other terms of any existing leverage facilities; (ix) the Company’s or Other Clients’ investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, industry or business sector; (x) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Company or such Other Clients; (xi) the management of any actual or potential conflict of interest; (xii) with respect to investments that are made available to Blackstone Credit by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts), the absence of such relationships which may not be available to the Company and all Other Clients; (xiii) available capital of the Company and the Other Clients, (xiv) primary and permitted investment strategies and objectives of the Company and the Other Clients, including, without limitation, with respect to Other Clients that expect to invest in or alongside other funds or across asset classes based on expected return (such as certain managed accounts with similar investment strategies and objectives), (xv) sourcing of the investment, (xvi) the

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specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment, (xvii) expected investment return, (xviii) expected cash characteristics (such as cash-on-cash yield, distribution rates or volatility of cash flows), (xix) capital expenditure required as part of the investment, (xx) portfolio diversification concerns (including, but not limited to, whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question), (xxi) relation to existing investments in a fund, if applicable (e.g., “follow on” to existing investment, joint venture or other partner to existing investment, or same security as existing investment), and (xxii) any other considerations deemed relevant by Blackstone Credit in good faith. See “Potential Conflicts of Interest—Allocation Methodology Considerations” for further information.

Exemptive Relief

We, the Adviser and certain of our affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of our shareholders and is consistent with our investment objectives and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Adviser’s investment allocation policy incorporates the conditions of the exemptive relief.

Share Repurchase Plan

On                , our Board approved the Company 10b5-1 Plan, to acquire up to $                 in the aggregate of our common shares at prices below our net asset value per share over a specified period, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Exchange Act. We intend to put the Company 10b5-1 Plan in place because we believe that, in the current market conditions, if our common shares are trading below our then-current net asset value per share, it is in the best interest of our shareholders for us to reinvest in our portfolio.

The Company 10b5-1 Plan is intended to allow us to repurchase our common shares at times when we otherwise might be prevented from doing so under insider trading laws. The Company 10b5-1 Plan will require                , as our agent, to repurchase common shares on our behalf when the market price per share is below the most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by us to any previously announced net asset value per share). Under the Company 10b5-1 Plan, the agent will increase the volume of purchases made as the price of our common shares decline, subject to volume restrictions. The timing and amount of any share repurchases will depend on the terms and conditions of the Company 10b5-1 Plan, the market price of our common shares and trading volumes, and no assurance can be given that any particular amount of common shares will be repurchased.

The purchase of shares pursuant to the Company 10b5-1 Plan is intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Exchange Act, and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances. See “The Company—Share Repurchase Plan.”

The Company 10b5-1 Plan is intended to commence 30 calendar days after the closing of this offering and terminate upon the earliest to occur of (i) 18-months (tolled for periods during which the Company 10b5-1 Plan

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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is suspended), (ii) the end of the trading day on which the aggregate purchase price for all shares purchased under the Company 10b5-1 Plan equals $                and (iii) the occurrence of certain other events described in the Company 10b5-1 Plan.

Corporate Information

Our principal executive offices are located at 345 Park Avenue, 31st floor, New York, NY 10154 and our telephone number is (212) 503-2100. Our corporate website is located at www.bxsl.com. Information on our website is not incorporated into or a part of this prospectus.

Recent Developments

On April 27, 2021, the Company issued $300 million aggregate principal amount of 2.750% Notes due 2026 (“New 2026 Notes Upsize”) under the Company’s Base Indenture and New 2026 Notes Indenture. The New 2026 Notes Upsize were issued as “Additional Notes” under the Indenture and have identical terms to the Company’s $400 million New 2026 Notes that were issued on March 16, 2021, other than the issue date and the issue price. The New 2026 Notes Upsize will be treated as a single class of notes with the New 2026 Notes for all purposes under the Indenture.

On May 6, 2021, the Board of Trustees and the Independent Trustees, voting separately, approved the continuance of the Company’s Investment Advisory Agreement and Administration Agreement for a one-year period through May 31, 2022.

On or about May 24, 2021, the Company delivered capital drawdown notices to its investors relating to the sale of approximately 13,869,637 common shares of beneficial interest, par value $0.001 per share (the “Shares”), for an aggregate offering price of approximately $357 million. The sale closed on June 8, 2021. The sale of Shares was made pursuant to subscription agreements entered into by the Company and its investors. Under the terms of the subscription agreements, investors are required to fund drawdowns to purchase Shares up to the amount of their respective capital commitments on an as-needed basis with a minimum of 10 business days’ prior notice to investors (or such shorter notice period as agreed in the applicable investor’s subscription agreement). The issuance of the Shares is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) thereof and Regulation D thereunder. The Company relied, in part, upon representations from the investors in the subscription agreements that each investor was an accredited investor as defined in Regulation D under the Securities Act.

Risk Factors

An investment in our common shares involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in our common shares. Risks involved in an investment in us include:

Risks Related to Our Business and Structure

•

We are a relatively new company and have limited operating history and our ability to achieve our investment objectives depends on the ability of the Adviser to manage and support our investment process largely through relationships with private equity sponsors, investment banks and commercial banks.

•

Our Board of Trustees (“Board”) may change our operating policies and strategies or amend our Declaration of Trust without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

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•	Price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio.

•	We may face increasing competition for investment opportunities, have difficulty sourcing investment opportunities and experience fluctuations in our quarterly results.

•

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith by our Board and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

•	There is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time.

•

After the end of the initial drawdown period and before an exchange listing, we intend to offer to repurchase shares on a quarterly basis. As a result, shareholders will have limited opportunities to sell shares and, to the extent shareholders are able to sell shares under the program, shareholders may not be able to recover the amount of their investment in our shares.

•

Although we expect to adopt a share repurchase program, our Board may not adopt a share repurchase program, and if such a program is adopted, may amend, suspend or terminate the share repurchase program at any time in its discretion.

•	Changes in laws or regulations governing our operations may adversely affect our business, and the impact of financial reform legislation on us is uncertain.

•	General economic conditions could adversely affect the performance of our investments.

•

The current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the U.S. and global economy and already has had and may in the future have a material adverse impact on our financial condition and results of operations.

Risks Related to Our Investments

•	We generally will not control our portfolio companies and our investments in prospective portfolio companies may be risky.

•	Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies and breach covenants or defaults on such debt.

•	We are exposed to risks associated with changes in interest rates.

•	Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens.

•	Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.

•	Our portfolio may be concentrated in a limited number of industries, which may subject us to specific risks.

Risks Related to the Adviser and Its Affiliates

•

The Adviser and its affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

•

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio and the compensation paid to the Adviser is determined without independent assessment.

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•	The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Risks Related to Business Development Companies

•

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

•	Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes.

Risks Related to Debt Financing

•	We borrow money, which magnifies the potential for loss on amounts invested in us and may increase the risk of investing in us.

•	Provisions in a credit facility may limit our investment discretion.

Federal Income Tax Risks

•	We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

•	Our portfolio investments may present special tax issues.

•	Legislative or regulatory tax changes could adversely affect investors.

Risks Related to an Investment in the Shares

•	Investors in offerings after the initial closing could receive fewer shares than anticipated.

•

Purchases of our common stock by us under the Company 10b5-1 Plan may result in our common shares being higher than the price might otherwise exist in the open market and may result in dilution to our NAV per share.

•	An investment in our shares involves a high degree of risk, our NAV may fluctuate significantly and our shares will have limited liquidity.

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THE OFFERING SUMMARY

Common Shares Offered by Us	shares (or shares if the underwriters exercise their option to purchase additional amounts of our common shares).

Common Shares to be Outstanding after this Offering	shares (or shares if the underwriters exercise their option to purchase additional amounts of common shares).

Use of Proceeds	Our net proceeds from this offering will be approximately $ , or approximately $ if the underwriters exercise their option to purchase additional amounts of our common shares, based on an offering price of $ per share, (the mid-point range of the estimated initial public offering price range).

We intend to use the net proceeds from this offering to pay down some of our existing indebtedness, to make investments in accordance with our investment objectives and for general corporate purposes.

See “Use of Proceeds.”

Symbol on the New York Stock Exchange	“BXSL”

Distributions	We intend to make quarterly distributions to our shareholders out of assets legally available for distribution. Our distributions, if any, will be determined by our Board. All future distributions will be subject to lawfully available funds therefor, and we can offer no assurance that we will be able to declare such distributions in future periods.

We intend to timely distribute to our shareholders substantially all of our annual taxable income for each year, except that we may retain certain net capital gains for reinvestment and, depending upon the level of taxable income earned in a year, we may choose to carry forward taxable income for distribution in the following year and pay any applicable U.S. federal excise tax. The distributions we pay to our stockholders in a year may exceed our taxable income for that year and, accordingly, a portion of such distributions may constitute a return of capital for U.S. federal income tax purposes. The specific tax characteristics of our distributions will be reported to shareholders after the end of the calendar year. See “Distributions.”

Taxation	We have elected to be treated as a RIC for U.S. federal income tax purposes, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. Our tax treatment as a RIC will enable us to deduct qualifying distributions to our shareholders, so that we will be subject to corporate-level U.S. federal income taxation only in respect of earnings that we retain and do not distribute.

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To maintain our status as a RIC and to avoid being subject to corporate-level U.S. federal income taxation on our earnings, we must, among other things:

• maintain our election under the 1940 Act to be treated as a BDC;

•  derive in each taxable year at least 90% of our gross income from dividends, interest, gains from the sale or other disposition of stock or securities and other specified categories of investment income; and

• maintain diversified holdings.

In addition, to receive tax treatment as a RIC, we must distribute (or be treated as distributing) in each taxable year dividends for tax purposes equal to at least 90% of the sum of our investment company taxable income (which is generally our ordinary income plus the excess, if any, of our realized net short-term capital gains over our realized net long-term capital losses) and net tax-exempt income for that taxable year.

As a RIC, we generally will not be subject to corporate-level U.S. federal income tax on our investment company taxable income and net capital gains that we distribute to shareholders. If we fail to distribute our investment company taxable income or net capital gains on a timely basis, we will be subject to a nondeductible 4% U.S. federal excise tax. See “Distributions” and “Certain U.S. Federal Income Tax Considerations.”

Leverage	As a BDC, we are permitted under the 1940 Act to borrow funds or issue “senior securities” to finance a portion of our investments. As a result, we are exposed to the risks of leverage, which may be considered a speculative investment technique.

Leverage increases the potential for gain and loss on amounts invested and, as a result, increases the risks associated with investing in our securities. With certain limited exceptions, we may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that the ratio of our total assets (less total liabilities other than indebtedness represented by senior securities) to our total indebtedness represented by senior securities plus preferred shares, if any, is at least 150% after such incurrence or issuance. This means that generally, we can borrow up to $2 for every $1 of investor equity. The costs associated with our borrowings, including any increase in the management fee payable to the Adviser, are borne by our shareholders. In connection with this offering, neither the Board nor our shareholders are being asked to approve a reduced asset coverage ratio. See “Regulation.”

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As of March 31, 2021, our asset coverage was 212.0%. Following the receipt of proceeds from the capital call drawdown notice we delivered on and from this offering and the repayment of indebtedness upon receipt of these proceeds, we expect our asset coverage ratio to be approximately % based on the value of our total assets as of , 2021.

Dividend reinvestment plan	We have adopted an “opt out” dividend reinvestment plan (“DRIP”) for our shareholders. As a result, if we declare a cash dividend or other distribution, each shareholder that has not “opted out” of our dividend reinvestment plan will have their dividends or distributions automatically reinvested in additional amounts of our common shares rather than receiving cash distributions. There will be no up-front selling commissions or dealer manager fees to you if you elect to participate in the dividend reinvestment plan. We will pay the plan administrator fees under the plan.

Shareholders who receive dividends and other distributions in the form of common shares generally are subject to the same U.S. federal tax consequences as shareholders who elect to receive their distributions in cash; however, since their cash dividends will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes on reinvested dividends. See “Dividend Reinvestment Plan.”

Investment Advisory Fees	We pay the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a Management Fee and an Incentive Fee. The cost of both the Management Fee and the Incentive Fee will ultimately be borne by our shareholders.

The Management Fee is payable quarterly in arrears. Upon completion of this offering, the Management Fee will be payable at an annual rate of 1.0% of our average gross assets at the end of the two most recently completed calendar quarters payable quarterly in arrears. The Management Fee for any partial month or quarter, as the case may be, will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant calendar months or quarters, as the case may be. For purposes of the Investment Advisory Agreement, gross assets means our total assets determined on a consolidated basis in accordance with generally accepted accounting principles in the United States, excluding cash and cash equivalents, but including assets purchased with borrowed amounts.

Upon completion of this offering, the Incentive Fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains, each as described below. The portion of the Incentive Fee based on income is determined and paid quarterly in arrears commencing with the first calendar quarter following this offering, and equals 100% of the pre-Incentive Fee net investment income in excess of a 1.5%

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quarterly “hurdle rate,” until the Adviser has received 17.5% of the total pre-Incentive Fee net investment income for that calendar quarter and, for pre-Incentive Fee net investment income in excess of 1.82% quarterly, 17.5% of all remaining pre-Incentive Fee net investment income for that calendar quarter. The 1.82% “catch-up” provision for pre-Incentive Fee net investment income in excess of the 1.5% “hurdle rate” is intended to provide the Adviser with an incentive fee of 17.5% on all pre-Incentive Fee net investment income when that amount equals 1.82% in a calendar quarter (7.27%% annualized), which is the rate at which catch-up is achieved. Once the “hurdle rate” is reached and catch-up is achieved, 17.5% of any pre-Incentive Fee net investment income in excess of 1.82% in any calendar quarter is payable to the Adviser.

Upon completion of this offering, the second component of the incentive fee, a capital gains incentive fee, will be determined and payable in arrears as of the end of each calendar year in an amount equal to 17.5% of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with U.S. GAAP. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

See “Management and Other Agreements—Investment Advisory Agreement.”

Administration Agreement	We reimburse the Adviser under the Administration Agreement, for certain administrative services to us.

Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of net asset value (“NAV”), compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We reimburse the Administrator for its costs, expenses and allocable portion of overhead (including compensation of personnel performing administrative duties) in connection with the services performed for us pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its

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obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator has hired a sub-administrator to assist in the provision of administrative services. The sub-administrator receives compensation for its provision of sub-administrative services under a sub-administration agreement. See “Management and Other Agreements—Administration Agreement.”

Trading at a Discount	Shares of closed-end investment companies, including BDCs frequently trade at a discount to their net asset value. We are not generally able to issue and sell our common shares at a price below our net asset value per share unless we have shareholder approval. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value. See “Risk Factors.”

Custodian, Transfer and Dividend Paying Agent and Registrar	State Street Bank and Trust Company serves as our custodian. DST Systems, Inc. acts as our transfer agent, dividend disbursing agent for our common shares. See “Custodian, Transfer and Dividend Paying Agent and Registrar.”

Available Information	We have filed with the SEC a registration statement on Form N-2, of which this prospectus is a part, under the Securities Act. This registration statement contains additional information about us and the common shares being offered by this prospectus. We are also required to file periodic reports, current reports, proxy statements and other information with the SEC. This information is available on the SEC’s website at http://www.sec.gov.

We maintain a website at www.bxsl.com and make all of our periodic and current reports, proxy statements and other information available, free of charge, on or through our website. Information on our website is not incorporated into or part of this prospectus. You may also obtain such information free of charge by contacting us in writing at 345 Park Avenue, 31st floor, New York, New York 10153, Attention: Blackstone Secured Lending Fund, or by phone at (212) 503-2100.

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FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. The expenses shown in the table under “Annual expenses” are based on estimated amounts for our current fiscal year and assume that we issue                common shares in the offering, based on an offering price of $                per share (the mid-point range of the estimated initial public offering price range). The following table should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or “the Company” or that “we” will pay fees or expenses, you will indirectly bear these fees or expenses as an investor in the Company.

Shareholder transaction expenses:
Sales load (as a percentage of offering price)%		(1)
Offering expenses (as a percentage of offering price)%		(2)
Dividend reinvestment plan expenses	%	(3)
Total shareholder transaction expenses (as a percentage of offering price)%
Annual expenses (as a percentage of net assets attributable to common shares):
Management Fee payable under the Investment Advisory Agreement	%	(4)
Incentive Fee payable under the Investment Advisory Agreement	%	(5)
Interest payments on borrowed funds	%	(6)
Other expenses	%	(7)(8)(9)
Acquired Fund Fees and Expenses	%	(10)
Total annual expenses	%	(8)
Total net annual expenses	%	(8)

(1)

The sales load (underwriting discount and commission) with respect to the common shares sold in this offering, which is a one-time fee paid to the underwriters, is the only sales load paid in connection with this offering.

(2)	Amount reflects estimated offering expenses of approximately $ .

(3)	The expenses of the dividend reinvestment plan are included in “other expenses” in the table above. For additional information, see “Dividend Reinvestment Plan.”

(4)

Upon completion of this offering, the Management Fee will be 1.0% of our average gross assets (excluding cash and cash equivalents but including assets purchased with borrowed amounts). We may from time to time decide it is appropriate to change the terms of the agreement. Under the 1940 Act, any material change to our Investment Advisory Agreement must be submitted to shareholders for approval. See “Management and Other Agreements—Investment Advisory Agreement; Administration Agreement.”

The Management Fee reflected in the table is calculated by determining the ratio that the Management Fee bears to our net assets attributable to common shares (rather than our gross assets). The estimate of our Management Fee referenced in the table is based on our average gross assets (excluding cash and cash equivalents but including assets purchased with borrowed money) and net assets pro forma as of                 after giving effect to this offering and the expected repayment of indebtedness, as discussed in more detail under “Use of Proceeds.”

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(5)

The Incentive Fee will consist of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on our income and a portion is based on our capital gains.

For a more detailed discussion of the calculation of this fee, see “Management and Other Agreements—Payment of Our Expenses.”

(6)

Interest payments on borrowed funds represents an estimate of our annualized interest expense based on borrowings under the Revolving Credit Facility, the SPV Financing Facilities and the Notes. The assumed weighted average interest rate on our total debt outstanding was [•]%. We may borrow additional funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. We may also issue additional debt securities or preferred shares, subject to our compliance with applicable requirements under the Investment Company Act.

(7)

Includes our overhead expenses, such as payments under the Administration Agreement for certain expenses incurred by the Adviser. See “Management and Other Agreements— Investment Advisory Agreement; Administration Agreement.” We based these expenses on estimated amounts for the current fiscal year.

(8)	Estimated.

(9)	Assumes completion of this offering.

(10)

Our shareholders indirectly bear the expenses of underlying funds or other investment vehicles in which we invest that (1) are investment companies or (2) would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act (“Acquired Funds”).

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common shares. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net investment income(1)	$	$	$	$
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return resulting entirely from net realized capital gains(2)	$	$	$	$

(1)	All incentive compensation (on both net investment income and net realized gains) is subject to a total return hurdle of 6%. Consequently, no incentive compensation would be incurred in this scenario.

(2)

All incentive compensation (on both net investment income and net realized gains) is subject to a total return hurdle of 6%. Consequently, no incentive compensation would be incurred in this scenario. Assumes no unrealized capital depreciation.

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. There is no incentive compensation either on income or on capital gains under our Investment Advisory Agreement assuming a 5% annual return and therefore it is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive compensation of a material amount, our distributions to our shareholders and our expenses would likely be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of common shares, determined by dividing the total dollar amount of the dividend or distribution payable to a participant by the market price per common share at the close of trading on the valuation date for the dividend. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

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Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” the “Company,” or “us,” our common shareholders will indirectly bear such fees or expenses.

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FINANCIAL HIGHLIGHTS

The following table of financial highlights is intended to help a prospective investor understand the Company’s financial performance for the periods shown. The financial data set forth in the following table as of and for the years ended December 31, 2020, 2019 and 2018 are derived from our consolidated financial statements, which have been audited by                , an independent registered public accounting firm whose reports thereon are included in this prospectus. The financial data set forth in the following table as of and for the three months ended March 31, 2021 and 2020 have been derived from unaudited financial data, but in the opinion of our management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results for such interim periods. Interim results at and for the three months ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

	For the Three Months Ended March 31,		For the Years Ended December 31,
($ in millions, except per share amounts)	2021 (Unaudited)	2020 (Unaudited)	2020	2019	2018
Per Share Data
Net asset value, beginning of period	$25.20	$26.02	$26.02	$24.57	$25.00
Net investment income (1)	0.58	0.67	2.51	2.18	0.17
Net unrealized and realized gain (loss) (2)	0.28	(4.39)	(1.03)	1.27	(0.60)

Net increase (decrease) in net assets resulting from operations	0.86	(3.72)	1.48	3.45	(0.43)
Distributions declared (3)	(0.50)	(0.50)	(2.30)	(2.00)	—

Total increase (decrease) in net assets	0.36	(4.22)	(0.82)	1.45	(0.43)

Net asset value, end of period	$25.56	$21.80	$25.20	$26.02	$24.57

Shares outstanding, end of period	130,105,225	81,267,027	129,661,586	64,289,742	9,621,319
Total return based on NAV (4)	3.41%	(14.32)%	6.46%	14.43%	(1.72)%
Ratios
Ratio of net expenses to average net assets (5)	6.58%	6.52%	6.50%	8.50%	8.89%
Ratio of net investment income to average net assets (5)	9.12%	11.18%	10.37%	8.46%	6.07%
Portfolio turnover rate	10.90%	3.87%	46.80%	31.49%	—%
Supplemental Data
Net assets, end of period	3,325,703	1,771,461	3,267,809	1,673,117	236,365
Total capital commitments, end of period	3,926,295	3,240,465	3,926,295	3,230,641	952,234
Ratios of total contributed capital to total committed capital, end of period	81.83%	64.00%	81.83%	50.55%	25.13%
Asset coverage ratio	212.0%	198.7%	230.0%	215.1%	227.8%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)

For the three months ended March 31, 2021 and 2020 and for the years ended December 31, 2020, 2019 and 2018, the amount shown does not correspond with the aggregate amount for the period as, for the three

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months ended March 31, 2021 and 2020, it includes $0.00 and $0.33 impact, respectively, and, for the years ended December 31, 2020, 2019 and 2018, it includes a $(0.81), $0.31 and $(0.03) impact, respectively, from the effect of the timing of capital transactions.
(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions.
(4)

Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s dividend reinvestment plan) divided by the beginning NAV per share. Total return does not include sales load.

(5)

For the three months ended March 31, 2021 and 2020, amounts are annualized except for expense support amounts relating to organization costs. For those periods, the ratio of total operating expenses to average net assets was 6.58% and 6.43%, respectively, on an annualized basis, excluding the effect of expense support/(recoupment) by the Adviser which represented 0.00% and (0.09%), respectively, of average net assets. For the year ended December 31, 2018, amounts are annualized except for organizational costs and expense support amounts relating to organizational costs. For the years ended December 31, 2020, 2019 and 2018, the ratio of total operating expenses to average net assets was 6.43%, 8.47% and 14.09%, respectively, on an annualized basis, excluding the effect of expense support/(recoupment) by the Adviser which represented (0.07%), (0.03)% and 5.20%, respectively, of average net assets.

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RISK FACTORS

Investing in our common shares involves a number of significant risks. Before you invest in our common shares, you should be aware of various risks associated with the investment, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common shares. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, you may lose all or part of your investment.

A.	Risks Related to Our Business and Structure

We are a relatively new company and have limited operating history.

The Company is a non-diversified, closed-end management investment company that has elected to be regulated as a BDC with limited operating history. As a result, prospective investors have a limited track record and history on which to base their investment decision. We are subject to the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objectives and the value of a shareholder’s investment could decline substantially or become worthless. While we believe that the past professional experiences of the Investment Team, including investment and financial experience of the Adviser’s senior management, will increase the likelihood that the Adviser will be able to manage the Company successfully, there can be no assurance that this will be the case.

Our Board may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.

Our Board has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay shareholders distributions and cause shareholders to lose all or part of their investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.

Our Board may amend our Declaration of Trust without prior shareholder approval.

Our Board may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.

Price declines in the medium- and large-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.

Conditions in the medium- and large-sized U.S. corporate debt market may deteriorate, as seen during the recent financial crisis, which may cause pricing levels to similarly decline or be volatile. During the financial crisis, many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders and/or, in the case of hedge funds and other investment vehicles, to satisfy widespread redemption requests. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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values, and other constraints resulting from the credit crisis generating further selling pressure. If similar events occurred in the medium- and large-sized U.S. corporate debt market, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objectives depends on the ability of the Adviser to manage and support our investment process. If the Adviser or Blackstone Credit were to lose any members of their respective senior management teams, our ability to achieve our investment objectives could be significantly harmed.

Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of the Adviser and its affiliates. The Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of Blackstone Credit and its senior management team. The departure of any members of Blackstone Credit’s senior management team could have a material adverse effect on our ability to achieve our investment objective.

Our ability to achieve our investment objectives depends on the Adviser’s ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. The Adviser may not be able to find investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.

The Investment Advisory Agreement has been approved pursuant to Section 15 of the 1940 Act. In addition, the Investment Advisory Agreement has termination provisions that allow the parties to terminate the agreement. The Investment Advisory Agreement may be terminated at any time, without penalty, by us or by the Adviser, upon 60 days’ notice. If the Investment Advisory Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Investment Advisory Agreement is terminated, it may be difficult for us to replace the Adviser.

Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

The Adviser depends on its broader organization’s relationships with private equity sponsors, investment banks and commercial banks, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or its broader organization fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser or its broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in small to mid-sized private U.S. companies. As a result of these new entrants, competition for investment opportunities in small and middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in small and middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

We may have difficulty sourcing investment opportunities.

We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all capital commitments successfully. In addition, privately-negotiated investments in loans and illiquid securities of private middle market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our shares. Our shareholders will have no input with respect to investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our shares. To the extent we are unable to deploy all capital commitments, our investment income and, in turn, our results of operations, will likely be materially adversely affected. There is no assurance that we will be able to consummate investment transactions or that such transactions will be successful. Blackstone Credit, the Company and their affiliates may also face certain conflicts of interests in connection with any transaction, including any warehousing transaction, involving an affiliate.

As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined pursuant to policies adopted by, and subject to the oversight of, our Board. There is not a public market for the securities of the privately-held companies in which we invest. Many of our investments are not publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of a date other than quarter end for share issuances and repurchases, the Company will consider whether there has been a material change to such investments as to affect their fair value, but such analysis will be more limited than the quarter end process.

As part of our valuation process, we will take into account relevant factors in determining the fair value of the Company’s investments, without market quotations, many of which are loans, including and in combination, as relevant: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the

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portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. Our determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments.

There is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time.

We may not achieve investment results that will allow us to make a specified or stable level of cash distributions and our distributions may decrease over time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

The amount of any distributions we may make is uncertain. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we make may represent a return of capital to a shareholder that will lower such shareholder’s tax basis in its shares and reduce the amount of funds we have for investment in targeted assets.

We may fund our cash distributions to shareholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser or the Administrator, if any. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board may deem relevant from time to time. We cannot assure shareholders that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow, which may constitute a return of shareholders’ capital. A return of capital is a return of a shareholder’s investment, rather than a return of earnings or gains derived from our investment activities. A shareholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the shareholder’s basis in its shares; however, the shareholder’s basis in its shares will be reduced (but not below zero) by the amount of the return of capital, which will result in the shareholder recognizing additional gain (or a lower loss) when the shares are sold. To the extent that the amount of the return of capital exceeds the shareholder’s basis in its shares, such excess amount will be treated as gain from the sale of the shareholder’s shares. Distributions from the proceeds of this offering or from borrowings also could reduce the amount of capital we ultimately invest in our portfolio companies.

We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).

Any distributions made from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or the Administrator continues to make such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our dividend reinvestment plan, how quickly we invest the proceeds from this and any

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future offering and the performance of our investments. Shareholders should also understand that our future repayments to the Adviser will reduce the distributions that they would otherwise receive. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We, our portfolio companies and other counterparties are subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our shareholders, potentially with retroactive effect.

President Biden may support an enhanced regulatory agenda that imposes greater costs on all sectors and on financial services companies in particular. In addition, uncertainty regarding legislation and regulations affecting the financial services industry or taxation could also adversely impact our business or the business of our portfolio companies.

Additionally, any changes to or repeal of the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to our strategies and plans as set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of the Adviser to other types of investments in which the Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our financial condition and results of operations and the value of a shareholder’s investment.

The impact of financial reform legislation on us is uncertain.

In light of recent conditions in the U.S. and global financial markets and the U.S. and global economy, legislators, the presidential administration and regulators have increased their focus on the regulation of the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the “Dodd-Frank Act,” institutes a wide range of reforms that will have an impact on all financial institutions. Some of the provisions of the Dodd-Frank Act have been enacted, while others have extended implementation periods and delayed effective dates and will require extensive rulemaking by regulatory authorities. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full impact such requirements will have on our business, results of operations or financial condition is unclear. While we cannot predict what effect any changes in the laws or regulations or their interpretations would have on us as a result of the Dodd-Frank Act, these changes could be materially adverse to us and our shareholders.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith pursuant to procedures adopted by, and under oversight of, our Board. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.

General economic conditions could adversely affect the performance of our investments.

We and our portfolio companies are susceptible to the effects of economic slowdowns or recessions. The global growth cycle is in a mature phase and signs of slowdown are evident in certain regions around the world, although most economists continue to expect moderate economic growth in the near term, with limited signals of an imminent recession in the U.S. as consumer and government spending remain healthy. Although the broader outlook remains constructive and progress was made on trade, including a phase one deal with China and the United States-Mexico-Canada Agreement, geopolitical instability continues to pose risk. In particular, the outbreak of the novel coronavirus and related respiratory disease (“COVID-19”) in many countries, along with more recent COVID-19 variants, has disrupted global travel and supply chains, and has adversely impacted global commercial activity and a number of industries, such as transportation, hospitality and entertainment. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19, or any future pandemics that may arise, which may have a continued adverse impact on economic and market conditions.

Any deterioration of general economic conditions may lead to significant declines in corporate earnings or loan performance, and the ability of corporate borrowers to service their debt, any of which could trigger a period of global economic slowdown, and have an adverse impact on the performance and financial results of the Company, and the value and the liquidity of the shares. In an economic downturn, we may have non-performing assets or non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our loan investments. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on favorable terms or at all. These events could prevent us from increasing investments and harm our operating results.

Terrorist attacks, acts of war or natural disasters may adversely affect our operations.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Force Majeure events may adversely affect our operations.

We may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Company or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a

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result of a force majeure event could be considerable and could be borne by the Company. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting us. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Company if an investment is affected, and any compensation provided by the relevant government may not be adequate.

The current outbreak of the novel coronavirus, or COVID-19, has caused severe disruptions in the U.S. and global economy and already has had and may in the future have a material adverse impact on our financial condition and results of operations.

There is an ongoing global outbreak of COVID-19, which has spread to over 200 countries and territories, including the United States, and has spread to every state in the United States. On March 11, 2020, the World Health Organization designated COVID-19 as a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19. The global impact of the outbreak has been rapidly evolving, and as cases of COVID-19 have continued to be identified in additional countries, many countries have reacted by instituting quarantines, restrictions on travel, closing financial markets and/or restricting trading, and limiting hours of operations of non-essential businesses. Such actions are creating disruption in global supply chains, and adversely impacting a number of industries, including industries in which our portfolio companies operate. The outbreak has had a continued adverse impact on economic and market conditions and, at times, has triggered a period of global economic slowdown.

The outbreak of COVID-19 has had, and may in the future have, a material adverse impact on our NAV, financial condition, liquidity, results of operations, and the businesses of our portfolio companies, among other factors. We expect that these impacts are likely to continue to some extent as the outbreak persists and potentially even longer. Although many or all facets of our business have been or could be impacted by COVID-19, we currently believe the following impacts to be the most material to the Company:

•

Our NAV per share has decreased as a result of the outbreak. Although our NAV per share has recovered to some extent from the initial impact of COVID-19, it has not fully recovered and may continue to experience negative impacts from COVID-19 in the future. It is possible that the fair value of our investments, and therefore our NAV per share, could continue to decrease during the period of the COVID-19 outbreak and potentially longer. We believe our investments in portfolio companies in certain industries have been and will continue to be affected by the COVID-19 outbreak, and that our investments will generally be affected by the outbreak.

•

The portfolio companies that are borrowers of our loans may not be able to make interest payments, which would adversely impact our net income and results of operations. Many of these portfolio companies’ businesses are adversely affected by COVID-19 and are experiencing lost revenue as quarantines and other social disruption have slowed or stopped purchases of their products or services or have forced them to limit or suspend operations. Furthermore, although most of our loans are secured by first lien security interests in the applicable portfolio company’s assets, if a portfolio company defaults on its loan there is no guarantee we will be able to recover the principal amount of the loan.

•

Due to the COVID-19 outbreak we may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing will likely not be on as favorable terms as we could have obtained prior to the outbreak of the pandemic. Furthermore, because of declining values of certain of our assets, we have and may continue to post additional unencumbered assets to secure certain of our loans, leaving less remaining unencumbered assets for future financing. These factors may limit our ability to make new investments and adversely impact our results of operations.

•	Because of the market conditions created by COVID-19, companies may be less likely to seek new borrowing, which could result in less investment opportunities for the Company, which in turn could

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result in more competition for investment opportunities and potentially less favorable terms for our new investments.

The immediately preceding outcomes are those we consider to be most material as a result of the pandemic. We have also experienced and may experience other negative impacts to our business as a result of the COVID-19 pandemic that could exacerbate other risks described in this prospectus, including:

•

weakening financial conditions of or the bankruptcy or insolvency of portfolio companies, which may result in the inability of such portfolio companies to meet debt obligations, delays in collecting accounts receivable, defaults, or forgiveness or deferral of interest payments from such portfolio companies;

•

significant volatility in the markets for syndicated loans, which could cause rapid and large fluctuations in the values of such investments and adverse effects on the liquidity of any such investments;

•	deterioration in credit and financing market conditions, which may adversely impact our ability to access financing for our investments on favorable terms or at all;

•

operational impacts on our Adviser, Administrator and our other third-party advisors, service providers, vendors and counterparties, including independent valuation firms, our sub-administrator, our lenders and other providers of financing, brokers and other counterparties that we purchase and sell assets to and from, derivative counterparties, and legal and diligence professionals that we rely on for acquiring our investments;

•

limitations on our ability to ensure business continuity in the event our, or our third-party advisors’ and service providers’ continuity of operations plan is not effective or improperly implemented or deployed during a disruption;

•	the availability of key personnel of the Adviser, Administrator and our other service providers as they face changed circumstances and potential illness during the pandemic;

•

difficulty in valuing our assets in light of significant changes in the financial markets, including difficulty in forecasting discount rates and making market comparisons, and circumstances affecting the Adviser’s, Administrator’s and our service providers’ personnel during the pandemic;

•	limitations on our ability to raise new capital;

•	significant changes to the valuations of pending investments; and

•	limitations on our ability to make distributions to our shareholders due to material adverse impacts on our cash flows from operations or liquidity.

The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of the novel coronavirus on economic and market conditions, and, as a result, present material uncertainty and risk with respect to us and the performance of our investments. The full extent of the impact and effects of COVID-19 will depend on future developments, including, among other factors, the duration and spread of the outbreak, along with related travel advisories, quarantines and restrictions, the recovery time of the disrupted supply chains and industries, the impact of labor market interruptions, the impact of government interventions, the distribution of effective vaccines, mutations and variants of COVID-19 and uncertainty with respect to the duration of the global economic slowdown. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations and ability to pay distributions.

The outbreak of the epidemics/pandemics could adversely affect the performance of our investments.

Certain countries have been susceptible to epidemics/pandemics, most recently COVID-19, which has been designated as a pandemic by world health authorities. The outbreak of such epidemics/pandemics, together with any resulting restrictions on travel or quarantines imposed, has had and will continue to have a negative impact

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on the economy and business activity globally (including in the countries in which the Company invests), and thereby is expected to adversely affect the performance of the Company’s investments. Furthermore, the rapid development of epidemics/pandemics could preclude prediction as to their ultimate adverse impact on economic and market conditions, and, as a result, presents material uncertainty and risk with respect to the Company and the performance of its investments.

The United Kingdom’s exit from the European Union may create significant risks and uncertainty for global markets and our investments.

The United Kingdom (the “UK”) formally left the European Union (the “EU”) on January 31, 2020 (commonly known as “Brexit”), followed by an implementation period, during which EU law continued to apply in the UK and the UK maintained its EU single market access rights and EU customs union membership. The implementation period expired on December 31, 2020. Consequently, the UK has become a third country vis-à-vis the EU, without access to the single market or membership of the EU customs union.

During the implementation period, on December 30, 2020, the UK and the EU signed a trade and cooperation agreement (the “TCA”) to govern their ongoing relationship. The TCA was officially ratified by the UK Parliament on December 30, 2020, and was ratified by the EU Parliament and Council on April 27, 2021. It is anticipated that further details of the relationship between the UK and the EU will continue to be negotiated even after formal ratification of the TCA.

Over time, UK regulated firms and other UK businesses may be adversely affected by the terms of the TCA (assuming it is formally ratified by the EU), as compared with the position prior to the expiration of the implementation period on December 31, 2020. For example, the TCA introduces new customs checks, as well as new restrictions on the provision of cross-border services and on the free movement of employees. These changes have the potential to materially impair the profitability of a business, and to require it to adapt or even relocate.

Although it is probable that any adverse effects flowing from the UK’s withdrawal from the EU will principally affect the UK (and those having an economic interest in, or connected to, the UK), given the size and global significance of the UK’s economy, the impact of the withdrawal is unpredictable and likely to be an ongoing source of instability, produce significant currency fluctuations, and/or have other adverse effects on international markets, international trade agreements and/or other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). The withdrawal of the UK from the EU could therefore adversely affect us. In addition, although it seems less likely following the expiration of the transition period than at the time of the UK’s referendum, the withdrawal of the UK from the EU could have a further destabilizing effect if any other member states were to consider withdrawing from the EU, presenting similar and/or additional potential risks and consequences to our business and financial results.

We may face a breach of our cyber security, which could result in adverse consequences to our operations and exposure of confidential information.

Cyber security incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. Blackstone, Blackstone Credit and their affiliates and portfolio companies’ and service providers’ information and technology systems may be vulnerable to damage or interruption from cyber security breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, or usage errors by their respective professionals or service providers. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including non-public personal information related to shareholders (and their beneficial owners) and material non-public information. Although Blackstone has implemented, and portfolio companies and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to

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function properly or fail to adequately secure private information. Blackstone and Blackstone Credit do not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to Blackstone, Blackstone Credit, their affiliates, the Company, the shareholders and/or a portfolio company, each of which could be negatively impacted as a result. Breaches, such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in Blackstone’s, Blackstone Credit’s, their affiliates’, the Company’s and/or a portfolio company’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders (and their beneficial owners), material non-public information and the intellectual property and trade secrets and other sensitive information of Blackstone, Blackstone Credit and/or portfolio companies. Blackstone, Blackstone Credit, the Company and/or a portfolio company could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity, and other events that may affect their business and financial performance.

We may not be able to obtain all required state licenses.

We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that we will obtain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.

B.	Risks Related to Our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

Our investments in senior secured loans, senior secured bonds, subordinated debt and equity of private U.S. companies, including middle market companies, may be risky and, subject to compliance with our 80% test, there is no limit on the amount of any such investments in which we may invest.

Senior Secured Loans and Senior Secured Bonds. There is a risk that any collateral pledged by portfolio companies in which we have taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent our debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, our security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should we be forced to enforce our remedies.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

Equity Investments. We may make select equity investments. In addition, in connection with our debt investments, we on occasion may receive equity interests such as warrants or options as additional consideration. The equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.

Below Investment Grade Risk. In addition, we invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:

Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.

Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer’s industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.

Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments, or the unavailability of additional financing.

Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.

The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.

Mezzanine Loans. Our mezzanine loans generally will be subordinated to senior secured loans on a payment basis, are typically unsecured and rank pari passu with other unsecured creditors. As such, other creditors may rank senior to us in the event of insolvency. This may result in an above average amount of risk and loss of principal. Our mezzanine debt securities generally will have ratings or implied or imputed ratings below investment grade. They will be obligations of corporations, partnerships or other entities that are generally unsecured, typically are subordinated to other obligations of the obligor and generally have greater credit and liquidity risk than is typically associated with investment grade corporate obligations. Accordingly, the risks associated with mezzanine debt securities include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions (including a sustained period of rising interest rates or an economic downturn) may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt securities are highly leveraged, and specific developments affecting such obligors, including reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt securities are often issued in connection with leveraged acquisitions or recapitalizations, in which the issuers incur a substantially higher amount of indebtedness than the level at which they had previously operated. Default rates for mezzanine debt securities have historically been higher than has been the case for investment grade securities.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

We may form one or more CLOs, which may subject us to certain structured financing risks.

To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. This would involve contributing a pool of assets to a special purpose entity, and selling debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. Depending on how these CLOs are structured, an interest in any such CLO held by us may be considered a “non-qualifying” portfolio investment for purposes of the 1940 Act.

If we create a CLO, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the annual distribution requirement for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares.

In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrowers, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by us as owner of equity interests in the CLO.

The manager for a CLO that we create may be the Company, the Adviser or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent the Adviser or an affiliate other than the Company serves as manager and the Company is obligated to compensate the Adviser or the affiliate for such services, we, the Adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our shareholders, pay no additional management fees to the Adviser or the affiliate in connection therewith. To the extent we serve as manager, we will waive any right to receive fees for such services from the Company (and indirectly its shareholders) or any affiliate.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.

We generally do not control our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the company’s common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in non-traded companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, have a material adverse effect on our investment objectives and our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt for our financing needs.

During periods of falling interest rates, payments under the floating rate debt instruments that we hold would generally decrease, resulting in less revenue to us. Interest rates have recently been at or near historic lows. In the event of a sharply rising interest rate environment, payments under floating rate debt instruments generally would rise and there may be a significant number of issuers of such floating rate debt instruments that would be unable or unwilling to pay such increased interest costs and may otherwise be unable to repay their loans. Investments in floating rate debt instruments may also decline in value in response to rising interest rates if

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

the interest rates of such investments do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, fixed-rate debt instruments may decline in value because the fixed rates of interest paid thereunder may be below market interest rates.

A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect our credit arrangements and our collateralized loan obligation transactions

On July 27, 2017, the Financial Conduct Authority (“FCA”) announced that it would phase out the London Interbank Offered Rate (“LIBOR”) as a benchmark by the end of 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The administrator of LIBOR has announced it will consult on its intention to cease the publication of the one week and two month LIBOR settings immediately following the LIBOR publication on December 31, 2021, and the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. The U.S. Federal Reserve System (“FRS”), Office of the Comptroller of the Currency, and Federal Deposit Insurance Corporation have issued guidance encouraging market participants to adopt alternatives to LIBOR in new contracts as soon as practicable and no later than December 31, 2021, and the FCA has indicated that market participants should not rely on LIBOR being available after 2021. As an alternative to LIBOR, for example, the FRS, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities. Abandonment of or modifications to LIBOR could have adverse impacts on newly issued financial instruments and our existing financial instruments which reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. If LIBOR ceases to exist, we and our portfolio companies may need to amend or restructure our existing LIBOR-based debt instruments and any related hedging arrangements that extend beyond December 31, 2021, or June 30, 2023, depending on the applicable LIBOR tenor and pending the outcome of the LIBOR administrator’s consultation. Such amendments and restructurings may be difficult, costly and time consuming. In addition, from time to time we invest in floating rate loans and investment securities whose interest rates are indexed to LIBOR. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR, or any changes announced with respect to such reforms, may result in a sudden or prolonged increase or decrease in the reported LIBOR rates and the value of LIBOR-based loans and securities, including those of other issuers we or our funds currently own or may in the future own. It remains uncertain how such changes would be implemented and the effects such changes would have on us, issuers of instruments in which we invest and financial markets generally.

The expected discontinuation of LIBOR could have a significant impact on our business. There could be significant operational challenges for the transition away from LIBOR including, but not limited to, amending loan agreements with borrowers on investments that may have not been modified with fallback language and adding effective fallback language to new agreements in the event that LIBOR is discontinued before maturity. Beyond these challenges, we anticipate there may be additional risks to our current processes and information systems that will need to be identified and evaluated by us. Due to the uncertainty of the replacement for LIBOR, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined. In addition, the cessation of LIBOR could:

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Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives that may be included in our assets and liabilities;

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

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Require extensive changes to documentation that governs or references LIBOR or LIBOR-based products, including, for example, pursuant to time-consuming renegotiations of documentation to modify the terms of investments;

•	Result in inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with one or more alternative reference rates;

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Result in disputes, litigation or other actions with portfolio companies, or other counterparties, regarding the interpretation and enforceability of provisions in our LIBOR-based investments, such as fallback language or other related provisions, including, in the case of fallbacks to the alternative reference rates, any economic, legal, operational or other impact resulting from the fundamental differences between LIBOR and the various alternative reference rates;

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Require the transition and/or development of appropriate systems and analytics to effectively transition our risk management processes from LIBOR-based products to those based on one or more alternative reference rates, which may prove challenging given the limited history of the proposed alternative reference rates; and

•	Cause us to incur additional costs in relation to any of the above factors.

There is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have a material adverse effect on our business, result of operations, financial condition, and unit price. In addition, the transition to a successor rate could potentially cause (i) increased volatility or illiquidity in markets for instruments that currently rely on LIBOR, (ii) a reduction in the value of certain instruments held by the Company, or (iii) reduced effectiveness of related Fund transactions, such as hedging. It remains uncertain how such changes would be implemented and the effects such changes would have on the Company, issuers of instruments in which the Company invests and financial markets generally.

Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Our investments in CLOs may be riskier than a direct investment in the debt or other securities of the underlying companies.

When investing in CLOs, we may invest in any level of a CLO’s subordination chain, including subordinated (lower-rated) tranches and residual interests (the lowest tranche). CLOs are typically highly levered and therefore, the junior debt and equity tranches that we may invest in are subject to a higher risk of total loss and deferral or nonpayment of interest than the more senior tranches to which they are subordinated. In addition, we will generally have the right to receive payments only from the CLOs, and will generally not have direct rights against the underlying borrowers or entities that sponsored the CLOs. Furthermore, the investments we make in CLOs are at times thinly traded or have only a limited trading market. As a result, investments in such CLOs may be characterized as illiquid securities.

Economic recessions or downturns or restrictions on trade could impair our portfolio companies and adversely affect our operating results.

Many of our portfolio companies may be susceptible to economic recessions or downturns and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Certain of our portfolio companies may also be impacted by tariffs or other matters affecting international trade. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and adversely affect our operating results.

A covenant breach or other default by our portfolio companies may adversely affect our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.

Our portfolio companies may be highly leveraged.

Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

Our portfolio may be concentrated in a limited number of industries. A downturn in any particular industry in which we are invested could significantly impact the aggregate returns we realize.

If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

Our investments in the healthcare sector face considerable uncertainties.

Our investments in the healthcare sector are subject to substantial risks. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force our portfolio companies engaged in healthcare to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices.

Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry.

Investing in middle market companies involves a number of significant risks, any one of which could have a material adverse effect on our operating results.

Investments in middle market companies involve the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that middle market companies:

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may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;

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have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

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generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, trustees and members of the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

•	may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.

We may not realize gains from our equity investments.

Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.

An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.

We intend to invest primarily in privately-held companies. Investments in private companies pose significantly greater risks than investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and the ability to withstand financial distress. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons with less depth and breadth of experience. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, limited public information generally exists about private companies. Fifth, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Adviser would typically assess an investment in a portfolio company based on the Adviser’s estimate of the portfolio company’s earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Adviser to make different investment decisions than it may have made with more complete information. These private companies and their financial information will not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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A lack of liquidity in certain of our investments may adversely affect our business.

We generally invest in companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded debt commitments. After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase shares. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Our investments may include original issue discount and payment-in-kind instruments.

To the extent that we invest in original issue discount or PIK instruments and the accretion of original issue discount or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

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the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

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original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;

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an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our gross assets and, as such, increases the Adviser’s future base management fees which, thus, increases the Adviser’s future income incentive fees at a compounding rate;

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market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;

•	the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;

•	even if the conditions for income accrual under U.S. GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;

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for accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that investors be given notice of this fact;

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PURSUANT TO 17 C.F.R. SECTION 200.83

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the required recognition of original issue discount or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and

•	original issue discount may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.

We may enter into a TRS agreement that exposes us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

A total return swap (“TRS”) is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under TRS transactions, enters into offsetting transactions or otherwise covers such TRS transactions in accordance with applicable SEC guidance, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company’s overall leverage limitation.

A TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the loans underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could in the aggregate be significant. A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty.

We may enter into repurchase agreements.

Subject to our investment objectives and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Company of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Company will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). The Company does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Company could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Company seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Company generally will seek to liquidate such collateral. However, the exercise of the Company’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Company could suffer a loss.

We may enter into securities lending agreements.

We may from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such loan. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. However, such loans will be made only to brokers and other financial institutions that are believed by

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

the Adviser to be of high credit standing. Securities loans are made to broker-dealers pursuant to agreements requiring that loans be continuously secured by collateral consisting of U.S. government securities, cash or cash equivalents (e.g., negotiable certificates of deposit, bankers’ acceptances or letters of credit) maintained on a daily mark-to-market basis in an amount at least equal at all times to the market value of the securities lent. If the Company enters into a securities lending arrangement, the Adviser, as part of its responsibilities under the Investment Advisory Agreement, will invest the Company’s cash collateral in accordance with the Company’s investment objectives and strategies. The Company will pay the borrower of the securities a fee based on the amount of the cash collateral posted in connection with the securities lending program. The borrower will pay to the Company, as the lender, an amount equal to any dividends or interest received on the securities lent.

The Company may invest the cash collateral received only in accordance with its investment objectives, subject to the Company’s agreement with the borrower of the securities. In the case of cash collateral, the Company expects to pay a rebate to the borrower. The reinvestment of cash collateral will result in a form of effective leverage for the Company.

Although voting rights or rights to consent with respect to the loaned securities pass to the borrower, the Company, as the lender, will retain the right to call the loans and obtain the return of the securities loaned at any time on reasonable notice, and it will do so in order that the securities may be voted by the Company if the holders of such securities are asked to vote upon or consent to matters materially affecting the investment. The Company may also call such loans in order to sell the securities involved. When engaged in securities lending, the Company’s performance will continue to reflect changes in the value of the securities loaned and will also reflect the receipt of interest through investment of cash collateral by the Company in permissible investments.

We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.

We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.

A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer’s failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer’s defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer’s defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer’s defaulted debt securities from the seller of protection.

Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.

A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage. See “Risk Factors—Risks Related to Debt Financing.”

We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Technological innovations and industry disruptions may negatively impact us.

Current trends in the market generally have been toward disrupting a traditional approach to an industry with technological innovation, and multiple young companies have been successful where this trend toward disruption in markets and market practices has been critical to their success. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that will compete with the Company and/or its portfolio companies or alter the market practices the Company’s strategy has been designed to function within and depend on for investment return. Any of these new approaches could damage the Company’s investments, significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments.

Syndication of Co-Investments

From time to time, the Company may make an investment with the expectation of offering a portion of its interests therein as a co-investment opportunity to third-party investors. There can be no assurance that the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Company will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Company or that expenses incurred by the Company with respect to any such syndication will not be substantial. In the event that the Company is not successful in syndicating any such co-investment, in whole or in part, the Company may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make the Company more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Company that is not syndicated to co-investors as originally anticipated could significantly reduce the Company’s overall investment returns.

New Investment Techniques

The Adviser may employ investment techniques or invest in instruments that it believes will help achieve our investment objectives, whether or not such investment techniques or instruments are specifically defined herein, so long as such investments are consistent with our investment strategies and objectives and subject to applicable law. Such investment techniques or instruments may not be thoroughly tested in the market before being employed and may have operational or theoretical shortcomings which could result in unsuccessful investments and, ultimately, losses to us. In addition, any such investment technique or instrument may be more speculative than other investment techniques or instruments specifically described herein and may involve material and unanticipated risks. There can be no assurance that the Adviser will be successful in implementing any such investment technique. Furthermore, the diversification and type of investments may differ substantially from our prior investments.

C.	Risks Related to the Adviser and Its Affiliates

The Adviser and its affiliates, including our officers and some of our trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.

The Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the average value of our gross assets at the end of the two most recently completed calendar quarters. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. In addition, because the base management fee is based on the average value of our gross assets at the end of the two most recently completed calendar quarters, which includes any borrowings for investment purposes, the Adviser may be incentivized to recommend the use of leverage or the issuance of additional equity to make additional investments and increase the average value of our gross assets at the end of the two most recently completed calendar quarters. Under certain circumstances, the use of leverage may increase the likelihood of default, which could disfavor our shareholders. Our compensation arrangements could therefore result in our making riskier or more speculative investments, or relying more on leverage to make investments, than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. See “— Potential Conflicts of Interest.”

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to other clients.

The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders. Our investment objectives may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. In particular, we will rely on the Adviser to manage our day-to-day activities and to implement our investment strategy. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. The Adviser and its officers and employees will devote only as much of its or their time to our business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.

We rely, in part, on the Adviser to assist with identifying investment opportunities and making investment recommendations to the Adviser. The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser, its affiliates and their officers and employees will not be devoted exclusively to our business, but will be allocated between us and such other business activities of the Adviser and its affiliates in a manner that the Adviser deems necessary and appropriate. See “—Potential Conflicts of Interest.”

The time and resources that individuals employed by the Adviser devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Adviser are not prohibited from raising money for or managing other entities that make the same types of investments that we target.

The Adviser and individuals employed by the Adviser are generally not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. We may participate in certain transactions originated by the Adviser or its affiliates under our exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board) the Adviser may not have the opportunity to cause us to participate. Affiliates of the Adviser, whose primary business includes the origination of investments or investing in non-originated assets, engage in investment advisory business with accounts that compete with us. See “—Potential Conflicts of Interest.”

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Our shares may be purchased by the Adviser or its affiliates.

Affiliates of the Adviser have purchased and the Adviser and its affiliates in the future expect to purchase our shares. The Adviser and its affiliates will not acquire any shares with the intention to resell or re-distribute such shares. The purchase of shares by the Adviser and its affiliates could create certain risks, including, but not limited to, the following:

•	the Adviser and its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and

•	substantial purchases of shares by the Adviser and its affiliates may limit the Adviser’s ability to fulfill any financial obligations that it may have to us or incurred on our behalf.

The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.

Our future success depends, to a significant extent, on the continued services of the officers and employees of the Adviser or its affiliates. The loss of services of one or more members of the Adviser’s management team, including members of the Investment Committee, could adversely affect our financial condition, business and results of operations. The Adviser does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Adviser. Further, we do not intend to separately maintain key person life insurance on any of these individuals.

The compensation we pay to the Adviser will be determined without independent assessment on our behalf, and these terms may be less advantageous to us than if such terms had been the subject of arm’s-length negotiations.

The Investment Advisory Agreement will not be entered into on an arm’s-length basis with an unaffiliated third party. As a result, the form and amount of compensation we pay the Adviser may be less favorable to us than they might have been had an investment advisory agreement been entered into through arm’s-length transactions with an unaffiliated third party.

The Adviser’s influence on conducting our operations gives it the ability to increase its fees, which may reduce the amount of cash flow available for distribution to our shareholders.

The Adviser is paid a base management fee calculated as a percentage of our gross assets and unrelated to net income or any other performance base or measure. The Adviser may advise us to consummate transactions or conduct our operations in a manner that, in the Adviser’s reasonable discretion, is in the best interests of our shareholders. These transactions, however, may increase the amount of fees paid to the Adviser. The Adviser’s ability to influence the base management fee paid to it by us could reduce the amount of cash flow available for distribution to our shareholders.

There may be trademark risk, as we do not own the Blackstone name.

We do not own the Blackstone name, but we are permitted to use it as part of our corporate name pursuant to the Investment Advisory Agreement. Use of the name by other parties or the termination of the Investment Advisory Agreement may harm our business.

D.	Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act described as “qualifying” assets (“Qualifying Assets”), unless, at the time of and after giving effect

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately-owned competitors, which may lead to greater shareholder dilution.

For U.S. federal income tax purposes, we are required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for RIC tax treatment and thus we may become subject to corporate-level income tax.

We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price per share, after deducting selling commissions and dealer manager fees, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current NAV of our shares if our Board, including our independent trustees, determine that such sale is in our best interests and the best interests of our shareholders,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates is restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of our Board and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board. However, we may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between our interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions (including certain co-investments) with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, trustees, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Adviser, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We have obtained exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in guidelines approved by the Board) the Adviser may not have the opportunity to cause us to participate.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objectives, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code.

E.	Risks Related to Debt Financing

We borrow money, which magnifies the potential for loss on amounts invested in us and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. When we use leverage to partially finance our investments, through borrowing from banks and other lenders, shareholders will experience increased risks of investing in our shares. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser.

We use and intend to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser’s and our Board’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to shareholders may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board, a majority of whom are independent trustees with no material interests in such transactions.

Although borrowings by the Company have the potential to enhance overall returns that exceed the Company’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Company’s cost of funds. In addition, borrowings by the Company may be secured by the shareholders’ investments as well as by the Company’s assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the investors may be subordinated to such borrowing.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

We may default under our credit facilities.

In the event we default under our credit facilities or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our credit ratings may not reflect all risks of an investment in our debt securities.

Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

The Notes present other risks to common shareholders, including the possibility that such notes could discourage an acquisition of us by a third party.

Certain provisions of the Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the Notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. These provisions could discourage an acquisition of us by a third party.

Failure to refinance our existing Notes could have a material adverse effect on our results of operations and financial position.

The 2023 Notes, 2026 Notes and New 2026 Notes mature on July 14, 2023, January 15, 2026 and September 16, 2026, respectively. If we are unable to refinance the Notes or find a new source of borrowing on acceptable terms, we will be required to pay down the amounts outstanding at maturity through one or more of the following: (1) borrowing additional funds under our then current credit facility, (2) issuance of additional common shares or (3) possible liquidation of some or all of our loans and other assets, any of which could have a material adverse effect on our results of operations and financial position.

The trading market or market value of our issued debt securities may fluctuate.

Our issued debt securities may or may not have an established trading market. We cannot assure our noteholders that a trading market for our issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our issued debt securities. These factors include, but are not limited to, the following:

•	the time remaining to the maturity of these debt securities;

•	the outstanding principal amount of debt securities with terms identical to these debt securities;

•	the ratings assigned by national statistical ratings agencies;

•	the general economic environment;

•	the supply of debt securities trading in the secondary market, if any;

•	the redemption or repayment features, if any, of these debt securities;

•	the level, direction and volatility of market interest rates generally; and

•	market rates of interest higher or lower than rates borne by the debt securities.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Our noteholders should also be aware that there may be a limited number of buyers when they decide to sell their debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Terms relating to redemption may materially adversely affect our noteholders return on any debt securities that we may issue.

If our noteholders’ debt securities are redeemable at our option, we may choose to redeem their debt securities at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In addition, if our noteholders’ debt securities are subject to mandatory redemption, we may be required to redeem their debt securities also at times when prevailing interest rates are lower than the interest rate paid on their debt securities. In this circumstance, our noteholders may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as their debt securities being redeemed.

Provisions in a credit facility may limit our investment discretion.

A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In connection with one or more credit facilities entered into by the Company, distributions to shareholders may be subordinated to payments required in connection with any indebtedness contemplated thereby.

In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.

In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table illustrates the effect of leverage on returns from an investment in our shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to common shareholder(1)	(22.34)%	(12.56)%	(2.78)%	(7.00)%	(16.78)%

(1)

Based on (i) $6.5 billion in total assets as of March 31, 2021, (ii) $3.0 billion in outstanding indebtedness as of March 31, 2021, (iii) $3.3 billion in net assets as of December 31, 2020 and (iv) an annualized average interest rate, including fees (such as fees on undrawn amounts and amortization of financing costs), on our indebtedness, as of March 31, 2021, of 3.11%.

Based on an outstanding indebtedness of $3.0 billion as of March 31, 2021 and the weighted average effective annual interest rate, including fees (such as fees on undrawn amounts and amortization of financing costs), of 3.11% as of that date, our investment portfolio at fair value would have had to produce an annual return of approximately 1.42% to cover annual interest payments on the outstanding debt. For more information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.”

Changes in interest rates may affect our cost of capital and net investment income.

Since we use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.

F.	Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.

To obtain and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and quarterly asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Furthermore, we have elected to amortize market discount and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation.

Because any original issue discount, market discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus we may become subject to corporate-level income tax.

Some of our investments may be subject to corporate-level income tax.

We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).

Our portfolio investments may present special tax issues.

The Company expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Company. U.S. federal income tax rules are not entirely clear about issues such as when the Company may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Company, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Legislative or regulatory tax changes could adversely affect investors.

At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

G.	Risks Related to an Investment in the Common Shares

Prior to this offering, there has been no public market for our common shares, and we cannot assure you that a market for our common shares will develop or that the market price of common shares will not decline following the offering. Our common share price may be volatile and may fluctuate substantially.

We intend to apply to list our common shares on The New York Stock Exchange under the symbol “BXSL” on or promptly after the date of this prospectus. We cannot assure you that a trading market will develop for our common shares after this offering or, if one develops, that the trading market can be sustained. In addition, we cannot predict the prices at which our common shares will trade.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The offering price for our common shares will be determined through our negotiations with the underwriters and may not bear any relationship to the market price at which it may trade after this offering. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and commissions and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value and our shares may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common shares will trade at, above or below net asset value. The risk of loss associated with this characteristic of closed-end management investment companies may be greater for investors expecting to sell common shares purchased in the offering soon after the offering. In addition, if our common shares trades below its net asset value, we will generally not be able to sell additional common shares to the public at its market price without first obtaining the approval of a majority of our shareholders (including a majority of our unaffiliated shareholders) and our independent directors for such issuance.

The market price and liquidity of the market for our common shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•

significant volatility in the market price and trading volume of securities of BDCs or other companies in the sector in which we operate, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of RIC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of key personnel from our Adviser;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our shareholders do not have preemptive rights to purchase any shares we issue in the future. Our charter authorizes us to issue an unlimited number of shares. Our Board may elect to sell additional shares in the future or issue equity interests in private offerings. To the extent we issue additional equity interests at or below net asset value, your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common shares at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common shares, or warrants, options, or rights to acquire our common shares, at a price below the current net asset value of our common shares if our Board and independent directors determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common shares or senior securities convertible into, or exchangeable for, our common shares, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

Sales of substantial amounts of our common shares in the public market may have an adverse effect on the market price of our common shares.

Upon completion of this offering, we will have                common shares outstanding (or                common shares if the underwriters’ exercise their option to purchase additional common shares). The common shares sold in the offering will be freely tradable without restriction or limitation under the Securities Act.

Any shares purchased in this offering or currently owned by our affiliates, as defined in the Securities Act, will be subject to the public information, manner of sale and volume limitations of Rule 144 under the Securities Act. The remaining common shares that will be outstanding upon the completion of this offering will be “restricted securities” under the meaning of Rule 144 promulgated under the Securities Act and may only be sold if such sale is registered under the Securities Act or exempt from registration, including the exemption under Rule 144. See “Shares Eligible for Future Sale.”

In addition, without the consent of the Board:

[•]

Following this offering and the expiration of applicable lock-up periods, subject to applicable securities laws, sales of substantial amounts of our common shares, or the perception that such sales could occur, could adversely affect the prevailing market prices for our common shares. If this occurs, it could impair our ability to raise additional capital through the sale of equity securities should we desire to do so. We cannot predict what effect, if any, future sales of securities, or the availability of securities for future sales, will have on the market price of our common shares prevailing from time to time.

We may use proceeds of this offering in a way with which you may not agree.

We will have significant flexibility in applying the proceeds of this offering and may use the net proceeds from this offering in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from the net proceeds of this offering. Our ability to achieve our investment objectives may be limited to the extent that net proceeds of this offering, pending full investment, are used to pay expenses rather than to make investments.

We may have difficulty paying distributions and the tax character of any distributions is uncertain.

We generally intend to distribute substantially all of our available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. We cannot assure shareholders that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.

Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from the proceeds of the sale of our shares or from borrowings in anticipation of future cash flow, which could constitute a return of shareholders’ capital and will lower such shareholders’ tax basis in our shares, which may result in increased tax liability to shareholders when they sell such shares.

Distributions on our common shares may exceed our taxable earnings and profits. Therefore, portions of the distributions that we pay may represent a return of capital to you. A return of capital is a return of a portion of your original investment in common shares. As a result, a return of capital will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use offering proceeds to fund distributions.

We may pay our distributions from offering proceeds in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value.

Shareholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in common shares if the investor opts in to the plan. As a result, shareholders that do not elect to participate in our dividend reinvestment plan may experience dilution over time.

Shareholders may experience dilution in the net asset value of their shares if they do not participate in our dividend reinvestment plan and if our shares are trading at a discount to net asset value.

All distributions declared in cash payable to shareholders that are participants in our dividend reinvestment plan will generally be automatically reinvested in common shares if the investor opts in to the plan. As a result, shareholders who do not elect to participate in our dividend reinvestment plan may experience accretion to the net asset value of their shares if our shares are trading at a premium to net asset value and dilution if our shares are trading at a discount to net asset value. The level of accretion or discount would depend on various factors, including the proportion of our shareholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to shareholders.

Purchases of our common shares by us under the Company 10b5-1 Plan may result in the price of our common shares being higher than the price that otherwise might exist in the open market.

On                , 2021, our Board approved the Company 10b5-1 Plan which we intend to enter into. Under the Company 10b5-1 Plan,                , as agent for the Company, will acquire up to $                million in the aggregate of our common shares during the period beginning after 30 calendar days after the closing of this offering and ending on the earlier of the date on which all the capital committed to the Company 10b5-1 Plan has been exhausted or                months (tolled for periods during which the Company 10b5-1 Plan is suspended), subject to certain conditions.

Whether purchases will be made under the Company 10b5-1 Plan and how much will be purchased at any time is uncertain, dependent on prevailing market prices and trading volumes, all of which we cannot predict.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

These activities may have the effect of maintaining the market price of our common shares or retarding a decline in the market price of the common shares, and, as a result, the price of our common shares may be higher than the price that otherwise might exist in the open market.

Purchases of our common shares by us under the Company 10b5-1 Plan may result in dilution to our net asset value per share.

The Company 10b5-1 Plan is intended to require                 , as our agent, to repurchase our common shares on our behalf when the market price per share is below the most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by us to any previously announced net asset value per share). Under the Company 10b5-1 Plan, the agent will increase the volume of purchases made as the price of our common shares declines, subject to volume restrictions.

Because purchases under the Company 10b5-1 Plan will be made beginning at any price below our most recently reported net asset value per share, if our net asset value per share as of the end of a quarter is lower than the net asset per share as of the end of the prior quarter, purchases under the Company 10b5-1 Plan during the period from the end of a quarter to the time of our earnings release announcing the new net asset value per share for that quarter may result in dilution to our net asset value per share. This dilution would occur because we would repurchase shares under the Company 10b5-1 Plan at a price above the net asset value per share as of the end of the most recent quarter end, which would cause a proportionately smaller increase in our shareholders’ interest in our earnings and assets and their voting interest in us than the decrease in our assets resulting from such repurchase. As a result of any such dilution, our market price per share may decline. The actual dilutive effect will depend on the number of common shares that could be so repurchased, the price and the timing of any repurchases under the Company 10b5-1 Plan.

If we issue preferred shares or convertible debt securities, the net asset value of our common shares may become more volatile.

We cannot assure you that the issuance of preferred shares and/or convertible debt securities would result in a higher yield or return to the holders of our common shares. The issuance of preferred shares or convertible debt would likely cause the net asset value of our common shares to become more volatile. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to approach the net rate of return on our investment portfolio, the benefit of such leverage to the holders of our common shares would be reduced. If the dividend rate on the preferred shares, or the interest rate on the convertible debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common shares than if we had not issued the preferred shares or convertible debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common shares. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common shares than if we were not leveraged through the issuance of preferred shares or debt securities. This decline in net asset value would also tend to cause a greater decline in the market price, if any, for our common shares.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios, which may be required by the preferred shares or convertible debt, or our current investment income might not be sufficient to meet the dividend requirements on the preferred shares or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund the redemption of some or all of the preferred shares or convertible debt. In addition, we would pay (and the holders of our common shares would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, debt securities, convertible debt, or any combination of these securities. Holders of preferred shares or convertible debt may have different interests than holders of common shares and may at times have disproportionate influence over our affairs.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Holders of any preferred shares that we may issue will have the right to elect certain members of our Board and have class voting rights on certain matters.

The 1940 Act requires that holders of preferred shares must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if dividends on such preferred shares are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred shares, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common shares and preferred shares, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our tax treatment as a RIC for U.S. federal income tax purposes.

No shareholder approval is required for certain mergers.

Our Board may undertake to approve mergers between us and certain other funds or vehicles. Subject to the requirements of the 1940 Act and, after a quotation or listing of the Company’s securities on a national securities exchange (including through this initial public offering) or a sale of all or substantially all of its assets to, or a merger or other liquidity transaction with, an entity in which the Company’s shareholders receive shares of a publicly-traded company which continues to be managed by the Adviser or an affiliate thereof (“Exchange Listing”), the applicable stock exchange rules, such mergers will not require shareholder approval so shareholders will not be given an opportunity to vote on these matters unless such mergers are reasonably anticipated to result in a material dilution of the NAV per Share of the Company. These mergers may involve funds managed by affiliates of Blackstone Credit. The Board may also convert the form and/or jurisdiction of organization, including to take advantage of laws that are more favorable to maintaining board control in the face of dissident shareholders.

Investing in our shares involves a high degree of risk.

The investments we make in accordance with our investment objectives may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.

Certain provisions of our charter and actions of our Board could deter takeover attempts and have an adverse impact on the value of common shares.

Our charter, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our Board may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of common shares the opportunity to realize a premium over the value of common shares.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

POTENTIAL CONFLICTS OF INTEREST

The Adviser, Blackstone Credit, Blackstone and their respective affiliates will be subject to certain conflicts of interest with respect to the services the Adviser and the Administrator provide to us. These conflicts will arise primarily from the involvement of Blackstone Credit, Blackstone and their respective affiliates, or collectively (the “Firm”), in other activities that may conflict with our activities. You should be aware that individual conflicts will not necessarily be resolved in favor of your interest. The foregoing list of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Company.

Performance Based Compensation and Management Fees. The existence of the incentive fees payable to Blackstone Credit may create a greater incentive for Blackstone Credit to make more speculative investments on behalf of the Company, or to time the purchase or sale of investments in a manner motivated by the personal interests of Blackstone Credit and/or Blackstone personnel. However, the fact that the hurdle rate for the incentive fee based on income is calculated on an aggregate basis each quarter and that realized and unrealized losses are netted against realized gains for the incentive fee based on capital gains should reduce the incentives for the Adviser to make more speculative investments or otherwise time the purchase or sale of investments.

In addition, the manner in which the Adviser’s entitlement to incentive fees is determined may result in a conflict between its interests and the interests of shareholders with respect to the sequence and timing of disposals of investments, as the Adviser may want to dispose of lower yielding investments in favor of higher yielding ones. With respect to the Adviser’s entitlement to incentive fees on capital gains, the Adviser may be incentivized to realize capital gains prior to a year end if such gains, net of realized and unrealized losses, would result in an incentive fee on capital gains.

The Firm’s Policies and Procedures. Because the Firm has many different asset management and advisory businesses, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. Certain policies and procedures implemented by the Firm to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions, such as the Firm’s information wall policy, will from time to time reduce the synergies and collaboration across the Firm’s various businesses that the Company expects to draw on for purposes of identifying, pursuing and managing attractive investment opportunities. For example, the Firm will come into possession of material non-public information with respect to companies, including companies in which the Company has investments or is considering making investments. The information, which could be of benefit to the Company, is likely to be restricted to those other businesses and otherwise be unavailable to the Company. It is also possible that the Company could be restricted from trading despite the fact that the Company did not receive such information. The inability to buy or sell securities in such circumstances could materially adversely affect the investment results of the Company, including but not limited to a material loss with respect to an individual investment or differing results than those obtained by Other Clients with respect to the same investment. Additionally, the Firm may restrict or otherwise limit the Company and/or its portfolio companies from entering into agreements with, or related to, companies that either are advisory clients of the Firm or in which any fund of the Firm has invested or has considered making an investment. The Firm will from time to time restrict or otherwise limit the ability of the Company and/or its portfolio companies to make investments in or otherwise engage in businesses or activities competitive with companies of other advisory clients of the Firm, either as a result of contractual restrictions or otherwise. Furthermore, there will be circumstances in which affiliates of the Firm (including Other Clients) may refrain from taking certain confidential information in order to avoid trading restrictions. Finally, the Firm has and will enter into one or more strategic relationships in certain regions or with respect to certain types of investments that, although possibly intended to provide greater opportunities for the Company, may require the Company to share such opportunities or otherwise limit the amount of an opportunity the Company can otherwise take. There can be no assurance that additional restrictions will not be imposed that would further limit the ability of the Firm to share information internally.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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Broad and Wide-Ranging Activities. The Firm engages in a broad spectrum of activities. In the ordinary course of its business activities, the Firm will engage in activities where the interests of certain divisions of the Firm or the interests of its clients will conflict with the interests of the shareholders in the Company. Other present and future activities of the Firm will give rise to additional conflicts of interest. In the event that a conflict of interest arises, the Adviser will attempt to resolve such conflict in a fair and equitable manner. Subject to applicable law, including the 1940 Act, and the Board of Trustees’ oversight, the Adviser will have the power to resolve, or consent to the resolution of, conflicts of interest on behalf of the Company. Investors should be aware that conflicts will not necessarily be resolved in favor of the Company’s interests. In addition, the Adviser may in certain situations choose to consult with or obtain the consent of the Board of Trustees with respect to any specific conflict of interest, including with respect to the approvals required under the 1940 Act, including Section 57(f), and the Advisers Act. The Company may enter into joint transactions or cross-trades with clients or affiliates of the Adviser to the extent permitted by the 1940 Act, the Advisers Act and any applicable co-investment order from the SEC. Subject to the limitations of the 1940 Act, the Company may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds.

Management Fee. The fact that all or a portion of the management fee is calculated based on each shareholder’s capital contributions for investments (and, in the case of management fees, also on the amounts borrowed to fund the purchase of investments) rather than solely on capital commitments may create an incentive for the Adviser to (i) make more speculative investments than it otherwise would have made if management fees and servicing fees were solely based on capital commitments, (ii) seek to deploy the capital commitments in investments at an accelerated pace and/or (iii) hold investments, or retain and not distribute proceeds, longer than it otherwise would have if management fees and servicing fees were based solely on capital commitments.

Allocation of Personnel. The Adviser and its members, officers and employees will devote as much of their time to the activities of the Company as they deem necessary to conduct its business affairs in an appropriate manner. By the terms of the Investment Advisory Agreement, the Firm is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Company and/or may involve substantial time and resources of the Adviser. Firm personnel, including members of the investment committee, will work on other projects, serve on other committees and source potential investments for and otherwise assist the investment programs of Other Clients and their portfolio companies, including other investment programs to be developed in the future. These activities could be viewed as creating a conflict of interest in that the time and effort of the members of the Adviser and its officers and employees will not be devoted exclusively to the business of the Company, but will be allocated between the business of the Company and the management of the monies of such other advisees of the Adviser. Time spent on these other initiatives diverts attention from the activities of the Company, which could negatively impact the Company shareholders. Furthermore, Blackstone Credit and Blackstone Credit personnel derive financial benefit from these other activities, including fees and performance-based compensation. Firm personnel outside of Blackstone Credit may share in the fees and performance-based compensation from the Company; similarly, Blackstone Credit personnel may share in the fees and performance-based compensation generated by Other Clients. These and other factors create conflicts of interest in the allocation of time by Firm personnel. Blackstone Credit’s determination of the amount of time necessary to conduct the Company’s activities will be conclusive, and shareholders rely on Blackstone Credit’s judgment in this regard.

Outside Activities of Principals and Other Personnel and their Related Parties. Certain of the principals and employees of the Adviser may be subject to a variety of conflicts of interest relating to their responsibilities to the Company. Other clients and their respective portfolio companies, and their outside business activities as members of investment or advisory committees or boards of directors of or advisors to investment funds, corporations, foundations or other organizations. Such positions create a conflict if such other entities have interests that are adverse to those of the Company, including if such other entities compete with the Company for investment opportunities or other resources. The other managed accounts and/or investment funds in which such

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

individuals may become involved may have investment objectives that overlap with the Company. Furthermore, certain principals and employees of the Adviser may have a greater financial interest in the performance of such other funds or accounts than the performance of the Company. Such involvement may create conflicts of interest in making investments on behalf of the Company and such other funds and accounts. Although such principals and employees will seek to limit any such conflicts in a manner that is in accordance with their fiduciary duties to the Company, there can be no assurance they will be resolved favorably for the Company. Also, Blackstone personnel, Firm employees, including employees of the Adviser, are generally permitted to invest in alternative investment funds, private equity funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Company. Shareholders will not receive any benefit from any such investments, and the financial incentives of such Firm employees in such other investments could be greater than their financial incentives in relation to the Company.

Additionally, certain employees and other professionals of the Firm have family members or relatives employed by such advisers and service providers (or their affiliates) or otherwise actively involved in industries and sectors in which the Company invests, or have business, financial, personal or other relationships with companies in such industries and sectors (including the advisors and service providers described above) or other industries, which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors or owners of companies or assets that are actual or potential investments of the Company or other counterparties of the Company and its portfolio companies and/or assets. Moreover, in certain instances, the Company or its portfolio companies may issue loans to or acquire securities from, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. These relationships may influence Blackstone, the Adviser and/or Blackstone Credit in deciding whether to select or recommend such service providers to perform services for the Company or portfolio companies (the cost of which will generally be borne directly or indirectly by the Company or such portfolio companies, as applicable). Notwithstanding the foregoing, investment transactions relating to the Company that require the use of a service provider will generally be allocated to service providers on the basis of best execution, the evaluation of which includes, among other considerations, such service provider’s provision of certain investment-related services and research that the Adviser believes to be of benefit to the Company. To the extent that the Firm determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Firm. The shareholders rely on the Firm to manage these conflicts in its sole discretion.

Secondments and Internships. Certain personnel of the Firm and its affiliates, including consultants, will, in certain circumstances, be seconded to one or more portfolio companies, vendors, service providers and vendors or shareholders or other investors of the Company and Other Clients to provide services, including the sourcing of investments for the Company or other parties. The salaries, benefits, overhead and other similar expenses for such personnel during the secondment could be borne by the Firm and its affiliates or the organization for which the personnel are working or both. In addition, personnel of portfolio companies, vendors and service providers (including law firms and accounting firms) and shareholders or other investors of the Company and Other Clients will, in certain circumstances, be seconded to, serve internships at or otherwise provide consulting services to, the Firm, the Company, Other Clients and portfolio companies of the Company and Other Clients. While often the Company, Other Clients and their portfolio companies are the beneficiaries of these types of arrangements, the Firm is from time to time a beneficiary of these arrangements as well, including in circumstances where the vendor or service provider also provides services to the Company, Other Clients, their portfolio companies or the Firm in the ordinary course. The Firm, the Company, Other Clients or their portfolio companies could receive benefits from these arrangements at no cost, or alternatively could pay all or a portion of the fees, compensation or other expenses in respect of these arrangements. The management fee will not be reduced as a result of these arrangements or any fees, expense reimbursements or other costs related thereto and the Company may not receive any benefit as a result of these arrangements. The personnel described above may provide services in respect of multiple matters, including in respect of matters related to the Firm, the Company, Other Clients, portfolio companies, each of their respective affiliates and related parties, and the Firm

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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will endeavor in good faith to allocate the costs of these arrangements, if any, to the Firm, the Company, Other Clients, portfolio companies and other parties based on time spent by the personnel or another methodology the Firm deems appropriate in a particular circumstance.

Other Benefits. Blackstone Credit and its personnel will receive certain intangible and/or other benefits, rebates and/or discounts and/or perquisites arising or resulting from their activities on behalf of the Company, which will not reduce the management fee or incentive fees or otherwise be shared with the Company, investors and/or portfolio companies. For example, airline travel or hotel stays incurred as Company expenses, as set forth in the Investment Advisory Agreement and Administration Agreement (“Company Expenses”), may result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Blackstone Credit and/or such personnel (and not the Company and/or portfolio companies) even though the cost of the underlying service is borne by the Company and/or portfolio companies. Blackstone Credit, its personnel, and other related persons also receive discounts on products and services provided by portfolio companies and/or customers or suppliers of such portfolio companies. Such other benefits or fees may give rise to conflicts of interest in connection with the Company’s investment activities, and while the Adviser and Blackstone Credit will seek to resolve any such conflicts in a fair and equitable manner, there is no assurance that any such conflicts will be resolved in favor of the Company. (See also “—Portfolio Company Service Providers and Vendors” and “—Portfolio Company Relationships Generally” below.)

Senior Advisors, Industry Experts and Operating Partners. Blackstone Credit may engage and retain strategic advisers, consultants, senior advisors, executive advisers, industry experts, operating partners, deal sourcers, consultants and/or other similar professionals (which may include former employees of Blackstone and/or Blackstone Credit, as well as current employees of Blackstone’s and/or Blackstone Credit’s portfolio companies) (“Senior and Other Advisors”) who are not employees or affiliates of Blackstone Credit and who will, from time to time, receive payments from, or allocations of a profits interest with respect to, portfolio companies (as well as from Blackstone Credit or the Company). In particular, in some cases, consultants, including those with a “Senior Advisor” title, have been and will be engaged with the responsibility to source and recommend transactions to Blackstone Credit or to undertake a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particularly strategy, potentially on a full-time and/or exclusive basis and notwithstanding any overlap with the responsibilities of Blackstone Credit under the Investment Advisory Agreement, the compensation to such consultants may be borne fully by the Company and/or portfolio companies (with no reduction to management fee payable by the Company) and not Blackstone Credit. In such circumstances, such payments from, or allocations of a profits interest with respect to, portfolio companies and/or the Company may, subject to applicable law, be treated as Company Expenses and will not, even if they have the effect of reducing any retainers or minimum amounts otherwise payable by Blackstone Credit, be deemed paid to or received by Blackstone Credit, and such amounts will not reduce the management fees or incentive fees payable.

To the extent permitted by applicable law and/or any applicable SEC-granted exemptive or no-action relief, these Senior and Other Advisors often have the right or may be offered the ability to (i) co-invest alongside the Company, including in the specific investments in which they are involved (and for which they may be entitled to receive performance-related incentive fees, which will reduce the Company’s returns), (ii) otherwise participate in equity plans for management of any such portfolio company or (iii) invest directly in the Company or in a vehicle controlled by the Company subject to reduced or waived management fees and/or incentive fees, including after the termination of their engagement by or other status with the Firm. Such co-investment and/or participation generally will result in the Company being allocated a smaller share of the applicable investment will not be considered as part of the Firm’s side-by-side co-investment rights. Such co-investment and/or participation may vary by transaction and such participation may, depending on its structure, reduce the Company’s returns. Additionally, and notwithstanding the foregoing, these Senior and Other Advisors, as well as other Blackstone clients (as defined below), may be (or have the preferred right to be) investors in Blackstone Credit’s portfolio companies (which, in some cases, may involve agreements to pay performance fees or allocate

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

profits interests to such persons in connection with the Company’s investment therein, which will reduce the Company’s returns) and/or Other Clients. Such Senior and Other Advisors, as well as other Blackstone clients, may also, subject to applicable law, have rights to co-invest with the Company on a side-by-side basis, which rights are generally offered on a no-fee/no-carried interest basis and generally result in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side participation.

The time, dedication and scope of work of, and the nature of the relationship with each of the Senior and Other Advisors vary considerably. In certain cases, they may provide the Adviser and/or Blackstone Credit with industry-specific insights and feedback on investment themes, assist in transaction due diligence or make introductions to and provide reference checks on management teams. In other cases, they take on more extensive roles (and may be exclusive service providers to Blackstone Credit) and serve as executives or directors on the boards of portfolio companies or contribute to the identification and origination of new investment opportunities. The Company may rely on these Senior and Other Advisors to recommend Blackstone Credit as a preferred investment partner, identify investments, source opportunities, and otherwise carry out its investment program, but there is no assurance that these advisers will continue to be involved with the Company for any length of time. In certain instances, Blackstone Credit has formal arrangements with these Senior and Other Advisors (which may or may not be terminable upon notice by any party), and in other cases the relationships are more informal. They are either compensated (including pursuant to retainers and expense reimbursement, and, in any event, pursuant to negotiated arrangements that will not be confirmed as being comparable to the market rates for such services) by Blackstone Credit, the Company, and/or portfolio companies or otherwise uncompensated unless and until an engagement with a portfolio company develops. In certain cases, they have certain attributes of Blackstone Credit “employees” (e.g., they may have dedicated offices at Blackstone Credit, receive administrative support from Blackstone Credit personnel, participate in general meetings and events for Blackstone Credit personnel, work on Blackstone Credit matters as their primary or sole business activity, service Blackstone Credit exclusively, have Blackstone Credit-related e-mail addresses and/or business cards and participate in certain benefit arrangements typically reserved for Blackstone Credit employees, etc.) even though they are not considered Blackstone Credit employees, affiliates or personnel for purposes of the Investment Advisory Agreement between the Company and Blackstone Credit. Some Senior and Other Advisors work only for the Company and its portfolio companies, while others may have other clients. Senior and Other Advisors could have conflicts of interest between their work for the Company and its portfolio companies, on the one hand, and themselves or other clients, on the other hand, and Blackstone Credit is limited in its ability to monitor and mitigate these conflicts. Blackstone Credit expects, where applicable, to allocate the costs of such Senior and Other Advisors to the Company and/or applicable portfolio companies, and to the extent any such costs are allocated to the Company, they would be treated as Company Expenses. Payments or allocations to Senior and Other Advisors will not be reduced by the management fee, and can be expected to increase the overall costs and expenses borne indirectly by investors in the Company. There can be no assurance that any of the Senior and Other Advisors, to the extent engaged, will continue to serve in such roles and/or continue their arrangements with Blackstone Credit, the Company and/or any portfolio companies for the duration of the relevant investments or throughout the term of the Company.

As an example of the foregoing, in certain investments through Platform Arrangements, the Company will from time to time enter into an arrangement with one or more individuals (who may be former personnel of the Firm or current or former personnel of portfolio companies of the Company or Other Clients, may have experience or capability in sourcing or managing investments, and may form a management team) to undertake a build-up strategy to acquire and develop assets and businesses in a particular sector or involving a particular strategy. The services provided by such individuals or relevant portfolio company, as the case may be, could include the following with respect to investments: origination or sourcing, due diligence, evaluation, negotiation, servicing, development, management (including turnaround) and disposition. The individuals or relevant portfolio company could be compensated with a salary and equity incentive plan, including a portion of profits derived from the Company or a portfolio company or asset of the Company, or other long-term incentive plans. Compensation could also be based on assets under management, a waterfall similar to a carried interest,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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respectively, or other similar metric. The Company could initially bear the cost of overhead (including rent, utilities, benefits, salary or retainers for the individuals or their affiliated entities) and the sourcing, diligence and analysis of investments, as well as the compensation for the individuals and entity undertaking the build-up strategy. Such expenses could be borne directly by the Company as Company Expenses (or Broken Deal Expenses (as defined below), if applicable) or indirectly through expenditures by a portfolio company. None of the fees, costs or expenses described above will reduce the management fee.

In addition, the Adviser may engage third parties as Senior and Other Advisors (or in another similar capacity) in order to advise it with respect to existing investments, specific investment opportunities, and economic and industry trends. Such Senior and Other Advisors may receive reimbursement of reasonable related expenses by portfolio companies or the Company and may have the opportunity to invest in a portion of the equity and/or debt available to the Company for investment that would otherwise be taken by the Adviser and its affiliates. If such Senior and Other Advisors generate investment opportunities on the Company’s behalf, such Senior and Other Advisors may receive special additional fees or allocations comparable to those received by a third party in an arm’s length transaction and such additional fees or allocations would be borne fully by the Company and/or portfolio companies (with no reduction to management fees) and not Blackstone Credit.

Multiple Firm Business Lines. The Firm has multiple business lines, including the Blackstone Capital Markets Group, which, subject to applicable law, Blackstone, Blackstone Credit, the Company, Other Clients, portfolio companies of the Company and Other Clients and third parties may engage for debt and equity financings and to provide other investment banking, brokerage, investment advisory or other services. As a result of these activities, the Firm is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than if it had one line of business. For example, the Firm may come into possession of information that limits the Company’s ability to engage in potential transactions. Similarly, other Firm businesses and their personnel may be prohibited by law or contract from sharing information with Blackstone Credit that would be relevant to monitoring the Company’s investments and other activities. Additionally, Blackstone, Blackstone Credit or Other Clients can be expected to enter into covenants that restrict or otherwise limit the ability of the Company or its portfolio companies and their affiliates to make investments in, or otherwise engage in, certain businesses or activities. For example, Other Clients could have granted exclusivity to a joint venture partner that limits the Company and Other Clients from owning assets within a certain distance of any of the joint venture’s assets, or Blackstone, Blackstone Credit or an Other Client could have entered into a non-compete in connection with a sale or other transaction. These types of restrictions may negatively impact the ability of the Company to implement its investment program. (See also “—Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities”). Finally, Blackstone and Blackstone Credit personnel who are members of the investment team or investment committee may be excluded from participating in certain investment decisions due to conflicts involving other Firm businesses or for other reasons, in which case the Company will not benefit from their experience. The shareholders will not receive a benefit from any fees earned by the Firm or their personnel from these other businesses.

Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to the Company. The Firm has long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on behalf of the Company, the Adviser will consider those relationships and may decline to participate in a transaction as a result of one or more of such relationships (e.g., investments in a competitor of a client or other person with whom Blackstone has a relationship). The Company may be forced to sell or hold existing investments as a result of investment banking relationships or other relationships that the Firm may have or transactions or investments the Firm may make or have made. (See “—Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities” and “—Portfolio Company Relationships Generally.”) Subject to the 1940 Act and any applicable co-investment order issued by the SEC, the Company may also co-invest with clients of the Firm in particular investment opportunities, and the relationship with such clients could influence the decisions made by the Adviser with respect to such investments. There can be no assurance that all potentially suitable investment opportunities

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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that come to the attention of the Firm will be made available to the Company.

Finally, Blackstone and other Blackstone Clients could acquire shares in the Company in the secondary market. Blackstone and other Blackstone Clients would generally have greater information than counterparties in such transactions, and the existence of such business could produce conflicts, including in the valuation of the Company’s Investments.

Minority Investments in Asset Management Firms. Blackstone and other Blackstone Clients, including Blackstone Strategic Capital Holdings (“BSCH”) and its related parties, regularly make minority investments in alternative asset management firms that are not affiliated with Blackstone, the Company, other Blackstone Clients and their respective portfolio companies, and which may from time to time engage in similar investment transactions, including with respect to purchase and sale of investments, with these asset management firms and their sponsored funds and portfolio companies. Typically, the Blackstone related party with an interest in the asset management firm would be entitled to receive a share of carried interest/performance based incentive compensation and net fee income or revenue share generated by the various products, vehicles, funds and accounts managed by that third party asset management firm that are included in the transaction or activities of the third party asset management firm, or a subset of such activities such as transactions with a Blackstone related party. In addition, while such minority investments are generally structured so that Blackstone does not “control” such third party asset management firms, Blackstone may nonetheless be afforded certain governance rights in relation to such investments (typically in the nature of “protective” rights, negative control rights or anti-dilution arrangements, as well as certain reporting and consultation rights) that afford Blackstone the ability to influence the firm. Although Blackstone and other Blackstone Clients, including BSCH, do not intend to control such third party asset management firms, there can be no assurance that all third parties will similarly conclude that such investments are non-control investments or that, due to the provisions of the governing documents of such third party asset management firms or the interpretation of applicable law or regulations, investments by Blackstone and other Blackstone Clients, including BSCH, will not be deemed to have control elements for certain contractual, regulatory or other purposes. While such third party asset managers may not be affiliated with the Company within the meaning of the 1940 Act, Blackstone may, under certain circumstances, be in a position to influence the management and operations of such asset managers and the existence of its economic/revenue sharing interest therein may give rise to conflicts of interest. Participation rights in a third party asset management firm (or other similar business), negotiated governance arrangements and/or the interpretation of applicable law or regulations could expose the investments of the Company to claims by third parties in connection with such investments (as indirect owners of such asset management firms or similar businesses) that may have an adverse financial or reputational impact on the performance of the Company. The Company, its affiliates and their respective portfolio companies may from time to time engage in transactions with, and buy and sell investments from, any such third party asset managers and their sponsored funds and transactions and other commercial arrangements between such third party asset managers and the Company and its portfolio companies are not subject to approval by the Board of Trustees. There can be no assurance that the terms of these transactions between parties related to Blackstone, on the one hand, and the Company and its portfolio companies, on the other hand, will be at arm’s length or that Blackstone will not receive a benefit from such transactions, which can be expected to incentivize Blackstone to cause these transactions to occur. By executing a Subscription Agreement with respect to the Company, each shareholder acknowledges these conflicts related to investments in and arrangements with other asset management firms, acknowledges that these conflicts will not necessarily be resolved in favor of the Company, agrees that shareholders will not be entitled to receive notice or disclosure of the terms or occurrence of either the investments in alternative asset management firms or transactions therewith, otherwise understands that shareholders will not receive any benefit from such transactions, consents to all such transactions and arrangements to the fullest extent permitted by law, and waives any claim against the Firm and releases the Firm from any liability arising from the existence of any such conflict of interest.

Data. The Firm receives or obtains various kinds of data and information from the Company, Other Clients and their portfolio companies, including data and information relating to business operations, trends, budgets,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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customers and other metrics, some of which is sometimes referred to as “big data.” The Firm can be expected to be better able to anticipate macroeconomic and other trends, and otherwise develop investment themes, as a result of its access to (and rights regarding) this data and information from the Company, Other Clients and their portfolio companies. The Firm has entered and will continue to enter into information sharing and use arrangements with the Company, Other Clients and their portfolio companies, related parties and service providers, which may give the Firm access to (and rights regarding) data that it would not otherwise obtain in the ordinary course. Although the Firm believes that these activities improve the Firm’s investment management activities on behalf of the Company and Other Clients, information obtained from the Company and its portfolio companies also provides material benefits to Blackstone, Blackstone Credit or Other Clients without compensation or other benefit accruing to the Company or shareholders. For example, information from a portfolio company in which the Company holds an interest can be expected to enable the Firm to better understand a particular industry and execute trading and investment strategies in reliance on that understanding for Blackstone, Blackstone Credit and Other Clients that do not own an interest in the portfolio company, without compensation or benefit to the Company or its portfolio companies.

Furthermore, except for contractual obligations to third parties to maintain confidentiality of certain information, and regulatory limitations on the use of material nonpublic information, the Firm is generally free to use data and information from the Company’s activities to assist in the pursuit of the Firm’s various other activities, including to trade for the benefit of the Firm and/or an Other Client. Any confidentiality obligations in the operative documents do not limit the Firm’s ability to do so. For example, the Firm’s ability to trade in securities of an issuer relating to a specific industry may, subject to applicable law, be enhanced by information of a portfolio company in the same or related industry. Such trading can be expected to provide a material benefit to the Firm without compensation or other benefit to the Company or shareholders.

The sharing and use of “big data” and other information presents potential conflicts of interest and the shareholders acknowledge and agree that any benefits received by the Firm or its personnel (including fees, costs and expenses) will not reduce the management fees or incentive fees payable to the Adviser or otherwise be shared with the Company or shareholders. As a result, the Adviser has an incentive to pursue investments that have data and information that can be utilized in a manner that benefits the Firm or Other Clients.

Data Management Services. Blackstone or an affiliate of Blackstone formed in the future may provide Data Management Services (as defined below) to portfolio companies and may also provide such services directly to the Company and Other Clients (collectively, “Data Holders”). Such services may include assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling such data (among other related data management and consulting services) for monetization through licensing or sale arrangements with third parties and, subject to applicable law and the limitations in the Investment Advisory Agreement and any other applicable contractual limitations, with the Company, Other Clients, portfolio companies and other Blackstone affiliates and associated entities (including funds in which Blackstone and Other Clients make investments, and portfolio companies thereof) (the “Data Management Services”). If Blackstone enters into data services arrangements with portfolio companies and receives compensation from such portfolio companies for such data services, the Company will indirectly bear its share of such compensation based on its pro rata ownership of such portfolio companies. Where Blackstone believes appropriate, data from one Data Holder may be pooled with data from other Data Holders. Any revenues arising from such pooled data sets would be allocated between applicable Data Holders on a fair and reasonable basis as determined by Blackstone Credit in its sole discretion, with Blackstone Credit able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable. Blackstone is expected to receive compensation for such Data Management Services, which may include a percentage of the revenues generated through any licensing or sale arrangements with respect to the relevant data, and which compensation may also include fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)), provided that any compensation amounts will not exceed market rates for such services as determined by Blackstone Credit to be appropriate under the circumstances. Additionally, Blackstone may

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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determine to share the products from such Data Management Services within Blackstone or its affiliates (including Other Clients or their portfolio companies) at no charge and, in such cases, the Data Holders would not receive any financial or other benefit from having provided such data to Blackstone. The potential receipt of such compensation by Blackstone could create incentives for the Firm to cause the Company to invest in portfolio companies with a significant amount of data that it might not otherwise have invested in or on terms less favorable than it otherwise would have sought to obtain.

Blackstone and Blackstone Credit Strategic Relationships. Blackstone and Blackstone Credit have entered, and it can be expected that Blackstone and Blackstone Credit in the future will enter, into strategic relationships with investors (and/or one or more of their affiliates) that involve an overall relationship with Blackstone or Blackstone Credit that could incorporate one or more strategies in addition to the Company’s strategy (“Strategic Relationships”), with terms and conditions applicable solely to such investor and its investment in multiple Blackstone or Blackstone Credit strategies that would not apply to any other investor’s investment in the Company. A Strategic Relationship often involves an investor agreeing to make a capital commitment to or investment in (as applicable) multiple Blackstone or Blackstone Credit funds, one of which may include the Company. Shareholders will not receive a copy of any agreement memorializing such a Strategic Relationship program (even if in the form of a side letter) and will be unable to elect in the “most-favored-nations” election process any rights or benefits afforded through a Strategic Relationship. Specific examples of such additional rights and benefits include, among others, specialized reporting, discounts on and/or reimbursement of management fees or carried interest, secondment of personnel from the investor to Blackstone or Blackstone Credit (or vice versa), rights to participate in the investment review and evaluation process, as well as priority rights or targeted amounts for co-investments alongside Blackstone Credit or Blackstone funds (including, without limitation, preferential or favorable allocation of co-investment and preferential terms and conditions related to co-investment or other participation in Blackstone or Blackstone Credit funds (including in respect of any carried interest and/or management fees to be charged with respect thereto, as well as any additional discounts or rebates with respect thereto or other penalties that may result if certain target co-investment allocations or other conditions under such arrangements are not achieved)). The co-investment that is part of a Strategic Relationship may include co-investment in investments made by the Company. Blackstone, including its personnel (including Blackstone Credit personnel), may receive compensation from Strategic Relationships and be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Strategic Relationships. Strategic Relationships may therefore result in fewer co-investment opportunities (or reduced or no allocations) being made available to shareholders, subject to the 1940 Act.

Portfolio Operations Group. Members of Blackstone’s Portfolio Operations group (the “Portfolio Operations”), who are Blackstone employees, are permitted to provide services to the Company’s portfolio companies, and any payments made by such portfolio companies to Blackstone for reimbursement of the internal compensation costs for time spent on such portfolio companies will not reduce the management fee payable by the Company. As a result, Blackstone may be incentivized to cause members of the Portfolio Operations group to spend more time on the Company’s portfolio companies as compared to portfolio companies of Other Clients that do reduce the management fee offset. There can be no assurance that members of the Portfolio Operations group will be able to provide their services to portfolio companies and/or that any individuals within the Portfolio Operations group will remain employed by Blackstone through the term of the Company.

Buying and Selling Investments or Assets from Certain Related Parties. The Company and its portfolio companies may purchase investments or assets from or sell investments or assets to shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties. Purchases and sales of investments or assets between the Company or its portfolio companies, on the one hand, and shareholders, other portfolio companies of the Company, portfolio companies of Other Clients or their respective related parties, on the other hand, are not, unless required by applicable law, subject to the approval of the Board of Trustees or any shareholder. These transactions involve conflicts of interest, as the Firm may receive fees and other benefits, directly or indirectly, from or otherwise have interests in both parties to the transaction, including

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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different financial incentives Blackstone may have with respect to the parties to the transaction. For example, there can be no assurance that any investment or asset sold by the Company to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties will not be valued or allocated a sale price that is lower than might otherwise have been the case if such asset were sold to a third party rather than to a shareholder, portfolio company of Other Clients or any of their respective related parties. The Firm will not be required to solicit third party bids or obtain a third party valuation prior to causing the Company or any of its portfolio companies to purchase or sell any asset or investment from or to a shareholder, other portfolio companies of the Company, portfolio company of Other Clients or any of their respective related parties as provided above.

Blackstone’s Relationship with Pátria. On October 1, 2010, Blackstone purchased a 40% equity interest in Pátria Investments Limited and Pátria Investimentos Ltda. (collectively, “Pátria”). Pátria is a leading alternative asset manager in Latin America. Pátria’s alternative asset management businesses include the management of private equity funds, real estate funds, infrastructure funds and hedge funds (e.g., a multi-strategy fund and a long/short equity fund). On January 26, 2021, Pátria completed its initial public offering (“IPO”), pursuant to which Blackstone sold a portion of its interest and no longer has representatives or the right to designate representatives on Pátria’s board of directors. As a result of Pátria’s pre-IPO reorganization transactions (which included Blackstone’s sale of 10% of Pátria’s pre-IPO shares to Pátria’s controlling shareholder) and the consummation of the IPO, Blackstone is deemed to no longer have significant influence over Pátria due to its decreased ownership and lack of board representation.

Other Firm Businesses, Activities and Relationships. As part of its regular business, Blackstone provides a broad range of investment banking, advisory and other services. In addition, from time to time, the Firm will provide services in the future beyond those currently provided. Shareholders will not receive any benefit from any fees relating to such services.

In the regular course of its capital markets, investment banking, real estate advisory and other businesses, Blackstone represents potential purchasers, sellers and other involved parties, including corporations, financial buyers, management, shareholders and institutions, with respect to transactions that could give rise to other transactions that are suitable for the Company. In such a case, a Blackstone advisory client would typically require Blackstone to act exclusively on its behalf. Such advisory client requests may preclude all Blackstone-affiliated clients, including the Company, from participating in related transactions that would otherwise be suitable. Blackstone will be under no obligation to decline any such engagements in order to make an investment opportunity available to the Company. In connection with its capital markets, investment banking, advisory, real estate and other businesses, Blackstone comes into possession of information that limits its ability to engage in potential transactions. The Company’s activities are expected to be constrained as a result of the inability of Blackstone personnel to use such information. For example, employees of Blackstone from time to time are prohibited by law or contract from sharing information with members of the Company’s investment team. Additionally, there are expected to be circumstances in which one or more individuals associated with Blackstone affiliates (including clients) will be precluded from providing services related to the Company’s activities because of certain confidential information available to those individuals or to other parts of Blackstone (e.g., trading may be restricted). Where Blackstone affiliates are engaged to find buyers or financing sources for potential sellers of assets, the seller may permit the Company to act as a participant in such transactions (as a buyer or financing partner), which would raise certain conflicts of interest inherent in such a situation (including as to the negotiation of the purchase price).

The Company may invest in securities of the same issuers as Other Clients, other investment vehicles, accounts and clients of the Firm and the Adviser. To the extent that the Company holds interests that are different (or more senior or junior) than those held by such Other Clients, Blackstone Credit may be presented with decisions involving circumstances where the interests of such Other Clients are in conflict with those of the Company. Furthermore, it is possible the Company’s interest may be subordinated or otherwise adversely affected by virtue of such Other Clients’ involvement and actions relating to its investment.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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In addition, the 1940 Act may limit the Company’s ability to undertake certain transactions with its affiliates that are registered under the 1940 Act or regulated as BDCs under the 1940 Act. As a result of these restrictions, the Company may be prohibited from executing “joint” transactions with such affiliates, which could include investments in the same portfolio company (whether at the same or different times). These limitations may limit the scope of investment opportunities that would otherwise be available to the Company.

Blackstone Credit has received an exemptive order that permits certain funds, among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit, and certain funds managed and controlled by Blackstone Credit and its affiliates subject to certain terms and conditions. In addition, other present and future activities of the Firm and its affiliates (including Blackstone Credit and the Adviser) will from time to time give rise to additional conflicts of interest relating to the Firm and its investment activities. In the event that any such conflict of interest arises, the Adviser will attempt to resolve such conflicts in a fair and equitable manner. Investors should be aware that, subject to applicable law, conflicts will not necessarily be resolved in favor of the Company’s interests.

Transactions with Clients of Blackstone Insurance Solutions. BIS is a business unit of Blackstone that is comprised of two affiliated registered investment advisers. BIS provides investment advisory services to insurers (including insurance companies that are owned, directly or indirectly, by Blackstone or Other Clients, in whole or in part). Actual or potential conflicts of interest may arise with respect to the relationship of the Company and its portfolio companies with the funds, vehicles or accounts BIS advises or sub-advises, including accounts where an insurer participates in investments directly and there is no separate vehicle controlled by Blackstone (collectively, “BIS Clients”). BIS Clients have invested and are expected to continue investing in Other Clients and the Company. BIS Clients may have investment objectives that overlap with those of the Company or its portfolio companies, and such BIS Clients may invest, as permitted by applicable law and the Company’s co-investment exemptive relief, alongside the Company or such portfolio companies in certain investments, which will reduce the investment opportunities otherwise available to the Company or such portfolio companies. BIS Clients will also participate in transactions related to the Company and/or its portfolio companies (e.g., as originators, co-originators, counterparties or otherwise). Other transactions in which BIS Clients will participate include, without limitation, investments in debt or other securities issued by portfolio companies or other forms of financing to portfolio companies (including special purpose vehicles established by the Company or such portfolio companies). When investing alongside the Company or its portfolio companies or in other transactions related to the Company or its portfolio companies, BIS Clients may or may not invest or divest at the same time or on the same terms as the Company or the applicable portfolio companies. BIS Clients may also from time to time acquire investments and portfolio companies directly or indirectly from the Company, as permitted by applicable law and the Company’s co-investment exemptive relief. In circumstances where Blackstone Credit determines in good faith that the conflict of interest is mitigated in whole or in part through various measures that Blackstone, Blackstone Credit or the Adviser implements, the Adviser may determine to proceed with the applicable transaction (subject to oversight by the Board of Trustees and the applicable law to which the Company is subject). In order to seek to mitigate any potential conflicts of interest with respect to such transactions (or other transactions involving BIS Clients), Blackstone may, in its discretion, involve independent members of the board of a portfolio company or a third party stakeholder in the transaction to negotiate price and terms on behalf of the BIS Clients or otherwise cause the BIS Clients to “follow the vote” thereof, and/or cause an independent client representative or other third party to approve the investment or otherwise represent the interests of one or more of the parties to the transaction. In addition, Blackstone or the Adviser may limit the percentage interest of the BIS Clients participating in such transaction, or obtain appropriate price quotes or other benchmarks, or, alternatively, a third-party price opinion or other document to support the reasonableness of the price and terms of the transaction. BIS will also from time to time require the applicable BIS Clients participating in a transaction to consent thereto (including in circumstances where the Adviser does not seek the consent of the Board of Trustees). There can be no assurance that any such measures or other measures that may be implemented by Blackstone will be effective at mitigating any actual or potential conflicts of interest.

Allocation of Portfolios. The Firm may have an opportunity to acquire a portfolio or pool of assets,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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securities and instruments that it determines should be divided and allocated among the Company and Other Clients. Such allocations generally would be based on the Firm’s assessment of the expected returns and risk profile of each of the assets. For example, some of the assets in a pool may have a return profile appropriate for us, while others may have a return profile not appropriate for the Company but appropriate for Other Clients. Also, a pool may contain both debt and equity instruments that the Firm determines should be allocated to different funds. In all of these situations, the combined purchase price paid to a seller would be allocated among the multiple assets, securities and instruments in the pool and therefore, subject to applicable law and the conditions of the Company’s co-investment relief, among the Company and Other Clients acquiring any of the assets, securities and instruments. Similarly, there will likely be circumstances in which the Company and Other Clients will sell assets in a single or related transactions to a buyer. In some cases a counterparty will require an allocation of value in the purchase or sale contract, though the Firm could determine such allocation of value is not accurate and should not be relied upon. The Firm will generally rely upon internal analysis to determine the ultimate allocation of value, though it could also obtain third party valuation reports. Regardless of the methodology for allocating value, the Firm will have conflicting duties to the Company and Other Clients when they buy or sell assets together in a portfolio, including as a result of different financial incentives the Firm has with respect to different vehicles, most clearly when the fees and compensation, including performance-based compensation, earned from the different vehicles differ. There can be no assurance that an investment will not be valued or allocated a purchase price that is higher or lower than it might otherwise have been allocated if such investment were acquired or sold independently rather than as a component of a portfolio shared with Other Clients.

Other Affiliate Transactions and Investments in Different Levels of Capital Structure. From time to time, the Company and the Other Clients may make investments at different levels of an issuer’s capital structure or otherwise in different classes of an issuer’s securities or loans, subject to the limitations of the 1940 Act. While less common, subject to applicable law, from time to time the Company could hold an investment in a different layer of the capital structure than an investor or another party with which Blackstone has a material relationship, in which case Blackstone could have an incentive to cause the Fund or the portfolio company to offer more favorable terms to such parties (including, for instance, financing arrangements). Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities or loans that may be held by such entities. To the extent the Company holds securities or loans that are different (including with respect to their relative seniority) than those held by an Other Client, the Adviser and its affiliates may be presented with decisions when the interests of the funds are in conflict. For example, conflicts could arise where the Company lends funds to a portfolio company while an Other Client invests in equity securities of such portfolio company. In this circumstance, for example, if such portfolio company were to go into bankruptcy, become insolvent or otherwise be unable to meet its payment obligations or comply with its debt covenants, conflicts of interest could arise between the holders of different types of securities or loans as to what actions the portfolio company should take. In addition, purchases or sales of securities or loans for the account of the Company (particularly marketable securities) will be bunched or aggregated with orders for Other Clients, including other funds. It is frequently not possible to receive the same price or execution on the entire volume of securities sold, and the various prices may be averaged, which may be disadvantageous to the Company. Further conflicts could arise after the Company and Other Clients have made their respective initial investments. For example, if additional financing is necessary as a result of financial or other difficulties, it may not be in the best interests of the Company to provide such additional financing. If the Other Clients were to lose their respective investments as a result of such difficulties, the ability of the Adviser to recommend actions in the best interests of the Company might be impaired. Any applicable co-investment order issued by the SEC may restrict the Company’s ability to participate in follow-on financings. Blackstone Credit may in its discretion take steps to reduce the potential for adversity between the Company and the Other Clients, including causing the Company and/or such Other Clients to take certain actions that, in the absence of such conflict, it would not take. Such conflicts will be more difficult if the Company and Other Clients hold significant or controlling interests in competing or different tranches of a portfolio company’s capital structure. Equity holders and debt holders have different (and often competing) motives, incentives, liquidity goals and other interests with respect to a portfolio company. In addition, there may be circumstances where Blackstone

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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Credit agrees to implement certain procedures to ameliorate conflicts of interest that may involve a forbearance of rights relating to the Company or Other Clients, such as where Blackstone Credit may cause the Company or Other Clients to decline to exercise certain control- and/or foreclosure-related rights with respect to a portfolio company.

Further, the Company is prohibited under the 1940 Act from participating in certain transactions with certain of affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of the Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of the outstanding voting securities will be an affiliate of the Company for purposes of the 1940 Act and generally the Company will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of the Board of Trustees. However, the Company may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between the Company’s interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in the Company’s best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of the Board of Trustees and, in some cases, the SEC.

In addition, conflicts may arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that any conflict will be resolved in favor of the Company, and each shareholder acknowledges and agrees that in some cases, subject to applicable law, a decision by Blackstone Credit to take any particular action could have the effect of benefiting an Other Client (and, incidentally, may also have the effect of benefiting Blackstone Credit) and therefore may not have been in the best interests of, and may be adverse to, the Company. There can be no assurance that the return on the Company’s investment will be equivalent to or better than the returns obtained by the Other Clients participating in the transaction. The shareholders will not receive any benefit from fees paid to any affiliate of the Adviser from a portfolio company in which an Other Client also has an interest to the extent permitted by the 1940 Act.

Related Financing Counterparties. The Company may invest in companies or other entities in which Other Clients make an investment in a different part of the capital structure (and vice versa) subject to the requirements of the 1940 Act and the Company’s co-investment order. The Adviser requests in the ordinary course proposals from lenders and other sources to provide financing to the Company and its portfolio companies. Blackstone Credit takes into account various facts and circumstances it deems relevant in selecting financing sources, including whether a potential lender has expressed an interest in evaluating debt financing opportunities, whether a potential lender has a history of participating in debt financing opportunities generally and with the Firm in particular, the size of the potential lender’s loan amount, the timing of the relevant cash requirement, the availability of other sources of financing, the creditworthiness of the lender, whether the potential lender has demonstrated a long-term or continuing commitment to the success of Blackstone, Blackstone Credit and their funds, and such other factors that Blackstone and Blackstone Credit deem relevant under the circumstances. The cost of debt alone is not determinative.

Although the Company will generally be providing first lien financing to its portfolio companies, it is possible that shareholders, Other Clients, their portfolio companies, co-investors and other parties with material relationships with the Firm, such as shareholders of and lenders to the Firm and lenders to Other Clients and their portfolio companies (as well as Blackstone itself), could provide additional first lien financing to portfolio companies of the Company, subject to the requirements of the 1940 Act. The Firm could have incentives to cause the Company and its portfolio companies to accept less favorable financing terms from a shareholder, Other Clients, their portfolio companies, Blackstone, and other parties with material relationships with the Firm than it would from a third party. If the Company or a portfolio company occupies a more senior position in the capital structure than a shareholder, Other Client, their portfolio companies and other parties with material relationships with Blackstone, Blackstone could have an incentive to cause the Company or portfolio company to offer more

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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favorable financing terms to such parties. In the case of a related party financing between the Company or its portfolio companies, on the one hand, and Blackstone or Other Clients’ portfolio companies, on the other hand, to the extent permitted by the 1940 Act, the Adviser could, but is not obligated to, rely on a third party agent to confirm the terms offered by the counterparty are consistent with market terms, or the Adviser could instead rely on its own internal analysis, which the Adviser believes is often superior to third party analysis given the Firm’s scale in the market. If however any of the Firm, the Company, an Other Client or any of their portfolio companies delegates to a third party, such as another member of a financing syndicate or a joint venture partner, the negotiation of the terms of the financing, the transaction will be assumed to be conducted on an arms-length basis, even though the participation of the Firm related vehicle impacts the market terms. For example, in the case of a loan extended to the Company or a portfolio company by a financing syndicate in which an Other Client has agreed to participate on terms negotiated by a third party participant in the syndicate, it may have been necessary to offer better terms to the financing provider to fully subscribe the syndicate if the Other Client had not participated. It is also possible that the frequent participation of Other Clients in such syndicates could dampen interest among other potential financing providers, thereby lowering demand to participate in the syndicate and increasing the financing costs to the Company. The Adviser does not believe either of these effects is significant, but no assurance can be given to shareholders that these effects will not be significant in any circumstance. Unless required by applicable law, the Adviser will not seek any consent or approvals from shareholders or the Board of Trustees in the case of any of these conflicts.

The Firm could cause actions adverse to the Company to be taken for the benefit of Other Clients that have made an investment more senior in the capital structure of a portfolio company than the Company (e.g., provide financing to a portfolio company, the equity of which is owned by the Company) and, vice versa, actions may be taken for the benefit of the Company and its portfolio companies that are adverse to Other Clients. The Firm could seek to implement procedures to mitigate conflicts of interest in these situations such as (i) a forbearance of rights, including some or all non-economic rights, by the Company or relevant Other Client (or their respective portfolio companies, as the case may be) by, for example, agreeing to follow the vote of a third party in the same tranche of the capital structure, or otherwise deciding to recuse itself with respect to decisions on defaults, foreclosures, workouts, restructurings and other similar matters, (ii) causing the Company or relevant Other Client (or their respective portfolio companies, as the case may be) to hold only a non-controlling interest in any such portfolio company, (iii) retaining a third party loan servicer, administrative agent or other agent to make decisions on behalf of the Company or relevant Other Client (or their respective portfolio companies, as the case may be), or (iv) create groups of personnel within the Firm separated by information barriers (which may be temporary and limited purpose in nature), each of which would advise one of the clients that has a conflicting position with other clients. As an example, to the extent an Other Client holds an interest in a loan or security that is different (including with respect to relative seniority) than those held by the Company or its portfolio companies, the Firm may decline to exercise, or delegate to a third party, certain control, foreclosure and other similar governance rights of the Other Client. In these cases, the Firm would generally act on behalf of one of its clients, though the other client would generally retain certain control rights, such as the right to consent to certain actions taken by the trustee or administrative or other agent of the investment, including a release, waiver, forgiveness or reduction of any claim for principal or interest; extension of maturity date or due date of any payment of any principal or interest; release or substitution of any material collateral; release, waiver, termination or modification of any material provision of any guaranty or indemnity; subordination of any lien; and release, waiver or permission with respect to any covenants.

In connection with negotiating loans and bank financings in respect of Blackstone Credit-sponsored transactions, Blackstone Credit will generally obtain the right to participate (for its own account or an Other Client) in a portion of the financings with respect to such Blackstone Credit-sponsored transactions on the same terms negotiated by third parties with the Firm or other terms the Adviser determines to be consistent with the market. Although the Firm could rely on third parties to verify market terms, the Firm may nonetheless have influence on such third parties. No assurance can be given that negotiating with a third party, or verification of market terms by a third party, will ensure that the Company and its portfolio companies receive market terms.

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In addition, it is anticipated that in a bankruptcy proceeding the Company’s interests will likely be subordinated or otherwise adverse to the interests of Other Clients with ownership positions that are more senior to those of the Company. For example, an Other Client that has provided debt financing to an investment of the Company may take actions for its benefit, particularly if the Company’s Investment is in financial distress, which adversely impact the value of the Company’s subordinated interests.

Although Other Clients can be expected to provide financing to the Company and its portfolio companies subject to the requirements of the 1940 Act, there can be no assurance that any Other Client will indeed provide any such financing with respect to any particular Investment. Participation by Other Clients in some but not all financings of the Company and its portfolio companies may adversely impact the ability of the Company and its portfolio companies to obtain financing from third parties when Other Clients do not participate, as it may serve as a negative signal to market participants.

Any financing provided by a shareholder or an affiliate to the Company or a portfolio company is not an investment in the Company.

Conflicting Fiduciary Duties to Debt Funds. Other Clients include funds and accounts that make investments in senior secured loans, distressed debt, subordinated debt, high-yield securities, commercial mortgage-backed securities and other debt instruments. As discussed above, it is expected that these Other Clients or investors therein will be offered the opportunity, subject to applicable law, to provide financing with respect to investments made by the Company and its portfolio companies. The Firm owes a fiduciary duty to these Other Clients as well as to the Company and will encounter conflicts in the exercise of these duties. For example, if an Other Client purchases high-yield securities or other debt instruments of a portfolio company of the Company, or otherwise occupies a senior (or other different) position in the capital structure of an investment relative to the Company, the Firm will encounter conflicts in providing advice to the Company and to these Other Clients with regard to appropriate terms of such high-yield securities or other instruments, the enforcement of covenants, the terms of recapitalizations and the resolution of workouts or bankruptcies, among other matters. More commonly, the Company could hold an investment that is senior in the capital structure, such as a debt instrument, to an Other Client. Although measures described above in “Related Financing Counterparties” above can mitigate these conflicts, they cannot completely eliminate them.

Similarly, certain Other Clients may invest in securities of publicly traded companies that are actual or potential investments of the Company or its portfolio companies. The trading activities of those vehicles may differ from or be inconsistent with activities that are undertaken for the account of the Company or its portfolio companies in any such securities or related securities. In addition, the Company may not pursue an investment in a portfolio company otherwise within the investment mandate of the Company as a result of such trading activities by Other Clients.

Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities. Certain inherent conflicts of interest arise from the fact that the Adviser, Blackstone Credit and Blackstone provide investment management, advisory and sub-advisory services to the Company and Other Clients.

For purposes of this discussion and ease of reference, the following terms shall have the meanings as set forth below:

“Other Blackstone Credit Clients” means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Other Blackstone Credit Clients own interests) that Blackstone Credit may establish, advise or sub-advise from time to time and to which Blackstone Credit provides investment management or sub-advisory services (other than the Company and any such funds and accounts in which the Company has an interest), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone Credit to exercise its side-by-side or other

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general partner investment rights as set forth in their respective governing documents; provided, that for the avoidance of doubt, “Other Blackstone Credit Clients” shall not include Blackstone Credit in its role as principal of any account, including any accounts for which Blackstone Credit or an affiliate thereof acts as an advisor.

“Blackstone Clients” means, collectively, the investment funds, client accounts (including managed accounts) and proprietary accounts and/or other similar arrangements (including such arrangements in which the Company or one or more Blackstone Clients own interests) that Blackstone may establish, advise or sub-advise from time to time and to which Blackstone provides investment management or sub-advisory services (other than the Company, any such funds and accounts in which the Company has an interest and Other Blackstone Credit Clients), in each case including any alternative investment vehicles and additional capital vehicles relating thereto and any vehicles established by Blackstone to exercise its side-by-side or other general partner investment rights as set forth in their respective governing documents; provided that, for the avoidance of doubt, “Blackstone Clients” shall not include Blackstone in its role as principal of any account, including any accounts for which Blackstone or an affiliate thereof acts as an advisor.

“Other Clients” means, collectively, Other Blackstone Credit Clients and Blackstone Clients.

The respective investment programs of the Company and the Other Clients may or may not be substantially similar. Blackstone Credit and/or Blackstone may give advice to, and recommend securities for, Other Clients that may differ from advice given to, or securities recommended or bought for, the Company, even though their investment objectives may be the same as or similar to those of the Company. While Blackstone Credit will seek to manage potential conflicts of interest in a fair and equitable manner, the portfolio strategies employed by Blackstone Credit and Blackstone in managing their respective Other Clients are likely to conflict from time to time with the transactions and strategies employed by the Adviser in managing the Company and may affect the prices and availability of the securities and instruments in which the Company invests. Conversely, participation in specific investment opportunities may be appropriate, at times, for both the Company and Other Clients. In any event, it is the policy of Blackstone Credit to allocate investment opportunities and sale opportunities on a basis deemed by Blackstone Credit, in its sole discretion, to be fair and equitable over time.

Allocation Methodology Considerations

Blackstone Credit will share any investment and sale opportunities with such Other Clients and the Company in accordance with the Advisers Act, and Firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size.

Notwithstanding the foregoing, Blackstone Credit may also consider the following factors in making any allocation determinations, and such factors may result in a different allocation of investment and/or sale opportunities: (i) the risk-return and target return profile of the proposed investment relative to the Company’s and the Other Clients’ current risk profiles; (ii) the Company’s and/or the Other Clients’ investment guidelines, restrictions, terms and objectives, including whether such objectives are considered solely in light of the specific investment under consideration or in the context of the respective portfolios’ overall holdings; (iii) the need to re-size risk in the Company’s or the Other Clients’ portfolios (including the potential for the proposed investment to create an industry, sector or issuer imbalance in the Company’s and Other Clients’ portfolios, as applicable) and taking into account any existing non-pro rata investment positions in the portfolio of the Company and Other Clients; (iv) liquidity considerations of the Company and the Other Clients, including during a ramp-up or wind-down of one or more of the Company or such Other Clients, proximity to the end of the Company’s or Other Clients’ specified term or investment period, any redemption/withdrawal requests, anticipated future contributions and available cash; (v) legal, tax, accounting, political, national security and other consequences; (vi) regulatory or contractual restrictions or consequences (including, without limitation, requirements under the 1940 Act and any related rules, orders, guidance or other authority applicable to the Company or other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit may establish (other than the Company) (collectively the “Other Blackstone Credit Clients”)); (vii) avoiding a de

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

minimis or odd lot allocation; (viii) availability and degree of leverage and any requirements or other terms of any existing leverage facilities; (ix) the Company’s or Other Clients’ investment focus on a classification attributable to an investment or issuer of an investment, including, without limitation, investment strategy, geography, industry or business sector; (x) the nature and extent of involvement in the transaction on the part of the respective teams of investment professionals dedicated to the Company or such Other Clients; (xi) the management of any actual or potential conflict of interest; (xii) with respect to investments that are made available to Blackstone Credit by counterparties pursuant to negotiated trading platforms (e.g., ISDA contracts), the absence of such relationships which may not be available to the Company and all Other Clients; (xiii) available capital of the Company and the Other Clients, (xiv) primary and permitted investment strategies and objectives of the Company and the Other Clients, including, without limitation, with respect to Other Clients that expect to invest in or alongside other funds or across asset classes based on expected return (such as certain managed accounts with similar investment strategies and objectives), (xv) sourcing of the investment, (xvi) the specific nature (including size, type, amount, liquidity, holding period, anticipated maturity and minimum investment criteria) of the investment, (xvii) expected investment return, (xviii) expected cash characteristics (such as cash-on-cash yield, distribution rates or volatility of cash flows), (xix) capital expenditure required as part of the investment, (xx) portfolio diversification concerns (including, but not limited to, whether a particular fund already has its desired exposure to the investment, sector, industry, geographic region or markets in question), (xxi) relation to existing investments in a fund, if applicable (e.g., “follow on” to existing investment, joint venture or other partner to existing investment, or same security as existing investment), and (xxii) any other considerations deemed relevant by Blackstone Credit in good faith.

Blackstone Credit shall not have any obligation to present any investment opportunity (or portion of any investment opportunity) to the Company if Blackstone Credit determines in good faith that such opportunity (or portion thereof) should not be presented to the Company for any one or a combination of the reasons specified above, or if Blackstone Credit is otherwise restricted from presenting such investment opportunity to the Company.

In addition, Blackstone Credit has received an exemptive order from the SEC that permits certain existing and future funds regulated under the 1940 Act (each, a “Regulated Fund”), among other things, to co-invest with certain other persons, including certain affiliates of Blackstone Credit, and certain funds managed and controlled by Blackstone Credit and its affiliates, including the Company, subject to certain terms and conditions. For so long as any privately negotiated investment opportunity falls within the investment criteria of one or more Regulated Funds, such investment opportunity shall also be offered to such Regulated Fund(s). In the event that the aggregate targeted investment sizes of the Company and such Regulated Fund(s) exceed the amount of such investment opportunity, allocation of such investment opportunity to each of the Company and such Regulated Fund(s) will be reduced proportionately based on their respective “available capital” as defined in the exemptive order, which may result in allocation to the Company in an amount less than what it would otherwise have been if such Regulated Fund(s) did not participate in such investment opportunity. The exemptive order also restricts the ability of the Company (or any other Blackstone Credit fund) from investing in any privately negotiated investment opportunity alongside a Regulated Fund except at the same time and on same terms. As a result, the Company may be unable to make investments in different parts of the capital structure of the same issuer in which a Regulated Fund has invested or seeks to invest. The rules promulgated by the SEC under the 1940 Act, as well as any related guidance from the SEC and/or the terms of the exemptive order itself, are subject to change, and Blackstone Credit could undertake to amend the exemptive order (subject to SEC approval), obtain additional exemptive relief, or otherwise be subject to other requirements in respect of co-investments involving the Company and any Regulated Funds, any of which may impact the amount of any allocation made available to Regulated Funds and thereby affect (and potentially decrease) the allocation made to the Company.

Moreover, with respect to Blackstone Credit’s ability to allocate investment opportunities, including where such opportunities are within the common objectives and guidelines of the Company and one or more Other Clients (which allocations are to be made on a basis that Blackstone Credit believes in good faith to be fair and reasonable), Blackstone Credit and Blackstone have established general guidelines and policies, which it may

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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update from time to time, for determining how such allocations are to be made, which, among other things, set forth principles regarding what constitutes “debt” or “debt-like” investments, criteria for defining “control-oriented equity” or “infrastructure” investments, guidance regarding allocation for certain types of investments (e.g., distressed energy) and other matters. In addition, certain Other Clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such Other Clients’ respective governing agreements. The application of those guidelines and conditions may result in the Company or Other Clients not participating (and/or not participating to the same extent) in certain investment opportunities in which they would have otherwise participated had the related allocations been determined without regard to such guidelines and conditions and based only on the circumstances of those particular investments. Additionally, investment opportunities sourced by Blackstone Credit will be allocated in accordance with Blackstone’s and Blackstone Credit’s allocation policies, which may provide that investment opportunities will be allocated in whole or in part to other business units of the Firm on a basis that Blackstone and Blackstone Credit believe in good faith to be fair and reasonable, based on various factors, including the involvement of the respective teams from Blackstone Credit and such other business units. It should also be noted that investment opportunities sourced by business units of the Firm other than Blackstone Credit will be allocated in accordance with such business units’ allocation policies, which will result in such investment opportunities being allocated, in whole or in part, away from Blackstone Credit, the Company and Other Blackstone Credit Clients.

When Blackstone Credit determines not to pursue some or all of an investment opportunity for the Company that would otherwise be within the Company’s objectives and strategies, and Blackstone or Blackstone Credit provides the opportunity or offers the opportunity to Other Clients, Blackstone or Blackstone Credit, including their personnel (including Blackstone Credit personnel), may receive compensation from the Other Clients, whether or not in respect of a particular investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit. As a result, Blackstone Credit (including Blackstone Credit personnel who receive such compensation) could be incentivized to allocate investment opportunities away from the Company to or source investment opportunities for Other Clients. In addition, in some cases Blackstone or Blackstone Credit may earn greater fees when Other Clients participate alongside or instead of the Company in an Investment.

Blackstone Credit makes good faith determinations for allocation decisions based on expectations that may prove inaccurate. Information unavailable to Blackstone Credit, or circumstances not foreseen by Blackstone Credit at the time of allocation, may cause an investment opportunity to yield a different return than expected. Conversely, an investment that Blackstone Credit expects to be consistent with the Company’s objectives may fail to achieve them.

The Adviser may, but will be under no obligation to, provide co-investment opportunities relating to investments made by the Company to Company shareholders, Other Clients, and investors of such Other Clients, subject to the Company’s exemptive relief and the 1940 Act. Such co-investment opportunities may be offered to such parties in the Adviser’s subject to the Company’s exemptive relief. From time to time, Blackstone Credit may form one or more funds or accounts to co-invest in transactions with the Company (or transactions alongside any of the Company and one or more Other Clients). Furthermore, for the avoidance of doubt, to the extent that the Company has received its target amount in respect of an investment opportunity, any remaining portion of such investment opportunity initially allocated to the Company may be allocated to Other Clients or to co-investors in Blackstone Credit’s discretion pursuant to the Company’s exemptive relief.

Orders may be combined for the Company and all other participating Other Clients, and if any order is not filled at the same price, they may be allocated on an average price basis. Similarly, if an order on behalf of more than one account cannot be fully executed under prevailing market conditions, securities may be allocated among the different accounts on a basis that Blackstone Credit or its affiliates consider equitable.

Additionally, it can be expected that the Firm will, from time to time, enter into arrangements or strategic relationships with third parties, including other asset managers, financial firms or other businesses or companies,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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that, among other things, provide for referral, sourcing or sharing of investment opportunities. Blackstone or Blackstone Credit may pay management fees and performance-based compensation in connection with such arrangements. Blackstone or Blackstone Credit may also provide for or receive reimbursement of certain expenses incurred or received in connection with these arrangements, including diligence expenses and general overhead, administrative, deal sourcing and related corporate expenses. The amount of these rebates may relate to allocations of co-investment opportunities and increase if certain co-investment allocations are not made. While it is possible that the Company will, along with the Firm itself, benefit from the existence of those arrangements and/or relationships, it is also possible that investment opportunities that would otherwise be presented to or made by the Company would instead be referred (in whole or in part) to such third party, or, as indicated above, to other third parties, either as a contractual obligation or otherwise, resulting in fewer opportunities (or reduced allocations) being made available to the Company and/or shareholders. This means that co-investment opportunities that are sourced by the Company may be allocated to investors that are not shareholders. For example, a firm with which the Firm has entered into a strategic relationship may be afforded with “first-call” rights on a particular category of investment opportunities, although there is not expected to be substantial overlap in the investment strategies and/or objectives between the Company and any such firm. (See “—Blackstone’s Relationship with Pátria.”)

Certain Investments Inside the Company’s Mandate that are not Pursued by the Company. Under certain circumstances, Blackstone or Blackstone Credit may determine not to pursue some or all of an investment opportunity within the Company’s mandate, including without limitation, as a result of business, reputational or other reasons applicable to the Company, Other Clients, their respective portfolio companies or Blackstone. In addition, Blackstone Credit may determine that the Company should not pursue some or all of an investment opportunity, including, by way of example and without limitation, because the Company has already invested sufficient capital in the investment, sector, industry, geographic region or markets in question, as determined by Blackstone Credit in its good faith discretion, or the investment is not appropriate for the Company for other reasons as determined by Blackstone Credit in its good faith reasonable sole discretion. In any such case Blackstone or Blackstone Credit could, thereafter, offer such opportunity to other parties, including Other Clients or portfolio companies or limited partners or shareholders of the Company or Other Clients, joint venture partners, related parties or third parties. Any such Other Clients may be advised by a different Blackstone or Blackstone Credit business group with a different investment committee, which could determine an investment opportunity to be more attractive than Blackstone Credit believes to be the case. In any event, there can be no assurance that Blackstone Credit’s assessment will prove correct or that the performance of any investments actually pursued by the Company will be comparable to any investment opportunities that are not pursued by the Company. Blackstone and Blackstone Credit, including their personnel, may receive compensation from any such party that makes the investment, including an allocation of carried interest or referral fees, and any such compensation could be greater than amounts paid by the Company to Blackstone Credit. In some cases, Blackstone or Blackstone Credit earns greater fees when Other Clients participate alongside or instead of the Company in an Investment.

Cross Transactions. Situations may arise where certain assets held by the Company may be transferred to Other Clients and vice versa. Such transactions will be conducted in accordance with, and subject to, the Adviser’s contractual obligations to the Company and applicable law, including the 1940 Act.

Co-Investment. The Company will co-invest with its shareholders, limited partners and/or shareholders of the Other Clients, the Firm’s affiliates and other parties with whom Blackstone Credit has a material relationship. The allocation of co-investment opportunities is entirely and solely in the discretion of Blackstone Credit, subject to applicable law. In addition to participation by Senior and Other Advisors in specific transactions or investment opportunities, Senior and Other Advisors and/or other Firm employees may be permitted to participate in the Firm’s side-by-side co-investment rights. Such rights generally do not provide for a management fee or carried interest payable by participants therein and generally result in the Company being allocated a smaller share of an investment than would otherwise be the case in the absence of such side-by-side. Furthermore, Other Clients will be permitted (or have a preferred right) to participate in the Firm’s side-by-side co-investment rights.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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In certain circumstances, Blackstone Credit will determine that a co-investment opportunity should be offered to one or more third parties (such investors, “Co-Investors”) and will maintain sole discretion with respect to which Co-Investors are offered any such opportunity. It is expected that many investors who may have expressed an interest in co-investment opportunities will not be allocated any co-investment opportunities or may receive a smaller amount of co-investment opportunities than the amount requested. Furthermore, co-investment offered by Blackstone Credit will be on such terms and conditions (including with respect to management fees, performance-based compensation and related arrangements and/or other fees applicable to co-investors) as Blackstone Credit determine to be appropriate in its sole discretion on a case-by-case basis, which may differ amongst co-investors with respect to the same co-investment. In addition, the performance of Other Clients co-investing with the Company is not considered for purposes of calculating the carried interest payable by the Company to the Adviser. Furthermore, the Company and co-investors will often have different investment objectives and limitations, such as return objectives and maximum hold period. Blackstone Credit, as a result, will have conflicting incentives in making decisions with respect to such opportunities. Even if the Company and any such parties invest in the same securities on similar terms, conflicts of interest will still arise as a result of differing investment profiles of the investors, among other items.

General Co-Investment Considerations: There are expected to be circumstances where an amount that would otherwise have been invested by the Company is instead allocated to co-investors (who may or may not be shareholders of the Company or limited partners of Other Clients) or supplemental capital vehicles, and there is no guarantee that any shareholders will be offered any particular co-investment opportunity. Each co-investment opportunity (should any exist) is likely to be different, and allocation of each such opportunity will depend on the facts and circumstances specific to that unique situation (e.g., timing, industry, size, geography, asset class, projected holding period, exit strategy and counterparty). Different situations will require that the various facts and circumstances of each opportunity be weighted differently, as Blackstone Credit deems relevant to such opportunity. Such factors are likely to include, among others, whether a co-investor adds strategic value, industry expertise or other similar synergies; whether a potential co-investor has expressed an interest in evaluating co-investment opportunities; whether a potential co-investor has an overall strategic relationship with the Firm; whether a potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of Blackstone, Blackstone Credit, the Company, Other Clients or other co-investments (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies, or whether the potential co-investor has significant capital under management by the Firm or intends to increase such amount); the ability of a potential co-investor to commit to a co-investment opportunity within the required timeframe of the particular transaction; Blackstone Credit’s assessment of a potential co-investor’s ability to invest an amount of capital that fits the needs of the investment (taking into account the amount of capital needed as well as the maximum number of investors that can realistically participate in the transaction); whether the co-investor is considered “strategic” to the investment because it is able to offer the Company certain benefits, including but not limited to, the ability to help consummate the investment, the ability to aid in operating or monitoring the portfolio company or the possession of certain expertise; the transparency, speed and predictability of the potential co-investor’s investment process; whether the Firm has previously expressed a general intention to seek to offer co-investment opportunities to such potential co-investor; whether a potential co-investor has the financial and operational resources and other relevant wherewithal to evaluate and participate in a co-investment opportunity; the familiarity the Firm has with the personnel and professionals of the investor in working together in investment contexts (which may include such potential co-investor’s history of investment in other Firm co-investment opportunities); the extent to which a potential co-investor has committed to an Other Client; the size of such potential co-investor’s interest to be held in the underlying portfolio company as a result of the Company’s investment (which is likely to be based on the size of the potential co-investor’s capital commitment or investment in the Company); the extent to which a potential co-investor has been provided a greater amount of co-investment opportunities relative to others; the ability of a potential co-investor to invest in potential add-on acquisitions for the portfolio

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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company or participate in defensive investments; the likelihood that the potential co-investor would require governance rights that would complicate or jeopardize the transaction (or, alternatively, whether the investor would be willing to defer to the Firm and assume a more passive role in governing the portfolio company); any interests a potential co-investor may have in any competitors of the underlying portfolio company; the tax profile of the potential co-investor and the tax characteristics of the investment (including whether the potential co-investor would require particular structuring implementation or covenants that would not otherwise be required but for its participation or whether such co-investor’s participation is beneficial to the overall structuring of the investment); whether a potential co-investor’s participation in the transaction would subject the Company and/or the portfolio company to additional regulatory requirements, review and/or scrutiny, including any necessary governmental approvals required to consummate the investment; the potential co-investor’s interaction with the potential management team of the portfolio company; whether the potential co-investor has any existing positions in the portfolio company (whether in the same security in which the Company is investing or otherwise); whether there is any evidence to suggest that there is a heightened risk with respect to the potential co-investor maintaining confidentiality; whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company, other affiliated funds and/or other co-investments, including the size of such commitment; whether the potential co-investor has any known investment policies and restrictions, guideline limitations or investment objectives that are relevant to the transaction, including the need for distributions; whether the expected holding period and risk-return profile of the investment is consistent with the stated goals of the investor; and such other factors as the Adviser deems relevant and believes to be appropriate under the circumstances. Furthermore, in connection with any such co-investment by third-party co-investors, the Adviser may establish one or more investment vehicles managed or advised by the Firm to facilitate such co-investors’ investment alongside the Company. The factors listed in the foregoing sentence are neither presented in order of importance nor weighted, except that Blackstone Credit has historically primarily relied upon the following two factors in making the determination to offer co-investment opportunities to co-investors: (i) whether the potential co-investor has demonstrated a long-term and/or continuing commitment to the potential success of the Company (including whether a potential co-investor will help establish, recognize, strengthen and/or cultivate relationships that may provide indirectly longer-term benefits to the Company or Other Clients and their respective underlying portfolio companies), other affiliated funds, and/or other co-investments, including the size of any such commitment and fee revenue or profits generated for the benefit of Blackstone Credit or Blackstone as a result thereof and (ii) the ability of a potential co-investor to process a co-investment decision within the required timeline of the particular transaction. Except as otherwise described herein, co-investors generally will not share Broken Deal Expenses with the Company and Other Clients, with the result that the Company and such Other Clients will bear all such Broken Deal Expenses, and such expenses may be significant. However, the Adviser does not intend to offer any such co-investment opportunities to shareholders in their capacity as shareholders. Blackstone Credit may (but is not required to) establish co-investment vehicles (including dedicated or “standing” co-investment vehicles) for one or more investors (including third party investors and investors in the Company) in order to co-invest alongside the Company in one or more future investments. The existence of these vehicles could reduce the opportunity for other shareholders to receive allocations of co-investment. In addition, the allocation of investments to Other Clients, including as described under “Other Blackstone and Blackstone Credit Clients; Allocation of Investment Opportunities” herein, may result in fewer co-investment opportunities (or reduced allocations) being made available to shareholders.

Additional Potential Conflicts of Interest with respect to Co-Investment; Strategic Relationships Involving Co-Investment: In addition, the Adviser and/or its affiliates will in certain circumstances be incentivized to offer certain potential co-investors (including, by way of example, as a part of an overall strategic relationship with the Firm) opportunities to co-invest because the extent to which any such co-investor participates in (or is offered) co-investment opportunities may impact the amount of performance-based compensation and/or management fees or other fees paid by the co-investor. The amount of carried

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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interest or expenses charged and/or management fees paid by the Company may be less than or exceed such amounts charged or paid by co-investment vehicles pursuant to the terms of such vehicles’ partnership agreements and/or other agreements with co-investors, and such variation in the amount of fees and expenses may create an economic incentive for Blackstone Credit to allocate a greater or lesser percentage of an investment opportunity to the Company or such co-investment vehicles or co-investors, as the case may be. In addition, other terms of existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to Blackstone Credit, than the terms of the Company, and such different terms may create an incentive for Blackstone Credit to allocate a greater or lesser percentage of an investment opportunity to the Company or such co-investment vehicles, as the case may be. Such incentives will from time to time give rise to conflicts of interest, and there can be no assurance that such conflicts of interest will be resolved in favor of the Company. Accordingly, any investment opportunities that would have otherwise been offered or allocated, in whole or in part, to the Company may be reduced and made available to co-investment vehicles. Co-investments may be offered by the Adviser on such terms and conditions as the Adviser determines in its discretion on a case-by-case basis.

Company Co-Investment Opportunities. As a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely will in certain circumstances limit the Company’s ability to make investments or enter into other transactions alongside the Other Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Company’s ability to capitalize on attractive investment opportunities. However, subject to the 1940 Act and any applicable co-investment order issued by the SEC, the Company may co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for the Company and one or more of such Other Clients. Even if the Company and any such Other Clients and/or co-investment or other vehicles invest in the same securities, conflicts of interest may still arise.

We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Such order may restrict our ability to enter into follow-on investments or other transactions. Pursuant to such order, we may co-invest in a negotiated deal with certain affiliates of the Adviser or certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. We may also receive an allocation in such a deal alongside affiliates pursuant to other mechanisms to the extent permitted by the 1940 Act.

Investments in Portfolio Companies Alongside Other Clients. From time to time, the Company will co-invest with Other Clients (including co-investment or other vehicles in which the Firm or its personnel invest and that co-invest with such Other Clients) in investments that are suitable for both the Company and such Other Clients, as permitted by applicable law and/or any applicable SEC-granted order. Even if the Company and any such Other Clients invest in the same securities or loans, conflicts of interest may still arise. For example, it is possible that as a result of legal, tax, regulatory, accounting, political, national security or other considerations, the terms of such investment (and divestment thereof) (including with respect to price and timing) for the Company and such other funds and vehicles may not be the same. Additionally, the Company and such Other Clients and/or vehicles will generally have different investment periods and/or investment objectives (including return profiles) and Blackstone Credit, as a result, may have conflicting goals with respect to the price and timing of disposition opportunities. As such, subject to applicable law and any applicable order issued by the SEC, the Company and/or such Other Clients may dispose of any such shared investment at different times and on different terms.

Firm Involvement in Financing of Third Party Dispositions by the Company. The Company may from time to time dispose of all or a portion of an investment by way of accepting a third-party purchaser’s bid where the Firm or one or more Other Clients is providing financing as part of such bid or acquisition of the investment

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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or underlying assets thereof. This generally would include the circumstance where the Firm or one or more Other Clients is making commitments to provide financing at or prior to the time such third-party purchaser commits to purchase such investments or assets from the Company. Such involvement of the Firm or one or more Other Clients as such a provider of debt financing in connection with the potential acquisition of portfolio investments by third parties from the Company may give rise to potential or actual conflicts of interest.

Blackstone Europe. Blackstone, Blackstone Credit and Other Clients may incorporate or otherwise organize, and one or more of its affiliates have incorporated or otherwise organized, one or more Luxembourg-based or Ireland-based entities (and in the future may organize other non-U.S. entities) that are the master holding companies or other structures through which the Company and Other Blackstone Credit Clients may principally invest into European investments (any such structure, “Blackstone Europe”) and that may be utilized by Blackstone Credit. Blackstone Europe is expected to provide one or more of the following key service functions to the Company and/or to the European-domiciled entities that are part of the investments of Other Blackstone Credit Clients and may also be owned, directly or indirectly, by Other Clients or their affiliates. The key service functions expected to be provided by Blackstone Europe and its employees are: (i) domiciliation, (ii) account management, (iii) administration, (iv) accounting, (v) tax, regulatory and organizational compliance, (vi) transaction support services, and (vii) local office space, though other services may also be provided. If approved by the Board of Trustees, Blackstone Europe is expected to receive fees for such services at no greater than market rates deemed competitive by the Firm. The Firm will endeavor to allocate fees and expenses associated with Blackstone Europe fairly and equitably, which allocation is expected to involve certain subjective assumptions based on actual data pertaining to the services provided. The Adviser believes that this method will result in a fair and equitable allocation of expenses. Any such expenses attributable directly or indirectly to the Company, including, without limitation, the Company’s allocable portion of overhead expenses (including, for example, the salary and compensation of personnel of Blackstone Europe) and costs associated with the leasing of office space, will be treated as a Company Expense and will not reduce the management fee or otherwise be shared with the Company or the shareholders.

Self-Administration of the Company. Blackstone Credit and its affiliates expect to provide certain fund administration services to the Company rather than engage or rely on a third party administrator to perform such services. The costs for providing these services are not included in the management fee under the Investment Advisory Agreement and will be paid separately by the Company. Blackstone Credit also reserves the right to charge the Company a reduced rate for these services, or to reduce or waive such charges entirely, subject to the 1940 Act. Blackstone Credit’s ability to determine the reimbursement obligation from the Company creates a conflict of interest. Blackstone Credit addresses this conflict by reviewing its fund administration fee to ensure that it is comparable and fair with regard to equivalent services performed by a non-affiliated third party at a rate negotiated on an arm’s length basis. The Board of Trustees periodically reviews the reimbursement obligation.

Outsourcing. Subject to the oversight and, in certain circumstances, approval by the Board of the Company, Blackstone may outsource to third parties many of the services performed for the Company and/or its portfolio entities, including services (such as administrative, legal, accounting, tax or other related services) that can be or historically have been performed in-house by Blackstone and its personnel. For certain third-party service providers, the fees, costs and expenses of such service providers will be borne by the Company, and in other circumstances, the fees, costs and expenses of such service providers will be borne by Blackstone. Certain third- party service providers and/or their employees will dedicate substantially all of their business time to the Company, Other Clients and/or their respective portfolio entities, while others will have other clients. In certain cases, third- party service providers and/or their employees may spend a significant amount of time at Blackstone offices, have dedicated office space at Blackstone, receive administrative support from Blackstone personnel or participate in meetings and events for Blackstone personnel, even though they are not Blackstone employees or affiliates. This creates a conflict of interest because Blackstone will have an incentive to outsource services to third parties due to a number of factors, including because retaining third parties will reduce Blackstone’s internal overhead and compensation costs for employees who would otherwise perform such services in-house.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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The involvement of third-party service providers may present a number of risks due to Blackstone’s reduced control over the functions that are outsourced. There can be no assurances that Blackstone will be able to identify, prevent or mitigate the risks of engaging third-party service providers. The Company may suffer adverse consequences from actions, errors or failures to act by such third parties, and will have obligations, including indemnity obligations, and limited recourse against them. Outsourcing may not occur uniformly for all Blackstone managed vehicles and accounts and, accordingly, certain costs may be incurred by (or allocated to) the Fund through the use of third-party service providers that are not incurred by (or allocated to) Other Clients.

Material, Non-Public Information. Blackstone Credit will come into possession of confidential information with respect to an issuer. Blackstone Credit may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Company until such time as the information becomes public or is no longer deemed material such that it would preclude the Company from participating in an investment. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Company will be on a need-to-know basis only, and the Company may not be free to act for the Company upon any such information. Therefore, the Company may not have access to confidential information in the possession of Blackstone Credit that might be relevant to an investment decision to be made for the Company. In addition, Blackstone Credit, in an effort to avoid buying or selling restrictions on behalf of the Company or Other Blackstone Credit Clients, may choose to forego an opportunity to receive (or elect not to receive) information that other market participants or counterparties, including those with the same positions in the issuer as the Company, are eligible to receive or have received, even if possession of such information would otherwise be advantageous to the Company.

In addition, affiliates of Blackstone Credit within Blackstone may come into possession of confidential information with respect to an issuer. Blackstone Credit may be restricted from buying, originating or selling securities, loans of, or derivatives with respect to, the issuer on behalf of the Company if the Firm deemed such restriction appropriate. Disclosure of such information to the Adviser’s personnel responsible for the affairs of the Company will be on a need-to-know basis only, and the Company may not be free to act upon any such information. Therefore, the Company may not have access to confidential information in the possession of the Firm that might be relevant to an investment decision to be made by the Company. Accordingly, the Company may not be able to initiate a transaction that it otherwise might have initiated and may not be able to sell an investment that it otherwise might have sold.

Break-up and other Similar Fees. Break-up or topping fees with respect to the Company’s investments can be paid to Blackstone Credit. Alternatively, the Company could receive the break-up or topping fees directly. Break-up or topping fees paid to Blackstone Credit or the Company in connection with a transaction could be allocated, or not, to Other Clients or co-investment vehicles that invest (or are expected to invest) alongside the Company, as determined by Blackstone Credit to be appropriate in the circumstances. Generally, Blackstone Credit would not allocate break-up or topping fees with respect to a potential investment to the Company, an Other Client or co-investment vehicle unless such person would also share in Broken Deal Expenses related to the potential Investment. With respect to fees received by Blackstone Credit relating to the Company’s investments or from unconsummated transactions, shareholders will not receive the benefit of any fees relating to the Company’s investments (including, without limitation, as described above). In the case of fees for services as a director of a portfolio company, the management fee will not be reduced to the extent any Firm personnel continues to serve as a director after the Company has exited (or is in the process of exiting) the applicable portfolio company and/or following the termination of such employee’s employment with the Firm. For the avoidance of doubt, although the financial advisory and restructuring business of Blackstone has been spun out, to the extent any investment banking fees, consulting (including management consulting) fees, syndication fees, capital markets syndication and advisory fees (including underwriting fees), origination fees, servicing fees, healthcare consulting / brokerage fees, fees relating to group purchasing, financial advisory fees and similar fees for arranging acquisitions and other major financial restructurings, loan servicing and/or other types of insurance fees, operations fees, financing fees, fees for asset services, title insurance fees, and other similar fees and annual retainers (whether in cash or in kind) are received by Blackstone,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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such fees will not be required to be shared with the Company or the shareholders and will not reduce the management fee payable by the Company.

Broken Deal Expenses. Any expenses that may be incurred by the Company for actual investments as described herein may also be incurred by the Company with respect to broken deals (i.e., investments that are not consummated). Blackstone Credit is not required to and in most circumstances will not seek reimbursement of Broken Deal Expenses (i.e., expenses incurred in pursuit of an investment that is not consummated) from third parties, including counterparties to the potential transaction or potential co-investors. Examples of such Broken Deal Expenses include, but are not limited to, reverse termination fees, extraordinary expenses such as litigation costs and judgments, travel and entertainment expenses incurred, costs of negotiating co-investment documentation, and legal, accounting, tax and other due diligence and pursuit costs and expenses. Any such Broken Deal Expenses could, in the sole discretion of Blackstone Credit, be allocated solely to the Company and not to Other Clients or co-investment vehicles that could have made the investment, even when the Other Client or co-investment vehicle commonly invests alongside the Company in its investments or the Firm or Other Clients in their investments. In such cases, the Company’s shares of expenses would increase. In the event Broken Deal Expenses are allocated to an Other Client or a co-investment vehicle, Blackstone Credit may advance such fees and expenses without charging interest until paid by the Other Client or co-investment vehicle, as applicable.

Other Firm Business Activities. The Firm, Other Clients, their portfolio companies, and personnel and related parties of the foregoing will receive fees and compensation, including performance-based and other incentive fees, for products and services provided to the Company and its portfolio companies, such as fees for asset and property management; investment management, underwriting, syndication or refinancing of a loan or investment; loan servicing; special servicing; administrative services; advisory services on purchase or sale of an asset or company; investment banking and capital markets services; placement agent services; fund administration; internal legal and tax planning services; information technology products and services; insurance procurement; brokerage; solutions and risk management services; data extraction and management products and services; and other products and services. Such parties will also provide products and services for fees to the Firm, Other Clients and their portfolio companies, and their personnel and related parties, as well as third parties. Through its Innovations group, Blackstone incubates businesses that can be expected to provide goods and services to the Company (subject to the requirements of the 1940 Act and applicable guidance) and Other Clients and their portfolio companies, as well as other Firm-related parties and third parties. By contracting for a product or service from a business related to the Firm, the Company and its portfolio companies would provide not only current income to the business and its stakeholders, but could also create significant enterprise value in them, which would not be shared with the Company or shareholders and could benefit the Firm directly and indirectly. Also, the Firm, Other Clients and their portfolio companies, and their personnel and related parties may receive compensation or other benefits, such as through additional ownership interests or otherwise, directly related to the consumption of products and services by the Company and its portfolio companies. The Company and its portfolio companies will incur expense in negotiating for any such fees and services, which will be treated as Company Expenses. In addition, the Firm may receive fees associated with capital invested by co-investors relating to investments in which the Company participates or otherwise, in connection with a joint venture in which the Company participates (subject to the 1940 Act) or otherwise with respect to assets or other interests retained by a seller or other commercial counterparty with respect to which the Firm performs services. Finally, the Firm and its personnel and related parties may also receive compensation in connection with referrals and related activities of such business incubated by the Blackstone Innovations group.

The Company will, as determined by Blackstone Credit and as permitted by the governing fund documents, bear the cost of fund administration, in house legal, tax planning and other related services provided by Firm personnel and related parties to the Company and its portfolio companies, including the allocation of their compensation and related overhead otherwise payable by the Firm, or pay for their services at market rates, as discussed below in “Self-Administration of the Company.” Such allocations or charges can be based on any of the following methodologies: (i) requiring personnel to periodically record or allocate their historical time spent

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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with respect to the Company or the Firm approximating the proportion of certain personnel’s time spent with respect to the Company, and in each case allocating their compensation and allocable overhead based on time spent, or charging their time spent at market rates, (ii) the assessment of an overall dollar amount (based on a fixed fee or percentage of assets under management) that the Firm believes represents a fair recoupment of expenses and a market rate for such services or (iii) any other similar methodology determined by the Firm to be appropriate under the circumstances. Certain Firm personnel will provide services to few, or only one, of the Company and Other Clients, in which case the Firm could rely upon rough approximations of time spent by the employee for purposes of allocating the salary and overhead of the person if the market rate for services is clearly higher than allocable salary and overhead. However, any methodology (including the choice thereof) involves inherent conflicts and may result in incurrence of greater expenses by the Company and its portfolio companies than would be the case if such services were provided by third parties.

Blackstone Credit, Other Clients and their portfolio companies, and their affiliates, personnel and related parties could continue to receive fees, including performance-based or incentive fees, for the services described in the preceding paragraphs with respect to investments sold by the Company or a portfolio company to a third party buyer after the sale is consummated. Such post-disposition involvement will give rise to potential or actual conflicts of interest, particularly in the sale process. Moreover, Blackstone Credit, Other Clients and their portfolio companies, and their affiliates, personnel and related parties may acquire a stake in the relevant asset as part of the overall service relationship, at the time of the sale or thereafter.

Blackstone Credit does not have any obligation to ensure that fees for products and services contracted by the Company or its portfolio companies are at market rates unless the counterparty is considered an affiliate of the Firm and given the breadth of the Firm’s investments and activities Blackstone Credit may not be aware of every commercial arrangement between the Company and its portfolio companies, on the one hand, and the Firm, Other Clients and their portfolio companies, and personnel and related parties of the foregoing, on the other hand.

Except as set forth above, the Company and shareholders will not receive the benefit (e.g., through a reduction to the management fee or otherwise) of any fees or other compensation or benefit received by Blackstone Credit, its affiliates or their personnel and related parties. (See also “—Service Providers, Vendors and Other Counterparties Generally” and “—Other Firm Business Activities.”)

Securities and Lending Activities. Blackstone, its affiliates and their related parties and personnel will from time to time participate in underwriting or lending syndicates with respect to current or potential portfolio companies, or may otherwise act as arrangers of financing, including with respect to the public offering and/or private placement of debt or equity securities issued by, or loan proceeds borrowed by the Company and its portfolio companies, or otherwise in arranging financing (including loans) for such portfolio companies or advise on such transactions. Such underwritings or engagements may be on a firm commitment basis or may be on an uncommitted “best efforts” basis, and the underwriting or financing parties are under no duty to provide any commitment unless specifically set forth in the relevant contract. Blackstone may also provide placement or other similar services to purchasers or sellers of securities, including loans or instruments issued by portfolio companies. There may also be circumstances in which the Company commits to purchase any portion of such issuance from the portfolio company that a Blackstone broker-dealer intends to syndicate to third parties. As a result thereof, subject to the limitations of the 1940 Act, Blackstone may receive commissions or other compensation, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. In certain cases, subject to the limitations of the 1940 Act, a Blackstone broker-dealer will from time to time act as the managing underwriter or a member of the underwriting syndicate or broker for the Company or its portfolio companies, or as dealer, broker or advisor to a counterparty to the Company or a portfolio company and purchase securities from or sell securities to the Company, Other Clients or portfolio companies of the Company or Other Clients or advise on such transactions. Blackstone will also from time to time, on behalf of the Company or other parties to a transaction involving the Company or its portfolio companies, effect transactions, including transactions in the secondary markets that result in commissions or other compensation paid to Blackstone by the Company or its portfolio companies or

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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the counterparty to the transaction, thereby creating a potential conflict of interest. This could include, by way of example, fees and/or commissions for equity syndications to co-investment vehicles. Subject to applicable law, Blackstone will from time to time receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing fees, capital markets advisory fees, lending arrangement fees, asset/property management fees, insurance (including title insurance) fees and consulting fees, monitoring fees, commitment fees, syndication fees, origination fees, organizational fees, operational fees, loan servicing fees, and financing and divestment fees (or, in each case, rebates in lieu of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone, an Other Client or its portfolio companies are purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with the Company. In addition, the management fee with respect to a shareholder generally will not be reduced by such amounts. Therefore, Blackstone will from time to time have a potential conflict of interest regarding the Company and the other parties to those transactions to the extent it receives commissions, discounts or other compensation from such other parties. The Board of Trustees, in its sole discretion, will approve any transactions, subject to the limitations of the 1940 Act, in which a Blackstone broker-dealer acts as an underwriter, as broker for the Company, or as dealer, broker or advisor, on the other side of a transaction with the Company only where the Board of Trustees believes in good faith that such transactions are appropriate for the Company and, by executing a Subscription Agreement for shares in the Company, a shareholder consents to all such transactions, along with the other transactions involving conflicts of interest described herein, to the fullest extent permitted by law.

When Blackstone serves as underwriter with respect to securities of the Company or its portfolio companies, the Company and such portfolio companies could from time to time be subject to a “lock-up” period following the offering under applicable regulations during which time the Company or portfolio company would be unable to sell any securities subject to the “lock-up.” This may prejudice the ability of the Company and its portfolio companies to dispose of such securities at an opportune time. In addition, Blackstone Capital Markets may serve as underwriter in connection with the sale of securities by the Company or its portfolio companies. Conflicts may arise because such engagement would result in Blackstone Capital Markets receiving selling commissions or other compensation in connection with such sale. (See also “—Portfolio Company Relationships Generally” below.)

Blackstone and Blackstone Credit employees are generally permitted to invest in alternative investment funds, real estate funds, hedge funds or other investment vehicles, including potential competitors of the Company. The Company will not receive any benefit from any such investments.

PJT. On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill fund placement businesses and combined these businesses with PJT Partners Inc. (“PJT”), an independent financial advisory firm founded by Paul J. Taubman. While the combined business operates independently from Blackstone and is not an affiliate thereof, it is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest will arise in connection with transactions between or involving the Company and its portfolio companies, on the one hand, and PJT, on the other. The pre-existing relationship between Blackstone and its former personnel involved in financial and strategic advisory services at PJT, the overlapping ownership and co-investment and other continuing arrangements between PJT and Blackstone may influence Blackstone Credit to select or recommend PJT to perform services for the Company or its portfolio companies, the cost of which will generally be borne directly or indirectly by the Company. Given that PJT is no longer an affiliate of Blackstone, Blackstone Credit and its affiliates will be free to cause the Company and portfolio companies to transact with PJT generally without restriction under the applicable governing documents, notwithstanding the relationship between Blackstone and PJT.

Portfolio Company Relationships Generally. The Company’s portfolio companies are expected to be counterparties to or participants in agreements, transactions or other arrangements with portfolio companies of Other Clients for the provision of goods and services, purchase and sale of assets and other matters. Although the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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Firm may determine that such agreements, transactions or other arrangements are consistent with the requirements of such Other Clients’ offering and/or governing agreements, such agreements, transactions or other arrangements may not have otherwise been entered into but for the affiliation with Blackstone Credit and/or Blackstone. These agreements, transactions or other agreements involve fees, commissions, servicing payments and/or discounts to Blackstone Credit, any Blackstone affiliate (including personnel) or a portfolio company, none of which reduce the management fee payable by the Company). This may give rise to actual or potential conflicts of interest for the Adviser, the Company and/or their respective affiliates, as such agreements, transactions and arrangements may be more favorable for on portfolio company than another, thus benefiting the Company or Other Clients at the expense of the other. For example, the Firm may cause, or offer the opportunity to, portfolio companies to enter into agreements regarding group procurement (such as the group purchasing organization), benefits management, purchase of title and/or other insurance policies (which may be pooled across portfolio companies and discounted due to scale) and other operational, administrative or management related matters from a third party or a Firm affiliate, and other similar operational initiatives that may result in commissions or similar payments, including related to a portion of the savings achieved by the portfolio company. Such agreements, transactions or other arrangements may be entered into without the consent or direct involvement of the Company and/or such Other Client or the consent of the Board of Trustees and/or the shareholders of the Company or such Other Client (including, without limitation, in the case of minority and/or non-controlling investments by the Company in such portfolio companies or the sale of assets from one portfolio company to another) and/or such Other Client. In any such case, the Company may not be involved in the negotiation process, and there can be no assurance that the terms of any such agreement, transaction or other arrangement will be as favorable to the Company as otherwise would be the case if the counterparty were not related to the Firm.

In addition, it is possible that certain portfolio companies of Other Clients or companies in which Other Clients have an interest will compete with the Company for one or more investment opportunities and/or engage in activities that may have adverse consequences on the Company and/or its portfolio companies. As an example of the latter, the laws and regulations of certain jurisdictions (e.g., bankruptcy, environmental, consumer protection and/or labor laws) may not recognize the segregation of assets and liabilities as between separate entities and may permit recourse against the assets of not just the entity that has incurred the liabilities, but also the other entities that are under common control with, or part of the same economic group as, such entity. In such circumstances, the assets of the Company and/or its portfolio companies may be used to satisfy the obligations or liabilities of one or more Other Clients, their portfolio companies and/or affiliates.

Certain portfolio companies may have established or invested in, or may in the future establish or invest in, vehicles that are managed exclusively by the portfolio company (and not the Company or the Firm or any of its affiliates) and that invest in asset classes or industry sectors (such as cyber security) that fall within the Company’s investment strategy. Such vehicles, which may not be considered affiliates of the Firm and would not be subject to the Firm’s policies and procedures, may compete with the Company for investment opportunities. Portfolio companies and affiliates of the Firm may also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that may compete with the Company for investment opportunities (it being understood that such arrangements may give rise to conflicts of interest that may not necessarily be resolved in favor of the Company). Portfolio companies and affiliates of the Firm may also establish other investment products, vehicles and platforms focusing on specific asset classes or industry sectors (such as reinsurance) that may compete with the Company for investment opportunities (it being understood that such arrangements may give rise to conflicts of interest that may not necessarily be resolved in favor of the Company). In addition, the Company may hold non-controlling interests in certain portfolio companies and, as a result, such portfolio companies could engage in activities outside of the Company’s control that may have adverse consequences on the Company and/or its other portfolio companies.

In addition, the Firm has also entered into an investment management arrangement whereby it provides investment management services to Fidelity & Guaranty Life Insurance Company (a portfolio company of certain Other Clients), which will involve investments across a variety of asset classes (including investments

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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that may otherwise be appropriate for the Company), and in the future the Firm may enter into similar arrangements with other portfolio companies. Such arrangements may reduce the allocations of investments to the Company, and the Firm may be incentivized to allocate investments away from the Company to the counterparties to such investment management arrangements or other vehicles/accounts to the extent the economic arrangements related thereto are more favorable to the Firm relative to the terms of the Company.

Further, portfolio companies with respect to which the Company may elect members of the board of directors may, as a result, subject the Company and/or such directors to fiduciary obligations to make decisions that they believe to be in the best interests of any such portfolio company. Although in most cases the interests of the Company and any such portfolio company will be aligned, this may not always be the case. This can be expected to create conflicts of interest between the relevant director’s obligations to any such portfolio company and its stakeholders, on the one hand, and the interests of the Company, on the other hand. Although Blackstone Credit will generally seek to minimize the impact of any such conflicts, there can be no assurance they will be resolved favorably for the Company. For instance, such positions could impair the ability of the Company to sell the securities of an issuer in the event a director receives material non-public information by virtue of his or her role, which would have an adverse effect on the Company. Furthermore, an employee of Blackstone serving as a director to a portfolio company owes a fiduciary duty to the portfolio company, on the one hand, and the Company, on the other hand, and such employee may be in a position where they must make a decision that is either not in the best interest of the Company, or is not in the best interest of the portfolio company. Blackstone personnel serving as directors may make decisions for a portfolio company that negatively impact returns received by the Company as an investor in the portfolio company. In addition, to the extent an employee serves as a director on the board of more than one portfolio company, such employees’ fiduciaries duties among the two portfolio companies can be expected to create a conflict of interest. Certain decisions made by a director may subject the Adviser, its affiliates or the Company to claims they would not otherwise be subject to as an investor, including claims of breach of duty of loyalty, securities claims and other director-related claims. In general, the Company will indemnify the Adviser and Blackstone Credit personnel from such claims.

Portfolio Company Service Providers and Vendors. Subject to applicable law, the Company, Other Clients, portfolio companies of each of the foregoing and Blackstone Credit can be expected to engage portfolio companies of the Company and Other Clients to provide some or all of the following services: (a) corporate support services (including, without limitation, accounts payable, accounting/audit (including valuation support services), account management, insurance, procurement, placement, brokerage, consulting, cash management, corporate secretarial services, domiciliation, data management, directorship services, finance/budget, human resources, information technology/systems support, internal compliance/KYC, judicial processes, legal, operational coordination (i.e., coordination with JV partners, property managers), risk management, reporting, tax, tax analysis and compliance (e.g., CIT and VAT compliance), transfer pricing and internal risk control, treasury and valuation services); (b) loan services (including, without limitation, monitoring, restructuring and work-out of performing, sub-performing and nonperforming loans, administrative services, and cash management); (c) management services (i.e., management by a portfolio company, Blackstone affiliate or third party (e.g., a third-party manager) of operational services); (d) operational services (i.e., general management of day to day operations); (e) risk management (tax and treasury); (f) insurance procurement, placement, brokerage and consulting services; and (g) other services. Similarly, Blackstone Credit, Other Clients and their portfolio companies can be expected to engage portfolio companies of the Company to provide some or all of these services. Some of the services performed by portfolio company service providers could also be performed by Blackstone Credit from time to time and vice versa. Fees paid by the Company or its portfolio companies to the other portfolio company service providers do not reduce the management fee payable by the Company and are not otherwise shared with the Company.

Portfolio companies of the Company and Other Clients that can be expected to provide services to the Company and its portfolio companies include, without limitation, the following, and may include additional portfolio companies that may be formed or acquired in the future:

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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BTIG. BTIG, LLC (“BTIG”) is a global financial services firm in which certain Blackstone entities own a strategic minority investment. BTIG provides institutional trading, investment banking, research and related brokerage services and may provide goods and services for the Company or its portfolio companies.

Optiv. Optiv Security, Inc. is a portfolio company held by certain Blackstone private equity funds that provides a full slate of information security services and solutions and may provide goods and services for the Company and its portfolio companies.

PSAV. PSAV, Inc. is a portfolio company held by certain Blackstone private equity funds that provides outsourced audiovisual services and event production and may provide goods and services for the Company and its portfolio companies.

Refinitiv. On October 1, 2018, a consortium led by Blackstone announced that private equity funds managed by Blackstone had completed an acquisition of Thomson Reuters’ Financial & Risk business (“Refinitiv”). Refinitiv operates a pricing service that provides valuation services and may provide goods and services for the Company and its portfolio companies.

Kryalos. Blackstone through one or more Other Clients has made a minority investment in Kryalos Investments S.r.l. (“Kryalos”), an operating partner in certain real estate investments made by Other Clients. Kryalos may perform services for the Fund and its portfolio companies.

Valkyrie. Valkyrie BTO Aviation LLC (“Valkyrie”) is a Blackstone affiliate that provides asset management and loan servicing solutions for investments in the aviation space, including for investments by the Fund, Other Clients and their portfolio companies, affiliates and related parties. The asset management services provided by Valkyrie with respect to such investments can be expected to include, without limitation, origination or sourcing of investment opportunities, diligence, negotiation, analysis, servicing, development, management and disposition and other related services (e.g., marketing, financial, administrative, legal and risk management). In exchange for such services, Valkyrie earns fees, including through incentive-based compensation payable to their management team, which would have otherwise been paid to third parties. As a result of the foregoing and Blackstone’s ownership of Valkyrie, Blackstone may be incentivized to participate in and pursue more aviation-related transactions due to the prospect of Valkyrie earning such fees. Engaging Valkyrie to perform services will reduce Blackstone’s internal overhead and compensation costs for employees who would otherwise perform such services. As a result, while Blackstone believes that Valkyrie will provide services at or better than those provided by third parties, there is an inherent conflict of interest that would incentivize Blackstone to pursue aviation-related transactions and engage Valkyrie to perform such services.

The Company and its portfolio companies will compensate one or more of these service providers and vendors owned by the Company or Other Clients, including through incentive based compensation payable to their management teams and other related parties. The incentive-based compensation paid with respect to a portfolio company or asset of the Company or Other Clients will vary from the incentive based compensation paid with respect to other portfolio companies and assets of the Company and Other Clients; as a result the management team or other related parties can be expected to have greater incentives with respect to certain assets and portfolio companies relative to others, and the performance of certain assets and portfolio companies may provide incentives to retain management that also service other assets and portfolio companies. Some of these service providers and vendors owned or controlled by the Company or Other Clients will charge the Company and its portfolio companies for goods and services at rates generally consistent with those available in the market for similar goods and services. The discussion regarding the determination of market rates under “Firm Affiliated Service Providers” herein applies equally in respect of the fees and expenses of the portfolio company service providers, if charged at rates generally consistent with those available in the market. Other service providers and vendors owned and/or controlled by the Company or Other Clients pass through expenses on a cost reimbursement, no-profit or break-even basis, in which case the service provider allocates costs and expenses directly associated with work performed for the benefit of the Company and its portfolio companies to them,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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along with any related tax costs and an allocation of the service provider’s overhead, including any of the following: salaries, wages, benefits and travel expenses; marketing and advertising fees and expenses; legal, accounting and other professional fees and disbursements; office space and equipment; insurance premiums; technology expenditures, including hardware and software costs; costs to engage recruitment firms to hire employees; diligence expenses; one-time costs, including costs related to building-out and winding-down a portfolio company; taxes; and other operating and capital expenditures. Any of the foregoing costs, although allocated in a particular period, will, in certain circumstances, relate to activities occurring outside the period, and therefore the Company could pay more than its pro rata portion of fees for services. The allocation of overhead among the entities and assets to which services are provided can be expected to be based on any of a number of different methodologies, including, without limitation, “cost” basis as described above, “time-allocation” basis, “per unit” basis, “per square footage” basis or “fixed percentage” basis. There can be no assurance that a different manner of allocation would result in the Company and its portfolio companies bearing less or more costs and expenses. Blackstone Credit will not always perform or obtain benchmarking analysis or third-party verification of expenses with respect to services provided on a cost reimbursement, no profit or break even basis. There can be no assurances that amounts charged by portfolio company service providers that are not controlled by the Company or Other Clients will be consistent with market rates or that any benchmarking, verification or other analysis will be performed with respect to such charges. If benchmarking is performed, the related expenses will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fee. A portfolio company service provider will, in certain circumstances, subcontract certain of its responsibilities to other portfolio companies. In such circumstances, the relevant subcontractor could invoice the portfolio company for fees (or in the case of a cost reimbursement arrangement, for allocable costs and expenses) in respect of the services provided by the subcontractor. The portfolio company, if charging on a cost reimbursement, no-profit or break-even basis, would in turn allocate those costs and expenses as it allocates other fees and expenses as described above. Similarly, Other Clients, their portfolio companies and Blackstone Credit can be expected to engage portfolio companies of the Company to provide services, and these portfolio companies will generally charge for services in the same manner described above, but the Company and its portfolio companies generally will not be reimbursed for any costs (such as start-up costs) relating to such portfolio companies incurred prior to such engagement. Some of the services performed by these service providers could also be performed by Blackstone Credit from time to time and vice versa. Fees paid by the Company or its portfolio companies to these service providers do not the management fee payable to the Adviser.

Where compensation paid to an affiliated service provider from the Company or its portfolio company is based on market rates, such compensation will not be based on the cost incurred by the applicable service provider and therefore will likely result in a profit to such service provider. In the event the service provider is an affiliate of Blackstone Credit, Blackstone Credit experiences a conflict of interest in determining the terms of any such engagement. There can be no assurance that an unaffiliated third party would not charge a lesser rate.

Service Providers, Vendors and Other Counterparties Generally. Certain third party advisors and other service providers and vendors to the Company and its portfolio companies (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, title agents and investment or commercial banking firms) are owned by the Firm, the Company or Other Clients or provide goods or services to, or have other business, personal, financial or other relationships with, the Firm, the Other Clients and their respective portfolio companies and affiliates and personnel. Such advisors and service providers referred to above may be investors in the Company, affiliates of the Adviser, sources of financing and investment opportunities or co-investors or commercial counterparties or entities in which the Firm and/or Other Clients have an investment, and payments by the Company and/or such entities may indirectly benefit the Firm, the Other Clients and their respective portfolio companies or any affiliates or personnel. Also, advisors, lenders, investors, commercial counterparties, vendors and service providers (including any of their affiliates or personnel) to the Company and its portfolio companies could have other commercial or personal relationships with the Firm, Other Clients and their respective portfolio companies, or any affiliates, personnel or family members of personnel of the foregoing. Although the Firm selects service providers and vendors it believes are most appropriate in the circumstances based on its knowledge of such service providers and vendors (which knowledge is generally

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

greater in the case of service providers and vendors that have other relationships to the Firm), the relationship of service providers and vendors to the Firm as described above will influence the Firm in deciding whether to select, recommend or form such an advisor or service provider to perform services for the Company, subject to applicable law, or a portfolio company, the cost of which will generally be borne directly or indirectly by the Company and can be expected to incentivize the Firm to engage such service provider over a third party, utilize the services of such service providers and vendors more frequently than would be the case absent the conflict, or to pay such service providers and vendors higher fees or commissions, resulting in higher fees and expenses being borne by the Company, than would be the case absent the conflict. The incentive could be created by current income and/or the generation of enterprise value in a service provider or vendor; the Firm can be expected to also have an incentive to invest in or create service providers and vendors to realize on these opportunities.

The Firm has a practice of not entering into any arrangements with advisors, vendors or service providers that provide lower rates or discounts to the Firm itself compared to those it enters into on behalf of the Company and its portfolio companies for the same services. However, legal fees for unconsummated transactions are often charged at a discount rate, such that if the Company and its portfolio companies consummate a higher percentage of transactions with a particular law firm than the Firm, the Company, Other Clients and their portfolio companies, the shareholders could indirectly pay a higher net effective rate for the services of that law firm than the Firm, the Company or Other Clients or their portfolio companies. Also, advisors, vendors and service providers often charge different rates or have different arrangements for different types of services. For example, advisors, vendors and service providers often charge fees based on the complexity of the matter as well as the expertise and time required to handle it. Therefore, to the extent the types of services used by the Company and its portfolio companies are different from those used by the Firm, Other Clients and their portfolio companies, and their affiliates and personnel, the Company and its portfolio companies can be expected to pay different amounts or rates than those paid by such other persons. Similarly, the Firm, the Company, the Other Clients and their portfolio companies and affiliates can be expected to enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty will, in certain circumstances, charge lower rates (or no fee) or provide discounts or rebates for such counterparty’s products or services depending on the volume of transactions in the aggregate or other factors.

Subject to applicable law, the Company, Other Clients and their portfolio companies are expected to enter into joint ventures with third parties to which the service providers and vendors described above will provide services. In some of these cases, the third party joint venture partner may negotiate to not pay its pro rata share of fees, costs and expenses to be allocated as described above, in which case the Company, Other Clients and their portfolio companies that also use the services of the portfolio company service provider will, directly or indirectly, pay the difference, or the portfolio company service provider will bear a loss equal to the difference.

The Firm may, from time to time, encourage service providers to funds and investments to use, generally at market rates and/or on arm’s length terms (and/or on the basis of best execution, if applicable), the Firm-affiliated service providers in connection with the business of the Company, portfolio companies, and unaffiliated entities. This practice creates a conflict of interest because it provides an indirect benefit to the Firm in the form of added business for the Firm-affiliated service providers without any reduction to the Company’s management fee.

Certain portfolio companies that provide services to the Company, Other Clients and/or portfolio companies or assets of the Company and/or Other Clients may be transferred between and among the Company and/or Other Clients (where the Company may be a seller or a buyer in any such transfer) for minimal or no consideration (based on a third party valuation confirming the same). Such transfers may give rise to actual or potential conflicts of interest for Blackstone Credit.

Firm Affiliated Service Providers. Certain of the Company’s, the Firm’s and/or portfolio companies’

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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advisers and other service providers, or their affiliates (including accountants, administrators, lenders, bankers, brokers, attorneys, consultants, and investment or commercial banking firms) also provide goods or services to, or have business, personal, financial or other relationships with, the Firm, its affiliates and portfolio companies. Such advisers and service providers (or their affiliates) may be investors in the Company, affiliates of the Firm, sources of investment opportunities, co-investors, commercial counterparties and/or portfolio companies in which the Firm and/or the Company has an investment. Accordingly, payments by the Company and/or such entities may indirectly benefit the Company and/or its affiliates, including the Firm and Other Clients. No fees charged by these service providers and vendors will reduce the management fees payable to the Adviser. Furthermore, the Firm, the Other Clients and their portfolio companies and their affiliates and related parties will use the services of these Firm affiliates, including at different rates. Although the Firm believes the services provided by its affiliates are equal or better than those of third parties, the Firm directly benefits from the engagement of these affiliates, and there is therefore an inherent conflict of interest such as those described above.

Because the Firm has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio companies may engage to provide underwriting and capital market advisory services, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and more legal and contractual restrictions than that to which it would be subject if it had just one line of business. To the extent Blackstone determines appropriate, conflict mitigation strategies may be put in place with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser. Service providers affiliated with the Firm, which are generally expected to receive competitive market rate fees (as determined by the Adviser or its affiliates) with respect to certain Investments, include:

BPM. Blackstone Property Management is a Blackstone affiliate that may provide property management, leasing oversight, corporate services (including accounting and reporting), development and construction management, and transaction support services to any of the Company’s investment properties primarily located in the United Kingdom and continental Europe.

Equity Healthcare. Equity Healthcare LLC (“Equity Healthcare”) is a Blackstone affiliate that negotiates with providers of standard administrative services for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, which include unaffiliated third parties, Equity Healthcare is able to negotiate pricing terms that are believed to be more favorable than those that the portfolio companies could obtain on an individual basis. The fees received by Equity Healthcare in connection with services provided to investments will not reduce the management fee payable by the Company.

LNLS. Blackstone wholly owns a leading national title agency, Lexington National Land Services (“LNLS”), a title agent company. LNLS may act as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments by the Company, Other Clients and third parties. LNLS focuses on transactions in rate-regulated U.S. states where the cost of title insurance is non-negotiable. LNLS will not perform services in nonregulated U.S. states for the Company and Other Clients unless (i) in the context of a portfolio transaction that includes assets in rate-regulated U.S. states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third party is paying all or a material portion of the premium or (iv) when providing only support services to the underwriter and not negotiating the title policy or issuing it to the insured. LNLS earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating the placement of title insurance with underwriters. Blackstone receives distributions from LNLS in connection with investments by the Company based on its equity interest in LNLS. In each case, there will be no related reduction in management fees. As a result, while Blackstone believes that venture will provide services at or better than those provided by third parties

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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(even in jurisdictions where insurance rates are regulated), there is an inherent conflict of interest that would incentivize Blackstone to engage LNLS over a third party.

Refinitiv. See “—Portfolio Company Service Providers and Vendors.”

Certain Blackstone-affiliated service providers and their respective personnel will receive a management promote, an incentive fee and other performance-based compensation in respect of investments, sales or other transaction volume. Furthermore, Blackstone-affiliated service providers may charge costs and expenses based on allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses).

In connection with such relationships, Blackstone Credit and, if required by applicable law, the Board of Trustees, will make determinations of competitive market rates based on its consideration of a number of factors, which are generally expected to include Blackstone Credit’s experience with non-affiliated service providers, benchmarking data and other methodologies determined by Blackstone Credit to be appropriate under the circumstances (i.e., rates that fall within a range that Blackstone Credit has determined is reflective of rates in the applicable market and certain similar markets, though not necessarily equal to or lower than the median rate of comparable firms). In respect of benchmarking, while Blackstone Credit often obtains benchmarking data regarding the rates charged or quoted by third parties for services similar to those provided by Blackstone Credit affiliates in the applicable market or certain similar markets, relevant comparisons may not be available for a number of reasons, including, without limitation, as a result of a lack of a substantial market of providers or users of such services or the confidential or bespoke nature of such services (e.g., different assets may receive different services). In addition, benchmarking data is based on general market and broad industry overviews, rather than determined on an asset by asset basis. As a result, benchmarking data does not take into account specific characteristics of individual assets then invested in by the Company (such as location or size), or the particular characteristics of services provided. For these reasons, such market comparisons may not result in precise market terms for comparable services. Expenses to obtain benchmarking data will be borne by the Company, Other Clients and their respective portfolio companies and will not reduce the management fee. Finally, in certain circumstances Blackstone Credit may determine that third party benchmarking is unnecessary, either because the price for a particular good or service is mandated by law (e.g., title insurance in rate regulated states) or because Blackstone Credit has access to adequate market data to make the determination without reference to third party benchmarking. For example, certain portfolio companies may enter into an employer health program arrangement or similar arrangements with Equity Healthcare, a Blackstone affiliate that negotiates with providers of standard administrative services and insurance carriers for health benefit plans and other related services for cost discounts, quality of service monitoring, data services and clinical consulting. Because of the combined purchasing power of its client participants, Equity Healthcare is able to negotiate pricing terms from providers that are believed to be more favorable than the companies could obtain for themselves on an individual basis. The payments made to Blackstone in connection with Equity Healthcare, group purchasing, insurance and benefits management will not reduce the management fee payable to the Adviser.

Portfolio company service providers described in this section are generally owned by one or more Blackstone funds. In certain instances a similar company could be owned by Blackstone directly. Blackstone could cause a transfer of ownership of one of these service providers from an Other Client to the Company. The transfer of a portfolio company service provider between the Company and an Other Client (where the Company may be a seller or a buyer in any such transfer) will generally be consummated for minimal or no consideration. The Adviser may, but is not required to, obtain a third party valuation confirming the same, and if it does, the Adviser may rely on such valuation.

Advisers and service providers, or their affiliates, often charge different rates, including below-market or no fee, or have different arrangements for different types of services. With respect to service providers, for example, the fee for a given type of work may vary depending on the complexity of the matter as well as the expertise required and demands placed on the service provider. Therefore, to the extent the types of services used by the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Company and/or portfolio companies differ from those used by the Firm and its affiliates (including personnel), Blackstone Credit and/or Blackstone or their respective affiliates (including personnel) may pay different amounts or rates than those paid by the Company and/or portfolio companies. However, Blackstone Credit and its affiliates have a longstanding practice of not entering into any arrangements with advisers or service providers that could provide for lower rates or discounts than those available to the Company, Other Clients and/or portfolio companies for the same services. Furthermore, advisers and service providers may provide services exclusively to the Firm and its affiliates, including the Company, Other Clients and their portfolio companies, although such advisers and service providers would not be considered employees of Blackstone or Blackstone Credit. Similarly, Blackstone, Blackstone Credit, each of their respective affiliates, the Company, the Other Clients and/or their portfolio companies, may enter into agreements or other arrangements with vendors and other similar counterparties (whether such counterparties are affiliated or unaffiliated with the Firm) from time to time whereby such counterparty may charge lower rates (or no fee) and/or provide discounts or rebates for such counterparty’s products and/or services depending on certain factors, including volume of transactions entered into with such counterparty by the Firm, its affiliates, the Company, the Other Clients and their portfolio companies in the aggregate.

In addition, investment banks or other financial institutions, as well as Blackstone employees, may also be investors in the Company. These institutions and employees are a potential source of information and ideas that could benefit the Company. Blackstone has procedures in place reasonably designed to prevent the inappropriate use of such information by the Company.

Transactions with Portfolio Companies. The Firm and portfolio companies of the Company and Other Clients provide products and services to or otherwise contract with the Company and its portfolio companies, among others. In the alternative, the Firm may form a joint venture with such a company to implement such referral arrangement. For example, such arrangements may include the establishment of a joint venture or other business arrangement between the Firm, on the one hand, and a portfolio company of the Company, portfolio company of an Other Client or third party, on the other hand, pursuant to which the joint venture or business provides services (including, without limitation, corporate support services, loan management services, management services, operational services, risk management services, data management services, consulting services, brokerage services, insurance procurement, placement, brokerage and consulting services, and other services) to portfolio companies of the Company (and portfolio companies of Other Clients) that are referred to the joint venture or business by the Firm. The Firm, the Company and Other Clients and their respective portfolio companies and personnel and related parties of the foregoing may make referrals or introductions to portfolio companies of the Company or Other Clients in an effort, in part, to increase the customer base of such companies or businesses (and therefore the value of the investment held by the Company or Other Client, which would also benefit the Firm financially through its participation in such joint venture or business) or because such referrals or introductions may result in financial benefits, such as additional equity ownership and/or milestones benefitting the referring or introducing party that are tied or related to participation by the portfolio companies of the Company and/or of Other Clients, accruing to the party making the introduction. The Company and the shareholders will not share in any fees, economics, equity or other benefits accruing to the Firm, Other Clients and their portfolio companies as a result of the introduction of the Company and its portfolio companies. Moreover, payments made to the Firm in connection with such arrangements will not reduce the management fee payable to the Adviser. There may, however, be instances in which the applicable arrangements provide that the Company or its portfolio companies share in some or all of any resulting financial incentives (including, in some cases, equity ownership) based on structures and allocation methodologies determined in the sole discretion of the Firm. Conversely, where the Company or one of its portfolio companies is the referring or introducing party, rather than receiving all of the financial incentives (including, in some cases, additional equity ownership) for similar types of referrals and/or introductions, such financial incentives (including, in some cases, equity ownership) may be similarly shared with the participating Other Clients or their respective portfolio companies.

The Firm may also enter into commercial relationships with third party companies, including those in which the Company considered making an investment (but ultimately chose not to pursue). For example, the Firm may

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

enter into an introducer engagement with such company, pursuant to which the Firm introduces the company to unaffiliated third parties (which may include current and former portfolio companies and portfolio companies of Other Clients and/or their respective employees) in exchange for a fee from, or equity interest in, such company. Even though the Firm may benefit financially from this commercial relationship, the Firm will be under no obligation to reimburse the Company for Broken Deal Expenses incurred in connection with its consideration of the prospective investment and such arrangements will not be subject to the management fee payable to the Adviser and otherwise described herein.

Additionally, the Firm or an affiliate thereof will from time to time hold equity or other investments in companies or businesses that provide services to or otherwise contract with portfolio companies. Blackstone and Blackstone Credit have in the past entered (and can be expected in the future to enter) into relationships with companies in the information technology, corporate services and related industries whereby Blackstone acquires an equity or similar interest in such company. In connection with such relationships, Blackstone and/or Blackstone Credit may also make referrals and/or introductions to portfolio companies (which may result in financial incentives (including additional equity ownership) and/or milestones benefitting Blackstone and/or Blackstone Credit that are tied or related to participation by portfolio companies). Such joint venture or business could use data obtained from portfolio companies of the Company and/or portfolio companies of Other Clients. (See “—Data.”) These arrangements may be entered into without the consent or direct involvement of the Company. The Company and the shareholders will not share in any fees or economics accruing to Blackstone and/or Blackstone Credit as a result of these relationships and/or participation by portfolio companies.

With respect to transactions or agreements with portfolio companies (including, for the avoidance of doubt, long-term incentive plans), at times if officers unrelated to the Firm have not yet been appointed to represent a portfolio company, the Firm may negotiate and execute agreements between the Firm and/or the Company on the one hand, and the portfolio company or its affiliates, on the other hand, without arm’s length representation of the portfolio company, which could entail a conflict of interest in relation to efforts to enter into terms that are arm’s length. Among the measures the Firm may use to mitigate such conflicts are to involve outside counsel to review and advise on such agreements and provide insights into commercially reasonable terms, or establish separate groups with information barriers within the Firm to advise on each side of the negotiation.

Related Party Leasing. Subject to applicable law, the Company and its portfolio companies may lease property to or from Blackstone, Other Clients and their portfolio companies and affiliates and other related parties. The leases are generally expected to be at market rates. Blackstone may confirm market rates by reference to other leases it is aware of in the market, which Blackstone expects to be generally indicative of market given the scale of Blackstone’s real estate business. Blackstone will nonetheless have conflicts of interest in making these determinations. There can be no assurance that the Company and its portfolio companies will lease to or from any such related parties on terms as favorable to the Company and its portfolio companies as would apply if the counterparties were unrelated.

Cross-Guarantees and Cross-Collateralization. While Blackstone Credit generally seeks to use reasonable efforts to avoid cross-guarantees and other similar arrangements, a counterparty, lender or other participant in any transaction to be pursued by the Company (other than alternative investment vehicles) and/or the Other Clients may require or prefer facing only one fund entity or group of entities, which may result in any of the Company, such Other Clients, the portfolio companies, such Other Clients’ portfolio companies and/or other vehicles being jointly and severally liable for such applicable obligation (subject to any limitations set forth in the applicable partnership agreements or other governing documents thereof), which in each case may result in the Company, such Other Clients, such portfolio companies, and/or vehicles entering into a back-to-back or other similar reimbursement agreement, subject to applicable law. In such situation, better financing terms may be available through a cross-collateralized arrangement, but it is not expected that any of the Company or such Other Clients or vehicles would be compensated (or provide compensation to the other) for being primarily liable vis-à-vis such third party counterparty. Also, it is expected that cross-collateralization will generally occur at portfolio companies rather than the Company for obligations that are not recourse to the Company except in

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

limited circumstances such as “bad boy” events. Any cross-collateralization arrangements with Other Clients could result in the Company losing its interests in otherwise performing investments due to poorly performing or non-performing investments of Other Clients in the collateral pool.

Similarly, a lender could require that it face only one portfolio company of the Company and Other Clients, even though multiple portfolio companies of the Company and Other Clients benefit from the lending, which will typically result in (i) the portfolio company facing the lender being solely liable with respect to the entire obligation, and therefore being required to contribute amounts in respect of the shortfall attributable to other portfolio companies, and (ii) portfolio companies of the Company and Other Clients being jointly and severally liable for the full amount of the obligation, liable on a cross-collateralized basis or liable for an equity cushion (which cushion amount may vary depending upon the type of financing or refinancing (e.g., cushions for refinancings may be smaller)). The portfolio companies of the Company and Other Clients benefiting from a financing may enter into a back-to-back or other similar reimbursement agreements to ensure no portfolio company bears more than its pro rata portion of the debt and related obligations. It is not expected that the portfolio companies would be compensated (or provide compensation to other portfolio companies) for being primarily liable, or jointly liable, for other portfolio companies pro rata share of any financing.

Joint Venture Partners. The Company will from time to time enter into one or more joint venture arrangements with third party joint venture partners. Investments made with joint venture partners will often involve performance-based compensation and other fees payable to such joint venture partners, as determined by the Adviser in its sole discretion. The joint venture partners could provide services similar to those provided by the Adviser to the Company. Yet, no compensation or fees paid to the joint venture partners would reduce the management fees payable by the Company. Additional conflicts would arise if a joint venture partner is related to the Firm in any way, such as a limited partner investor in, lender to, a shareholder of, or a service provider to the Firm, the Company, Other Clients, or their respective portfolio companies, or any affiliate, personnel, officer or agent of any of the foregoing.

Group Procurement; Discounts. The Company (subject to applicable law) and certain portfolio companies will enter into agreements regarding group procurement (such as CoreTrust, an independent group purchasing organization), benefits management, purchase of title and/or other insurance policies (which may include brokerage and/or placement thereof, and will from time to time be pooled across portfolio companies and discounted due to scale, including through sharing of deductibles and other forms of shared risk retention) from a third party or an affiliate of Blackstone Credit and/or Blackstone, and other operational, administrative or management related initiatives. The Firm will allocate the cost of these various services and products purchased on a group basis among the Company, Other Clients and their portfolio companies. Some of these arrangements result in commissions, discounts, rebates or similar payments to Blackstone Credit and/or Blackstone or their affiliates (including personnel), or Other Clients and their portfolio companies, including as a result of transactions entered into by the Company and its portfolio companies and/or related to a portion of the savings achieved by the portfolio companies. Such commissions or payment will not reduce the management fee. The Firm may also receive consulting or other fees from the parties to these group procurement arrangements. To the extent that a portfolio company of an Other Client is providing such a service, such portfolio company and such Other Client will benefit. Further, the benefits received by a particular portfolio company providing the service may be greater than those received by the Company and its portfolio companies receiving the service. Conflicts exist in the allocation of the costs and benefits of these arrangements, and shareholders rely on the Adviser to handle them in its sole discretion.

Diverse Shareholder Group. The Company’s shareholders are expected to be based in a wide variety of jurisdictions and take a wide variety of forms. The shareholders may have conflicting investment, tax and other interests with respect to their investments in the Company and with respect to the interests of investors in other investment vehicles managed or advised by the Adviser and Blackstone Credit that may participate in the same investments as the Company. The conflicting interests of individual shareholders with respect to other shareholders and relative to investors in other investment vehicles would generally relate to or arise from, among

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

other things, the nature of investments made by the Company and such other partnerships, the structuring or the acquisition of investments and the timing of disposition of investments. As a consequence, conflicts of interest may arise in connection with the decisions made by the Adviser or Blackstone Credit, including with respect to the nature or structuring of investments that may be more beneficial for one investor than for another investor, especially with respect to investors’ individual tax situations. In addition, the Company may make investments that may have a negative impact on related investments made by the shareholders in separate transactions. In selecting and structuring investments appropriate for the Company, the Adviser or Blackstone Credit will consider the investment and tax objectives of the Company and the shareholders (and those of investors in other investment vehicles managed or advised by the Adviser or Blackstone Credit) as a whole, not the investment, tax or other objectives of any Shareholder individually.

In addition, certain shareholders also may be investors in Other Clients, including supplemental capital vehicles and co-investment vehicles that may invest alongside the Company in one or more investments, consistent with applicable law and/or any applicable SEC-granted order. Shareholders also may include affiliates of the Firm, such as Other Clients, affiliates of portfolio companies of the Company or Other Clients, charities, foundations or other entities or programs associated with Firm personnel and/or current or former Firm employees, the Firm’s senior advisors and/or operating partners and any affiliates, funds or persons may also invest in the Company through the vehicles established in connection with the Firm’s side-by-side co-investment rights, subject to applicable law, in each case, without being subject to management fees, and shareholders will not be afforded the benefits of such arrangements. Some of the foregoing Firm related parties are sponsors of feeder vehicles that could invest in the Company as shareholders. The Firm related sponsors of feeder vehicles generally charge their investors additional fees, including performance based fees, which could provide the Firm current income and increase the value of its ownership position in them. The Firm will therefore have incentives to refer potential investors to these feeder vehicles. All of these Firm related shareholders will have equivalent rights to vote and withhold consents as nonrelated shareholders. Nonetheless, the Firm may have the ability to influence, directly or indirectly, these Firm related shareholders.

It is also possible that the Company or its portfolio companies will be a counterparty (such counterparties dealt with on an arm’s-length basis) or participant in agreements, transactions or other arrangements with a shareholder or an affiliate of a shareholder. Such transactions may include agreements to pay performance fees to operating partners, a management team and other related persons in connection with the Company’s investment therein, which will reduce the Company’s returns. Such shareholders described in the previous sentences may therefore have different information about the Firm and the Company than shareholders not similarly positioned. In addition, conflicts of interest may arise in dealing with any such shareholders, and the Adviser and its affiliates may not be motivated to act solely in accordance with its interests relating to the Company. Similar information disparity may occur as a result of shareholders monitoring their investments in vehicles such as the Company differently. For example, certain shareholders may periodically request from the Adviser information regarding the Company, its investments and/or portfolio companies that is not otherwise set forth in (or has yet to be set forth) in the reporting and other information required to be delivered to all shareholders. In such circumstances, the Adviser may provide such information to such shareholders, subject to applicable law and regulations. Unless required by applicable law, the Adviser will not be obligated to affirmatively provide such information to all shareholders (although the Adviser will generally provide the same information upon request and treat shareholders equally in that regard). As a result, certain shareholders may have more information about the Company than other shareholders, and, unless required by applicable law, the Adviser will have no duty to ensure all shareholders seek, obtain or process the same information regarding the Company, its investments and/or portfolio companies. Therefore, certain shareholders may be able to take actions on the basis of such information which, in the absence of such information, other shareholders do not take. Furthermore, at certain times the Firm may be restricted from disclosing to the shareholders material non-public information regarding any assets in which the Company invests, particularly those investments in which an Other Client or portfolio company that is publicly registered co-invests with the Company. In addition, investment banks or other financial institutions, as well as Firm personnel, may also be shareholders. These institutions and personnel are a potential source of information and ideas that could benefit the Company, and may receive information about the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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Company and its portfolio companies in their capacity as a service provider or vendor to the Company and its portfolio companies.

Possible Future Activities. The Firm and its affiliates may expand the range of services that it provides over time. Except as provided herein, the Firm and its affiliates will not be restricted in the scope of its business or in the performance of any such services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. The Firm and its affiliates have, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with clients who may hold or may have held investments similar to those intended to be made by the Company. These clients may themselves represent appropriate investment opportunities for the Company or may compete with the Company for investment opportunities.

Restrictions Arising under the Securities Laws. The Firm’s activities and the activities of Other Clients (including the holding of securities positions or having one of its employees on the board of directors of a portfolio company) could result in securities law restrictions on transactions in securities held by the Company, affect the prices of such securities or the ability of such entities to purchase, retain or dispose of such investments, or otherwise create conflicts of interest, any of which could have an adverse impact on the performance of the Company and thus the return to the shareholders.

The 1940 Act may limit the Company’s ability to undertake certain transactions with or alongside its affiliates that are registered under the 1940 Act. As a result of these restrictions, the Company may be prohibited from executing “joint” transactions with the Company’s 1940 Act registered affiliates, which could include investments in the same portfolio company (whether at the same or different times) or buying investments from, or selling them to, Other Clients. These limitations may limit the scope of investment opportunities that would otherwise be available to the Company.

We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Shareholders’ Outside Activities. A shareholder shall be entitled to and may have business interests and engage in activities in addition to those relating to the Company, including business interests and activities in direct competition with the Company and its portfolio companies, and may engage in transactions with, and provide services to, the Company or its portfolio companies (which may include providing leverage or other financing to the Company or its portfolio companies as determined by the Adviser in its sole discretion). None of the Company, any shareholder or any other person shall have any rights by virtue of the Company’s operative documents in any business ventures of any shareholder. The shareholder, and in certain cases the Adviser, will have conflicting loyalties in these situations.

Insurance. The Adviser will cause the Company to purchase, and/or bear premiums, fees, costs and expenses (including any expenses or fees of insurance brokers) for insurance to insure the Company and the Board of Trustees against liability in connection with the activities of the Company. This includes a portion of any premiums, fees, costs and expenses for one or more “umbrella,” group or other insurance policies maintained by the Firm that cover the Company and one or more of the Other Clients, the Adviser, Blackstone Credit and/or Blackstone (including their respective directors, officers, employees, agents, representatives, independent client representative (if any) and other indemnified parties). The Adviser will make judgments about the allocation of premiums, fees, costs and expenses for such “umbrella,” group or other insurance policies among the Company, one or more Other Clients, the Adviser, Blackstone Credit and/or Blackstone on a fair and reasonable basis, subject to approval by the Board of Trustees.

Additional Potential Conflicts of Interest. The officers, directors, members, managers, employees and

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

personnel of the Adviser may trade in securities for their own accounts, subject to restrictions and reporting requirements as may be required by law or the Firm’s policies, or otherwise determined from time to time by the Adviser. In addition, certain Other Clients may be subject to the 1940 Act or other regulations that, due to the role of the Firm, could restrict the ability of the Company to buy investments from, to sell investments to or to invest in the same securities as, such Other Clients. Such regulations may have the effect of limiting the investment opportunities available to the Company. In addition, as a consequence of Blackstone’s status as a public company, the officers, directors, members, managers and personnel of the Adviser may take into account certain considerations and other factors in connection with the management of the business and affairs of the Company and its affiliates that would not necessarily be taken into account if Blackstone were not a public company. The directors of Blackstone have fiduciary duties to shareholders of the public company that may conflict with their duties to the Company. Finally, although the Firm believes its positive reputation in the marketplace provides benefit to the Company and Other Clients, the Adviser could decline to undertake investment activity or transact with a counterparty on behalf of the Company for reputational reasons, and this decision could result in the Company foregoing a profit or suffering a loss.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about Blackstone Secured Lending Fund (together with its consolidated subsidiaries, the “Company,” “we” or “our”), our current and prospective portfolio investments, our industry, our beliefs and opinions, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	our future operating results;

•	our business prospects and the prospects of the companies in which we may invest, including our and their ability to achieve our respective objectives as a result of the COVID-19 pandemic;

•	the impact of the investments that we expect to make;

•	general economic and political trends and other external factors, including the current COVID-19 pandemic;

•	the ability of our portfolio companies to achieve their objectives;

•	our current and expected financing arrangements and investments;

•	changes in the general interest rate environment

•	the adequacy of our cash resources, financing sources and working capital;

•	the timing and amount of cash flows, distributions and dividends, if any, from our portfolio companies;

•	our contractual arrangements and relationships with third parties;

•	actual and potential conflicts of interest with the Adviser or any of its affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we may invest;

•	our use of financial leverage;

•	the ability of the Adviser to source suitable investments for us and to monitor and administer our investments;

•	the ability of the Adviser or its affiliates to attract and retain highly talented professionals;

•	our ability to maintain our qualification as a regulated investment company and as a BDC;

•	the impact on our business of U.S. and international financial reform legislation, rules and regulations;

•	the effect of changes to tax legislation and our tax position; and

•	the tax status of the enterprises in which we may invest.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These forward-looking statements apply only as of the date of this prospectus. Moreover, we assume no duty and do not undertake to update the forward-looking statements, except as required by applicable law. Because we are an investment company, the forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering will be approximately $                , based on an offering price of $                 per share (the mid-point range of the estimated initial public offering price range), after deducting the underwriting discounts and commissions paid by us and estimated offering expenses of approximately $                 payable by us. Such estimate is subject to change and no assurances can be given that actual expenses will not exceed such amount.

We intend to use the net proceeds from this offering to pay down some or all of our existing indebtedness outstanding under the Revolving Credit Facility and/or the SPV Financing Facilities. As of March 31, 2021, the amount of indebtedness outstanding under the Revolving Credit Facility and each of the SPV Financing Facilities were as follows:

•	Revolving Credit Facility[1]: approximately $294.1 million,

•	Jackson Hole Funding Facility[2]: approximately $377.6 million,

•	Breckenridge Funding Facility[3]: approximately $453.280 million, and

•	Big Sky Funding Facility[4]: approximately $243.7 million.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Borrowings” and “Senior Securities” for further information.

We intend to use any remaining proceeds to make investments in accordance with our investment objectives and strategies and for general corporate purposes.

Affiliates of                are lenders under the                 and affiliates of                are lenders under the                . Accordingly, affiliates of certain of the underwriters may receive more than 5% of the proceeds of this offering to the extent the proceeds are used to pay down outstanding indebtedness under the                and the                 .

[1]

The Revolving Credit Facility has a maturity date of December 10, 2022. Loans under the Revolving Credit Facility currently bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the “alternate base rate” (which is the greatest of (a) the prime rate as publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5%, and (c) one month LIBOR plus 1% per annum) plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 0.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.875%, and (y) for loans for which the Company elects the Eurocurrency option, the applicable LIBO Rate for the related Interest Period for such Borrowing plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 1.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.875%.

[2]

The Jackson Hole Funding Facility has a maturity date of May 15, 2023 and currently bears interest at a per annum rate equal to the three-month LIBOR in effect, plus the applicable margin of 2.375% per annum.

[3]

The Breckenridge Funding Facility has a maturity date of December 21, 2023 and currently bears interest at a per annum rate equal to the three-month LIBOR (or other Base Rate) in effect, plus an applicable margin of 1.75%, 2.00% or 2.22% per annum, as applicable.

[4]

The Big Sky Funding Facility has a maturity date of December 10, 2022 and currently bears interest at a per annum rate equal to the one-month or three-month LIBOR in effect, plus the applicable margin of 1.60% per annum.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

DISTRIBUTIONS

The Company elected to be treated as a BDC under the 1940 Act. The Company also elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and quarterly asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on any undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of:

•	98% of its ordinary income for the calendar year;

•	98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year; and

•	100% of any undistributed income from prior years.

For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed. We have previously incurred, and may incur in the future, excise tax on a portion of our income and gains. While we intend to distribute income and capital gains to minimize exposure to the 4% excise tax, we may not be able to, or may not choose to, distribute amounts sufficient to avoid the imposition of the tax entirely. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

Distributions

On                , our Board declared a distribution of $    per share, for shareholders of record on    payable on or before                . This distribution is only payable if this offering has commenced on or before                . Shares offered in this prospectus will be entitled to receive this distribution.

The following table summarizes our distributions declared and payable since January 1, 2019 (dollars in thousands except per share amounts):

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
January 22, 2019	January 23, 2019	May 15, 2019	$0.1239	$1,192
February 28, 2019	March 27, 2019	May 15, 2019	0.3536	5,406
March 26, 2019	March 31, 2019	May 15, 2019	0.0225	565
June 26, 2019	June 26, 2019	August 14, 2019	0.4780	12,010
June 26, 2019	June 30, 2019	August 14, 2019	0.0220	827
August 8, 2019	August 8, 2019	November 14, 2019	0.2120	7,967
September 24, 2019	September 24, 2019	November 14, 2019	0.2554	9,973
September 24, 2019	September 30, 2019	November 14, 2019	0.0326	1,752
December 13, 2019	December 15, 2019	January 30, 2020	0.4130	22,226
December 16, 2019	December 31, 2019	January 30, 2020	0.0870	5,593
January 29, 2020	January 29, 2020	May 15, 2020	0.1593	10,241
February 26, 2020	March 31, 2020	May 15, 2020	0.3407	27,688
April 7, 2020	April 7, 2020	August 14, 2020	0.0385	3,129
June 29, 2020	June 30, 2020	August 14, 2020	0.4615	44,454
July 14, 2020	July 14, 2020	November 13, 2020	0.0761	7,330
July 27, 2020	July 27, 2020	November 13, 2020	0.0707	7,185
August 26, 2020	September 30, 2020	November 13, 2020	0.3532	36,021
November 5, 2020	November 5, 2020	January 29, 2021	0.1957	19,958
December 14, 2020	December 14, 2020	January 29, 2021	0.2120	22,654
December 14, 2020	December 14, 2020	January 29, 2021	0.3000	32,057	(1)
December 14, 2020	December 31, 2020	January 29, 2021	0.0923	11,968
February 24, 2021	March 31, 2021	May 14, 2021	0.5000	65,052

Total distributions			$4.80	$290,196

(1)	Represents a special distribution

Pursuant to our dividend reinvestment plan, the following table summarizes the amounts received and shares issued to shareholders who have not opted out of our dividend reinvestment plan since January 1, 2020 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 30, 2020	$2,882	112,302
May 15, 2020	4,244	194,694
August 14, 2020	5,437	229,591
November 13, 2020	6,182	248,194
January 29, 2021	11,179	443,639

Total	$29,924	1,228,420

All of the dividends disclosed above were derived from ordinary income, determined on a tax basis.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

CAPITALIZATION

The following table sets forth:

•	the actual consolidated capitalization of the Company at March 31, 2021;

•

the consolidated capitalization of the Company at March 31, 2021 as adjusted for the effect of approximately $                 million net investments funded, at cost, and drawdowns on our debt facilities to fund investments from                 through                  , the dividend reinvestment pursuant to the dividend payable on or before May 15, 2021, and the capital call drawdown notice issued on                 , 2021 with the proceeds used to repay outstanding debt; and

•

the consolidated capitalization of the Company at March 31, 2021, on a pro forma as adjusted basis to reflect the assumed sale of $                 of our common shares in this offering (assuming no exercise of the underwriters’ option to purchase additional shares) at an assumed public offering price of $                 per share (the mid-point range of the estimated initial public offering price range) after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $                 million payable by us and application of the net proceeds as discussed in more detail under “Use of Proceeds”.

You should read this table together with “Use of Proceeds” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

($ in thousands, except per share amounts)	March 31, 2021	As Adjusted(1)(2)(3)(4)			As Adjusted for this Offering
Assets
Total investments at fair value	$6,105,364	$	[	•]	$	[	•]
Cash	291,724		[	•]		[	•]
Interest receivable	23,927		[	•]		[	•]
Deferred financing costs	6,523
Receivable for investments sold	76,462		[	•]		[	•]
Subscription receivable	24
Other assets	365		[	•]		[	•]
Total Assets	$6,504,389	$	[	•]	$	[	•]
Liabilities
Total Debt (net of unamortized debt issuance costs of $22,253)	$2,946,162	$	[	•]	$	[	•]
Payable for investments purchased	112,234
Due to affiliates	3,714
Management fee payable	11,677		[	•]		[	•]
Income based incentive fee payable	14,347
Capital gains incentive fee payable	6,454
Interest payable	18,894
Distribution payable	65,052		[	•]		[	•]
Accrued expenses and other liabilities	152		[	•]		[	•]
Total Liabilities	$3,178,686	$	[	•]	$	[	•]
Net Assets
Common shares $0.01 par value, unlimited shares authorized; 130,105,225 shares issued and outstanding, actual; [•] shares issued and outstanding, as adjusted(3)(4), [•] shares issued and outstanding, as adjusted for this offering	$130	$	[	•]	$	[	•]

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

($ in thousands, except per share amounts)	March 31, 2021	As Adjusted(1)(2)(3)(4)			As Adjusted for this Offering
Additional paid-in-capital	3,243,741		[	•]		[	•]
Total distributable earnings (losses)	81,832		[	•]		[	•]
Total Net Assets	$3,325,703	$	[	•]	$	[	•]
Total Liabilities and Net Assets	$6,504,389	$	[	•]	$	[	•]
Net Asset Value Per Share	$25.56	$	[	•]	$	[	•]

(1)

Includes the effect of approximately $                 million net investments funded and drawdowns on our debt facilities to fund investments from                  through                 ; does not include pipeline investments that may occur subsequent to                 but prior to this offering.

(2)	Adjusted for the issuance of and use of proceeds from the Notes and the Transaction subsequent to March 31, 2021.
(3)	Adjusted for capital call drawdown notice issued on of $ , at a per share amount of $ , with the proceeds used to repay outstanding debt.
(4)	Adjusted for the dividend reinvestment payable on or before .

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per common share of our beneficial interest and the pro forma net asset value per common share of our beneficial interest immediately after the completion of this offering. The net asset value per share is determined by dividing the value of (a) total assets minus liabilities by (b) the total number of shares outstanding.

Our net asset value as of March 31, 2021 was approximately $3.3 billion, or $25.56 per share.

After giving effect to approximately $                 million net investments funded and the dividend reinvestment payable on or before May 15, 2021, our net asset value would have been approximately $                , or $                 per share.

After giving effect to the sale of shares to be sold in this offering at the initial public offering price of $    per share (the mid-point range of the estimated initial public offering price range), the deduction of underwriting discounts and estimated expenses of this offering payable by us, and the application of the net proceeds as discussed in more detail under “Use of Proceeds,” our net asset value would have been approximately $                , or $                per share. That net asset value represents an immediate dilution of $                 per share, or                %, to new investors who purchase our common shares in the offering at the initial public offering price. The foregoing assumes no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, the immediate dilution to shares sold in this offering would still be $                 per share

The following table illustrates the dilution to the shares on a per share basis (without exercise of the underwriters option to purchase additional amounts of our common shares):

Assumed initial public offering price per share (the mid-point range of the estimated initial public offering price range)	$
March 31, 2021 net asset value per share	$
Increase subsequent to March 31, 2021(1)(2)(3)	$
As adjusted net asset value per share(1)(2)(3)	$
Decrease attributable to this offering	$
As-adjusted net asset value per share immediately after this offering	$
Dilution per share to new shareholders (without exercise of the underwriters’ option to purchase additional amounts of our common shares)	$

The following table sets forth information with respect to the shares prior to and following this offering:

	Shares		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Common shares of beneficial interest outstanding		%	$	%	$
Common shares of beneficial interest to be sold in this offering		%	$	%	$
Total		100.0%	$	100.0%

The as-adjusted net asset value upon completion of this offering is calculated as follows:

Numerator
NAV as adjusted through (1)(2)(3)	$
Assumed proceeds from this offering (after deduction of sales load and offering expenses payable by us)	$
NAV upon completion of this offering	$

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Denominator
Common shares of beneficial interest outstanding
Common shares of beneficial interest included in this offering
Total shares outstanding upon completion of this offering

(1)	Includes the effect of approximately $ million net investments funded; does not include pipeline investments that may occur subsequent to but prior to this offering.
(2)	Adjusted for capital call drawdown notice issued on of $ , at a per share amount of $ , with the proceeds used to repay outstanding debt.
(3)	Adjusted for the dividend reinvestment payable on or before May 15, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with “Financial Highlights” and our financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements, which relate to future events or the future performance or financial condition of Blackstone Secured Lending Fund and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.

Overview and Investment Framework

We are a Delaware statutory trust structured as a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for U.S. federal income tax purposes, we have elected to be treated, and intend to qualify annually, as a RIC under the Code. We are managed by our Adviser. The Administrator will provide the administrative services necessary for us to operate.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments (including investments that are secured by equity interests) and our portfolio is composed primarily of first lien senior secured and unitranche loans (including first out/last out loans). To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. We do not currently focus on investments in issuers that are distressed or in need of rescue financing.

We commenced our loan origination and investment activities contemporaneously with the Initial Drawdown on November 20, 2018. The proceeds from the Initial Drawdown and availability under our credit facilities provided us with the necessary seed capital to commence operations.

Key Components of Our Results of Operations

Investments

We focus primarily on loans and securities, including syndicated loans, of private U.S. companies, specifically small and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns.

Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to middle market companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.

Revenues

We generate revenues in the form of interest income from the debt securities we hold and dividends and capital appreciation on either direct equity investments or equity interests obtained in connection with originating loans, such as options, warrants or conversion rights. Our debt investments typically have a term of five to eight years and bear interest at floating rates on the basis of a benchmark such as LIBOR. In some instances, we receive payments on our debt investments based on scheduled amortization of the outstanding balances. In

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

addition, we may receive repayments of some of our debt investments prior to their scheduled maturity date. The frequency or volume of these repayments fluctuates significantly from period to period. Our portfolio activity also reflects the proceeds of sales of securities. In some cases, our investments may provide for deferred interest payments or PIK interest. The principal amount of loans and any accrued but unpaid interest generally become due at the maturity date.

In addition, we generate revenue in the form of commitment, loan origination, structuring or diligence fees, fees for providing managerial assistance to our portfolio companies, and possibly consulting fees.

Expenses

Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, and the routine overhead expenses, of such personnel allocable to such services, will be provided and paid for by the Adviser. We bear all other costs and expenses of our operations, administration and transactions, including, but not limited to (a) investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Advisory Agreement; (b) our allocable portion of compensation, overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) our chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for us; and (iii) any internal audit group personnel of Blackstone or any of its affiliates; and (c) all other expenses of our operations, administrations and transactions.

With respect to costs incurred in connection with the Company’s organization and offering costs, if actual organization and offering costs incurred exceed 0.10% of our total Capital Commitments, the Adviser or its affiliates will bear the excess costs. To the extent our Capital Commitments later increase, the Adviser or its affiliates may be reimbursed for past payments of excess organization and offering costs made on our behalf provided that the total organization and offering costs borne by us do not exceed 0.10% of total Capital Commitments and provided further that the Adviser or its affiliates may not be reimbursed for payment of excess organization and offering expenses that were incurred more than three years prior to the proposed reimbursement. Any sales load, platform fees, servicing fees or similar fees or expenses charged directly to an investor in our Private Offering by a placement agent or similar party will not be considered organization or offering expenses of the Company for purposes of our cap on organization and offering expenses.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. In this regard, the Administrator has waived the right to be reimbursed for rent and related occupancy costs. However, the Administrator may seek reimbursement for such costs in future periods. All of the foregoing expenses will ultimately be borne by our shareholders, subject to the cap on organization and offering expenses described above.

Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by us will be reasonably allocated to the Company on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator in accordance with policies adopted by the Board.

On December 12, 2018, we entered into an Expense Support Agreement with the Adviser. The Expense Support Agreement provides that, at such times as the Adviser determines, the Adviser may pay certain Expense Payments of the Company, provided that no portion of the payment will be used to pay any of our interest expense. Such Expense Payment must be made in any combination of cash or other immediately available funds

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from us to the Adviser or its affiliates. Following any calendar quarter in which Available Operating Funds (as defined in the Expense Support Agreement) exceed Excess Operating Funds, we shall pay Reimbursement Payments to the Adviser until such time as all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter have been reimbursed. The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by us to the Adviser. The Expense Support Agreement provides additional restrictions on the amount of each Reimbursement Payment for any calendar quarter. The Adviser may waive its right to receive all or a portion of any Reimbursement Payment in any particular calendar quarter, so that such Reimbursement Payment may be reimbursable in a future calendar quarter. As of March 31, 2021 there were no unreimbursed Expense Payments remaining.

Portfolio and Investment Activity

For the three months ended March 31, 2021, we acquired $1,220.4 million aggregate principal amount of investments (including $231.2 million of unfunded commitments), $1,136.3 million of which was first lien debt, $31.3 million of which was second lien debt, $20.9 million of which was unsecured debt and $31.9 million of which was equity.

For the three months ended March 31, 2020, we acquired $1,070.6 million aggregate principal amount (including equity amounts which are aggregate cost) of investments (including $89.8 million of unfunded commitments), $1,068.5 million of which was first lien debt and $2.1 million of which was equity.

Our investment activity is presented below (information presented herein is at amortized cost unless otherwise indicated) (dollar amounts in thousands):

	As of and for the three months ended March 31,
	2021	2020
Investments:
Total investments, beginning of period	$5,575,482	$3,067,767
New investments purchased	1,098,994	1,025,539
Net accretion of discount on investments	21,143	6,188
Net realized gain (loss) on investments	4,634	699
Investments sold or repaid	(637,037)	(130,149)

Total investments, end of period	$6,063,216	$3,970,044

Amount of investments funded at principal:
First lien debt investments	$1,070,714	$1,059,701
Second lien debt investments	28,995	—
Unsecured debt	20,942	—
Equity investments	31,870	2,138

Total	$1,152,521	$1,061,839

Proceeds from investments sold or repaid:
First lien debt investments	$(590,883)	$(129,244)
Second lien debt investments	(32,998)	(905)
Unsecured debt	(13,156)	—
Equity investments	—	—

Total	$(637,037)	$(130,149)

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

	As of and for the three months ended March 31,
	2021	2020
Number of portfolio companies	89	80
Weighted average yield on debt and income producing investments, at cost(1)(2)	7.65%	8.04%
Weighted average yield on debt and income producing investments, at fair value(1)(2)	7.60%	8.78%
Percentage of debt investments bearing a floating rate	99.9%	100.0%
Percentage of debt investments bearing a fixed rate	0.1%	—%

(1)

Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2)

As of March 31, 2021 and 2020, the weighted average total portfolio yield at cost was 7.57% and 8.01%, respectively. The weighted average total portfolio yield at fair value was 7.52% and 8.74%, respectively.

Our investments consisted of the following (dollar amounts in thousands):

	March 31, 2021			December 31, 2020
	Cost	Fair Value	% of Total Investments at Fair Value	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$5,956,489	$5,996,005	98.21%	$5,493,561	$5,502,899	98.51%
Second lien debt	40,268	41,732	0.68	48,979	50,199	0.90
Unsecured debt	7,873	7,735	0.13	—	—	—
Equity investments	58,586	59,892	0.98	32,942	32,844	0.59

Total	$6,063,216	$6,105,364	100.00%	$5,575,482	$5,585,942	100.00%

As of March 31, 2021 and December 31, 2020, no loans in the portfolio were on non-accrual status.

As of March 31, 2021 and December 31, 2020, on a fair value basis, approximately 99.9% and 100.0%, respectively, of our performing debt investments bore interest at a floating rate and approximately 0.1% and 0.0%, respectively, of our performing debt investments bore interest at a fixed rate.

For the year ended December 31, 2020, we acquired $4,912.8 million aggregate principal amount of investments (including $580.2 million of unfunded commitments), $4,729.6 million of which was first lien debt, $35.4 million of which was second lien debt, $129.9 million of which was unsecured debt and $17.9 million of which was equity.

For the year ended December 31, 2019, we acquired $3,298.8 million aggregate principal amount of investments (including $173.0 million of unfunded commitments), $3,243.2 million of which was first lien debt, $42.1 million of which was second lien debt and $13.5 million of which was equity.

For the year ended December 31, 2018, we acquired $616.9 million aggregate principal amount of investments (including $54.7 million of unfunded commitments), $610.5 million of which was first lien debt and $6.4 million of which was second lien debt.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Our investment activity is presented below (information presented herein is at amortized cost unless otherwise indicated) (dollar amounts in thousands):

	For the Year Ended December 31,
	2020	2019	2018
Investments:
Total investments, beginning of period	$3,067,767	$548,753	$—
New investments purchased	4,536,541	3,078,070	549,058
Net accretion of discount on investments	50,058	9,812	127
Net realized gain (loss) on investments	(4,378)	3,962	—
Investments sold or repaid	(2,074,506)	(572,830)	(432)

Total investments, end of period	$5,575,482	$3,067,767	$548,753

Amount of investments funded at principal:
First lien debt investments	$4,436,388	$3,104,807	$555,449
Second lien debt investments	35,352	42,083	6,381
Unsecured debt	129,933	—	—
Equity	17,852	13,487	—

Total	$4,619,525	$3,160,377	$561,830

Proceeds from investments sold or repaid:
First lien debt investments	$(1,923,689)	$(558,149)	$(432)
Second lien debt investments	(18,473)	(14,681)	—
Unsecured debt	(131,629)	—	—
Equity	(715)	—	—

Total	$(2,074,506)	$(572,830)	$(432)

Number of portfolio companies	81	56	61
Weighted average yield on debt and income producing investments, at amortized cost(1)(2)	7.70%	8.64%	8.70%
Weighted average yield on debt and income producing investments, at fair value(1)(2)	7.68%	8.57%	8.76%
Percentage of debt investments bearing a floating rate	100%	100%	100%
Percentage of debt investments bearing a fixed rate	—%	—%	—%

(1)

Computed as (a) the annual stated interest rate or yield plus the annual accretion of discounts or less the annual amortization of premiums, as applicable, on accruing debt included in such securities, divided by (b) total debt investments (at fair value or cost, as applicable) included in such securities. Actual yields earned over the life of each investment could differ materially from the yields presented above.

(2)

As of December 31, 2020, 2019 and 2018, the weighted average total portfolio yield at cost was 7.65%, 8.60% and 8.70%, respectively. The weighted average total portfolio yield at fair value was 7.64%, 8.53% and 8.76%, respectively.

Our investments consisted of the following (dollar amounts in thousands):

	December 31, 2020			December 31, 2019
	Cost	Fair Value	% of Total Investments at Fair Value	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$5,493,561	$5,502,899	98.51%	$3,021,498	$3,046,101	98.50%
Second lien debt	48,979	50,199	0.90	32,782	32,419	1.05
Equity	32,942	32,844	0.59	13,487	13,920	0.45

Total	$5,575,482	$5,585,942	100.00%	$3,067,767	$3,092,440	100.00%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

As of December 31, 2020 and December 31, 2019, no loans in the portfolio were on non-accrual status.

Results of Operations

The following table represents our operating results (dollar amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Total investment income	$130,710	$80,195
Net expenses	55,073	29,419

Net investment income before excise tax	75,637	50,776
Excise tax expense	(282)	104

Net investment income after excise tax	75,919	50,672
Net unrealized appreciation (depreciation)	32,052	(358,827)
Net realized gain (loss)	3,796	695

Net increase (decrease) in net assets resulting from operations	$111,767	$(307,460)

	For The Year Ended December 31,
	2020	2019	2018
Total investment income	$389,641	$148,048	$3,174
Net expenses	149,543	73,729	1,835

Net investment income before excise tax	240,098	74,319	1,339
Excise tax expense	517	465	52

Net investment income after excise tax	239,581	73,854	1,287
Net unrealized appreciation (depreciation)	(16,582)	28,329	(3,650)
Net realized gain (loss)	(4,361)	4,023	(581)

Net increase (decrease) in net assets resulting from operations	$218,638	$106,206	$(2,944)

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors, including acquisitions, the level of new investment commitments, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio. As a result, comparisons may not be meaningful.

Investment Income

Investment income was as follows (dollar amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Interest income	$127,950	$77,591
Payment-in-kind interest income	1,917	2,602
Fee income	843	2

Total investment income	$130,710	$80,195

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

	For The Year Ended December 31,
	2020	2019	2018
Interest income	$381,797	$146,380	$3,174
Payment-in-kind interest income	7,119	988	—
Fee income	725	680	—

Total investment income	$389,641	$148,048	$3,174

Total investment income increased to $130.7 million for the three months ended March 31, 2021 from $80.2 million for the same period in the prior year primarily driven by our deployment of capital and the increased balance of our investments partially offset by lower weighted average yield on our investments. The size of our investment portfolio at fair value increased to $6,105.4 million at March 31, 2021 from $3,635.3 million at March 31, 2020. Additionally, for the three months ended March 31, 2021, we accrued $18.4 million of non-recurring income (e.g. prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts and ticking fees) as compared to $3.1 million for the same period in the prior year.

Total investment income increased to $389.6 million for the year ended December 31, 2020 from $148.0 million in the prior year primarily driven by our deployment of capital and the increased balance of our investments, higher level of prepayment related income, partially offset by lower weighted average yield on our investments. The size of our investment portfolio at fair value increased to $5,585.9 million at December 31, 2020 from $3,092.4 million at December 31, 2019. Additionally, for the year ended December 31, 2020, we accrued $48.9 million of non-recurring income (e.g. prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts and ticking fees) as compared to $3.7 million in the prior year.

Total investment income increased to $148.0 million for the year ended December 31, 2019 from $3.2 million in the prior year primarily driven by our deployment of capital, increased balance of our investments and a full year of operations as compared to the partial period in the prior year. The size of our investment portfolio at fair value increased to $3,092.4 million at December 31, 2019 from $545.3 million at December 31, 2018. Additionally, for the year ended December 31, 2019, we accrued $3.7 million of non-recurring income (e.g. prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts and ticking fees) as compared to $0.0 million in the prior year.

If the COVID-19 pandemic continues, it could cause operational and/or liquidity issues at our portfolio companies which could restrict their ability to make cash interest payments. Additionally, we may experience full or partial losses on our investments which may ultimately reduce our investment income in future periods.

Expenses

Expenses were as follows (dollar amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Interest expense	$21,146	$16,071
Management fees	11,677	6,537
Income based incentive fee	14,347	8,268
Capital gains incentive fee	5,377	(4,218)
Professional fees	586	526
Board of Trustees’ fees	131	115
Administrative service expenses	492	583
Other general and administrative	1,317	830
Amortization of offering costs	—	307

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

	Three Months Ended March 31,
	2021	2020
Excise tax expense	(282)	104

Total expenses (including excise tax expense)	54,791	29,123
Recoupment of expense support	—	400

Net expenses (including excise tax expense)	$54,791	$29,523

	For The Year Ended December 31,
	2020	2019	2018
Interest expense	$65,949	$35,431	$1,351
Management fees	32,874	12,635	309
Income based incentive fee	41,983	13,818	—
Capital gains incentive fee	(3,141)	4,218	—
Professional fees	1,999	1,338	212
Board of Trustees’ fees	467	430	177
Administrative service fees	2,271	1,506	362
Other general and administrative	4,166	3,033	333
Organization costs	—	—	670
Amortization of offering costs	1,509	1,090	117
Excise tax expense	517	465	52

Total expenses (including excise tax expense)	148,594	73,964	3,583
Expense support	—	(570)	(1,696)
Recoupment of expense support	1,466	800	—

Net expenses (including excise tax expense)	$150,060	$74,194	$1,887

Interest Expense

Total interest expense (including unused fees and other debt financing expenses), increased to $21.1 million for the three months ended March 31, 2021 from $16.1 million for the same period in the prior year primarily driven by increased borrowings under our credit facilities and our unsecured bond issuances. The average principal debt outstanding increased to $2,680.7 million for the three months ended March 31, 2021 from $1,623.8 million for the same period in the prior year, partially offset by a decrease in our weighted average interest rate to 3.05% for the three months ended March 31, 2021 from 3.82% for the same period in the prior year.

Total interest expense (including unused fees and other debt financing expenses), increased to $65.9 million for the year ended December 31, 2020 from $35.4 million in the prior year primarily driven by increased borrowings under our credit facilities and our unsecured bond issuances. The average principal debt outstanding increased to $1,902.7 million for the year ended December 31, 2020 from $776.6 million in the prior year, partially offset by a decrease in our weighted average interest rate to 3.26% for the year ended December 31, 2020 from 4.36% in the prior year.

Total interest expense (including unused fees and other debt financing expenses), increased to $35.4 million for the year ended December 31, 2019 from $1.4 million in the prior year primarily driven by increased borrowings under our credit facilities related to increased deployment of capital for investments and a full year of operations as compared to a partial period in the prior year. The average principal debt outstanding increased to $776.6 million for the year ended December 31, 2019 from $162.0 million in the prior year, partially offset by a decrease in our weighted average interest rate to 4.36% for the year ended December 31, 2019 from 5.42% in the prior year.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Management Fees

Management fees increased to $11.7 million for the three months ended March 31, 2021 from $6.5 million for the same period in the prior year primarily due to an increase in gross assets. Our total gross assets increased to $6,504.4 million at March 31, 2021 from $3,782.5 million at March 31, 2020.

Management fees increased to $32.9 million for the year ended December 31, 2020 from $12.6 million in the prior year primarily due to an increase in gross assets. Our total gross assets increased to $5,950.9 million at December 31, 2020 from $3,190.1 million at December 31, 2019.

Management fees increased to $12.6 million for the year ended December 31, 2019 from $0.3 million in the prior year primarily due to an increase in gross assets. Our total gross assets increased to $3,190.1 million at December 31, 2019 from $574.7 million at December 31, 2018.

Income Based Incentive Fees

Income based incentive fees increased to $14.3 million for the three months ended March 31, 2021 from $8.3 million for the same period in the prior year primarily due to our deployment of capital. Pre-incentive fee net investment income increased to $95.6 million for the three months ended March 31, 2021 from $55.1 million for the same period in the prior year.

Income based incentive fees increased to $42.0 million for the year ended December 31, 2020 from $13.8 million in the prior year primarily due to our deployment of capital. Pre-incentive fee net investment income increased to $279.9 million for the year ended December 31, 2020 from $92.1 million in the prior year.

Income based incentive fees increased to $13.8 million for the year ended December 31, 2019 from $0.0 million in the prior year primarily due to our deployment of capital and a full year of operations as compared to a partial period in the prior year which resulted in higher pre-incentive fee income returns.

Capital Gains Based Incentive Fees

We accrued capital gains incentive fees of $5.4 million for the three months ended March 31, 2021 compared to $(4.2) million for the same period in the prior year, primarily due to net realized and unrealized gains in the current year contrasted by a reversal of previously accrued incentive fees due to net realized and unrealized losses during the three months ended March 31, 2020. We accrued capital gains incentive fees of $(3.1) million for the year ended December 31, 2020 compared to $4.2 million for the prior year. In 2020, the reversal of previously accrued incentive fees were attributable to net realized and unrealized losses in that year. The accrual for any capital gains incentive fee under U.S. GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less in the prior period. If such cumulative amount is negative, then there is no accrual.

Other Expenses

Organization costs and offering costs include expenses incurred in our initial formation and our Private Offering. Professional fees include legal, rating agencies, audit, tax, valuation, technology and other professional fees incurred related to the management of us. Administrative service fees represent fees paid to the Administrator for our allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement, including our allocable portion of the cost of certain of our executive officers, their respective staff and other non-investment professionals that perform duties for us. Other general and administrative expenses include insurance, filing, research, our sub-administrator, subscriptions and other costs.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Total other expenses decreased to $2.2 million for the three months ended March 31, 2021 from $2.5 million for the same period in the prior year primarily driven by the decrease in the amortization of deferred offering costs (as we expensed the remaining deferred offering costs after the close of the Initial Closing Period), partially offset by larger other general and administrative costs, including expense associated with our Sub-Administrator.

Total other expenses increased to $10.9 million for the year ended December 31, 2020 from $7.9 million in the prior year primarily driven by an increase in certain general and administrative expenses and administrative service expense in the prior year. The increase in costs was attributable to servicing a growing investment portfolio.

Total other expenses increased to $7.9 million for the year ended December 31, 2019 from $1.9 million in the prior year primarily driven by an increase in costs associated with servicing a growing investment portfolio and a full year of operations compared to a partial period in the prior year.

The Adviser may elect to make Expense Payments on our behalf, subject to future Reimbursement Payments pursuant to the Expense Support Agreement described above in “—Key Components of Our Results of Operations—Expenses.”

Income Taxes, Including Excise Taxes

We elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code (without regard to the deduction for dividends paid), and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieve us from corporate-level U.S. federal income taxes.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on any undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of:

•	98% of its ordinary income for the calendar year;

•	98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year; and

•	100% of any undistributed income from prior years.

For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

To the extent that the Company’s estimated annual income for the current year, as determined according to the excise rules described above, will exceed the Company’s estimated annual dividend distributions for the current year, we will accrue an excise tax. For the three months ended March 31, 2021 and 2020, we incurred (0.3) million and $0.1 million, respectively, of U.S. federal excise tax. For the years ended December 31, 2020, 2019 and 2018, we incurred $0.5 million, $0.5 million and $0.1 million, respectively, of U.S. federal excise tax.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Net Unrealized Gain (Loss)

Net unrealized gain (loss) was comprised of the following (dollar amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Net unrealized gain (loss) on investments	$32,766	$(358,814)
Net unrealized gain (loss) on translation of assets and liabilities in foreign currencies	(714)	(13)

Net unrealized gain (loss)	$32,052	$(358,827)

	For The Year Ended December 31,
	2020	2019	2018
Net unrealized gain (loss) on investments	$(16,593)	$28,173	$(3,428)
Net unrealized gain (loss) on forward purchase obligation	—	222	(222)
Net unrealized gain (loss) on translation of assets and liabilities in foreign currencies	11	(66)	—

Net unrealized gain (loss) on investments	$(16,582)	$28,329	$(3,650)

For the three months ended March 31, 2021, the net unrealized gain was primarily driven by an increase in the fair value of our debt investments during the period. The fair value of our debt investments as a percentage of principal increased by 0.3% as compared to a 9.2% decrease in fair value of our debt investments for the same period in prior year. The unrealized gains in the current period were partially driven by a continued recovery from the COVID-19 pandemic as credit spreads tightened and the private and syndicated leverage loan markets have significantly rebounded from the March 2020 lows. The unrealized losses during the three months ended March 31, 2020 were driven by market volatility resulting from the onset of the COVID-19 pandemic.

For the year ended December 31, 2020, the net unrealized loss was primarily driven by a decrease in fair value of our debt investments as compared to December 31, 2019. The fair value of our debt investments as a percentage of principal decreased by 0.6% as compared to a 1.2% increase in fair value of our debt investments in the prior year. The unrealized loss was partially driven by the impacts of COVID-19, with global credit market volatility peaking in March 2020 and substantially recovering through year end. To the extent that the credit risk of our portfolio companies increases as a result of financial impacts due to COVID-19, we may incur additional unrealized losses in the future.

For the year ended December 31, 2019, the net unrealized gain was primarily driven by an increase in the fair value of our debt investments as compared to December 31, 2018. The fair value of our debt investments as a percentage of principal increased by 1.2% for the year ended December 31, 2019.

Net Realized Gain (Loss)

The realized gains and losses on fully exited and partially exited investments comprised of the following (dollar amounts in thousands):

	Three Months Ended March 31,
	2021	2020
Net realized gain (loss) on investments	$4,634	$699
Net realized gain (loss) on translation of assets and liabilities in foreign currencies	(838)	(4)

Net realized gain (loss)	$3,796	$695

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

	For The Year Ended December 31,
	2020	2019	2018
Net realized gain (loss) on investments	$(4,378)	$3,962	$—
Net realized gain (loss) on foreign currency transactions	17	61	—
Net realized gain (loss) on derivative	—	—	(581)

Net realized gain (loss) on investments	$(4,361)	$4,023	$(581)

For the three months ended March 31, 2021 and 2020, we generated realized gains of $5.0 million and $0.9 million, respectively, partially offset by realized losses of $0.4 million and $0.2 million respectively, primarily from full or partial sales of our debt investments.

For the year ended December 31, 2020, we generated realized gains of $20.9 million, which were more than offset by realized losses of $25.3 million, primarily from full or partial sales of quoted loans, including a $20.5 million loss relating to Travelport Finance S.A.R.L.

For the year ended December 31, 2019, we generated realized gains of $4.8 million, partially offset by realized losses of $0.9 million, primarily from full or partial sales of quoted loans.

For the year ended December 31, 2018, we generated realized losses of $0.6 million relating to our acquisition of the Syndicated Warehouse.

If the COVID-19 pandemic continues, it may cause us to experience full or partial losses on our investments upon the exit or restructuring of our investments.

Financial Condition, Liquidity and Capital Resources

We generate cash from the net proceeds from the issuances of unsecured debt, proceeds from net borrowings on our credit facilities and income earned on our debt investments. The primary uses of our cash and cash equivalents are for (i) originating loans and purchasing senior secured debt investments, (ii) funding the costs of our operations (including fees paid to our Adviser and expense reimbursements paid to our Administrator), (iii) debt service, repayment and other financing costs of our borrowings and (iv) cash distributions to the holders of our shares.

As of March 31, 2021 and December 31, 2020, we had four and four credit facilities outstanding and we conducted three and two issuances of unsecured bonds, respectively. We may from time to time enter into additional credit facilities, increase the size of our existing credit facilities or issue further debt securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred shares, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred shares, is at least 150%. As of March 31, 2021 and December 31, 2020, we had an aggregate amount of $2,968.7 million and $2,514.6 million of senior securities outstanding and our asset coverage ratio was 212.0% and 230.0%, respectively. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments we are required to fund.

Cash and cash equivalents as of March 31, 2021, taken together with our $1,001.3 million of available capacity under our credit facilities (subject to borrowing base availability) and our $713.3 million of uncalled Capital Commitments is expected to be sufficient for our investing activities and to conduct our operations in the near term. Although we were able to issue unsecured debt during the period ended March 31, 2021, disruption in

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

the financial markets caused by the COVID-19 outbreak or any other negative economic development could restrict our access to financing in the future. We may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing may not be on as favorable terms as we have recently obtained. These factors may limit our ability to make new investments and adversely impact our results of operations.

As of March 31, 2021, we had $291.7 million in cash and cash equivalents. During the three months ended March 31, 2021, cash used in operating activities was $299.3 million, primarily as a result of funding portfolio investments of $1,097.1 million; partially offset by proceeds from sale of investments of $637.0 million and an increase in payables for investments purchased of $63.7 million. Cash provided by financing activities was $373.3 million during the period, which was primarily as a result of net borrowings on our credit facilities and our unsecured debt issuances of $445.9 million; partially offset by dividends paid in cash of $75.5 million.

As of March 31, 2020, we had $106.0 million in cash and cash equivalents. During the three months ended March 31, 2020, cash used in operating activities was $721.8 million, primarily as a result of funding portfolio investments of $1,022.9 million; partially offset by proceeds from sale of investments of $130.1 million and an increase in payables for investments purchased of $145.8 million. Cash provided by financing activities was $762.3 million during the period, which was primarily the result of proceeds from the issuance of shares of $446.8 million, net borrowings on our credit facilities of $340.5 million; partially offset by dividends paid in cash of $24.9 million.

As of December 31, 2020 and December 31, 2019, we had four and four revolving credit facilities outstanding, respectively. During the year ended December 31, 2020, we also issued two unsecured bonds totaling $1.2 billion in aggregate principal amount. Refer to “—Borrowings” below. We may from time to time enter into additional credit facilities, increase the size of our existing credit facilities or issue further debt securities. Any such incurrence or issuance would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred shares, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred shares, is at least 150%. As of December 31, 2020 and December 31, 2019, we had an aggregate amount of $2,514.6 million and $1,454.2 million of senior securities outstanding and our asset coverage ratio was 230.0% and 215.1%, respectively. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments we are required to fund.

Cash and cash equivalents as of December 31, 2020, taken together with our $1,055.4 million of available capacity under our credit facilities (subject to borrowing base availability) and our $713.3 million of uncalled Capital Commitments is expected to be sufficient for our investing activities and to conduct our operations in the near term. Although we were able to issue unsecured debt during the year ended December 31, 2020, a continued disruption in the financial markets caused by the COVID-19 outbreak could restrict our access to financing in the future. We may not be able to find new financing for future investments or liquidity needs and, even if we are able to obtain such financing, such financing will likely not be on as favorable terms as we could have obtained prior to the outbreak of the pandemic. These factors may limit our ability to make new investments and adversely impact our results of operations.

As of December 31, 2020, we had $218.0 million in cash and cash equivalents. During the year ended December 31, 2020, cash used in operating activities was $2,320.2 million, primarily as a result of funding portfolio investments of $4,485.2 million, partially offset by proceeds from sale of investments of $2,030.8 million. Cash provided by financing activities was $2,472.7 million during the period, which was primarily the result of proceeds from the issuance of shares of $1,582.5 million and net borrowings on our credit facilities and our unsecured debt issuances of $1,044.6 million, partially offset by dividends paid in cash of $145.1 million.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

As of December 31, 2019, we had $65.5 million in cash and cash equivalents. During the year ended December 31, 2019, cash used in operating activities was $2,558.3 million, primarily as a result of funding portfolio investments of $3,077.3 million and a decrease in payables for investments purchased of $139.4 million, partially offset by proceeds from sale of investments of $572.8 million. Cash provided by financing activities was $2,617.6 million during the period, which was primarily the result of proceeds from the issuance of shares of $1,387.8 million and net borrowings on our credit facilities of $1,269.2 million, partially offset by dividends paid in cash of $35.4 million.

As of December 31, 2018, we had $6.2 million in cash and cash equivalents. During the year ended December 31, 2018, cash used in operating activities was $349.8 million, primarily as a result of funding portfolio investments of $428.1 million, the purchase of the equity interests in the Syndicated Warehouse (discussed below), net of cash of $24.0 million; partially offset by a decrease in receivables for investments sold of $12.0 million and an increase in payables for investments purchased of $86.8 million. Cash provided by financing activities was $356.0 million during the period, which was the result of proceeds from the issuance of shares of $239.3 million and net borrowings on our credit facilities of $120.0 million, partially offset by deferred financing costs paid of $2.6 million.

Equity

There were no shares issued and proceeds received related to the Company’s capital drawdowns delivered pursuant to the Subscription Agreements for the three months ended March 31, 2021. The following table summarizes the total shares issued and proceeds received related to capital drawdowns delivered pursuant to the Subscription Agreements for the three months ended March 31, 2020 (dollar amounts in millions, except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Proceeds
January 30, 2020	16,864,983	$440.9

Total	16,864,983	$440.9

The following table summarizes the total shares issued and proceeds received related to capital drawdowns delivered pursuant to the Subscription Agreements for the year ended December 31, 2020 (dollar amounts in millions, except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price
January 30, 2020	16,864,983	$440.9
April 8, 2020	14,864,518	324.0
July 15, 2020	5,304,125	125.6
July 28, 2020	123,229	2.9
November 6, 2020	4,627,528	115.4
December 15, 2020 (1)	22,802,680	571.2

Total	64,587,063	$1,580.0

(1)

On December 1, 2020, the Company issued a capital call and delivered capital drawdown notices totaling $571.2 million, of which $3.4 million was received subsequent to December 31, 2020 and recorded as a subscription receivable on the Consolidated Statements of Assets and Liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the total shares issued and proceeds received related to capital drawdowns delivered pursuant to the Subscription Agreements for the year ended December 31, 2019 (dollar amounts in millions, except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price
January 24, 2019	5,666,095	$142.1
March 28, 2019	9,818,817	247.5
June 27, 2019	12,453,261	319.7
August 9, 2019	1,401,367	36.1
September 25, 2019	14,686,050	377.3
December 16, 2019 (1)	10,474,169	271.1

Total	54,499,759	$1,393.8

The following table summarizes the total shares issued and proceeds received related to our initial capitalization and capital drawdowns delivered pursuant to the Subscription Agreements for the year ended December 31, 2018 (dollar amounts in millions, except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price
September 14, 2018	60	$—
November 20, 2018	5,671,181	141.8
December 13, 2018	3,950,078	97.5

Total	9,621,319	$239.3

Distributions and Dividend Reinvestment

The following table summarizes our distributions declared and payable for the three months ended March 31, 2021 (dollar amounts in thousands, except share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
February 24, 2021	March 31, 2021	May 14, 2021	$0.5000	$65,052

Total distributions			$0.5000	$65,052

The following table summarizes our distributions declared and payable for the three months ended March 31, 2020 (dollar amounts in thousands, except share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
January 29, 2020	January 29, 2020	May 15, 2020	$0.1593	$10,241
February 26, 2020	March 31, 2020	May 15, 2020	0.3407	27,688

Total distributions			$0.5000	$37,929

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes our distributions declared and payable for the year ended December 31, 2020 (dollar amounts in thousands, unless otherwise noted):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
January 29, 2020	January 29, 2020	May 15, 2020	$0.1593	$10,241
February 26, 2020	March 31, 2020	May 15, 2020	0.3407	27,688
April 7, 2020	April 7, 2020	August 14, 2020	0.0385	3,129
June 29, 2020	June 30, 2020	August 14, 2020	0.4615	44,454
July 14, 2020	July 14, 2020	November 13, 2020	0.0761	7,330
July 27, 2020	July 27, 2020	November 13, 2020	0.0707	7,185
August 26, 2020	September 30, 2020	November 13, 2020	0.3532	36,021
November 5, 2020	November 5, 2020	January 29, 2021	0.1957	19,958
December 14, 2020	December 14, 2020	January 29, 2021	0.2120	22,654
December 14, 2020	December 14, 2020	January 29, 2021	0.3000	32,057	(1)
December 14, 2020	December 31, 2020	January 29, 2021	0.0923	11,968

Total distributions			$2.3000	$222,685

(1)	Represents a special distribution.

The following table summarizes our distributions declared and payable for the year ended December 31, 2019 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
January 22, 2019	January 23, 2019	May 15, 2019	$0.1239	$1,192
February 28, 2019	March 27, 2019	May 15, 2019	0.3536	5,406
March 26, 2019	March 31, 2019	May 15, 2019	0.0225	565
June 26, 2019	June 26, 2019	August 14, 2019	0.4780	12,010
June 26, 2019	June 30, 2019	August 14, 2019	0.0220	827
August 8, 2019	August 8, 2019	November 14, 2019	0.2120	7,967
September 24, 2019	September 24, 2019	November 14, 2019	0.2554	9,973
September 24, 2019	September 30, 2019	November 14, 2019	0.0326	1,752
December 13, 2019	December 15, 2019	January 30, 2020	0.4130	22,226
December 16, 2019	December 31, 2019	January 30, 2020	0.0870	5,593

Total distributions			$2.0000	$67,511

During the year ended December 31, 2018, we did not declare or pay any distributions.

With respect to distributions, we have adopted an “opt out” dividend reinvestment plan for shareholders. As a result, in the event of a declared cash distribution or other distribution, each shareholder that has not “opted out” of the dividend reinvestment plan will have their dividends or distributions automatically reinvested in additional shares rather than receiving cash distributions. Shareholders who receive distributions in the form of shares will be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions.

The following table summarizes the amounts received and shares issued to shareholders who have not opted out of our dividend reinvestment plan during the three months ended March 31, 2021 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 29, 2021	$11,179	443,639

Total distributions	$11,179	443,639

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the amounts received and shares issued to shareholders who have not opted out of our dividend reinvestment plan during the three months ended March 31, 2020 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 30, 2020	$2,882	112,302

Total distributions	$2,882	112,302

The following table summarizes the amounts received and shares issued to shareholders who have not opted out of our dividend reinvestment plan during the year ended December 31, 2020 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 30, 2020	$2,882	112,302
May 15, 2020	4,244	194,694
August 14, 2020	5,437	229,591
November 13, 2020	6,182	248,194

Total	$18,745	784,781

The following table summarize the amounts received and shares issued to shareholders who have not opted out of our dividend reinvestment plan during the year ended December 31, 2019 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
May 15, 2019	$519	20,605
August 14, 2019	1,748	68,165
November 14, 2019	2,051	79,894

Total	$4,318	168,664

During the year ended December 31, 2018, we did not declare or pay any distributions.

Borrowings

Our outstanding debt obligations were as follows (dollar amounts in thousands):

	March 31, 2021
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Jackson Hole Funding Facility(3)	$400,000	$377,609	$377,609	$22,391	$22,391
Breckenridge Funding Facility	825,000	453,280	453,280	371,720	371,720
Big Sky Funding Facility	400,000	243,706	243,706	156,294	106,316
Revolving Credit Facility(4)	745,000	294,120	294,120	450,880	450,880
2023 Notes(5)	400,000	400,000	395,077	—	—
2026 Notes(5)	800,000	800,000	791,414	—	—
New 2026 Notes(5)	400,000	400,000	390,956	—	—

Total	$3,970,000	$2,968,715	$2,946,162	$1,001,285	$951,307

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

	December 31, 2020
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Jackson Hole Funding Facility (3)	$400,000	$362,316	$362,316	$37,684	$37,684
Breckenridge Funding Facility	825,000	569,000	569,000	256,000	256,000
Big Sky Funding Facility	400,000	200,346	200,346	199,654	117,599
Revolving Credit Facility (4)	745,000	182,901	182,901	562,099	562,099
2023 Notes(5)	400,000	400,000	394,549	—	—
2026 Notes(5)	800,000	800,000	791,281	—	—

Total	$3,570,000	$2,514,563	$2,500,393	$1,055,437	$973,382

	December 31, 2019
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Subscription Facility	$400,000	$119,752	$119,752	$280,248	$280,248
Jackson Hole Funding Facility (3)	600,000	514,151	514,151	85,849	5,843
Breckenridge Funding Facility	875,000	820,311	820,311	54,689	10,769
Big Sky Funding Facility	400,000	—	—	400,000	25,481

Total	$2,275,000	$1,454,214	$1,454,214	$820,786	$322,341

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)

Under the Jackson Hole Funding Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of March 31, 2021 and December 31, 2020, the Company had borrowings denominated in Euros (EUR) of 23.5 million and $23.5 million, respectively. As of December 31, 2019, the Company had borrowings denominated in Euros (EUR) of $23.9 million.

(4)

Under the Revolving Credit Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of March 31, 2021, the Company had borrowings denominated in Canadian Dollars (CAD) of 173.5 million and in British Pounds (GBP) of 24.7 million. As of December 31, 2020, the Company had borrowings denominated in Canadian Dollars (CAD) of 138.1 million.

(5)

The carrying value of the Company’s 2023 Notes, 2026 Notes, and New 2026 Notes are presented net of unamortized debt issuance costs of $4.9 million, $8.6 million, and $9.0 million, respectively, as of March 31, 2021. The carrying value of the Company’s 2023 Notes and 2026 Notes is presented net of unamortized debt issuance costs of $5.5 million and $8.7 million, respectively, as of December 31, 2020.

	December 31, 2018
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Subscription Facility	$200,000	$—	$—	$200,000	$174,032
JPM SPV Facility	300,000	120,000	120,000	180,000	22,966
BNP SPV Facility	400,000	65,000	65,000	335,000	5,183

Total	$900,000	$185,000	$185,000	$715,000	$202,181

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Off-Balance Sheet Arrangements

Portfolio Company Commitments

Our investment portfolio contains and is expected to continue to contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of March 31, 2021, December 31, 2020 and December 31, 2019, we had outstanding commitments to fund delayed draw term loans totaling $454.6 million, $432.3 million and $179.4 million, respectively. Cash and cash equivalents as of March 31, 2021, taken together with our $1,001.3 million of available capacity under our credit facilities (subject to borrowing base availability) as of March 31, 2021, is expected to be sufficient to support any future funding’s of these delayed draw term loans. As of December 31, 2019, we had unfunded delayed draw term loans and revolvers with an aggregate principal amount of $179.4 million.

Warehousing Transactions

We entered into two Warehousing Transactions whereby we agreed, subject to certain conditions, to purchase certain assets from parties unaffiliated with the Adviser. Such Warehousing Transactions were designed to assist us in deploying capital upon receipt of drawdown proceeds. The Middle Market Warehouse related primarily to originated or anchor investments in middle market loans. The Syndicated Warehouse related primarily to broadly syndicated loans prior to the acquisition of the equity interests of the Syndicated Warehouse by us and merger of the Syndicated Warehouse with our wholly-owned subsidiary, as described below. See—“Risk Factors — Risks Related to an Investment in the Shares — Risks related to the Warehousing Transactions.”

For additional information on our Warehousing Transactions see note 7 to our consolidated financial statements for the period ending December 31, 2020, included elsewhere in this prospectus.

Other Commitments and Contingencies

From time to time, we may become a party to certain legal proceedings incidental to the normal course of its business. At March 31, 2021, December 31, 2020 and December 31, 2019, management is not aware of any pending or threatened litigation.

Contractual Obligations

Our contractual obligations consisted of the following as of March 31, 2021 (dollar amounts in thousands):

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Jackson Hole Funding Facility	$377,609	$—	$377,609	$—	$—
Breckenridge Funding Facility	453,280	—	453,280	—	—
Big Sky Funding Facility	243,706	—	243,706	—	—
Revolving Credit Facility	294,120	—	—	294,120	—
2023 Notes	400,000	—	400,000	—	—
2026 Notes	800,000	—	—	800,000	—
New 2026 Notes	400,000	—	—	—	400,000

Total Contractual Obligations	$2,968,715	$—	$1,474,595	$1,094,120	$400,000

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Related-Party Transactions

We have entered into a number of business relationships with affiliated or related parties, including the following:

•	the Investment Advisory Agreement;

•	the Administration Agreement; and

•	Expense Support and Conditional Reimbursement Agreement.

In addition to the aforementioned agreements, we, our Adviser and certain of our Adviser’s affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by our Adviser or its affiliates in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.

COVID-19 Update

There is an ongoing global outbreak of COVID-19, which has spread to over 200 countries and territories, including the United States, and has spread to every state in the United States. The global impact of the outbreak has been rapidly evolving, and as cases of COVID-19, including new variants, have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions have created disruption in global supply chains, and adversely impacted many industries. The outbreak has had a continued adverse impact on economic and market conditions and has triggered a period of global economic slowdown.

The COVID-19 pandemic (including the restrictive measures taken in response thereto) has to date (i) created significant business disruption issues for certain of our portfolio companies, and (ii) materially and adversely impacted the value and performance of certain of our portfolio companies. Although vaccines have been widely distributed in the U.S., certain U.S. states are planning on reopening and we believe the economy is beginning to rebound in certain respects, the uncertainty surrounding the COVID-19 pandemic, including uncertainty regarding new variants of COVID-19 that have emerged, at least, in the United Kingdom, South Africa, India and Brazil, and other factors have and may continue to contribute to significant volatility in the global markets. COVID-19 and the current financial, economic and capital markets environment, and future developments in these and other areas present uncertainty and risk with respect to our performance, financial condition, results of operations and ability to pay distributions.

Critical Accounting Policies

The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies should be read in connection with our risk factors described in “Risk Factors.”

Fair Value Measurements

The Company is required to report its investments for which current market values are not readily available at fair value. The Company values its investments in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements (“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material.

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. The Company utilizes mid-market pricing (i.e. mid-point of average bid and ask prices) to value these investments. These market quotations are obtained from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment. Examples of events that would cause market quotations to not reflect fair value could include cases when a security trades infrequently or not at all, causing a quoted purchase or sale price to become stale, or in the event of a “fire sale” by a distressed seller. All price overrides require approval from the Company’s Board.

Where prices or inputs are not available or, in the judgment of the Board, not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Audit Committee of the Board (the “Audit Committee”) and independent valuation firms engaged on the recommendation of the Adviser and at the direction of the Board. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

The Company’s Board undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company’s investments for which market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•

In addition, independent valuation firms engaged by the Board prepare valuations of all the Company’s investments over a de minimis threshold. The independent valuation firms provide a final range of values on such investments to the Board and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Adviser’s valuations are reasonable;

•	The Valuation Committee makes valuation recommendations to the Audit Committee;

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Valuation Committee, including the independent valuation firms’ valuations, and once approved, recommends them for approval by the Board; and

•

The Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser’s Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

Valuation of each of our investments will generally be made as described above as of the end of each fiscal quarter. In cases where we determine our NAV at times other than a quarter end, we intend to update the value of

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

securities with market quotations to the most recent market quotation. For securities without market quotations, non-quarterly valuations will generally be the most recent quarterly valuation unless a material event has occurred since the most recent quarter end with respect to the investment. Independent valuation firms are generally not used for non-quarterly valuations.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of its investments, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation.

The Company applies ASC 820, as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, the Company considers its principal market to be the market that has the greatest volume and level of activity. ASC 820 specifies a fair value hierarchy that prioritizes and ranks the level of observability of inputs used in determination of fair value. In accordance with ASC 820, these levels are summarized below:

•	Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•	Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurred. In addition to using the above inputs in investment valuations, we apply the valuation policy approved by our Board that is consistent with ASC 820. Consistent with the valuation policy, we evaluate the source of the inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), we subject those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment. For example, we, or the independent valuation firm(s), review pricing support provided by dealers or pricing services in order to determine if observable market information is being used, versus unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of such investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that may ultimately be realized. Further, such investments are generally less liquid than publicly traded securities and may be subject to contractual and other restrictions on resale. If we were required to liquidate a portfolio investment in a forced or liquidation sale, it could realize amounts that are different from the amounts presented and such differences could be material.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected herein.

Interest and Dividend Income Recognition

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Fee income (such as structuring, consent, waiver, amendment, syndication fees as well as fees for managerial assistance rendered by the Company) is recognized as income when earned or the services are rendered.

Distributions

To the extent of any available investment company taxable income, the Company intends to make quarterly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time.

The Company has adopted a dividend reinvestment plan, pursuant to which it will reinvest all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board and the Company declares, a cash dividend or other distribution, then the Company’s shareholders who have not opted out of its dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places. A participating shareholder will receive an amount of shares equal to the amount of the distribution on that participant’s shares divided by the most recent quarter-end NAV per share that is available on the date such distribution was paid (unless the Board determines to use the NAV per share as of another time). Shareholders who receive distributions in the form of shares will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions; however, since

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

their cash distributions will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes. The Company intends to use newly issued shares to implement the plan. Shares issued under the dividend reinvestment plan will not reduce outstanding Capital Commitments.

Income Taxes

The Company has elected to be treated as a BDC under the 1940 Act. The Company also has elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations and interpretations thereof.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (1) 98% of its ordinary income for the calendar year, (2) 98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (3) 100% of any undistributed income from prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

Quantitative and Qualitative Disclosures About Market Risk.

Uncertainty with respect to the economic effects of the COVID-19 outbreak has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks, including those listed below. We are subject to financial market risks, including valuation risk and interest rate risk.

Valuation Risk

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and we value these investments at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, our Audit Committee and independent third-party valuation firms engaged at the direction of the Board, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Interest Rate Risk

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We intend to fund portions of our investments with borrowings, and at such time, our net investment

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income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure shareholders that a significant change in market interest rates will not have a material adverse effect on our net investment income.

As of March 31, 2021, 99.9% of our debt investments at fair value were at floating rates. Based on our Consolidated Statements of Assets and Liabilities as of March 31, 2021, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates (considering base rate floors and ceilings for floating rate instruments assuming no changes in our investment and borrowing structure) (dollar amounts in thousands):

	Interest Income	Interest Expense	Net Income
Up 300 basis points	$139,374	$(41,061)	$98,313
Up 200 basis points	77,776	(27,374)	50,402
Up 100 basis points	17,368	(13,687)	3,681
Down 100 basis points	(1,417)	2,659	1,242
Down 200 basis points	(1,417)	2,659	1,242

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THE COMPANY

Our Company

We are a specialty finance company that invests primarily in the debt of private U.S. companies. We are managed by an affiliate of The Blackstone Group Inc., which is the largest alternative asset manager in the world with deep investment expertise and leading investment businesses across asset classes and geographies. We focus on investing in privately originated senior secured loans which are generally debt instruments that pay floating interest rates and rank ahead of subordinated debt and equity, where we believe lender protections are stronger and offer superior return opportunities as compared to broadly syndicated loans and public market debt instruments. Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation.

We were formed on March 26, 2018 as a Delaware statutory trust. We are an externally managed, a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”). In addition, for U.S. federal income tax purposes, we have elected to be treated, and intend to qualify annually, as a regulated investment company (a “RIC”) under the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”). We are managed by our Adviser. Blackstone Alternative Credit Advisors LP (the “Administrator” and, collectively with its affiliates in the credit-focused business of The Blackstone Group Inc., “Blackstone Credit,” which, for the avoidance of doubt, excludes Harvest Fund Advisors LLC and Blackstone Insurance Solutions (“BIS”) provides the administrative services necessary for us to operate.

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. To achieve our investment objectives, we will leverage the Adviser’s investment team’s and Blackstone’s extensive network of relationships with other sophisticated institutions to source, evaluate and, as appropriate, partner with on transactions. There are no assurances that we will achieve our investment objectives.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments (including investments that are secured by equity interests). Our portfolio is composed primarily of first lien senior secured and unitranche loans (including first out/last out loans). To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. We do not currently expect to focus on investments in issuers that are distressed or in need of rescue financing. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds. As of December 31, 2020, based on fair value, our portfolio consisted of 98.51% first lien senior secured investments and unitranche loans, 0.90% second lien debt investments and 0.59% in equity instruments. All of our debt investments as of December 31, 2020 were floating rate in nature (88.0% of which had an interest rate floor above zero) and the weighted average yield on our income producing investments was 7.68% at fair value. As of December 31, 2020 we had investments in 81 portfolio companies, with a weighted average debt investment size in each of our portfolio companies of approximately $69.4 million based on fair value.

As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies. We may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies. We generally intend to distribute substantially all of our available earnings annually by making quarterly cash distributions. We use leverage and intend to continue to use leverage for our investment activities. We use and intend to continue to use leverage, which is permitted up to the maximum amount allowed by the 1940 Act (currently limited to a debt-to-equity ratio of 2:1), to enhance

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potential returns. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Borrowings.”

On December 10, 2020, we changed our name from “Blackstone / GSO Secured Lending Fund” to “Blackstone Secured Lending Fund.”

Market Opportunity

We believe that there are and will continue to be significant investment opportunities in the targeted asset classes discussed below.

Attractive Opportunities in Senior Secured Loans

We believe that opportunities in senior secured loans are significant because of the variable rate structure of most senior secured debt issues and because of the strong defensive characteristics of this investment class. Given current market conditions, we believe that debt issues with variable interest rates may offer a superior return profile to fixed-rate securities, since variable interest rate structures are generally less susceptible to declines in value experienced by fixed-rate securities in a rising interest rate environment.

While there is inherent risk in investing in any securities, senior secured debt is on the top of the capital structure and thus has priority in payment among an issuer’s security holders (i.e. senior secured debt holders are due to receive payment before junior creditors and equity holders). Further, these investments are secured by the issuer’s assets, which may be seized in the event of a default, if necessary. Senior secured debt often has restrictive covenants for the purpose of additional principal protection and ensuring repayment before junior creditors (i.e. most types of unsecured bondholders, and other security holders) and preserving collateral to protect against credit deterioration.

Opportunity in Middle Market Private Companies

In addition to investing in senior secured loans generally, we believe that the market for lending to private companies, including middle market private companies within the United States, is underserved and presents a compelling investment opportunity. We believe that the following characteristics support our belief:

Large and Growing Target Market. Middle market companies represent a large and growing portion of the U.S. economy. According to GE Capital’s National Center for the Middle Market 4th quarter 2020 Market Indicator, there are approximately 200,000 U.S. middle market companies, which have approximately 48 million aggregate employees. Moreover, the U.S. middle market accounts for one-third of private sector GDP. GE defines U.S. middle market companies as those between $10 million and $1 billion in annual revenue. Middle market companies have generated a significant number of investment opportunities for investment programs advised by Blackstone Credit and its affiliates over the past several years, and we believe that this market segment will continue to produce significant investment opportunities for us.

Secular Tailwinds in the Private Market, Including Private Credit. One of the important drivers of growth in the strategy is the increasing secular tailwinds in the private markets, including private credit, which has created attractive opportunities for private capital providers like Blackstone Credit. As of June 2021, there was approximately $571.5 billion of “dry powder” (unused capital) for the private equity buyout strategy in North America, which should similarly drive demand for private capital providers like Blackstone Credit.6 This shift is partially due to traditional banks continuing to face regulatory limitations and retreating from the space, creating

[6]	Source: Preqin, June 2021. Represents dry powder for private equity buyouts in North America.

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a vacuum that private credit helps to fill. Further, financial sponsors and companies are becoming increasingly interested in working directly with private lenders as they are seeing the tremendous benefits versus accessing the public credit markets. Some of these include faster execution and greater certainty, ability to partner with sophisticated lenders, more efficient process, and in some instances fewer regulatory requirements. As a result, Blackstone Credit benefits from increasing flow of larger scale deals that are offered to direct lending universe vs. traditional financing markets.

Attractive Market Segment. We believe that the underserved nature of such a large segment of the market can at times create a significant opportunity for investment. In many environments, we believe that private companies are more likely to offer attractive economics in terms of transaction pricing, up-front and ongoing fees, prepayment penalties and security features in the form of stricter covenants and quality collateral than loans to public companies. In addition, as compared to larger companies, middle market companies often have simpler capital structures and carry less leverage, thus aiding the structuring and negotiation process and allowing us greater flexibility in structuring favorable transactions. We believe that these factors will result in advantageous conditions in which to pursue our investment objectives of generating current income and, to a lesser extent, long-term capital appreciation.

Limited Investment Competition. Despite the size of the market, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to private and middle market companies. As tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans has declined from 33.1% in 1995 to 7.5% as of June 30, 2021. In addition, due to bank consolidation, the number of banks has also rapidly declined, furthering the lack of supply in middle market lending. As of September 30, 2020, there were approximately 4,375 banks in the U.S., which was only one-third of the number of banks in 1984, according to Federal Reserve Economic Data (see Federal Reserve Economic Data as of December 2020).

We also believe that lending and originating new loans to private companies generally requires a greater dedication of the lender’s time and resources compared to lending to public companies, due in part to the smaller size of each investment and the often fragmented nature of information available from these companies. Further, we believe that many investment firms lack the breadth and scale necessary to identify investment opportunities, particularly in regards to directly originated investments in private companies, and thus attractive investment opportunities are often overlooked. In addition, middle market companies may require more active monitoring and participation on the lender’s part. We believe that many large financial organizations, which often have relatively high cost structures, are not suited to deal with these factors and instead emphasize services and transactions to larger corporate clients with a consequent reduction in the availability of financing to private and middle market companies.

Blackstone Credit Competitive Strengths

Blackstone Credit is one of the largest private credit investment platforms globally and a key player in the direct lending space. Blackstone Credit has experience scaling funds across its platform that invest throughout all parts of the capital structure. Blackstone Credit strives to focus on transactions where it can differentiate itself from other providers of capital, targeting larger transactions and those where Blackstone Credit can bring its expertise and experience in negotiating and structuring. We believe that Blackstone Credit has the scale and platform to effectively manage a U.S. private credit investment strategy, offering investors the following potential strengths:

Ability to Provide Scale, Differentiated Capital Solutions. We believe that the breadth and scale of Blackstone Credit’s approximately $163 billion platform, as of June 30, 2021, and affiliation with Blackstone are distinct strengths when sourcing proprietary investment opportunities and provide Blackstone Credit with a differentiated capability to invest in large, complex opportunities. Blackstone Credit is invested in over 2,100 corporate issuers across its portfolios globally and has focused primarily on the non-investment grade corporate

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credit market since its inception in 2005.7 Blackstone Credit expects that in the current environment, in which committed capital from banks remains scarce (as tracked by S&P Capital IQ LCD, U.S. banks’ share of senior secured loans has declined from 33.1% in 1995 to 7.5% as of June 30, 2021), the ability to provide flexible, well-structured capital commitments in appropriate sizes will enable Blackstone Credit to command more favorable terms for its investments. Blackstone Credit believes that it occupies a differentiated position in the leveraged finance market, with investment activities that span a broad array of public and private market strategies. We believe this presence enables Blackstone Credit to identify opportunities early and select those investments that Blackstone Credit believes offer the most attractive risk-adjusted return profile. In addition, when banks are facing difficulties in syndicating new issues, Blackstone Credit’s ability to serve as a large “anchor” investor can help facilitate the successful completion of a transaction. We believe the depth of the experience of Blackstone Credit’s senior management team, together with the wider resources of Blackstone Credit’s team of investment professionals (the “Investment Team”), which is dedicated to sourcing, structuring, executing, monitoring and harvesting a broad range of private investments, is one of Blackstone Credit’s key strengths when sourcing and analyzing what we believe to be attractive investment opportunities.

Established Origination Platform with Strong Credit Expertise. As of June 30, 2021, Blackstone Credit had 397 employees globally, including 196 investment professionals. Blackstone Credit’s 97-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 13-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities for BXSL, respectively. Blackstone Credit’s senior managing directors have on average ~24 years of industry experience. As of inception, Blackstone Credit has originated approximately $87 billion in private credit transactions and during the period beginning June 30, 2020 and ending on June 30, 2021, Blackstone Credit originated approximately $20.0 billion in private credit transactions.8 We believe that Blackstone Credit’s strong reputation and longstanding relationships with corporate boards, management teams, leveraged buyout sponsors, financial advisors, and intermediaries position Blackstone Credit as a partner and counterparty of choice and provides us with attractive sourcing capabilities. In Blackstone Credit’s experience, these relationships help drive substantial proprietary deal flow and insight into investment opportunities.

We believe that having one team responsible for alternatives private origination allows us to leverage the strengths and experiences of investment professionals to deliver the leading financing solutions to our companies. The team has operated through multiple industry cycles, with deep credit expertise, providing them valuable experience and a long-term view of the market. The team is also focused on making investments in “good neighborhoods” with favorable industry tailwinds, such as life sciences, software & technology, and renewable energy, and is able to leverage the expertise of other parts of Blackstone’s business that specialize in these fields.

Additionally, over the last several years, we have also expanded our U.S. origination and sponsor coverage footprint with regional offices opened in select markets. We have investment professionals across the U.S. and Europe and have developed a reputation for being a valued partner, with the ability to provide speed, creativity, and assurance of transaction execution. We believe that establishing this regional presence in the U.S. may help us more effectively source investment opportunities from mid-sized LBO sponsors as well as direction from companies, while potentially strengthening the Blackstone Credit brand.

[7]

As of June 30, 2021. Issues across portfolios include all corporate issues covered by both the Liquid Credit Strategies and Private Credit research teams across Private Credit Funds and Liquid Credit Funds, including, but not limited to, broadly syndicated assets, middle market assets, high yield bonds, investment grade assets, and mezzanine transactions.

[8]

As of June 30, 2021. Includes Blackstone Credit funds that are primarily invested in privately originated investments, including GSO Capital Opportunities Funds, GSO Capital Solutions Funds, GSO European and U.S. Direct Lending Funds, GSO Energy Select Opportunities Fund, and GSO Credit Alpha Funds.

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Value-Added Capital Provider and Partner Leveraging the Blackstone Credit Advantage Program. Blackstone Credit has established a reputation for providing creative, value-added solutions to address a company’s financing requirements and believes our ability to solve a need for a company can lead to attractive investment opportunities. In addition, Blackstone Credit has access to the significant resources of the Blackstone platform, including Blackstone Advantage, which refers to the active management of the Blackstone portfolio company network, including cross-selling efforts across all of Blackstone, and aims to ensure practice sharing, operational, and commercial synergies among portfolio companies, effective deployment of Blackstone resources, and communication of the program with businesses and partners, and Blackstone Credit Advantage, which is a global platform that provides access to a range of cost saving, revenue generating and best practice sharing opportunities. Specifically, Blackstone Credit Advantage provides (i) partnership and best practices for portfolio companies by offering invaluable access to industry and function experts both within the Blackstone organization (including the Blackstone Portfolio Operations team) and the network among portfolio companies; (ii) cross selling opportunities across Blackstone and Blackstone Credit portfolio companies; (iii) industry knowledge via leadership summits and roundtables; and (iv) quarterly reports sharing meaningful insights from CEOs on business and economic trends. Finally, one of the most important benefits of the program is Blackstone’s GPO, which is a collective purchasing platform that leverages the scale and buying power of the $5 billion of average annual spending of Blackstone’s portfolio companies with strategic partners and vendors measured over the past ten years. Blackstone and Blackstone Credit portfolio companies have generated significant cost savings through their use of the GPO, ranging from 3% to 40%, often from existing suppliers, on maintenance, repair, operations, back office, information technology, hardware, software, telecommunications, business insurance and human resources, among others. The benefits of working with Blackstone’s GPO can include improved pricing and terms, differentiated service, and ongoing service that drops straight to the bottom line. As of June 30, 2021, Blackstone Advantage has grown revenue by over $100 million for Blackstone portfolio companies and Blackstone Credit Advantage has reduced annual costs by $167 million. Over 70% of Blackstone Credit portfolio companies have used Blackstone Credit Advantage, which also has a team of 63 internal Blackstone resources available to such portfolio companies.

Blackstone Credit seeks to generate investment opportunities through its direct origination channels and through syndicate and club deals (generally, investments made by a small group of investment firms). With respect to Blackstone Credit’s origination channel, we seek to leverage the global presence of Blackstone Credit to generate access to a substantial amount of directly originated transactions with attractive investment characteristics. We believe that the broad network of Blackstone Credit provides a significant pipeline of investment opportunities for us. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities.

Flexible Investment Approach. Blackstone Credit believes that the ability to invest opportunistically throughout a capital structure is a meaningful strength when sourcing transactions and enables the Company to seek investments that provide the best risk/return proposition in any given transaction. Blackstone Credit’s creativity and flexibility in deal-structuring distinguishes it from other financing sources, including traditional mezzanine providers, whose investment mandates are often more restrictive. Over time, Blackstone Credit has demonstrated the ability to negotiate more favorable terms for its investments by providing creative structures that add value for an issuer. Blackstone Credit will continue to seek to use this flexible investment approach to focus on principal preservation, while generating attractive returns throughout different economic and market cycles.

Long-Term Investment Horizon. Our long-term investment horizon gives us great flexibility, which we believe allows us to maximize returns on our investments. Unlike most private equity and venture capital funds, as well as many private debt funds, we will not be required to return capital to our shareholders once we exit a portfolio investment. We believe that freedom from such capital return requirements, which allows us to invest using a long-term focus, provides us with an attractive opportunity to increase total returns on invested capital.

Disciplined Investment Process and Income-Oriented Investment Philosophy. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a

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focus on long-term credit performance and principal protection. We believe Blackstone Credit has generated attractive risk-adjusted returns in its investing activities throughout many economic and credit cycles by (i) maintaining its investment discipline; (ii) performing intensive credit work; (iii) carefully structuring transactions; and (iv) actively managing its portfolios. Blackstone Credit’s investment approach involves a multi-stage selection process for each investment opportunity, as well as ongoing monitoring of each investment made, with particular emphasis on early detection of deteriorating credit conditions at portfolio companies which would result in adverse portfolio developments. This strategy is designed to maximize current income and minimize the risk of capital loss while maintaining the potential for long-term capital appreciation. Additionally, Blackstone Credit’s senior investment professionals have dedicated their careers to the leveraged finance and private equity sectors and we believe that their experience in due diligence, credit analysis and ongoing management of investments is invaluable to the success of the U.S. direct lending investment strategy that we will employ. Blackstone Credit targets businesses with leading market share positions, sustainable barriers to entry, high free cash flow generation, strong asset values, liquidity to withstand market cycles, favorable underlying industry trends, strong internal controls and high-quality management teams.

Strong Investment Track Record. Blackstone Credit’s track record in private debt lending and investing in below investment grade credit dates back to the inception of Blackstone Credit. Since 2005, Blackstone Credit has provided approximately $87 billion in capital in privately-originated transactions with over 120 different sponsors,9 through various funds and accounts advised or sub-advised by Blackstone Credit. Blackstone Credit has approximately $118 billion of investor capital currently deployed.10

Efficient Cost Structure. We believe that we have an efficient cost structure, as compared to other publicly traded BDCs, with low management fees, expenses, and financing costs. We believe our operating efficiency and senior investment strategy enable us to generate greater risk-adjusted investment returns for our investors relative to other publicly traded BDCs.

COVID-19 Update

Equity, debt, lending and other financial markets have experienced significant volatility recently related to COVID-19 pandemic and its effects. Although many markets have experienced varying degrees of recovery since the initial outbreak of COVID-19, the future impact of the pandemic on financial markets and the Company and its investments is still uncertain. See “Risk Factors” for additional risks around COVID-19 and its impact on the Company.

Blackstone Credit

Blackstone Credit is part of the credit-focused platform of Blackstone, which is the largest alternative asset manager in the world with leading investment businesses across asset classes. Blackstone’s platform provides significant competitive advantages including scale, expertise across industries and capital structures, and deep relationships with companies and financial sponsors.

Blackstone’s four business segments are real estate, private equity, hedge fund solutions and credit and insurance. Through its different investment businesses, as of June 30, 2021, Blackstone had total assets under management of approximately $684 billion. As of June 30, 2021, Blackstone Credit’s asset management operation had aggregate assets under management of approximately $163 billion across multiple strategies within the leveraged finance marketplace, including loans, high yield bonds, distressed and mezzanine debt and private

[9]

As of June 30, 2021. Includes Blackstone Credit funds that are primarily invested in privately originated investments, including GSO Capital Opportunities Funds, GSO Capital Solutions Funds, GSO European and U.S. Direct Lending Funds, GSO Energy Select Opportunities Fund, and GSO Credit Alpha Funds.

[10]

As of June 30, 2021. Investor capital currently deployed consists of fee earning AUM of $79 billion for Liquid Credit Strategies, $34 billion for Private Credit and other liquid funds (inclusive of leverage), and $5 billion for Structured Products.

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equity, including hedge funds, and $174 billion with the inclusion of Harvest and BIS. Blackstone Credit, through its affiliates, employed over 397 people headquartered in New York, with offices in London, Dublin, Houston, Baltimore, San Francisco, Toronto, Frankfurt, Madrid, Milan, Paris, Hong Kong, Tokyo and Singapore as of June 30, 2021. Blackstone Credit’s 97-person private origination investment team (excluding Dwight Scott, global head of Blackstone Credit), together with a 13-person U.S. Direct Lending Portfolio Management team, are involved with investment activities and portfolio management activities for BXSL, respectively. Blackstone Credit believes that the depth and breadth of its team provides it with a significant competitive advantage in sourcing product on a global basis, structuring transactions and actively managing investments in the portfolio.

Our Investment Adviser

Our investment activities are managed by our Adviser, a subsidiary of Blackstone Alternative Credit Advisors LP, the primary investment manager for Blackstone Credit. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

In conducting our investment activities, we believe that we benefit from the significant scale and resources of Blackstone Credit, including our Adviser and its affiliates, subject to the policies and procedures of The Blackstone Group Inc. (collectively with its affiliates as the context requires, “Blackstone”) regarding the management of conflicts of interest. In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities through direct origination channels as well as through syndicate and club deals. With respect to Blackstone Credit’s origination channel, the global presence of Blackstone Credit generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals (i.e., where a limited number of investors participate in a loan transaction), Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. Blackstone Credit also has a significant trading platform, which, we believe, allows us access to the secondary market for investment opportunities. Blackstone Credit employs a rigorous investment process and defensive investment approach to evaluate all potential opportunities with a focus on long-term credit performance and principal protection. The investment professionals employed by Blackstone Credit have spent their careers developing the resources necessary to invest in private companies. Before undertaking an investment, the Adviser’s transaction team conducts a thorough and rigorous due diligence review of the opportunity to ensure the portfolio company fits our investment strategy.

Our Adviser’s investment committee (the “Investment Committee”) is responsible for reviewing and approving our investment opportunities. The Adviser’s Investment Committee review process is consensus-driven, multi-step and iterative, and occurs in parallel with the diligence and structuring of investments. Others who participate in the Investment Committee process include the team responsible for conducting due diligence, others on the investing team and other senior members of Blackstone and Blackstone Credit. There are no representatives from other business groups of Blackstone involved in the Adviser’s Investment Committee process.

We pay our Adviser a management fee at an annual rate of (i) prior to an Exchange Listing (defined below), 0.75%, and (ii) following an Exchange Listing, 1.0%, in each case of the average value of our gross assets at the end of the two most recently completed calendar quarters. We also pay the Adviser incentive fees based on income and capital gains. See “—Investment Advisory Agreement.”

The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. As a result, the Adviser, its officers and employees and certain of its

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affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved, including the management of its affiliated equipment funds. See “—Allocation of Investment Opportunities and Potential Conflicts of Interests” and “Risk Factors—Risks Related to the Adviser and Its Affiliates; Conflicts of Interest.”

The principal executive offices of our Adviser are located at 345 Park Avenue, 31st Floor New York, NY, 10154.

Our Administrator

Blackstone Alternative Credit Advisors LP, a Delaware limited partnership, serves as our Administrator. The principal executive offices of our Administrator are located at 345 Park Avenue, New York, New York 10154. We reimburse the Administrator for its costs, expenses and allocable overhead (including compensation of personnel performing administrative duties) in connection with administrative services performed for us. See “Management and Other Agreements—Administration Agreement.”

Investment Strategy

Our investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objectives by:

•

utilizing the experience and expertise of the management team of the Adviser, along with the broader resources of Blackstone Credit, which include its access to the relationships and human capital of Blackstone Credit’s parent, Blackstone, in sourcing, evaluating and structuring transactions, subject to Blackstone’s policies and procedures regarding the management of conflicts of interest;

•

employing a defensive investment approach focused on long-term credit performance and principal protection, generally lending on what the Adviser believes are (i) protective multiples of the borrower’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) to its interest coverage obligations, (ii) conservative loan-to-value ratios and (iii) favorable financial covenant protections;

•

focusing primarily on loans and securities of private U.S. companies, including syndicated loans, specifically small and middle market companies. In many market environments, we believe such a focus offers an opportunity for superior risk-adjusted returns;

•	investing primarily in established, stable enterprises with positive cash flows;

•	maintaining rigorous portfolio monitoring in an attempt to anticipate and pre-empt negative credit events within our portfolio; and

•	utilizing the power and scale of Blackstone and the Blackstone Credit platform to offer operational expertise to portfolio companies through the Blackstone Credit Advantage Program.

Under normal market conditions, we generally invest at least 80% of our total assets (net assets plus borrowings for investment purposes) in secured debt investments (including investments that are secured by equity interests). Our portfolio is composed primarily of first lien senior secured and unitranche loans (including first out/last out loans). To a lesser extent, we have and may continue to also invest in second lien, third lien, unsecured or subordinated loans and other debt and equity securities. We do not currently focus on investments in issuers that are distressed or in need of rescue financing. Subject to the limitations of the 1940 Act, we may invest in loans or other securities the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Blackstone Credit funds.

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Although we do not expect a significant portion of our portfolio to be composed of second lien, third lien, unsecured or subordinated loans, there is no limit on the amount of such loans in which we may invest, subject to compliance with our 80% policy. We may purchase interests in loans or make other debt investments, including investments in senior secured bonds, through secondary market transactions in the “over-the-counter” market or directly from our target companies as primary market, directly originated or syndicated investments. In connection with our debt investments, we may on occasion receive equity interests such as warrants or options as additional consideration. We have and may continue to also purchase or otherwise acquire minority interests in the form of common or preferred equity or equity-related securities, such as rights and warrants that may be converted into or exchanged for our common shares or other equity or the cash value of shares or other equity, in our target companies, generally in conjunction with one of our debt investments or through a co-investment with a financial sponsor, such as an institutional investor or private equity firm, or a finance company transaction (such as a joint venture). In addition, a portion of our portfolio may be composed of unsecured bonds, CLOs, other debt securities and derivatives, including total return swaps and credit default swaps. Depending on market conditions, we may increase or decrease our exposure to less senior portions of the capital structure or otherwise make opportunistic investments.

Investment Selection

When identifying prospective investment opportunities, the Adviser currently intends to rely on fundamental credit analysis in order to minimize the loss of the Company’s capital. The Adviser expects to invest in companies possessing the following attributes, which it believes will help achieve our investment objectives:

Leading, Defensible Market Positions. The Adviser intends to invest in companies that it believes have developed strong positions within their respective markets and exhibit the potential to maintain sufficient cash flows and profitability to service their obligations in a range of economic environments. The Adviser will seek companies that it believes possess advantages in scale, scope, customer loyalty, product pricing, or product quality versus their competitors, thereby minimizing business risk and protecting profitability.

Proven Management Teams. The Adviser focuses on investments in which the target company has an experienced and high-quality management team with an established track record of success. The Adviser typically requires companies to have in place proper incentives to align management’s goals with the Company’s goals.

Private Equity Sponsorship. Often the Adviser seeks to participate in transactions sponsored by what it believes to be high-quality private equity firms. The Adviser believes that a private equity sponsor’s willingness to invest significant sums of equity capital into a company is an implicit endorsement of the quality of the investment. Further, private equity sponsors of companies with significant investments at risk generally have the ability and a strong incentive to contribute additional capital in difficult economic times should operational issues arise, which could provide additional protections for our investments.

Diversification. The Adviser seeks to invest broadly among companies and industries, thereby potentially reducing the risk of a downturn in any one company or industry having a disproportionate impact on the value of the Company’s portfolio.

Viable Exit Strategy. In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on our investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt instruments in which we will invest have stated maturities of five to eight years, we expect the majority to be redeemed or sold prior to maturity. These instruments often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Blackstone Credit, including the public market traders and research analysts, allows the

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Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Investment Process Overview

Our investment activities are managed by our Adviser. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis.

The investment professionals employed by Blackstone Credit have spent their careers developing the resources necessary to invest in private companies. Our transaction process is highlighted below.

Sourcing and Origination

In order to source transactions, the Adviser utilizes its significant access to transaction flow, along with its trading platform. The Adviser seeks to generate investment opportunities primarily through direct origination channels, and also through syndicate and club deals. With respect to Blackstone Credit’s origination channel, the global presence of Blackstone Credit generates access to a substantial amount of directly originated transactions with what we believe to be attractive investment characteristics. With respect to syndicate and club deals, Blackstone Credit has built a network of relationships with commercial and investment banks, finance companies and other investment funds as a result of the long track record of its investment professionals in the leveraged finance marketplace. We believe that Blackstone Credit’s strong reputation and longstanding relationships with its broad network will help drive substantial proprietary deal flow and provide a significant pipeline of investment opportunities for us.

Evaluation

Initial Review. The Investment Team examines information furnished by the target company and external sources, including banks, advisors and rating agencies, if applicable, to determine whether the investment meets our basic investment criteria within the context of proper allocation of our portfolio among various issuers and industries, and offers an acceptable probability of attractive returns with identifiable downside risk. In the case of directly originated transactions, Blackstone Credit conducts detailed due diligence investigations. For the majority of securities available on the secondary market, a comprehensive analysis is conducted and continuously maintained by a dedicated Blackstone Credit research analyst, the results of which are available for the transaction team to review.

Credit Analysis/Due Diligence. Before undertaking an investment, the Investment Team conducts a thorough and rigorous due diligence review of the opportunity to ensure the company fits our investment strategy for originated investments, which may include:

•	a full operational analysis to identify the key risks and opportunities of the target’s business, including a detailed review of historical and projected financial results;

•	a detailed analysis of industry and customer dynamics, competitive position, regulatory, tax, legal and environmental, social and governance matters;

•	on-site visits and customer and supplier reference calls, if deemed necessary;

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•	background checks to further evaluate management and other key personnel;

•	a review by legal and accounting professionals, environmental or other industry consultants, if necessary;

•	financial sponsor due diligence, including portfolio company and lender reference checks, if necessary; and

•	a review of management’s experience and track record.

Third parties are often involved in the Adviser’s due diligence process, whether they are hired by the Adviser or by the lead sponsor in a transaction. Utilizing consultants to help evaluate a business and test an investment thesis is typically very beneficial. When possible, the Adviser seeks to structure transactions in such a way that our target companies are required to bear the costs of due diligence, including those costs related to any outside consulting work we may require.

The foregoing initial assessment is then followed by extensive credit analysis, including asset valuation, financial analysis, cash flow analysis and scenario analysis, legal and accounting review, and comparable credit and equity analyses. A thorough assessment of structure and leverage of a transaction and how the particular investment fits into the overall investment strategy of the portfolio is conducted. Blackstone Credit’s typical diligence process for an originated investment opportunity spans two to six months, from the initial screen through final approval and funding. Depending on the deal, each investment team typically consists of three to four investment professionals, consisting of a portfolio manager, managing director, principal or vice president and associate and/or analyst.

Blackstone Credit’s due diligence emphasizes the following key criteria to facilitate decisions by the Investment Committee (described below) on an investment:

•

Valuation: What is the intrinsic value of the business? How has the business historically generated returns on capital? Will these returns continue in the future? What growth opportunities does the business have, if any? And, most importantly, is the investment being purchased at a deep discount to long-term intrinsic value?

•	Return Hurdles: Is the investment expected to generate a rate of return that meets the Company’s objectives?

•	Risk of Principal Loss & Risk/Reward: What is the expected recovery in a severe downside case? Does the expected upside appropriately compensate for risk of loss?

•

Company Analysis: Does the business have a reason to exist? Does it provide needed products and services? Does it have strong business characteristics such as high relative market share and a defensible niche?

•

Industry Analysis: What is the expected time and depth of cyclical downturn? Is the distress related to cyclical or secular issues? Is there a favorable industry structure with respect to customers, suppliers and regulation?

•	Due Diligence: Do we have sufficient information to make an informed investment decision?

•	Catalyst: What steps are required to complete a reorganization, eliminate financial distress, gain control and implement improved business strategies?

•	Exit Plan: Do we expect refinancings, a sale of the company, or other exit opportunities?

Investment Committee Process. The Investment Committee review process is multi-step and iterative, and occurs in parallel with the diligence and structuring of investments. The initial investment screening process involves an Investment Committee heads-up (the “Heads-Up”) review presentation by the portfolio manager and

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members of the investment team. The Heads-Up review involves the production of a short memo with a focus on the following diligence items: an early diligence review of the underlying business fundamentals; expected return potential; expected investment size; assessment of key risks; and an appropriate initial diligence plan. At this point in the decision-making process, the Investment Committee will decide whether or not the Investment Team should proceed with deeper diligence on the investment opportunity.

Once in-depth diligence has begun, the investment team presents updates at the weekly Investment Committee meetings. The senior team reviews all activity for the prior week, with a focus on detailed updates of ongoing situations and in-depth review of all new investment opportunities. The type of diligence materials reviewed at these meetings for each company may include, but are not limited to:

•	Detailed historical financial performance

•	Financial models with detailed revenue drivers

•	This includes the construction of a base case, a downside case and specifically tailored cases. This process includes probability-weighted analysis and a range of outcomes analysis.

•	Quarterly liquidity analyses

•	Industry analysis incorporating internal and external work from research analysts and industry consultants

•	Competitive position and market share analysis

•	Customer analysis, including revenue, profitability and concentration risk

•	Pricing and volume analyses

•	Detailed fixed vs. variable cost analysis, and line item analysis of cost of goods sold as well as selling, general and administrative expenses

•	Public and private credit and equity comparable analysis

•	Accounting quality of earnings analysis

•	Legal due diligence

The ultimate results and findings of the investment analysis are compiled in comprehensive investment memoranda that are used as the basis to support the investment thesis and are utilized by the Investment Committee (or the applicable delegates or sub-committees as described below) for final investment review and approval. Each investment requires the consent of the Investment Committee, which may emphasize the following key criteria (among others) in making a decision:

•	Company Analysis: Does the company meet the investment criteria defined by the “Blackstone Credit Scorecard”?:

•	Leading market share position

•	Sustainable barriers to entry that drive pricing power

•	High-quality management team

•	Stable financials: strong free cash flow generation, high earnings before interest and tax margins

•	Conservative capital structure with underlying equity value

•	Liquidity to withstand market cycles

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•	Industry Analysis: Is there a favorable industry structure with respect to customers, suppliers and regulation?

•

Due Diligence: Have we fully diligenced each of the investment criteria specified by the Blackstone Credit Scorecard? Have we completely vetted each of the risk factors identified throughout the diligence and Investment Committee process?

•

Valuation: What is the intrinsic value of the business? How has the business historically generated returns on capital? Will these returns continue in the future? What growth opportunities does the business have, if any? Is there substantial equity value to support the capital structure?

•	Risk of Principal Loss & Risk/Reward: What is the expected recovery in a severe downside case? Does the expected upside appropriately compensate for risk of loss?

•	Return Hurdles: Is the investment expected to generate a rate of return that meets the Company’s objectives?

•	Exit Plan: Do we expect refinancings, a sale of the company, or other exit opportunities?

The Investment Committee utilizes a consensus-driven approach and currently consists of the following senior investment professionals: Dwight Scott, Brad Marshall, Steve Kuppenheimer, Rob Zable, Michael Zawadzki, Dan Smith, Rob Horn, Rob Petrini, Louis Salvatore and Paulo Eapen. Others who participate in the Investment Committee process include the members of the Investment Team responsible for sourcing, analyzing and conducting due diligence on the investment and other senior members of Blackstone Credit. For certain investments, generally smaller investments where the Company is participating alongside other lenders in a “club” deal, providing an anchor order or purchasing broadly syndicated loans, the Investment Committee has delegated the authority to make an investment decision to a sub-committee of the full Investment Committee. For broadly syndicated loan investments made by the Company alongside funds within Blackstone Credit’s Liquid Credit Strategies, the portfolio managers of the Company may conduct a joint investment committee with the Liquid Credit Strategies business that follows the investment committee process for the Liquid Credit Strategies business in lieu of the Investment Committee process described above. There are no representatives from other business groups of Blackstone involved in the Company’s Investment Committee process.

Monitoring

Portfolio Monitoring. Active management of our investments is performed by the team responsible for making the initial investment. The Adviser believes that actively managing an investment allows the Investment Team to identify problems early and work with companies to develop constructive solutions when necessary. The Adviser will monitor our portfolio with a focus toward anticipating negative credit events. In seeking to maintain portfolio company performance and help to ensure a successful exit, the Adviser will work closely with, as applicable, the lead equity sponsor, loan syndicator, portfolio company management, consultants, advisers and other security holders to discuss financial position, compliance with covenants, financial requirements and execution of the company’s business plan. In addition, depending on the size, nature and performance of the transaction, we may occupy a seat or serve as an observer on a portfolio company’s board of directors or similar governing body.

Watch List. Typically for its portfolio companies, Blackstone Credit establishes at closing a number of reporting and management tools. These tools include regular reporting on portfolio composition and reporting, calls with CEOs and detailed reports and calls with senior management on a regular basis, and quarterly in-person board meetings and board presentations. All reports and presentations are designed with Blackstone Credit input based on its past experience with private investments. These tools allow Blackstone Credit to identify problems quickly and work to fix them before they impair an investment. In addition, Blackstone Credit maintains a “watch list” for each business under-performing its expectations. Blackstone Credit seeks to approach each situation with the view that working closely with senior management and the shareholders of the company on strategies to remedy problems will ultimately maximize value realization. When, in order to

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maximize our recovery, Blackstone Credit is forced to take positions inconsistent with the company’s shareholders, Blackstone Credit expects to act quickly to enforce its rights.

Blackstone Credit strives to position itself to be able to identify and manage the process surrounding a troubled portfolio company. When companies under-perform, Blackstone Credit generally increases its involvement in the business and works closely with senior management to develop plans to help get performance on track. Blackstone Credit will request more information and will enhance our information quality so that we are aware of any developments. Blackstone Credit’s Investment Committee process is designed to identify red flags of a potential opportunity early and to leverage the collective knowledge of its prior experiences. Blackstone Credit believes that vetting all investments through its Investment Committee, which has deep expertise across industries, differentiates Blackstone Credit and can help it avoid mistakes. Additionally, Blackstone Credit may provide guidance on key management hires or supplement the portfolio company’s board with relevant industry people that Blackstone Credit has worked with previously to engage more deeply in the operations of a portfolio company. Additionally, the GPO team can be leveraged to help reduce costs and augment key leadership positions.

Default/Workout. An important element of Blackstone Credit’s strategy for originated investments is to attempt to structure investments in a manner such that Blackstone Credit will control negotiations should an issuer violate covenants or need to restructure its balance sheet. Blackstone Credit believes that this is typically achieved by ensuring that an investment is at or above the “fulcrum” security, if a restructuring were to occur. A fulcrum security is the security in a company’s capital structure that, if the company were to be liquidated, would be partially repaid. Generally, securities more senior than the fulcrum security would typically be fully repaid in such a liquidation and securities more junior than the fulcrum security would typically receive no recovery in a liquidation. If an investment should default, Blackstone Credit believes it has ample resources necessary to take a company through a restructuring, as many of its investment professionals have restructuring backgrounds.

The Blackstone Credit deal team, along with other creditors and outside counsel, will be responsible for monitoring any defaulting portfolio companies and driving the restructuring processes thereafter. The same Investment Team members who originate an investment remain actively involved, from sourcing through diligence, execution and ongoing management all the way to exit. In the case that an investment requires a heavy workout that results in a board seat and more operational involvement, Blackstone Credit may dedicate or add a senior investment professional to solely focus on the workout situation. This individual will get involved and run the full workout process to allow the other deal team members to focus on new origination and other portfolio companies. Any investment undergoing a workout will also be discussed with portfolio management and the Investment Committee on a regular basis.

Valuation Process. Each quarter, we will value investments in our portfolio, and such values will be disclosed each quarter in reports filed with the SEC. With respect to investments for which market quotations are not readily available, a valuation committee appointed by the Board of Trustees will assist the Board of Trustees in determining the fair value of such investments in good faith, based on procedures adopted by and subject to the supervision of the Board of Trustees.

We will also determine our NAV as of the last day of a month that is not also the last day of a calendar quarter and we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Adviser’s valuation team will generally value such assets at the most recent quarterly valuation unless the Adviser determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). Investments for which market quotations are readily available are recorded at such market quotations.

Managerial Assistance. As a BDC, we must offer, and provide upon request, significant managerial assistance to certain of our portfolio companies except where the Company purchases securities of an issuer in

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conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance, including through the Blackstone Credit Advantage program. The Adviser and the Administrator will provide such managerial assistance on our behalf to portfolio companies that request this assistance. To the extent fees are paid for these services, we, rather than the Adviser, will retain any fees paid for such assistance.

Exit

In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we will invest have stated maturities of five to eight years, based on Blackstone Credit’s past experience, we believe most of these securities will be redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the loan and capital markets have deteriorated.

The Investment Team regularly reviews investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the Adviser’s ability to utilize the entire resources of Blackstone Credit, including the public market traders and research analysts, allows the Adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.

Allocation of Investment Opportunities and Potential Conflicts of Interest

Blackstone Credit, including the Adviser, provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone Credit may establish (other than the Company) (collectively the “Other Blackstone Credit Clients”). In addition, Blackstone provides investment management services to other registered investment companies, investment funds, client accounts and proprietary accounts that Blackstone may establish (together with the Other Blackstone Credit Clients, the “Other Clients”). See “Risk Factors—Risks Related to the Adviser and Its Affiliates; Conflicts of Interest—There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to other clients.”

Blackstone Credit will share any investment and sale opportunities with its other clients and the Company in accordance with the Advisers Act and firm-wide allocation policies, which generally provide for sharing pro rata based on targeted acquisition size or targeted sale size. Subject to the Advisers Act and as further set forth in the prospectus, certain other clients may receive certain priority or other allocation rights with respect to certain investments, subject to various conditions set forth in such other clients’ respective governing agreements.

In addition, as a BDC regulated under the 1940 Act, the Company is subject to certain limitations relating to co-investments and joint transactions with affiliates, which likely in certain circumstances limit the Company’s ability to make investments or enter into other transactions alongside other clients.

Co-Investment Relief

We have in the past co-invested, and in the future may co-invest, with certain affiliates of the Adviser. We have received an exemptive order from the Securities and Exchange Commission (“SEC”) that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain

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funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such order, the board of trustees of the Company (the “Board”) has established objective criteria (“Board Criteria”) clearly defining co-investment opportunities in which the Company will have the opportunity to participate with one or more listed or private Blackstone Credit-managed BDCs (including the Company, the “Blackstone Credit BDCs”), and other public or private Blackstone Credit funds that target similar assets. If an investment falls within the Board Criteria, Blackstone Credit must offer an opportunity for the Blackstone Credit BDCs to participate. The Blackstone Credit BDCs may determine to participate or not to participate, depending on whether Blackstone Credit determines that the investment is appropriate for the Blackstone Credit BDCs (e.g., based on investment strategy). The co-investment would generally be allocated to us, any other Blackstone Credit BDCs and the other Blackstone Credit funds that target similar assets pro rata based on available capital in the applicable asset class. If the Adviser determines that such investment is not appropriate for us, the investment will not be allocated to us, but the Adviser will be required to report such investment and the rationale for its determination for us to not participate in the investment to the Board at the next quarterly board meeting.

Investments

As of the three months ended March 31, 2021 and the years ended December 31, 2020 and December 31, 2019, the fair value of our investments was approximately $6,105.4 million and $5,585.9 million and $3,092.4 million, respectively, in 89 and 81 and 56 portfolio companies, respectively.

The composition of our investment portfolio at cost and fair value is as follows (dollar amounts in thousands):

	March 31, 2021
	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$5,956,489	$5,996,005	98.21%
Second lien debt	40,268	41,732	0.68
Unsecured debt	7,873	7,735	0.13
Equity investments	58,586	59,892	0.98

Total	$6,063,216	$6,105,364	100.00%

	December 31, 2020			December 31, 2019
	Cost	Fair Value	% of Total Investments at Fair Value	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$5,493,561	$5,502,899	98.51%	$3,021,498	$3,046,101	98.50%
Second lien debt	48,979	50,199	0.90	32,782	32,419	1.05
Equity	32,942	32,844	0.59	13,487	13,920	0.45

Total	$5,575,482	$5,585,942	100.00%	$3,067,767	$3,092,440	100.00%

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The industry composition of our investments at fair value is as follows:

	March 31, 2021	December 31, 2020
Aerospace & Defense	6.45%	7.03%
Air Freight & Logistics	5.97	6.44
Building Products	8.37	7.79
Capital Markets	—	0.11
Chemicals	6.56	8.31
Commercial Services & Supplies	7.50	8.16
Communications Equipment	0.08	—
Construction & Engineering	0.87	1.07
Distributors	7.36	8.10
Diversified Financial Services	0.98	1.08
Electrical Equipment	1.40	2.61
Electronic Equipment, Instruments & Components	2.12	2.19
Electric Utilities	0.68	—
Energy Equipment & Services	1.08	1.35
Health Care Equipment & Supplies	—	0.69
Health Care Providers & Services	10.48	9.31
Health Care Technology	4.90	5.50
Hotels, Restaurants & Leisure	0.56	0.77
Industrial Conglomerates	0.49	0.52
Insurance	5.12	2.39
Interactive Media & Services	0.77	0.84
Internet & Direct Marketing Retail	6.57	7.17
IT Services	0.79	1.27
Leisure Products	0.11	—
Machinery	0.46	0.95
Oil, Gas & Consumable Fuels	2.43	2.66
Paper & Forest Products	0.11	0.26
Personal Products	0.89	0.96
Professional Services	3.98	2.32
Real Estate Management & Development	0.89	—
Software	5.49	2.94
Specialty Retail	2.98	3.22
Technology Hardware, Storage & Peripherals	2.33	2.67
Trading Companies & Distributors	0.80	0.86
Transportation Infrastructure	0.43	0.46

Total	100.00%	100.00%

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	December 31, 2020	December 31, 2019
Aerospace & Defense	7.03%	—%
Air Freight & Logistics	6.44	11.00
Building Products	7.79	12.23
Capital Markets	0.11	—
Chemicals	8.31	3.79
Commercial Services & Supplies	8.16	8.55
Construction & Engineering	1.07	4.44
Distributors	8.10	18.51
Diversified Financial Services	1.08	2.51
Electrical Equipment	2.61	—
Electronic Equipment, Instruments & Components	2.19	0.46
Energy Equipment & Services	1.35	2.60
Health Care Equipment & Supplies	0.69	1.78
Health Care Providers & Services	9.31	4.75
Health Care Technology	5.50	0.08
Hotels, Restaurants & Leisure	0.77	1.52
Industrial Conglomerates	0.52	1.01
Insurance	2.39	—
Interactive Media & Services	0.84	1.51
Internet & Direct Marketing Retail	7.17	1.35
IT Services	1.27	3.66
Machinery	0.95	1.63
Media	—	0.95
Oil, Gas & Consumable Fuels	2.66	4.81
Paper & Forest Products	0.26	—
Personal Products	0.96	—
Professional Services	2.32	1.76
Software	2.94	3.03
Specialty Retail	3.22	6.07
Technology Hardware, Storage & Peripherals	2.67	1.06
Trading Companies & Distributors	0.86	0.21
Transportation Infrastructure	0.46	0.73

Total	100.00%	100.00%

The geographic composition of our investments at cost and fair value is as follows (dollar amounts in thousands):

	March 31, 2021
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$5,624,161	$5,661,076	92.72%	170.22%
Canada	404,772	410,249	6.72	12.34
United Kingdom	34,283	34,039	0.56	1.02

Total	$6,063,216	$6,105,364	100.00%	183.58%

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	December 31, 2020
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$5,205,832	$5,209,138	93.25%	159.41%
Canada	267,544	270,126	4.84	8.27
Germany	102,106	106,678	1.91	3.26

Total	$5,575,482	$5,585,942	100.00%	170.94%

	December 31, 2019
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$2,675,743	$2,698,272	87.25%	161.27%
Canada	261,911	263,704	8.53	15.76
Luxembourg	130,113	130,464	4.22	7.80

Total	$3,067,767	$3,092,440	100.00%	184.83%

As of March 31, 2021, December 31, 2020 and December 31, 2019, we had outstanding commitments to fund delayed draw term loans totaling $454.6 million, $432.3 million and $179.4 million, respectively.

See the Consolidated Schedule of Investments, audited and unaudited, as applicable, as of March 31, 2021, December 31, 2020 and December 31, 2019 in our consolidated financial statements accompanying this prospectus for more information on these investments.

Capital Resources and Borrowings

As a RIC, we intend to distribute substantially all of our net income to our shareholders. We anticipate generating cash in the future from the issuance of shares and cash flows from operations, including interest received on our debt investments.

Additionally, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our shares if our asset coverage, as defined in the 1940 Act, is at least equal to 150% immediately after each such issuance. As of March 31, 2021, December 31, 2020 and December 31, 2019, our asset coverage was 212.0%, 230.0% and 215.1%, respectively.

Furthermore, while any indebtedness and senior securities remain outstanding, we must take provisions to prohibit any distribution to our shareholders (which may cause us to fail to distribute amounts necessary to avoid entity-level taxation under the Code), or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. In addition, we must also comply with positive and negative covenants customary for these types of facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.”

Warehousing Transactions

We entered into two warehousing transactions whereby we agreed, subject to certain conditions, to purchase certain assets from parties unaffiliated with the Adviser. Such warehousing transactions were designed to assist us in deploying capital upon receipt of drawdown proceeds. One of these warehousing transactions related primarily to originated or anchor investments in middle market loans (the “Middle Market Warehouse”). The other warehouse related primarily to broadly syndicated loans (the “Syndicated Warehouse” and, together with the Middle Market Warehouse, the “Warehousing Transactions”) prior to the acquisition of the equity interests of the Syndicated Warehouse by us and merger of the Syndicated Warehouse with our wholly-owned subsidiary, as described below. Both the Middle Market Warehouse and the Syndicated Warehouse have been terminated.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Distributions

We generally intend to distribute substantially all of our available earnings annually by paying distributions on a quarterly basis, as determined by the Board in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. We anticipate that our distributions will generally be paid from post-offering taxable earnings, including interest and capital gains generated by our investment portfolio, and any other income, including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees, that we receive from portfolio companies. However, if we do not generate sufficient taxable earnings during a year, all or part of a distribution may constitute a return of capital. The specific tax characteristics of our dividends and other distributions are reported to shareholders after the end of each calendar year.

Our Private Offering

Prior to this offering, the Company conducted a private offering (the “Private Offering”) of its common shares (i) to accredited investors, as defined in Regulation D under the Securities Act of 1933, as amended (the “1933 Act”), and (ii) in the case of shares sold outside the United States, to persons that are not “U.S. persons,” as defined in Regulation S under the 1933 Act, in reliance on exemptions from the registration requirements of the 1933 Act. At each closing of the Private Offering, each investor made a capital commitment (“Capital Commitment”) to purchase common shares pursuant to a subscription agreement entered into with the Company. Investors were required to fund drawdowns to purchase the Company’s shares up to the amount of their Capital Commitments on an as-needed basis each time the Company delivered a notice to investors.

On October 31, 2018, the Company began its initial period of closing of capital commitments (“Initial Closing Period”) which ended on October 31, 2020. The Company commenced its loan origination and investment activities on November 20, 2018, the date of receipt of the initial drawdown from investors in the Private Offering (the “Initial Drawdown Date”). As of March 31, 2021, the Company had received Capital Commitments totaling $3,926.3 million ($713.3 million remaining undrawn), of which $80.0 million ($8.0 million remaining undrawn) were from affiliates of the Adviser.

On                , 2021, we delivered a capital drawdown notice to our investors relating to the sale of                common shares for an aggregate offering price of $                million, our then current net asset value. The sale of these shares closed on                , 2021. Following this capital call, we do not have any remaining undrawn capital commitments. See “Recent Developments – Capital Drawdown Notice.”

Competition

We compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in middle market private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market private U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in middle market private U.S. companies is underserved by traditional commercial banks and other financial sources. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC.

For additional information concerning the competitive risks we face, see “Risk Factors—Risks Related To Our Business And Structure.”

Investment Advisory Agreement

On October 1, 2018, we entered into the Investment Advisory Agreement, pursuant to which the Adviser manages the Company on a day-to-day basis. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring its investments and portfolio companies on an ongoing basis. See “Management and Other Agreements — Investment Advisory Agreement” for further information.

Administration Agreement

On October 1, 2018, we entered into an Administration Agreement with the Administrator, which was re-approved by the Board, including a majority of our Independent Trustees, on May 6, 2021. Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for its costs, expenses and allocable portion of overhead (including compensation of personnel performing administrative duties) in connection with the services performed for us pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator has hired a sub-administrator to assist in the provision of administrative services. The sub-administrator receives compensation for its provision of sub-administrative services under a sub-administration agreement. See “Management and Other Agreements — Administration Agreement” for further information.

Affiliated Transactions

We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without prior approval of the directors who are not interested persons, and in some cases, the prior approval of the SEC. We, the Adviser and certain of our affiliates have been granted exemptive relief by the SEC to co-invest with other funds managed by the Adviser or its affiliates in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Pursuant to such exemptive relief, we generally are permitted to co-invest with certain of our affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of our independent directors make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to be paid, are reasonable and fair to us and our shareholders and do not involve overreaching of us or our shareholders on the part of any person concerned, (2) the transaction is consistent with

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

the interests of our shareholders and is consistent with our investment objective and strategies, and (3) the investment by our affiliates would not disadvantage us, and our participation would not be on a basis different from or less advantageous than that on which our affiliates are investing. The Adviser’s investment allocation policy incorporates the conditions of the exemptive relief.

Share Repurchase Plan

On                , 2021, our Board approved the Company 10b5-1 Plan, to acquire up to $                million in the aggregate of our common shares at prices below our net asset value per share over a specified period, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Exchange Act. We intend to put the Company 10b5-1 Plan in place because we believe that, in the current market conditions, if our common shares are trading below our then-current net asset value per share, it is in the best interest of our shareholders for us to reinvest in our portfolio.

The Company 10b5-1 Plan is intended to allow us to repurchase our common shares at times when we otherwise might be prevented from doing so under insider trading laws. The Company 10b5-1 Plan requires                , as our agent, to repurchase common shares on our behalf when the market price per share is below the most recently reported net asset value per share (including any updates, corrections or adjustments publicly announced by us to any previously announced net asset value per share). Under the Company 10b5-1 Plan, the agent will increase the volume of purchases made as the price of our common shares declines, subject to volume restrictions. The timing and amount of any share repurchases will depend on the terms and conditions of the Company 10b5-1 Plan, the market price of our common shares and trading volumes, and no assurance can be given that any particular amount of common shares will be repurchased.

The purchase of shares pursuant to the Company 10b5-1 Plan is intended to satisfy the conditions of Rule 10b5-1 and Rule 10b-18 under the Exchange Act, and will otherwise be subject to applicable law, including Regulation M, which may prohibit purchases under certain circumstances.

The Company 10b5-1 Plan is intended to commence 30 calendar days after the closing of this offering and terminate upon the earliest to occur of (i)        -months (tolled for periods during which the Company 10b5-1 Plan is suspended), (ii) the end of the trading day on which the aggregate purchase price for all shares purchased under the Company 10b5-1 Plan equals $                and (iii) the occurrence of certain other events described in the Company 10b5-1 Plan.

Human Resource Capital

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Advisory Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described herein is employed by the Adviser or its affiliates. Our day-to-day investment operations are managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio are provided by investment professionals employed by the Adviser or its affiliates. The Investment Team focuses on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. See “Management and Other Agreements — Investment Advisory Agreement” and “Management and Other Agreements — Administration Agreement.”

Regulation as a Business Development Company

We are an externally managed, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We have elected to be treated, and intend to qualify annually, as a RIC under the Code for U.S. federal income tax purposes. As a BDC and a RIC, we are required to comply with certain regulatory requirements. As a BDC, at least 70% of our assets must be assets of the type listed in Section 55(a) of the 1940 Act, as described herein. See “Regulation” for further information.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Taxation as a Regulated Investment Company

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of the sum of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from corporate-level U.S. federal income taxes.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on any undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of:

•	98% of its ordinary income for the calendar year;

•	98.2% of its capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year; and

•	100% of any undistributed income from prior years.

For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

SENIOR SECURITIES

Information about the Company’s senior securities is shown as of the dates indicated in the below table. This information about the Company’s senior securities should be read in conjunction with the Company’s audited consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” The report of our independent registered public accounting firm on the senior securities table as of December 31, 2020, December 31, 2019 and December 31, 2018 is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Period	Total Amount Outstanding Exclusive of Treasury Securities (1) ($in millions)	Asset Coverage per Unit (2) ($in millions)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Subscription Facility(5)
March 31, 2021 (unaudited)	$—	$—	—	N/A
December 31, 2020	—	—	—	N/A
December 31, 2019	119.8	2,151	—	N/A
December 31, 2018	—	—	—	N/A
Jackson Hole Funding Facility
March 31, 2021 (unaudited)	$377.6	$2,120	—	N/A
December 31, 2020	362.3	2,300	—	N/A
December 31, 2019	514.2	2,151	—	N/A
December 31, 2018	120.0	2,278	—	N/A
Breckenridge Funding Facility
March 31, 2021 (unaudited)	$453.3	$2,120	—	N/A
December 31, 2020	569.0	2,300	—	N/A
December 31, 2019	820.3	2,151	—	N/A
December 31, 2018	65.0	2,278	—	N/A
Big Sky Funding Facility
March 31, 2021 (unaudited)	$243.7	$2,120	—	N/A
December 31, 2020	200.3	2,300	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
Revolving Credit Facility
March 31, 2021 (unaudited)	$294.1	$2,120	—	N/A
December 31, 2020	182.9	2,300	—	N/A
December 31, 2019	—	—	—	N/A
2023 Notes
March 31, 2021 (unaudited)	$400.0	$2,120	—	N/A
December 31, 2020	400.0	2,300	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
2026 Notes
March 31, 2021 (unaudited)	$800.0	$2,120	—	N/A
December 31, 2020	800.0	2,300	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A
New 2026 Notes(6)
March 31, 2021 (unaudited)	$400.0	$2,120	—	N/A
December 31, 2020	—	—	—	N/A
December 31, 2019	—	—	—	N/A
December 31, 2018	—	—	—	N/A

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.
(2)

Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3)	The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it.
(4)	Not applicable because the senior securities are not registered for public trading.
(5)	The Subscription Facility was terminated on November 3, 2020.
(6)	Excludes the issuance of $300,000,000 in aggregate principal amount of 2.750% Notes on April 27, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

PORTFOLIO COMPANIES

The following table sets forth certain information as of March 31, 2021 for each portfolio company in which the Company had an investment. Percentages shown for class of securities held by the Company represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.

The Board of Trustees of the Company (the “Board”) approved the valuation of the Company’s investment portfolio, as of March 31, 2021, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Company’s documented valuation policy that has been reviewed and approved by the Board, who also approve in good faith the valuation of such securities as of the end of each quarter. For more information relating to the Company’s investments, see the Company’s financial statements included in this prospectus.

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Abaco Energy Technologies, LLC (4)(12) 999 Bryan Street Suite 900 Dallas TX 75201 United States	Energy Equipment & Services	First Lien Debt	L + 7.00%	8.50%	10/4/2024		50,381	49,321	46,603	1.40%

Albireo Energy, LLC (4)(5)(7)(10) 3 Ethel Road, Suite 300, Edison, NJ 08817	Electronic Equipment, Instruments & Components	First Lien Debt	L + 6.00%	7.00%	12/23/2026		116,833	114,153	115,124	3.46%

ALKU, LLC (4)(7)(9) 200 Brickstone Square, Suite 503, Andover, MA 01810	Professional Services	First Lien Debt	L + 5.25%	6.00%	3/1/2028		112,485	111,395	111,273	3.35%

Apex Tool Group, LLC (11) 910 Ridgebrook Road Suite 200 Sparks MD 21152 United States	Machinery	First Lien Debt	L + 5.25%	6.50%	8/1/2024		28,117	27,370	28,150	0.85%

APFS Staffing Holdings, Inc. (8) 125 S. Wacker Drive, Suite 2700 Chicago, IL 60606 United States	Professional Services	First Lien Debt	L + 4.75%	4.86%	4/15/2026		18,155	17,892	18,104	0.54%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
BPPH2 Limited (4)(5)(6)(8) One Wood Street, London, EC2V 7WS	Professional Services	First Lien Debt	L + 6.75%	6.82%	3/2/2028		£25,500	34,283	34,039	1.02%
Bungie, Inc. (4)(10) 550 106th Ave NE, Ste 207 Bellevue, WA 98004 United States	Interactive Media & Services	First Lien Debt	L + 6.25%	7.25%	8/28/2024		47,200	46,718	47,200	1.42%
Bution Holdco 2, Inc. (4)(10) 510 Madison Avenue, 19/F, New York, NY 10022 United States	Distributors	First Lien Debt	L + 6.25%	7.25%	10/17/2025		102,802	101,245	100,746	3.03%
Capstone Logistics, LLC (5)(7)(10) 30 Technology Parkway South, Suite 200, Peachtree Corner, GA 30092	Transportation Infrastructure	First Lien Debt	L + 4.75%	5.75%	11/12/2027		3,045	3,014	3,064	0.09%
Convergeone Holdings, Inc. (8) 0900 Nesbitt Avenue South Bloomington MN 55437 United States	Electronic Equipment, Instruments & Components	First Lien Debt	L + 5.00%	5.11%	1/4/2026		14,580	14,172	14,122	0.42%
COP Home Services TopCo IV, Inc. (4)(5)(10) 3150 E Birch St., Brea, CA 92821	Construction & Engineering	Second Lien Debt	L + 8.75%	9.75%	12/31/2028		6,061	5,929	5,970	0.18%
COP Home Services TopCo IV, Inc. (4)(5)(7)(10) 3150 E Birch St., Brea, CA 92821	Construction & Engineering	First Lien Debt	L + 5.00%	6.00%	12/31/2027		17,049	16,390	16,498	0.50%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Corfin Holdings, Inc. (4)(10) 1050 Perimeter Road, Manchester, NH 03103 United States	Aerospace & Defense	First Lien Debt	L + 6.00%	7.00%	2/5/2026		202,950	199,670	202,443	6.09%

CustomInk, LLC (4)(10) 2910 District Avenue Fairfax VA 22031 United States	Specialty Retail	First Lien Debt	L + 6.21%	7.21%	5/3/2026		133,125	131,231	130,463	3.92%

Dana Kepner Company, LLC (4)(7)(10) 700 Alcott St. Denver, CO 80204	Distributors	First Lien Debt	L + 6.25%	7.25%	12/29/2026		71,488	70,119	70,058	2.11%
DCA Investment Holdings, LLC (4)(7)(9) 6240 Lake Osprey Drive, Sarasota, FL 34240	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.00%	3/12/2028		22,090	21,714	21,711	0.65%

DCG Acquisition Corp. (4)(5)(8) 3630 East Kemper Road Sharonville, OH 45241 United States	Chemicals	First Lien Debt	L + 4.50%	4.61%	9/30/2026		34,911	34,650	34,868	1.05%

DCG Acquisition Corp. (4)(7)(10) 3630 East Kemper Road Sharonville, OH 45241 United States	Chemicals	First Lien Debt	L + 7.50%	8.50%	9/30/2026		39,700	38,827	43,273	1.30%

Deliver Buyer, Inc. (10) 3955 East Blue Lick Road, Louisville, KY 40229 United States	Technology Hardware, Storage & Peripherals	First Lien Debt	L + 6.25%	7.25%	5/1/2024		49,750	48,539	50,154	1.51%

Diligent Corporation (4)(10) 111 West 33rd St., 16th Floor, New York, NY 10120	Software	First Lien Debt	L + 5.75%	6.75%	8/4/2025		60,000	59,160	59,149	1.78%

Donuts, Inc. (4)(10)(15) 10500 NE 8th Street Suite 750, Bellevue, WA 98004	Internet & Direct Marketing Retail	First Lien Debt	L + 6.00%	7.00%	12/29/2026		368,228	361,176	360,863	10.85%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Eagle Midstream Canada Finance, Inc. (4)(6)(12) 222 3rd Avenue S.W. Suite 900 Calgary, Alberta T2P 0B4 Canada	Oil, Gas & Consumable Fuels	First Lien Debt	L + 6.25%	7.75%	11/26/2024		150,862	149,209	148,599	4.47%

Edifecs, Inc. (4)(10) 756 114TH AVE SE BELLEVUE WA 98004 United States	Health Care Technology	First Lien Debt	L + 7.50%	8.50%	9/21/2026		223,074	217,986	221,959	6.67%

EIS Buyer, LLC (4)(12) 2018 Powers Ferry Road, Suite 400 Atlanta, Georgia 30339 United States	Distributors	First Lien Debt	L + 6.25%	7.75%	9/30/2025		81,617	80,394	79,169	2.38%

Electronics For Imaging, Inc. (8) 6750 Dumbarton Circle Fremont CA 94555 United States	Technology Hardware, Storage & Peripherals	First Lien Debt	L + 5.00%	5.11%	7/23/2026		24,963	23,637	23,572	0.71%

Endure Digital, Inc. (5)(8) 10 Corporate Drive, Burlington, MA 01803	IT Services	Unsecured Debt	6.00%	6.00%	2/15/2029		3,125	3,125	3,058	0.09%

Epicor Software Corp. (5)(10) 804 Las Cimas Parkway Austin TX 78746 United States	Software	Second Lien Debt	L + 7.75%	8.75%	7/31/2028		11,186	11,032	11,592	0.35%

Epoch Acquisition, Inc. (4)(10) 4600 Lena Drive Mechanicsburg, PA 17055 United States	Health Care Providers & Services	First Lien Debt	L + 6.75%	7.75%	10/4/2024		24,750	24,550	24,750	0.74%
Excel Fitness Holdings, Inc. (10) 8015 Sharon Road Volente TX 78641 United States	Hotels, Restaurants & Leisure	First Lien Debt	L + 5.25%	6.25%	10/7/2025		35,909	34,688	34,394	1.03%

Fastlane Parent Company, Inc. (8) 600 E, Las Colinas Blvd., Ste 400 Irving, TX 75039 United States	Distributors	First Lien Debt	L + 4.50%	4.61%	2/4/2026		7,462	7,359	7,471	0.22%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Fencing Supply Group Acquisition, LLC (4)(5)(7)(10) 211 Perimeter Center Pkwy NE #250 Dunwoody, GA 30346	Building Products	First Lien Debt	L + 6.00%	7.00%	2/26/2027		53,924	52,671	52,669	1.58%
GI Revelation Acquisition, LLC (8) 1828 L St. NW Suite 1070 Washington, DC 20036 United States	Professional Services	First Lien Debt	L + 5.00%	5.11%	4/16/2025		32,081	30,068	32,188	0.97%
Healthcomp Holding Company, LLC (4)(5)(7)(10) 621 Santa Fe Ave. Fresno, CA 93721	Health Care Providers & Services	First Lien Debt	L + 6.00%	7.00%	10/27/2026		87,082	84,789	85,702	2.58%
IEA Energy Services, LLC (8) 6325 Digital Way Suite 460 Indianapolis IN 46278 United States	Construction & Engineering	First Lien Debt	L + 6.75%	6.95%	9/25/2024		30,517	29,485	30,612	0.92%
Integrity Marketing Acquisition, LLC (4)(5)(7)(10) 2300 Highland Village Suite 300 Highland Village, TX 75077 United States	Insurance	First Lien Debt	L + 6.25%	7.25%	8/27/2025		35,396	34,454	34,598	1.04%
Jacuzzi Brands, LLC (4)(10) 3925 City Center Drive Suite 200 Chino Hills CA 91709 United States	Building Products	First Lien Debt	L + 6.50%	7.50%	2/25/2025		94,817	93,640	93,632	2.82%
Jayhawk Buyer, LLC (4)(7)(10) 8717 West 110th Street, Suite 300 Overland Park, KS 66210	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.75%	10/15/2026		116,114	113,375	114,658	3.45%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units		Cost (3)	Fair Value	Percentage of Net Assets
Jones Deslauriers Insurance Management, Inc. (4)(5)(6)(7)(9)	Insurance	First Lien Debt	L + 4.25%	5.00%	3/28/2028		C$	54,541	42,701	43,979	1.32%
2375 Skymark Avenue, Mississauga, Ontario L4W 4Y6
Jones Deslauriers Insurance Management, Inc. (4)(5)(6)(7)(9)	Insurance	Second Lien Debt	L + 7.50%	8.25%	3/26/2029		C$	25,495	19,859	20,617	0.62%
2375 Skymark Avenue, Mississauga, Ontario L4W 4Y6
JSS Holdings, Inc. (4)(10)(14) 180 North Stetson, 29th Floor, Chicago, IL 60601 United States	Commercial Services & Supplies	First Lien Debt	L + 6.25 (incl. 2.00% PIK)%	7.25%	12/17/2027			327,992	323,298	323,072	9.71%

Latham Pool Products, Inc. (8) 787 Watervliet Shaker Road Latham NY 2110 United States	Building Products	First Lien Debt	L + 6.00%	6.11%	6/18/2025			78,062	76,353	78,197	2.35%

LD Lower Holdings, Inc. (4)(7)(10) 8201 Greensboro Drive, Suite 717 Mclean, VA 22102-3810 United States	Software	First Lien Debt	L + 6.50%	7.50%	2/8/2026			119,875	117,546	117,478	3.53%

Lew’s Intermediate Holdings, LLC (4)(8) 209 Stoneridge Dr, Columbia, South Carolina 29210	Leisure Products	First Lien Debt	L + 5.00%	5.21%	1/26/2028			6,600	6,535	6,633	0.20%

Lindstrom, LLC (4)(10) 2950 100th Court Northeast Blaine MN 55449 United States	Building Products	First Lien Debt	L + 6.25%	7.25%	4/7/2025			129,404	127,750	129,404	3.89%

Livingston International, Inc. (4)(6)(10)	Air Freight & Logistics	First Lien Debt	L + 5.75%	6.75%	4/30/2026			121,828	118,315	121,218	3.64%
The West Mall Suite 400 Toronto ON M9C 5K7 Canada

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Lytx, Inc. (4)(7)(10) 9785 Towne Centre Drive San Diego CA 92121 United States	Technology Hardware, Storage & Peripherals	First Lien Debt	L + 6.00%	7.00%	2/28/2026		69,139	68,228	68,280	2.05%

MAG DS Corp. (4)(10) 3580 Groupe Drive Suite 200 Woodbridge VA 22192 United States	Aerospace & Defense	First Lien Debt	L + 5.50%	6.50%	4/1/2027		87,387	79,726	85,858	2.58%

Mode Purchaser, Inc. (4)(10) 17330 Preston Rd., Suite 200 C Dallas, TX 75252 United States	Air Freight & Logistics	First Lien Debt	L + 6.25%	7.25%	12/9/2026		176,542	173,672	170,804	5.14%

Monroe Capital Holdings, LLC (4)(7)(10) 311 South Wacker Drive 64th Floor Chicago IL 60606 United States	Health Care Providers & Services	First Lien Debt	L + 6.75%	7.75%	9/8/2026		107,665	105,724	106,588	3.20%

MRI Software, LLC (4)(5)(7)(10) 28925 Fountain Parkway Solon OH 44139 United States	Software	First Lien Debt	L + 5.50%	6.50%	2/10/2026		24,350	24,120	24,324	0.73%

NDC Acquisition Corp. - Revolving Term Loan (4)(5)(7)(10) 402 BNA Drive, Suite 500, Nashville, TN 37217	Distributors	First Lien Debt	L + 5.75%	6.75%	3/9/2027		514	421	420	0.01%

NDC Acquisition Corp. (4)(10) 402 BNA Drive, Suite 500, Nashville, TN 37217	Distributors	First Lien Debt	L + 5.75%	6.75%	3/9/2027		22,500	21,888	21,881	0.66%

NIC Acquisition Corp. (5)(9) 150 Dascomb Road Andover, MA 01810	Chemicals	Second Lien Debt	L + 7.75%	8.50%	12/29/2028		3,500	3,448	3,553	0.11%
NIC Acquisition Corp. (9) 150 Dascomb Road Andover, MA 01810	Chemicals	First Lien Debt	L + 3.75%	4.50%	12/29/2027		735	732	737	0.02%
NMC Crimson Holdings, Inc. (4)(7)(9) 1050 Winter Street, Suite 2700 Waltham, MA 02451	Health Care Technology	First Lien Debt	L + 6.00%	6.75%	3/1/2028		71,173	68,599	68,567	2.06%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Odyssey Holding Company, LLC (4)(10) 100 Winners Circle Suite 440 Brentwood, TN 37027 United States	Health Care Providers & Services	First Lien Debt	L + 5.75%	6.75%	11/16/2025		18,898	18,690	18,898	0.57%

Omni Intermediate Holdings, LLC - Revolving Term Loan (4)(5)(7)(11) 3100 Olympus Blvd, Suite 420, Dallas, TX 75019	Air Freight & Logistics	First Lien Debt	L + 6.00%	7.25%	12/30/2025		35	22	34	0.00%

Omni Intermediate Holdings, LLC (4)(5)(7)(10) 3100 Olympus Blvd, Suite 420, Dallas, TX 75019	Air Freight & Logistics	First Lien Debt	L + 5.00%	6.00%	12/30/2026		5,000	4,880	4,938	0.15%

Park Place Technologies, LLC (10) 5910 Landerbrook Drive, Mayfield Heights, OH 44124	IT Services	First Lien Debt	L + 5.00%	6.00%	11/10/2027		45,000	43,296	45,000	1.35%

Party City Holdings, Inc. (6)(8) 80 Grasslands Road Elmsford, NY 10523	Specialty Retail	First Lien Debt	L + 8.75%	8.75%	2/15/2026		1,416	1,416	1,461	0.04%

Paula’s Choice Holdings, Inc. (4)(10) 705 5th Ave S, Ste 200 Seattle, WA 98104	Personal Products	First Lien Debt	L + 6.25%	7.25%	11/17/2025		54,656	53,263	54,520	1.64%

PaySimple, Inc. (8) 515 Wynkoop Street Suite 250 Denver CO 80202 United States	Software	First Lien Debt	L + 5.50%	5.62%	8/23/2025		61,555	59,946	61,401	1.85%

Pixelle Specialty Solutions, LLC (10) 228 South Main Street Spring Grove, PA 17362 United States	Paper & Forest Products	First Lien Debt	L + 6.50%	7.50%	10/31/2024		6,929	6,824	6,944	0.21%

Plantronics, Inc. (5)(6)(8) 345 Encinal Street Santa Cruz, California 95060	Communications Equipment	Unsecured Debt	4.75%	4.75%	3/1/2029		4,748	4,748	4,677	0.14%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Polymer Additives, Inc. (8) 5929 Lakeside Blvd Indianapolis IN 46278 United States	Chemicals	First Lien Debt	L + 6.00%	6.21%	7/31/2025		29,377	28,385	26,903	0.81%

Progress Residential PM Holdings, LLC (4)(7)(9) 7500 N Dobson Rd., Suite 300 Scottsdale, AZ 85256	Real Estate Management & Development	First Lien Debt	L + 6.25%	7.00%	2/16/2028		55,898	54,525	54,501	1.64%

Project Ruby Ultimate Parent Corp. (9) 11711 West 79th Street Lenexa, Kansas 62214	Health Care Technology	First Lien Debt	L + 3.25%	4.00%	3/3/2028		8,612	8,569	8,590	0.26%

PSS Industrial Group Corp. (4)(12) 010 Lamar Street Suite 710 Houston TX 77002 United States	Distributors	First Lien Debt	L + 8.00 (incl. 2.00% PIK)%	9.50%	4/10/2025		55,952	53,149	44,762	1.35%

Qualus Power Services Corp. (4)(7)(10) 4040 Rev Drive Cincinatti, OH 45232	Electric Utilities	First Lien Debt	L + 5.50%	6.50%	3/26/2027		42,750	41,490	41,487	1.25%

R1 Holdings, LLC (4)(10) One Kellaway Drive Randolph, MA 02368 United States	Air Freight & Logistics	First Lien Debt	L + 6.00%	7.06%	1/2/2026		57,523	56,837	57,523	1.73%

SEKO Global Logistics Network, LLC (4)(5)(7)(10) 1100 N. Arlington Heights Rd., Itasca, IL 60143	Air Freight & Logistics	First Lien Debt	L + 5.00%	6.00%	12/30/2026		4,688	4,601	4,599	0.14%

SelectQuote, Inc. (4)(9) 6800 West 115th Street Suite 2511 Overland Park KS 66211 United States	Diversified Financial Services	First Lien Debt	L + 5.00%	5.75%	11/5/2024		59,714	58,253	59,714	1.80%

SG Acquisition, Inc. (4)(8) 2635 Century Parkway Northeast Suite 900 Atlanta GA 30345 United States	Insurance	First Lien Debt	L + 5.75%	5.86%	1/27/2027		99,704	98,046	98,208	2.95%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Shoals Holdings, LLC (4)(10) 1400 Shoals Way Portland, TN 37148	Electrical Equipment	First Lien Debt	L + 3.25%	4.25%	11/25/2026		85,161	83,120	85,587	2.57%
Shutterfly, LLC (10) 2800 Bridge Parkway Redwood City CA 94065 United States	Internet & Direct Marketing Retail	First Lien Debt	L + 6.00%	7.00%	9/25/2026		26,457	24,580	26,592	0.80%

Shutterfly, LLC (10) 2800 Bridge Parkway Redwood City CA 94065 United States	Internet & Direct Marketing Retail	First Lien Debt	L + 6.50%	7.50%	9/25/2026		13,550	13,649	13,584	0.41%

Spencer Spirit Holdings, Inc. (8) 6826 Black Horse Pike, Egg Harbor Township, NJ 08234 United States	Specialty Retail	First Lien Debt	L + 6.00%	6.11%	6/19/2026		45,037	43,035	44,924	1.35%

Spireon, Inc. (4)(10) 6802 Aston Street Irvine CA 92606 United States	Transportation Infrastructure	First Lien Debt	L + 6.50%	7.50%	10/4/2024		22,904	22,735	22,904	0.69%

Spitfire Parent, Inc. (4)(7)(10) 10161 Park Run Drive, Suite 150, Las Vegas, Nevada	Software	First Lien Debt	L + 5.50%	6.50%	3/11/2027		44,000	42,982	42,972	1.29%

Tailwind Colony Holding Corporation (4)(10) 269 South Lambert Road Orange, CT 06512 United States	Distributors	First Lien Debt	L + 7.50%	8.50%	11/13/2024		32,964	32,640	31,975	0.96%

Tailwind Smith Cooper Intermediate Corporation (8) 485 Lexington Avenue, 23rd Floor New York, NY 10017 United States	Industrial Conglomerates	First Lien Debt	L + 5.00%	5.11%	5/28/2026		30,605	29,714	30,004	0.90%

TCFI AEVEX, LLC (4)(7)(10) 440 Stevens Ave. Ste 150 Solana Beach, CA 92075 United States	Aerospace & Defense	First Lien Debt	L + 6.00%	7.00%	3/18/2026		101,763	99,928	100,614	3.03%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Tetra Technologies, Inc. (4)(6)(10) 24955 Interstate 45 North The Woodlands TX 77380 United States	Energy Equipment & Services	First Lien Debt	L + 6.25%	7.25%	9/10/2025		20,098	19,998	19,043	0.57%
The Action Environmental Group, Inc. (4)(7)(11) 451 Frelinghuysen Avenue Newark NJ 07114 United States	Commercial Services & Supplies	First Lien Debt	L + 6.00%	7.25%	1/16/2026		117,976	115,914	113,257	3.41%

The Cook & Boardman Group, LLC (10) 3064 Salem Industrial Drive Winston Salem NC 27127 United States	Trading Companies & Distributors	First Lien Debt	L + 5.75%	6.75%	10/17/2025		50,104	49,747	48,934	1.45%

The GI Alliance Management, LLC (4)(10) 8267 Elmbrook Drive, Ste. 200 Dallas, TX 75247 United States	Health Care Providers & Services	First Lien Debt	L + 6.25%	7.25%	11/4/2024		274,248	268,368	267,392	8.04%

The Wolf Organization, LLC (4)(10) 20 West Market Street York PA 7405 United States	Building Products	First Lien Debt	L + 6.50%	7.50%	9/3/2026		95,499	94,025	95,499	2.87%

Titan Investment Company, Inc. (4)(5)(8) 6130 Sprint Parkway, Overland Park, KS 66211	Professional Services	First Lien Debt	L + 5.75%	5.94%	3/20/2027		42,784	40,792	42,784	1.29%

Unified Door & Hardware Group, LLC (4)(10) 1650 Suckle Highway Pennsauken, NJ 08110 United States	Distributors	First Lien Debt	L + 6.25%	7.25%	6/30/2025		90,832	89,282	90,832	2.73%

USALCO, LLC (4)(11) 2601 Cannery Avenue Baltimore MD 21226 United States	Chemicals	First Lien Debt	L + 6.50%	7.75%	6/1/2026		35,604	34,924	34,891	1.05%

USALCO, LLC (4)(7)(11) 2601 Cannery Avenue Baltimore MD 21226 United States	Chemicals	First Lien Debt	L + 7.25%	8.50%	6/1/2026		166,333	162,508	168,130	5.07%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units		Cost (3)	Fair Value	Percentage of Net Assets
VDM Buyer, Inc. (4)(8) One North Transit Road Lockport, NY 14094 United States	Chemicals	First Lien Debt	L + 6.00%	6.22%	4/22/2025			€23,962	26,607	27,318	0.82%
VDM Buyer, Inc. (4)(8) One North Transit Road Lockport, NY 14094 United States	Chemicals	First Lien Debt	L + 6.75%	6.98%	4/22/2025			62,929	62,078	61,041	1.84%

Veregy Consolidated, Inc. (10) 23325 N. 23rd Ave, Suite 120 Phoenix, AZ 85027	Commercial Services & Supplies	First Lien Debt	L + 6.00%	7.00%	11/2/2027			21,259	20,703	21,392	0.64%
VT Topco, Inc. (8) 290 West Mount Pleasant Avenue, Suite 3200 Livingston, NJ 07039 United States	Professional Services	First Lien Debt	L + 3.50%	3.61%	8/1/2025			4,853	4,568	4,803	0.14%

Westland Insurance Group LTD (4)(5)(6)(10) 200, 2121 – 160th Street, Surrey, BC	Insurance	First Lien Debt	L + 7.00%	8.00%	1/5/2027			42,483	38,773	39,617	1.19%

Westland Insurance Group LTD (4)(5)(6)(7)(10) 200, 2121 – 160th Street, Surrey, BC	Insurance	First Lien Debt	L + 7.00%	8.00%	1/5/2027		C$	68,432	49,043	51,536	1.55%

Windows Acquisition Holdings, Inc. (4)(5)(10) 235 Sunshine Road Royal, AR 71968	Building Products	First Lien Debt	L + 6.50%	7.50%	12/29/2026			62,838	61,635	61,581	1.85%

Blackstone Donegal Holdings LP - LP Interests (Westland Insurance Group LTD) (4)(5)(6)(13) 200, 2121 – 160th Street, Surrey, BC	Insurance	LP Interests				18.75%			25,645	24,299	0.73%

Corfin Holdco, Inc. - Common Stock (4) 1050 Perimeter Road, Manchester, NH 03103 United States	Aerospace & Defense	Common Stock				2.74%		2,137,866	4,767	5,131	0.15%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Name and Address of Portfolio Company (1)(5)	Industry	Type of Investment	Reference Rate and Spread	Interest Rate (2)	Maturity Date	% of Class	Par Amounts/ Units	Cost (3)	Fair Value	Percentage of Net Assets
CustomInk, LLC - Series A Preferred Units (4) 2910 District Avenue Fairfax VA 22031 United States	Specialty Retail	Series A Preferred Units				1.05%	384,520	5,200	5,003	0.15%

EIS Acquisition Holdings, LP - Class A Common Units (4) 2018 Powers Ferry Road, Suite 400 Atlanta, Georgia 30339 United States	Distributors	Class A Common Units				56.00%	7,519	1,773	1,873	0.06%

Mermaid Equity Co. L.P. - Class A-2 Common Units (4) 100 Pall Mall, St. James’s, London, SW1Y 5NQ	Software	Class A-2 Common Units				17.39%	14,849,355	14,849	16,780	0.50%
Mermaid EquityCo L.P. - Class B Units (4) 100 Pall Mall, St. James’s, London, SW1Y 5NQ	Software	Warrants				19.80%	4,550,697	865	1,320	0.04%

Mode Holdings, L.P. - Class A-2 Common Units (4) 17330 Preston Rd., Suite 200 C Dallas, TX 75252 United States	Air Freight & Logistics	Class A-2 Common Units				9.21%	5,486,923	5,487	5,487	0.16%

(1)

Unless otherwise indicated, issuers of debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments, while the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)

Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either LIBOR (“L”) or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of March 31, 2021. As of March 31, 2021, the reference rates for our variable rate loans were the 30-day L at 0.11%, the 90-day L at 0.19% and the 180-day L at 0.21% and P at 3.25%. Variable rate loans typically include an interest reference rate floor feature, which is generally 1.00%. As of March 31, 2021, 88.2% of the portfolio at fair value had a base rate floor above zero.

(3)	The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with U.S. GAAP.
(4)

These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees, pursuant to the Company’s valuation policy.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

(5)

These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(6)

The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of March 31, 2021, non-qualifying assets represented 10.4% of total assets as calculated in accordance with regulatory requirements.

(7)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may earn unused commitment fees. Negative cost and fair value, if any, results from unamortized fees, which are capitalized to the cost of the investment. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
First and Second Lien Debt
Albireo Energy, LLC	Delayed Draw Term Loan	6/23/2022	$45,043	$(450)
Albireo Energy, LLC	Revolver	12/23/2026	9,009	(90)
ALKU, LLC	Revolver	3/1/2027	8,658	—
Capstone Logistics, LLC	Delayed Draw Term Loan	11/12/2027	547	—
COP Home Services TopCo IV, Inc.	Delayed Draw Term Loan	12/31/2022	2,440	(92)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	1,941	(62)
Dana Kepner Company, LLC	Delayed Draw Term Loan	12/29/2021	29,861	—
DCA Investment Holding, LLC	Delayed Draw Term Loan	3/12/2023	6,391	(48)
DCG Acquisition Corporation	Delayed Draw Term Loan	6/22/2021	50,000	—
Fencing Supply Group Acquisition, LLC	Delayed Draw Term Loan	2/26/2023	17,649	(176)
Healthcomp Holding Company, LLC	Delayed Draw Term Loan	4/27/2022	23,280	(291)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	8/27/2025	20,000	(300)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	2/7/2022	14,433	—
Jayhawk Buyer, LLC	Delayed Draw Term Loan	10/15/2021	6,652	—
Jones Deslauriers Insurance Management, Inc.	Delayed Draw Term Loan	3/26/2022	10,832	—
Jones Deslauriers Insurance Management, Inc.	Delayed Draw Term Loan	3/26/2022	2,318	—
LD Lower Holdings, Inc.	Delayed Draw Term Loan	2/8/2023	19,979	—
Lytx, Inc.	Delayed Draw Term Loan	2/28/2022	16,761	(168)
Monroe Capital Holdings, LLC	Delayed Draw Term Loan	6/8/2022	11,963	—
MRI Software, LLC	Revolver	2/10/2026	1,440	—
MRI Software, LLC	Delayed Draw Term Loan	1/31/2022	4,048	—
NDC Acquisition Corp	Revolver	3/9/2027	2,911	—
NMC Crimson Holdings, Inc.	Delayed Draw Term Loan	3/1/2023	31,400	(471)
Omni Intermediate Holdings, LLC	Delayed Draw Term Loan	12/30/2021	3,250	—
Omni Intermediate Holdings, LLC	Revolver	12/30/2025	521	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	2/16/2022	16,623	—
Qualus Power Services Corp	Delayed Draw Term Loan	3/26/2023	15,545	(194)
SEKO Global Logistics Network, LLC	Delayed Draw Term Loan	12/30/2022	800	(11)
SEKO Global Logistics Network, LLC	Revolver	12/30/2026	600	(8)
Spitfire Parent, Inc.	Delayed Draw Term Loan	3/11/2027	14,755	(148)
TCFI AEVEX, LLC	Delayed Draw Term Loan	12/31/2021	13,158	(132)
The Action Environmental Group, Inc.	Delayed Draw Term Loan	4/16/2021	7,992	—
USALCO, LLC	Delayed Draw Term Loan	6/1/2022	11,295	(282)
Westland Insurance Group LTD	Delayed Draw Term Loan	7/5/2022	32,536	—

Total Unfunded Commitments			$454,631	$(2,923)

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of March 31, 2021 was 0.75%.
(10)	The interest rate floor on these investments as of March 31, 2021 was 1.00%.
(11)	The interest rate floor on these investments as of March 31, 2021 was 1.25%.
(12)	The interest rate floor on these investments as of March 31, 2021 was 1.50%.
(13)

Under the 1940 Act, the Company would be deemed to “control” a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. As of March 31, 2021, the Company does not “control” any of these portfolio companies. Under the 1940 Act, the Company would be deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of March 31, 2021, the Company’s non-controlled/affiliated investments were as follows:

	Fair value as of December 31, 2020	Gross Additions	Gross Reductions	Change in Unrealized Gains (Losses)	Fair value as of March 31, 2021	Dividend and Interest Income
Non-controlled/Affiliated Investments
Blackstone Donegal Holdings LP	$—	$25,645	$—	$(1,346)	$24,299	$—
Total	$—	$25,645	$—	$(1,346)	$24,299	$—

(14)	JSS Holdings Inc. is the world’s largest independent provider of hourly cost maintenance programs for aircraft engine, auxiliary power units and airframes.
(15)	Donuts, Inc. is an operator of a domain registry and registrar business.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

MANAGEMENT

Our business and affairs are managed under the direction of the Board. The responsibilities of the Board include, among other things, the oversight of our investment activities, the quarterly and non-quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our Board consists of six members, four of whom are not “interested persons” of the Company or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by the Board. These individuals are referred to as independent trustees. Our Board elects the Company’s executive officers, who serve at the discretion of the Board. Effective June 24, 2020, November 4, 2020 and December 31, 2020, respectively, each of Thomas Joyce, Robert Harteveldt and Bennett Goodman resigned from his respective position as a trustee of the Company. Messers, Joyce, Harteveldt and Goodman’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Effective August 26, 2020 and November 5, 2020, the Board appointed Vicki L. Fuller and James F. Clark to the Board, respectively, and as members of the Board’s Audit Committee and Nominating and Governance Committee.

Board of Trustees and Executive Officers

Trustees

Information regarding the Board is as follows:

Name	Year of Birth	Position	Trustee Since
Interested Trustee:
Daniel H. Smith, Jr.	1963	Trustee	2018
Brad Marshall	1972	Trustee, Chairperson, and Chief Executive Officer	2018
Independent Trustees:
Robert Bass	1949	Trustee	2018
Tracy Collins	1963	Trustee	2018
Vicki Fuller	1957	Trustee	2020
James Clark	1961	Trustee	2020

The address for each of our trustees is c/o Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

Executive Officers Who are Not Trustees

Name	Year of Birth	Position
Stephan Kuppenheimer	1970	Chief Financial Officer
Robert W. Busch	1982	Chief Accounting Officer and Treasurer
Beth Chartoff	1969	Public Relations Officer
Marisa J. Beeney	1970	Chief Compliance Officer, Chief Legal Officer and Secretary

Biographical Information

Trustees

Our trustees have been divided into two groups—interested trustees and independent trustees. An interested trustee is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.

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Interested Trustees

Brad Marshall, Trustee, Chief Executive Officer of the Company, Senior Managing Director of Blackstone and Co-head of Performing Credit. Mr. Marshall is Co-head of Blackstone Credit’s Performing Credit Platform and a Senior Managing Director of Blackstone. Mr. Marshall also serves on the board of trustees of Blackstone Private Credit Fund (“BCRED”). Mr. Marshall focuses on Blackstone Credit’s Direct Lending effort and is a member of the performing credit investment committee. Before joining Blackstone Credit in 2005, at its inception, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC’s private equity funds effort. Prior to RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of CIBC, and prior to that, he co-founded a microchip verification software company where he served as chief financial officer. Mr. Marshall received an MBA from McGill University in Montreal and a BA (Honors) in Economics from Queen’s University in Kingston, Canada.

Daniel H. Smith, Jr., Trustee, Senior Managing Director of Blackstone and Head of Liquid Credit Strategies. Mr. Smith is a Trustee of the Company, a Senior Managing Director of The Blackstone Group Inc. and is Head of Liquid Credit Strategies unit, which includes various commingled credit funds, permanent capital vehicles, CLOs, closed-end funds and leveraged and unleveraged separately managed accounts (“SMAs”). Mr. Smith is also the Chief Executive Officer, Trustee and Chairman of Blackstone Senior Floating Rate Term Fund (“BSL”), Blackstone Long-Short Credit Income Fund (“BGX”), Blackstone Strategic Credit Fund (“BGB”), Blackstone Floating Rate Enhanced Income Fund (“BGFLX”). Mr. Smith also serves on the board of trustees of BCRED. Mr. Smith joined Blackstone Credit from the Royal Bank of Canada in July 2005 where he was a Managing Partner and Co-Head of RBC Capital Market’s Alternative Investments Unit. Mr. Smith joined RBC in 2001 from Indosuez Capital, a division of Crédit Agricole Indosuez, where he was a Co-Head and Managing Director overseeing the firm’s debt investments business and merchant banking activities. Prior to Indosuez Capital, Mr. Smith was a Principal at Frye-Louis Capital Management in Chicago. He began his career in investment management in 1987 at Van Kampen American Capital (f/k/a Van Kampen Merritt), a mutual fund company in Chicago where he held a variety of positions including Co-Head of the firm’s high-yield investment group and head of the firm’s equity fund complex. Mr. Smith received a B.S. in Petroleum Engineering from the University of Southern California and a Masters in Management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Independent Trustees

Robert Bass. Mr. Bass has served on the board of Groupon, Inc. since June 2012. He served as a Vice Chairman of Deloitte & Touche LLP from 2006 through June 2012, and was a Partner in Deloitte from 1982 through June 2012, where he specialized in e-commerce, mergers and acquisitions, SEC filings and related issues. At Deloitte, Mr. Bass was responsible for all services provided to Forstmann Little and its portfolio companies and was the advisory partner for Blackstone, DIRECTV, 24 Hour Fitness, McKesson, IMG and CSC. In addition, he has been an advisory partner for RR Donnelley, Automatic Data Processing, Community Health Systems, and Avis Budget. Mr. Bass has served on the board of directors of Sims Metal Management (ASX: SGM.AX) and as a member of the risk and audit committee from September 2013 to December 31, 2018, including as Chairman of the risk and audit committee from November 2014, the board of directors and as a member of the audit committee of Apex Tool Group, LLC since December 2014, including as Chairman of the audit committee since April 2015, the board of directors and as Chairman of the audit committee of New Page Corporation from January 2013 (emergence from chapter XI) to January 2015 (sale of the company), and the board of directors and as Chairman of the audit committee of Redfin Corporation (NASDAQ: RDFN) since October 2016. Mr. Bass is a certified public accountant licensed in New York and Connecticut. He is a member of the American Institute of Certified Public Accountants and the Connecticut State Society of Certified Public Accountants. Mr. Bass brings to the Board a wealth of experience and knowledge of public company financial reporting and accounting, including with respect to companies in the e-commerce sector, and his experience at the highest levels of a Big Four accounting firm is an invaluable resource to the Board in its oversight of the

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Company’s SEC filings, all of which make him well qualified to serve on our Board. Mr. Bass also serves on the board of trustees of BCRED.

James F. Clark. Mr. Clark has served as a Partner with Sound Shore Management, Inc. since 2004. At Sound Shore, Mr. Clark is a generalist on the investment team, responsible for the firm’s investments in energy, industrials, materials, utilities, and consumer staples stocks. His tenure also includes having served on Sound Shore’s Investment Committee and operating committee. Previously, Mr. Clark worked at Credit Suisse First Boston from 1984 to 2004, most recently as a Managing Director from 1996 to 2004. At Credit Suisse First Boston, Mr. Clark served as Head of US Equity Research from 2000-2004, and as the firm’s International and Domestic Oil Analyst from 1989-2000. Mr. Clark was selected to Institutional Investor magazine’s All America Research teams for both International and Domestic Oils from 1993-1999. Mr. Clark was also recognized by the Wall Street Journal as an All-Star Analyst from 1994 to 1999, and named to that newspaper’s All-Star Analyst Hall of Fame in 1998 and 1999. Mr. Clark has an MBA from Harvard University and a BA from Williams College, cum laude and with highest honors. Mr. Clark brings a broad range of knowledge and experience with investing in and analyzing securities investments, and his experience managing investments is a significant resource for the Company. Mr. Clark also serves on the board of trustees of BCRED.

Tracy Collins. Ms. Collins is an independent finance professional and most recently served as CEO to SmartFinance LLC (2013-2017), a Fintech startup purchased by MidFirst Bank in December of 2017. During her career in financial services, Ms. Collins worked as a Senior Managing Director (Partner) and Head of Asset-Backed Securities Research at Bear Stearns & Co., Inc. for six years and prior to that as a Managing Director (Partner) and Head of Asset-Backed Securities and Structured Products at Credit Suisse (formerly known as Credit Suisse First Boston) for nine years. During her tenure as a structured product specialist, Ms. Collins was consistently recognized as a “First Team All American Research Analyst.” Ms. Collins served as an independent director for KKR Financial from August 2006 to May 2014. She graduated from the University of Texas at Austin in the Plan II Honors Program. Ms. Collins has held numerous management positions and her broad experiences in the financial services sector provide her with skills and valuable insight in handling complex financial transactions and issues, all of which make her well qualified to serve on our Board. Ms. Collins’ spouse is the founder, managing partner and co-CIO of Good Hill Partners LP (“Good Hill”). Good Hill is a registered investment adviser that manages various types of collective investment vehicles and investment accounts. Affiliates of the Adviser (but not the Adviser) have invested on behalf of their clients in Good Hill-managed vehicles or accounts since 2010, and the amount of such investment is material to Good Hill. Ms. Collins also serves on the board of trustees of BCRED.

Vicki L. Fuller. Ms. Fuller has served as a Director of The Williams Companies, Inc. since 2018. Ms. Fuller joined the board of The Williams Companies, Inc. after retirement from the New York State Common Retirement Fund (“NYSCRF”) where she served as Chief Investment Officer beginning in August 2012. NYSCRF is the third largest public pension fund in the nation and holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. Prior to joining NYSCRF, Ms. Fuller spent 27 years in leadership positions at AllianceBernstein Holding L.P., which has approximately $500 billion in assets under management. She joined the company in 1993 from the Equitable Capital Management Corporation, which was acquired by Alliance Capital Management LP (in 2000, the company became AllianceBernstein LP after the company acquired Sanford C. Bernstein). In December 2019, Ms. Fuller was appointed to the board of directors of Treliant, LLC, an international multi-industry consulting firm specializing in regulatory requirements. In 2018, Ms. Fuller was appointed to the Board of Trustees for Fidelity Equity and High Income Funds. Ms. Fuller, who was inducted into the National Association of Securities Professionals Wall Street Hall of Fame, was named to Chief Investment Officer Magazine’s “Power 100” and received the Urban Technology Center’s Corporate Leadership Award. She has also been named one of the most powerful African Americans on Wall Street by Black Enterprise. Ms. Fuller’s skills, experience, and attributes include executive leadership, public policy and government, securities and capital markets, financial and accounting, and diversity, all of which make her well qualified to serve on our Board. Ms. Fuller also serves on the board of trustees of BCRED.

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Executive Officers Who Are Not Trustees

Beth Chartoff, Public Relations Officer of the Company, Senior Managing Director of Blackstone and Head of Blackstone Credit’s Investor Relations and Business Development. Ms. Chartoff is the Public Relations Officer of the Company, a Senior Managing Director of Blackstone and Head of Investor Relations and Business Development at Blackstone Credit. Before joining Blackstone Credit in 2005, Ms. Chartoff worked as a Director in Investment Banking at Banc of America Securities in the Financial Sponsors Group. Prior to working at Banc of America Securities, Ms. Chartoff was in the investment banking groups of Credit Suisse and DLJ. Ms. Chartoff worked on a variety of financing, M&A and restructuring transactions in the consumer & retail and media & telecommunications industries. Ms. Chartoff received a B.A. in Economics from Cornell University and an M.B.A. from the Wharton School of the University of Pennsylvania. She is Head of the Blackstone Women’s Initiative, focused on the recruitment, retention and advancement of women at the firm. In addition, Ms. Chartoff serves as a member of the Executive Committee of American Ballet Theatre’s Board of Governing Trustees.

Stephan Kuppenheimer, Chief Financial Officer. Mr. Kuppenheimer is the Chief Financial Officer of the Company and a Senior Managing Director with Blackstone Credit. He is a member of Blackstone Credit’s Performing Credit Group focused on portfolio management and capital markets. Mr. Kuppenheimer is a member of the performing credit investment committee. Before joining Blackstone Credit, then known as GSO Capital Partners, in 2015 Mr. Kuppenheimer was a Senior Managing Director at Stifel Financial where he served as Head of Principal Investing and Head of Debt Capital Markets from 2010 to 2015. Prior to Stifel, Mr. Kuppenheimer was founder and CEO of FSI Capital, an alternative asset management company focused on U.S. credit products. Previously, Mr. Kuppenheimer was head of CLOs and structured funds for Merrill Lynch. Mr. Kuppenheimer received a J.D., with Distinction, from Emory University School of Law and a B.A. from Colgate University with Honors in Philosophy. Mr. Kuppenheimer serves on the board of trustees for the George Jackson Academy.

Marisa J. Beeney, Chief Compliance Officer, Chief Legal Officer and Secretary. Ms. Beeney has been with Blackstone Credit since 2007 and is a Senior Managing Director and General Counsel of Blackstone Credit. As General Counsel, Ms. Beeney works on a variety of legal matters within Blackstone Credit and oversees all legal and compliance issues. Ms. Beeney is the Chief Compliance Officer, Chief Legal Officer and Secretary of BSL, BGX, BGB, BGFLX and BCRED. Before joining Blackstone Credit, Ms. Beeney was an attorney at DLA Piper within the finance group. Prior to that, she worked at Latham & Watkins primarily on project finance and development transactions, as well as leveraged finance transactions, restructurings and certain structured credit products. Ms. Beeney holds a B.S. in Engineering from Cornell University, and a J.D., magna cum laude, from Boston University.

Robert Busch, Chief Accounting Officer and Treasurer. Mr. Busch is the Chief Accounting Officer and Treasurer of the Company and a Senior Vice President with Blackstone Credit. Mr. Busch is the Chief Financial Officer and Treasurer of BSL, BGX, BGB and BGFLX and the Treasurer and Chief Accounting Officer of BCRED. Mr. Busch joined Blackstone Credit in 2018. Mr. Busch worked previously at Fifth Street Asset Management from 2012 to 2018, where he was Senior Vice President Finance and served as Controller of the firm’s two publicly traded business development companies and publicly traded alternative asset manager. Prior to that, Mr. Busch was an Audit Manager at Deloitte & Touche LLP serving clients in various industries including alternative asset management and real estate. Mr. Busch is a Certified Public Accountant in the state of New York and received a Bachelor’s Degree in Business Administration with a concentration in Accounting from Boston University’s Questrom School of Business where he graduated cum laude.

Board Leadership Structure

Our business and affairs are managed under the direction of our Board. Among other things, our Board sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.

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Under our bylaws, our Board may designate one of our Trustees as chair to preside over meetings of our Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board. The Board has appointed Brad Marshall to serve in the role of chairperson of the Board. The chairperson’s role is to preside at all meetings of the Board and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board from time to time. The Board reviews matters related to its leadership structure annually. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of Trustees and the full board in a manner that enhances effective oversight.

Our Board believes that its leadership structure is the optimal structure for us at this time. Our Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Following an Exchange Listing, the Trustees may be classified, with respect to the terms for which they severally hold office, into classes, as determined by the Board, as nearly equal in size as is practicable.

Board’s Role in Risk Oversight

Our Board performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board and are comprised solely of independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The Board anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

We believe that the role of our Board in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

Corporate Governance

Committees

The Board has an Audit Committee and a Nominating Committee and may form additional committees in the future.

Audit Committee

The Audit Committee is composed of Robert Bass, Tracy Collins, Vicki Fuller and James Clark, each of whom is not considered an “interested person” of the Company as that term is defined in Section 2(a)(19) of the 1940 Act. Robert Bass serves as Chair of the Audit Committee. Our Board determined that Robert Bass is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated

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under the Exchange Act. The Audit Committee members meet the current independence and experience requirements of Rule 10A-3 of the Exchange Act.

In accordance with its written charter adopted by the Board, the Audit Committee (a) assists the Board’s oversight of the integrity of our financial statements, the independent registered public accounting firm’s qualifications and independence, our compliance with legal and regulatory requirements and the performance of our independent registered public accounting firm; (b) prepares an Audit Committee report, if required by the SEC, to be included in our annual proxy statement, if any; (c) oversees the scope of the annual audit of our financial statements, the quality and objectivity of our financial statements, accounting and financial reporting policies and internal controls; (d) determines the selection, appointment, retention and termination of our independent registered public accounting firm, as well as approving the compensation thereof; (e) pre-approves all audit and non-audit services provided to us and certain other persons by such independent registered public accounting firm; and (f) acts as a liaison between our independent registered public accounting firm and the Board.

Nominating and Governance Committee

The Nominating Committee is composed of Robert Bass, Tracy Collins, Vicki Fuller and James Clark, each of whom is not considered an “interested person” of the Company as that term is defined in Section 2(a)(19) of the 1940 Act. Tracy Collins serves as Chair of the Nominating Committee.

In accordance with its written charter adopted by the Board, the Nominating Committee recommends to the Board persons to be nominated by the Board for election at the Company’s meetings of our shareholders, special or annual, if any, or to fill any vacancy on the Board that may arise between shareholder meetings. The Nominating Committee also makes recommendations with regard to the tenure of the trustees and is responsible for overseeing an annual evaluation of the Board and its committee structure to determine whether the structure is operating effectively. The Nominating Committee will consider for nomination to the Board candidates submitted by our shareholders or from other sources it deems appropriate.

Compensation Committee

The Board does not currently intend to delegate any authority to a compensation committee because our executive officers will not receive any direct compensation from us.

Communications to the Board of Trustees

The independent trustees serving on our Board intend to meet in executive sessions at the conclusion of or preceding each regularly scheduled meeting of the Board, and additionally as needed, without the presence of any directors or other persons who are part of our management.

Shareholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual trustees or any group or committee of trustees, correspondence should be addressed to the Board or any such individual trustees or group or committee of trustees by either name or title. The address for each of our trustees is c/o Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Appropriate Company personnel will review and sort through communications before forwarding them to the addressee(s).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers, members of our Board, and persons who own more than ten percent of our shares to file initial reports of ownership and reports of changes in ownership with the SEC and furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on

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our review of the copies of such reports furnished to us, we believe that, with respect to the fiscal year ended December 31, 2020, such persons complied with all such filing requirements.

Dollar Range of Equity Securities Beneficially Owned by Directors

The following table sets forth the dollar range of equity securities of the Company beneficially owned by each trustee of February 26, 2021:

	Dollar Range of Equity Securities in the Company(1)(2)	Dollar Range of Equity Securities in the Fund Complex(1)(2)(3)
Interested Trustees
Daniel H. Smith, Jr.	over $100,000	over $100,000
Brad Marshall	over $100,000	over $100,000
Independent Trustees
Robert Bass	over $100,000	over $100,000
Tracy Collins	None	None
Vicki L. Fuller (4)	None	None
James F. Clark (5)	None	over $100,000

(1)	Dollar ranges are as follows: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.
(2)	Dollar ranges were determined using the number of shares that are beneficially owned as of February 26, 2021, multiplied by the Company’s net asset value per share as of December 31, 2020.
(3)

The “Fund Complex” consists of the Company, Blackstone Private Credit Fund, the Blackstone Credit Closed-End Funds (Blackstone Senior Floating Rate Term Fund, Blackstone Long Short Credit Income Fund, Blackstone Strategic Credit Fund and Blackstone Floating Rate Enhanced Income Fund), as well as the Blackstone Real Estate Income Funds (Blackstone Real Estate Income Fund, Blackstone Real Estate Income Fund II and Blackstone Real Estate Income Master Fund), the Blackstone Alternative Alpha Funds (Blackstone Alternative Alpha Fund, Blackstone Alternative Alpha Fund II and Blackstone Alternative Alpha Master Fund) and Blackstone Alternative Multi-Strategy Fund.

(4)	Ms. Fuller joined the Board on August 26, 2020.
(5)	Mr. Clark joined the Board on November 5, 2020.

Executive Compensation

None of our executive officers will receive direct compensation from us. We will reimburse the Administrator the allocable portion of the compensation paid by the Administrator (or its affiliates) to our chief compliance officer and chief financial officer and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to our business and affairs). The members of the Investment Committee, through their financial interests in the Adviser, are entitled to a portion of the profits earned by the Adviser, which includes any fees payable to the Adviser under the terms of the Investment Advisory Agreement, less expenses incurred by the Adviser in performing its services under the Investment Advisory Agreement.

Further, we are prohibited under the 1940 Act from issuing equity incentive compensation, including share options, share appreciation rights, restricted shares and shares, to our officers, directors and employees.

Trustee Compensation

No compensation is paid to our trustees who are “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act. Effective January 1, 2021, we pay each independent trustee: (i) $100,000 per

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year (prorated for any partial year), (ii) $2,500 for each regular meeting of the Board attended, (iii) $1,000 for each committee meeting attended (in addition to regular meeting fees to the extent committees meet on regular meeting dates) and (iv) $10,000 per year for the chairman of the Audit Committee. We are also authorized to pay the reasonable out-of-pocket expenses of each independent trustee incurred by such trustee in connection with the fulfillment of his or her duties as an independent trustee.

	Total Compensation earned from the Company for Fiscal Year 2020 (8)	Total Compensation earned from Fund Complex for Fiscal Year 2020 (9)
Interested Trustees
Bennett Goodman (2)	$—	$—
Daniel H. Smith, Jr. (1)	$—	$—
Brad Marshall (1)	$—	$—
Independent Trustees
Robert Bass (3)	$127,500	$160,281
Tracy Collins	$120,000	$150,071
Robert Harteveldt (4)	$101,383	$101,383
Thomas Joyce (5)	$52,764	$52,764
Vicki L. Fuller (6)	$46,867	$76,938
James F. Clark (7)	$18,617	$32,362

(1)	These are interested trustees and, as such, do not receive compensation from the Company or the Fund Complex for their services as trustees.
(2)	Mr. Goodman resigned from the Board on December 31, 2020.
(3)	Includes compensation as chairman of Audit Committee.
(4)	Mr. Harteveldt resigned from the Board on November 4, 2020.
(5)	Mr. Joyce resigned from the Board on June 24, 2020.
(6)	Ms. Fuller joined the Board on August 26, 2020.
(7)	Mr. Clark joined the Board of November 5, 2020.
(8)	The Company does not have a profit-sharing plan, and trustees do not receive any pension or retirement benefits from the Company.
(9)

The Blackstone Credit Closed-End Funds, the Blackstone Real Estate Income Funds, the Blackstone Alternative Alpha Funds and Blackstone Alternative Multi Strategy Fund do not pay compensation to the trustees of the Company. Blackstone Private Credit Fund does pay compensation to the Independent Trustees of the Company.

Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The following table sets forth, as of May 13, 2021, the beneficial ownership of each current trustee, the Company’s executive officers, each person known to us to beneficially own 5% or more of the outstanding shares, and the executive officers and trustees as a group. Percentage of beneficial ownership is based on 130,105,225 shares outstanding as of February 26, 2021.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Ownership information for those persons who beneficially own 5% or more of our shares is based upon filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power and has the same address as the Company. Our trustees are divided into two groups—interested and independent. Interested trustees are “interested persons” of the Company or the Adviser as defined in Section 2(a)(19) of the 1940 Act. Unless otherwise indicated, the address of all executive officers and trustees is 345 Park Avenue, 31st floor, New York, New York 10154.

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	Type of Ownership	Number of Shares Owned	Percentage
Trustees and Executive Officers:
Independent Trustees
Robert Bass	Record/Beneficial	4,003	(1)
Tracy Collins	—	—	—
Vicki L. Fuller	—	—	—
James F. Clark	—	—	—
Interested Trustees
Daniel H. Smith, Jr.	Record/Beneficial	19,599	(1)
Brad Marshall	Record/Beneficial	75,274	(1)
Executive Officers
Stephan Kuppenheimer	Record/Beneficial	11,291	(1)
Robert W. Busch	—	—	—
Beth Chartoff	Record/Beneficial	1,882	(1)
Marisa J. Beeney	—	—	—
Trustees and Executive Officers as a Group (11 persons)		112,049	(1)
Five-Percent Shareholder
Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme and USS Investment Management Limited(2)	Record/Beneficial	10,837,466	8.3%

(1)	Amounts round to less than 1%
(2)

Based on a Schedule 13G/A jointly filed by Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme Ltd (“USSL”) and Uss Investment Management Limited (“USSIM”) on February 3, 2020. The address for Universities Superannuation Scheme Ltd as trustee for USSL and USSIM is Royal Liver Building, Liverpool L3 1PY, United Kingdom

Portfolio Managers

The Company’s investment activities are managed by Blackstone Credit BDC Advisors LLC.

Investment Committee

The Investment Committee is composed of Dwight Scott, Brad Marshall, Steve Kuppenheimer, Rob Zable, Michael Zawadzki, Dan Smith, Robert Horn, Robert Petrini, Louis Salvatore and Paulo Eapen. Biographical information regarding members of the Investment Committee, who are not Trustees or our executive officers, is as follows:

Dwight Scott, Global Head of Blackstone Credit, Senior Managing Director of Blackstone. Mr. Scott is the Global Head of Blackstone Credit and a Senior Managing Director of Blackstone. Prior to his current role, Mr. Scott managed the energy investing activity at Blackstone Credit, where he remains active. Before joining Blackstone Credit in 2005, at its inception, Mr. Scott was an Executive Vice President and Chief Financial Officer of El Paso Corporation. Prior to joining El Paso, Mr. Scott served as a Managing Director in the energy investment banking practice of DLJ. Mr. Scott is currently a Director of GEP Haynesville. He is a member of the Board of Trustees of KIPP, Inc., the Board of the Blackstone Charitable Foundation, and the Wall Street for McCombs Board. Mr. Scott earned a B.A. in Journalism from the University of North Carolina at Chapel Hill and an M.B.A. from the University of Texas at Austin.

Brad Marshall (Portfolio Manager), Trustee, Chief Executive Officer of the Company, Senior Managing Director of Blackstone and Co-head of Performing Credit. Mr. Marshall is Co-head of Blackstone Credit’s Performing Credit Platform and a Senior Managing Director of Blackstone. Mr. Marshall focuses on Blackstone

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Credit’s Direct Lending effort and is a member of the performing credit investment committee. Mr. Marshall also serves on the board of trustees of Blackstone Private Credit Fund (“BCRED”). Mr. Marshall focuses on Blackstone Credit’s Direct Lending effort and is a member of the performing credit investment committee. Before joining Blackstone Credit in 2005, at its inception, Mr. Marshall worked in various roles at RBC, including fixed income research and business development within RBC’s private equity funds effort. Prior to RBC, Mr. Marshall helped develop a private equity funds business for TAL Global, a Canadian asset management division of CIBC, and prior to that, he co-founded a microchip verification software company where he served as chief financial officer. Mr. Marshall received an MBA from McGill University in Montreal and a BA (Honors) in Economics from Queen’s University in Kingston, Canada.

Stephan Kuppenheimer, Chief Financial Officer of the Company, Senior Managing Director of Blackstone. Mr. Kuppenheimer is the Chief Financial Officer of the Company and a Senior Managing Director of Blackstone, focused on portfolio management and capital markets. Mr. Kuppenheimer is also a portfolio manager of certain Blackstone Credit funds and a member of Blackstone Credit’s Performing Credit Investment Committee. Before joining Blackstone Credit in 2015, Mr. Kuppenheimer was a Senior Managing Director at Stifel Financial where he served as Head of Principal Investing and Head of Debt Capital Markets from 2010 to 2015. Prior to Stifel, Mr. Kuppenheimer was founder and CEO of FSI Capital, an alternative asset management company focused on U.S. credit products. Previously, Mr. Kuppenheimer was head of CLOs, structured funds and new products for Merrill Lynch. Mr. Kuppenheimer received a J.D., with Distinction, from Emory University School of Law and a B.A. from Colgate University with Honors in Philosophy. Mr. Kuppenheimer serves on the board of trustees for the George Jackson Academy.

Robert Zable, Senior Managing Director of Blackstone. Mr. Zable is a Senior Managing Director and Senior Portfolio Manager for Blackstone Credit’s U.S. CLOs, closed-end funds, and high yield separately managed accounts. He is also a member of Blackstone Credit’s LCS Management Committee and sits on LCS’s U.S. Syndicated Credit Investment Committee, Global Structured Credit Investment Committee, Global Dynamic Credit Asset Allocation Committee, and CLO Origination Committee. Prior to joining Blackstone Credit in 2007, Mr. Zable was a Vice President at FriedbergMilstein LLC, where he was responsible for credit opportunity investments and junior capital origination and execution. Mr. Zable began his career at JP Morgan Securities Inc., where he focused on leveraged finance in New York and London. Mr. Zable received a B.S. from Cornell University and an M.B.A in Finance from The Wharton School at the University of Pennsylvania.

Michael Zawadzki, Senior Managing Director of Blackstone, Co-head of Energy. Mr. Zawadzki is Co-head of Blackstone Credit’s Energy platform and a Senior Managing Director of Blackstone. Mr. Zawadzki sits on the investment committees for Blackstone Credit’s energy funds, performing credit funds and distressed funds. Before joining Blackstone Credit in 2006, Mr. Zawadzki was with Citigroup Private Equity, where he completed numerous private equity and subordinated debt investments. Previously, Mr. Zawadzki worked in the investment banking division of Salomon Smith Barney. Mr. Zawadzki serves on the board of directors (as a director or observer) of 3Bear Energy, Alta Resources, Community Development Capital Group IV, Elevation Midstream, LLC, Sequel Energy Group, Sequel Energy Group II, Targa Badlands, Twin Eagle Resources Management and WPX Energy Mineral Partners, LP. Mr. Zawadzki graduated magna cum laude with a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Daniel H. Smith, Jr., Trustee, Senior Managing Director of Blackstone and Head of Liquid Credit Strategies. Mr. Smith is a Trustee of the Company, a Senior Managing Director of The Blackstone Group Inc. and is Head of Liquid Credit Strategies unit, which includes various commingled credit funds, permanent capital vehicles, CLOs, closed-end funds and leveraged and unleveraged separately managed accounts (“SMAs”). Mr. Smith is also the Chief Executive Officer, Trustee and Chairman of Blackstone Senior Floating Rate Term Fund (“BSL”), Blackstone Long-Short Credit Income Fund (“BGX”), Blackstone Strategic Credit Fund (“BGB”), Blackstone Floating Rate Enhanced Income Fund (“BGFLX”). Mr. Smith also serves on the board of trustees of BCRED. Mr. Smith joined Blackstone Credit from the Royal Bank of Canada in July 2005 where he was a Managing Partner and Co-Head of RBC Capital Market’s Alternative Investments Unit. Mr. Smith joined

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RBC in 2001 from Indosuez Capital, a division of Crédit Agricole Indosuez, where he was a Co-Head and Managing Director overseeing the firm’s debt investments business and merchant banking activities. Prior to Indosuez Capital, Mr. Smith was a Principal at Frye-Louis Capital Management in Chicago. He began his career in investment management in 1987 at Van Kampen American Capital (f/k/a Van Kampen Merritt), a mutual fund company in Chicago where he held a variety of positions including Co-Head of the firm’s high-yield investment group and head of the firm’s equity fund complex. Mr. Smith received a B.S. in Petroleum Engineering from the University of Southern California and a Masters in Management from the J.L. Kellogg Graduate School of Management at Northwestern University.

Robert Horn, Senior Managing Director of Blackstone, Co-head of Energy. Mr. Horn is Co-head of Blackstone Credit’s Energy platform and a Senior Managing Director of Blackstone. Mr. Horn sits on the investment committees for Blackstone Credit’s energy funds, performing credit funds and distressed funds. Before joining Blackstone Credit in 2005, Mr. Horn worked in Credit Suisse’s Global Energy Group, where he advised on high yield financings and merger and acquisition assignments for companies in the power and utilities sector. Mr. Horn serves on the board of directors of various companies involved in the upstream, midstream and oilfield service sectors, including Altus Power America, Inc., Compass Well Services, Delaware Basin Investment Group, GEP Haynesville, GulfTex Energy III, GulfTex Energy IV, Legacy Reserves, M5 Midstream, M6 Midstream, MR Italia, River Bend Oil and Gas, Sanchez UnSub and Sierra Resources Partners. Mr. Horn graduated with academic honors from McGill University.

Robert Petrini, Senior Managing Director of Blackstone, Co-head of Performing Credit. Mr. Petrini is Co-head of Blackstone Credit’s Performing Credit platform and a Senior Managing Director of Blackstone. Mr. Petrini is a Joint Portfolio Manager for Blackstone Credit’s Capital Opportunities Funds and sits on the investment committees for Blackstone Credit’s performing credit funds, distressed funds and energy funds. Before joining Blackstone Credit in 2005, at its inception, Mr. Petrini was a Principal of DLJ Investment Partners, the mezzanine fund of CSFB’s Alternative Capital Division. Prior to that, Mr. Petrini was a member of DLJ’s Leveraged Finance Group specializing in financial sponsor transactions since 1997. Mr. Petrini graduated magna cum laude with a B.S. in Economics from the Wharton School of the University of Pennsylvania, where he was a Joseph Wharton and Benjamin Franklin Scholar.

Louis Salvatore, Senior Managing Director of Blackstone, Co-head of Performing Credit. Mr. Salvatore is Co-head of Blackstone Credit’s Performing Credit platform and a Senior Managing Director of Blackstone. Mr. Salvatore is a Joint Portfolio Manager for Blackstone Credit’s Capital Opportunities Funds and sits on the investment committee for Blackstone Credit’s performing credit funds. He also sits on the BIS and Blackstone Total Alternatives Solution, or BTAS, investment committees. Before joining Blackstone Credit in 2005, at its inception, Mr. Salvatore was a Principal of DLJ Investment Partners, the mezzanine fund of CSFB’s Alternative Capital Division. Mr. Salvatore joined CSFB in 2000 when it acquired DLJ, where he was a member of the Merchant Banking Group. He had been a member of DLJ’s Leveraged Finance Group, specializing in corporate restructurings. Prior to that, he worked for Kidder Peabody. Mr. Salvatore is on the board of directors (either as a member or observer) of Acrisure LLC, Community Development Capital Group IV and Loar Group. Mr. Salvatore received a BA in Economics from Cornell University and an MBA from the Wharton School of the University of Pennsylvania.

Paulo Eapen, Senior Managing Director of Blackstone, Head of Europe. Mr. Eapen is Head of Blackstone Credit’s European business and a Senior Managing Director of Blackstone. Mr. Eapen sits on the investment committees for Blackstone Credit’s performing credit funds and distressed funds. Mr. Eapen is focused on the origination and management of private credit and equity investments, spanning acquisitions and corporate refinancings. These investments include a wide variety of industries and geographies, primarily headquartered in Europe. Before joining Blackstone Credit in 2007, Mr. Eapen was with Citigroup Private Equity and previously worked in M&A investment banking with Salomon Smith Barney. Mr. Eapen is, on the boards (as a director or observer) of Accord BidCo, iAero Group, Cobham Mission Systems and Cobham Aviation Services UK, Curium Pharma and Morson Group. Additionally, Mr. Eapen is on the board of directors for the Ubuntu Education Fund,

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a charitable organization. Mr. Eapen has a B.A. in Economics and Political Science from the University of Pennsylvania and is an Infantry Officer in the Singapore Armed Forces.

Portfolio Management

Set forth below is information regarding the portfolio manager and the team of professionals at the Adviser (who are not Trustees or members of the Investment Committee) that support overseeing the day-to-day operations of the Company. The Adviser utilizes a team approach, with decisions derived from interaction among various investment management sector specialists. Under this team approach, management of the Company’s portfolio will reflect a consensus of interdisciplinary views. Mr. Marshall is primarily responsible for overseeing the day-to-day operations of the Company.

Brad Colman, Managing Director. Mr. Colman focuses on originating, analyzing, executing and monitoring credit investments across a diverse range of industries primarily for the Direct Lending business. Mr. Colman’s responsibilities also include acting as the Portfolio Manager for the GSO Diamond Portfolio Fund, which focuses on senior and stretch senior loans to middle market issuers in the U.S. Before joining Blackstone in 2012, Mr. Colman worked as a Director in the Strategic Investments group at PartnerRe, a Senior Associate in the sponsor finance team at American Capital, and an Analyst in Merrill Lynch’s investment banking group. Mr. Colman graduated magna cum laude from New York University’s Leonard N. Stern School of Business with a BS in Finance, Accounting, and Operations.

Joseph McKnight, Managing Director (Portfolio Management). Mr. McKnight is a Managing Director with Blackstone Credit and is focused on portfolio management and monitoring in the U.S. Direct Lending business. Mr. McKnight previously focused on mezzanine lending and private equity investments as part of Blackstone Credit’s energy platform. Before joining Blackstone Credit in 2014, Mr. McKnight served as a Vice President at Goldman Sachs, where he focused on private equity and proprietary direct investments in power generation and renewable energy within the firm’s J. Aron commodity division. He previously worked as an Associate in the Natural Resources private equity vertical at Apollo Management. Mr. McKnight received a BA in History from the University of Pennsylvania and a BS in Economics from The Wharton School of the University of Pennsylvania, where he graduated with academic honors.

Bradley Boggess, Managing Director (Portfolio Management). Mr. Boggess is a Managing Director with Blackstone Credit and is involved with portfolio management and monitoring. Since joining Blackstone in 2018, Mr. Boggess has been focused on the Blackstone Credit Advantage program, which looks to bring Blackstone’s broad set of capabilities to bear for Blackstone Credit’s portfolio companies. Prior to joining Blackstone, Mr. Boggess was Managing Director and Chief Administrative Officer of Hudson Advisors, the asset management affiliate of Lone Star Funds since 2011. He also previously led the asset management team for private equity investments at Hudson. Mr. Boggess served as Chairman of the Board of Continental Building Products (NYSE:CBPX) and on the Board of Del Frisco’s Restaurant Group (NASDAQ:DFRG) and Forterra, PLC (LSE:FORT). Prior to Hudson he had various roles as a management consultant and restructuring advisor at AlixPartners, Ariba, and Accenture. Mr. Boggess was an Armor Officer in the United States Army and received a BS in Management from Tulane University.

Teddy Desloge, Principal (Portfolio Management). Teddy Desloge is a principal with Blackstone Credit and leads portfolio management for the Company and BCRED. Since joining Blackstone Credit in 2015, he has been focused on origination, research, and execution of private and opportunistic credit investments for Blackstone Credit’s direct lending strategy. Before joining Blackstone Credit, Mr. Desloge worked at Gefinor Capital focused on private credit from 2012 to 2015 and previous to that, Mr. Desloge worked within the Leveraged Finance group at Jefferies. Mr. Desloge received a BA in Economics from Hobart College.

Kate Rubenstein, Managing Director (Portfolio Management). Kate Rubenstein is a Managing Director in Blackstone Credit. Since joining Blackstone in 2015, Ms. Rubenstein created and led the GSO Advantage

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platform (now Blackstone Credit Advantage), which brings Blackstone’s broad set of capabilities to drive operational efficiencies and growth for Blackstone Credit’s portfolio companies. She subsequently created and led the Blackstone Advantage program, focusing on building networks and expanding access to resources for portfolio companies across Blackstone business units. Ms. Rubenstein is on the Blackstone Charitable Foundation Leadership Council and on the Board of Let’s Get Ready, a non-profit organization that provides low-income and first generation to college students support to gain admission to and graduate from college. Before joining Blackstone, Ms. Rubenstein originated senior secured loans and equipment finance opportunities in the industrial, consumer, and retail sectors for GE Capital and prior to that worked in brand management at World Kitchen. Ms. Rubenstein received an MBA from The Johnson Graduate School of Management at Cornell University, where she was a Roy H. Park Leadership Fellow, and an AB from Dartmouth College.

Other Accounts Managed

The table below identifies the number of accounts (other than the Company) for which the Company’s portfolio manager has day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts. For each category, the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of December 31, 2020.

As of December 31, 2020, Brad Marshall managed, or was a member of the management team for, the following client accounts:

	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
Registered Investment Companies	1	$7.553 billion	1	$7.553 billion
Pooled Investment Vehicles Other Than Registered Investment Companies	1	$1.401 billion	1	$1.401 billion
Other Accounts	5	$4,663.5 billion	5	$4,663.5 billion

Portfolio Manager Compensation

The Adviser’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include a base salary and a discretionary bonus.

Base Compensation. Generally, portfolio managers receive base compensation and employee benefits based on their individual seniority and/or their position with the firm.

Discretionary Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation. Discretionary compensation is based on individual seniority, contributions to the Adviser and performance of the client assets that the portfolio manager has primary responsibility for. The discretionary compensation is not based on a precise formula, benchmark or other metric. These compensation guidelines are structured to closely align the interests of employees with those of the Adviser and its clients.

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Securities Ownership of the Portfolio Manager

The following table shows the dollar range of equity securities owned by the portfolio manager in the Company as of December 31, 2020.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Company
Brad Marshall	Over 1,000,000

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MANAGEMENT AND OTHER AGREEMENTS

Investment Advisory Agreement

The Adviser provides management services to us pursuant to the Investment Advisory Agreement. The Investment Advisory Agreement has been approved by the Board. Under the terms of the Investment Advisory Agreement, the Adviser is responsible for the following:

•

determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objectives, policies and restrictions;

•

identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;

•	monitoring our investments;

•	performing due diligence on prospective portfolio companies;

•	exercising voting rights in respect of portfolio securities and other investments for us;

•	serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;

•	negotiating, obtaining and managing financing facilities and other forms of leverage; and

•	providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.

The Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities, and it intends to do so, so long as its services to us are not impaired.

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components—a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders.

Management Fee

The management fee is payable quarterly in arrears at an annual rate of (i) prior to an Exchange Listing, 0.75%, and (ii) following an Exchange Listing, 1.0%, in each case of the average value of our gross assets at the end of the two most recently completed calendar quarters. For the first calendar quarter in which the Company had operations, gross assets were measured as the average of gross assets at the Initial Drawdown Date (as defined below) and at the end of such first calendar quarter. For purposes of the Investment Advisory Agreement, “gross assets” means our total assets determined on a consolidated basis in accordance with U.S. GAAP, excluding undrawn commitments but including assets purchased with borrowed amounts. If an Exchange Listing occurs on a date other than the first day of a calendar quarter, the management fee shall be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the Exchange Listing based on the number of days in such calendar quarter before and after the Exchange Listing.

For the years ended December 31, 2020, 2019 and 2018, base management fees were $32.9 million, $12.6 million and $0.3 million, respectively. As of December 31, 2020 and December 31, 2019, $10.3 million and $5.0 million, respectively, was payable to the Adviser relating to management fees.

Incentive Fee

The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

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(i) Incentive Fee on Pre-Incentive Fee Net Investment Income

The portion based on our income is based on Pre-Incentive Fee Net Investment Income Returns. “Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the management fee, expenses payable under the administration agreement entered into between us and the Administrator (the “Administration Agreement”), and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee).

Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with pay-in-kind (“PIK”) interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income.

Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.5% per quarter (6.0% annualized).

Prior to an Exchange Listing, we pay the Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•	no incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which our Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.5%;

•

100% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.76% (7.06% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.76%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 15% of our Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.76% in any calendar quarter; and

•

15% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.76% (7.06% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 15% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

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Following an Exchange Listing, we will pay the Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:

•	no incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which our Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.5%;

•

100% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the hurdle rate but is less than a rate of return of 1.82% (7.27% annualized). The “catch-up” is meant to provide the Adviser with approximately 17.5% of our Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.82% in any calendar quarter; and

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17.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.82% (7.27% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 17.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. If an Exchange Listing occurs on a date other than the first day of a calendar quarter, the incentive fee shall be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the Exchange Listing based on the number of days in such calendar quarter before and after the Exchange Listing.

(ii) Incentive Fee on Capital Gains

The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year (or at the time of an Exchange Listing) in arrears.

Prior to an Exchange Listing, the amount payable equals:

•

15% of cumulative realized capital gains from inception through the end of such calendar year (or upon an Exchange Listing), computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP.

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Following an Exchange Listing, the amount payable equals:

•

17.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with U.S. GAAP.

If an Exchange Listing occurs on a date other than the first day of a fiscal year, a capital gains incentive fee shall be calculated as of the day before the Exchange Listing, with such capital gains incentive fee paid to the Adviser following the end of the fiscal year in which the Exchange Listing occurred. For the avoidance of doubt, such capital gains incentive fee shall be equal to 15% of our realized capital gains on a cumulative basis from inception through the day before the Exchange Listing, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gains incentive fees. Solely for purposes of calculating the capital gains incentive fee after an Exchange Listing, the Company will be deemed to have previously paid capital gains incentive fees prior to an Exchange Listing equal to the product obtained by multiplying (a) the actual aggregate amount of previously paid capital gains incentive fees for all periods prior to an Exchange Listing by (b) the percentage obtained by dividing (x) 17.5% by (y) 15%.

Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. We will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Advisory Agreement be in excess of the amount permitted by the Investment Advisers Act of 1940, as amended (the “Advisers Act”), including Section 205 thereof.

The fees that are payable under the Investment Advisory Agreement for any partial period are appropriately prorated.

For the years ended December 31, 2020, 2019 and 2018, the Company accrued income based incentive fees of $42.0 million, $13.8 million and $0.0 million, respectively. As of December 31, 2020 and December 31, 2019, $15.3 million and $6.3 million, respectively was payable to the Adviser for income based incentive fees. For the year ended December 31, 2020 the Company accrued capital gains incentive fees of $(3.1) million, none of which was payable as of December 31, 2020 under the Investment Advisory Agreement. As of December 31, 2019, the Company had accrued capital gains incentive fees of $4.2 million, none of which was payable on such date under the Investment Advisory Agreement. For the year ended December 31, 2018, the Company did not accrue any capital gains incentive fee since there were cumulative net unrealized and realized losses as of such date.

Administration Agreement

Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of net asset value (“NAV”), compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for its costs, expenses and allocable portion of overhead (including compensation of personnel performing administrative duties) in connection with the services performed for us pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by

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such affiliate or third party. The Administrator has hired a sub-administrator to assist in the provision of administrative services. The sub-administrator receives compensation for its provision of sub-administrative services under a sub-administration agreement.

For the years ended December 31, 2020, 2019 and 2018, the Company incurred $2.3 million, $1.5 million and $0.4 million, respectively, under the Administration Agreement, which were recorded in administrative service expenses in the Company’s Consolidated Statements of Operations. As of December 31, 2020 and December 31, 2019, $1.1 million and $0.9 million, respectively, was unpaid and included in due to affiliate in the Consolidated Statements of Assets and Liabilities.

Certain Terms of the Investment Advisory Agreement and Administration Agreement

Each of the Investment Advisory Agreement and the Administration Agreement has been approved by the Board. Unless earlier terminated as described below, each of the Investment Advisory Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first became effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent trustees. We may terminate the Investment Advisory Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate either agreement may be made by a majority of the Board or the shareholders holding a majority outstanding voting securities, which means the lesser of (1) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. In addition, the Adviser may terminate the Investment Advisory Agreement or the Administrator may terminate the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The Investment Advisory Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.

The Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Company in connection with the matters to which the Investment Advisory Agreement and Administration Agreement, respectively, relate, provided that the Adviser and Administrator shall not be protected against any liability to the Company or its shareholders to which the Adviser or Administrator would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Each of the Investment Advisory Agreement and the Administration Agreement provides that, absent disabling conduct, each of our Adviser and our Administrator, as applicable, and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the Investment Advisory Agreement and our Administrator’s services under the Administration Agreement or otherwise as adviser or administrator for us. The Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser or the Administrator in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser or Administrator had reasonable cause to believe its conduct was unlawful.

Expense Support

On December 12, 2018, we entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser. The Expense Support Agreement provides that, at such times

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

as the Adviser determines, the Adviser may pay certain expenses of the Company, provided that no portion of the payment will be used to pay any of our interest expense (each, an “Expense Payment”). Such Expense Payment must be made in any combination of cash or other immediately available funds no later than forty-five days after a written commitment from the Adviser to pay such expense, and/or by an offset against amounts due from us to the Adviser or its affiliates. Following any calendar quarter in which Available Operating Funds (as defined in the Expense Support Agreement) exceed the cumulative distributions accrued to our shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (such amount referred to as the “Excess Operating Funds”), we shall pay such Excess Operating Funds, or a portion thereof (each, a “Reimbursement Payment”), to the Adviser until such time as all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter have been reimbursed. The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such quarter and (ii) the aggregate amount of all Expense Payments made by the Adviser to us within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by us to the Adviser. The Expense Support Agreement provides additional restrictions on the amount of each Reimbursement Payment for any calendar quarter. The Adviser may waive its right to receive all or a portion of any Reimbursement Payment in any particular calendar quarter, so that such Reimbursement Payment may be reimbursable in a future calendar quarter.

The following table presents a summary of Expense Payments and the related Reimbursement Payments since the Company’s commencement of operations:

For the Quarter Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Unreimbursed Expense Payments
December 31, 2018	$1,696	$(1,696)	$—
March 31, 2019	570	(570)	—

Total	$2,266	$(2,266)	$—

For the years ended December 31, 2020, 2019 and 2018, the Adviser made Expense Payments in the amount of $0.0 million, $0.6 million and $1.7 million, respectively. For the years ended December 31, 2020, 2019 and 2018, the Company made Reimbursement Payments related to Expense Payments by the Adviser of $1.5 million, $0.8 million and $0.0 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

As of                , 2021, there were                 shares of the Company’s beneficial interest outstanding.

No person is deemed to control the Company, as such term is defined in the 1940 Act.

The following table sets forth, as of                , 2021, information with respect to the beneficial ownership of the Company’s common shares by:

•	each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company’s beneficial interest;

•	each of the Company’s trustees and each named executive officer; and

•	all of the Company’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on 130,105,225 shares of the Company’s beneficial interest outstanding as of May 13, 2021.

Unless otherwise indicated, to the Company’s knowledge, each shareholder listed below has sole voting and investment power with respect to the shares beneficially owned by the shareholder, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, each shareholder maintains an address of c/o Blackstone Secured Lending Fund, 345 Park Avenue, 31st Floor, New York, New York 10154.

Ownership information for those persons, if any, who own, control or hold the power to vote, 5% or more of our shares is based upon Schedule 13D or Schedule 13G filings by such persons with the SEC and other information obtained from such persons, if available. Such ownership information is as of the date of the applicable filing and may no longer be accurate.

Name and Address	Number of Shares	Percentage of Class
Trustees and Executive Officers:
Independent Trustees
Robert Bass	4,003	*
Tracy Collins	—	—
Vicki L. Fuller	—	—
James F. Clark	—	—
Interested Trustees
Daniel H. Smith, Jr.	19,599	*
Brad Marshall	75,274	*
Executive Officers
Stephan Kuppenheimer	11,291	*
Robert W. Busch	—	—
Beth Chartoff	1,882	*
Marisa J. Beeney	—	—
Trustees and Executive Officers as a Group (11 persons)	112,049	*
5% Holders
Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme and USS Investment Management Limited(1)	10,837,466	8.3%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

*	Less than 1%.
(1)

Based on a Schedule 13G/A jointly filed by Universities Superannuation Scheme Ltd as trustee for Universities Superannuation Scheme Ltd (“USSL”) and USS Investment Management Limited (“USSIM”) on February 3, 2020. The address for Universities Superannuation Scheme Ltd as trustee for USSL and USSIM is Royal Liver Building, Liverpool L3 1PY, United Kingdom.

Set forth in the table below is the dollar range of equity securities held in the Company by each Trustee as of December 31, 2020.

Name of Trustee	Dollar Range(1)(2) of Equity Securities in the Company
Independent Trustees
Robert Bass	Over $100,000
Tracy Collins	None
Vicki L. Fuller(3)	None
James F. Clark(4)	None

Interested Trustees
Daniel H. Smith, Jr	Over $100,000
Brad Marshall	Over $100,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)	Based on NAV per share as of September 30, 2020 ($24.91).
(3)	Ms. Fuller joined the Board on August 26, 2020.
(4)	Mr. Clark joined the Board on November 5, 2020.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

DETERMINATION OF NET ASSET VALUE

We conduct the valuation of our portfolio companies, pursuant to which our NAV shall be determined, at all times consistent with U.S. GAAP and the 1940 Act. Our Board, with the assistance of the Adviser, the Audit Committee and independent third-party valuation firm(s), will determine the fair value of our assets on at least a quarterly basis.

Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we will utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Where it is possible to obtain reliable, independent market quotations from a third party vendor, we will use these quotations to determine the value of our investments. Debt and equity securities that are not publicly-traded or whose market prices are not readily available, as is expected to be the case for a substantial portion of our investments, will be valued at fair value as determined in good faith pursuant to procedures adopted by, and under the oversight of, the Board, based on, among other things, the input of the Adviser, the Audit Committee and independent third-party valuation firm(s) engaged at the direction of the Board to review our investments.

With respect to investments for which market quotations are not readily available, the Company uses a multi-step valuation process, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•

In addition, independent valuation firms engaged by the Board prepare valuations of all the Company’s investments over a de minimis threshold. The independent valuation firms provide a final range of values on such investments to the Board and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Adviser’s valuations are reasonable;

•	The Valuation Committee makes valuation recommendations to the Audit Committee;

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Valuation Committee, including the independent valuation firms’ valuations, and once approved, recommends them for approval by the Board; and

•

The Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser’s Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

Valuation of each of our investments will generally be made as described above as of the end of each fiscal quarter. In cases where we determine our NAV at times other than a quarter end, we intend to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, non-quarterly valuations will generally be the most recent quarterly valuation unless a material event has occurred since the most recent quarter end with respect to the investment. Independent valuation firms are generally not used for non-quarterly valuations.

As part of the valuation process, we take into account relevant factors in determining the fair value of its investments, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board or its delegates consider whether the pricing indicated by the external event corroborates its valuation.

The Board has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Company’s portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Board may reasonably rely on that assistance. However, the Board is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and a consistently applied valuation process.

Determinations in connection with offerings

In connection with certain offerings of common shares, our Board or one of its committees may be required to make the determination that we are not selling common shares at a price below the then current net asset value of our common shares at the time at which the sale is made. Our Board or the applicable committee will consider the following factors, among others, in making any such determination:

•	the net asset value of our common shares most recently disclosed by us in the most recent periodic report that we filed with the SEC;

•

our Adviser’s assessment of whether any material change in the net asset value of our common shares has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed net asset value of our common shares and ending no earlier than two days prior to the date of the sale of our common shares; and

•

the magnitude of the difference between the net asset value of our common shares most recently disclosed by us and our Adviser’s assessment of any material change in the net asset value of our common shares since that determination, and the offering price of the common shares in the proposed offering.

This determination will not require that we calculate the net asset value of our common shares in connection with each offering of common shares, but instead it will involve the determination by our Board or a committee thereof that we are not selling common shares at a price below the then current net asset value of our common shares at the time at which the sale is made or otherwise in violation of the 1940 Act.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records that we are required to maintain under the 1940 Act.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

DIVIDEND REINVESTMENT PLAN

[Pursuant to the amended and restated dividend reinvestment plan, which will become effective upon completion of this offering, we will reinvest all cash distributions declared by the Board on behalf of our shareholders who do not elect to receive their distribution in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our dividend reinvestment plan will have their cash distributions automatically reinvested in additional common shares as described below, rather than receiving the cash dividend or other distribution.

If newly issued shares are used to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder will be determined by dividing the total dollar amount of the cash dividend or distribution payable to a shareholder by the market price per common share at the close of regular trading on the New York Stock Exchange on the payment date of a distribution, or if no sale is reported for such day, the average of the reported bid and ask prices. However, if the market price per share on the payment date of a cash dividend or distribution exceeds the most recently computed net asset value per share, we will issue shares at the greater of (i) the most recently computed net asset value per share and (ii) 95% of the current market price per share (or such lesser discount to the current market price per share that still exceeded the most recently computed net asset value per share). For example, if the most recently computed net asset value per share is $25.00 and the market price on the payment date of a cash dividend is $24.00 per share, we will issue shares at $24.00 per share. If the most recently computed net asset value per share is $25.00 and the market price on the payment date of a cash dividend is $27.00 per share, we will issue shares at $25.65 per share (95% of the current market price). If the most recently computed net asset value per share is $25.00 and the market price on the payment date of a cash dividend is $26.00 per share, we will issue shares at $25.00 per share.

If shares are purchased in the open market to implement the dividend reinvestment plan, the number of shares to be issued to a shareholder shall be determined by dividing the dollar amount of the cash dividend payable to such shareholder by the weighted average price per share for all shares purchased by the plan administrator in the open market in connection with the dividend.

No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distributions reinvested in common shares. A registered shareholder is able to elect to receive an entire cash dividend or other distribution in cash by notifying the Adviser in writing so that such notice is received by the Adviser no later than ten days prior to the record date for distributions to the shareholders.

There are no brokerage charges or other charges to shareholders who participate in the plan.

The plan is terminable by us upon notice in writing mailed to each shareholder of record at least 30 days prior to any record date for the payment of any distribution by us.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the dividend reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of common shares purchased during such quarter, and the per share purchase price for such shares. Annually, as required by the Code, we will include tax information for income earned on shares under the dividend reinvestment plan on a Form 1099-DIV that is mailed to shareholders subject to Internal Revenue Service (“IRS”) tax reporting. We reserve the right to amend, suspend or terminate the dividend reinvestment plan. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid under the Investment Advisory Agreement.                acts as the administrator of the dividend reinvestment plan.

For additional discussion regarding the tax implications of participation in the dividend reinvestment plan, see “Certain U.S. Federal Income Tax Considerations”. Additional information about the dividend reinvestment plan may be obtained by contacting shareholder services for Blackstone Secured Lending Fund at                .]

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our common shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our common shares as capital assets. A U.S. shareholder is a shareholder that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold our common shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address U.S. federal estate or gift tax laws, the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax, or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our common shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our common shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation as a Regulated Investment Company

The Company has elected to be treated, and intends to operate in a manner so as to continue to qualify, as a regulated investment company (a “RIC”) under Subchapter M of the Code.

To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Company must, among other things: (1) have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year; (2) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Company (a) at least 50% of the value of the Company’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Company’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Company’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Company controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships (described in 2(b) above).

If the Company fails to satisfy as of the close of any quarter the asset diversification test referred to in the preceding paragraph, it will have 30 days to cure the failure by, for example, selling securities that are the source

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

of the violation. Other cure provisions are available in the Code for a failure to satisfy the asset diversification test, but any such cure provision may involve the payment of a penalty excise tax.

As a RIC, the Company generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. Generally, the Company intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Company must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Company will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A dividend will be treated as paid on December 31 of any calendar year if it is declared by the Company in October, November or December with a record date in such a month and paid by the Company during January of the following calendar year. Such dividends will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the dividends are received.

If the Company failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Company would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Company could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Distributions

Distributions to shareholders by the Company of ordinary income, and of net short-term capital gains, if any, realized by the Company will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our common shares. A distribution of an amount in excess of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in his or her common shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in his or her common shares, the excess will be treated by the shareholder as gain from a sale or exchange of the common shares. Distributions paid by the Company generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional common shares pursuant to the dividend reinvestment plan. Shareholders

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

receiving distributions in the form of additional common shares will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash, unless the Company issues additional common shares with a fair market value equal to or greater than net asset value, in which case such shareholders will generally be treated as receiving a distribution in the amount of the fair market value of the distributed common shares. The additional common shares received by a shareholder pursuant to the dividend reinvestment plan will have a new holding period commencing on the day following the day on which the common shares are credited to the shareholder’s account.

The Company may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, the Company may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each common shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Company on the gain and (iii) increase the tax basis for its common shares by an amount equal to the deemed distribution less the tax credit.

The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Company issues preferred shares, the Company intends to allocate capital gain dividends, if any, between its common shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions.

Sale or Exchange of Common Shares

Upon the sale, exchange or other disposition of our common shares, a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the common shares sold. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the common shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the common shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.

No loss will be allowed on the sale or other disposition of common shares if the owner acquires (including pursuant to the dividend reinvestment plan) or enters into a contract or option to acquire securities that are substantially identical to such common shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale or exchange of common shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such common shares.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to common shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Nature of the Company’s Investments

Certain of the Company’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Company to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.

These rules could therefore affect the character, amount and timing of distributions to shareholders and the Company’s status as a RIC. The Company will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.

Below Investment Grade Instruments

The Company expects to invest in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Company. U.S. federal income tax rules are not entirely clear about issues such as when the Company may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Company, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.

Original Issue Discount and Market Discount

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Furthermore, we have elected to amortize market discount (as determined for federal income tax purposes) and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation. Because any original issue discount or market discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus we may become subject to corporate-level income tax.

Currency Fluctuations

Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Company accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Company actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Foreign Taxes

The Company’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Company’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Company.

Preferred Shares or Borrowings

If the Company utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on common shares in certain circumstances. Limits on the Company’s payments of dividends on common shares may prevent the Company from meeting the distribution requirements described above, and may, therefore, jeopardize the Company’s qualification for taxation as a RIC and possibly subject the Company to the 4% excise tax. The Company will endeavor to avoid restrictions on its ability to make dividend payments.

Backup Withholding

The Company may be required to withhold from all distributions to U.S. shareholders who fail to provide the Company with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Shareholders

U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Company is “effectively connected” with a U.S. trade or business carried on by the shareholder.

If the income from the Company is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Company that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Company properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. A foreign shareholder whose income from the Company is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Company that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of common shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of common shares.

If the income from the Company is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Company that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of common shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The Company may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Company.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Company pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our common shares.

Other Taxation

Shareholders may be subject to state, local and foreign taxes on their distributions from the Company. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Company.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF OUR SHARES

The following description is based on relevant portions of Delaware law and on our Third Amended and Restated Declaration of Trust (“Declaration of Trust”) and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.

Description of our Shares

General

The terms of the Declaration of Trust authorize an unlimited number of shares, which may include preferred shares.

None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Company or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board in setting the terms of any class or series of Common Shares, no shareholder of the Company (“Shareholder”) will be entitled to exercise appraisal rights in connection with any transaction.

The following are the Company’s outstanding classes of securities as of May 13, 2021:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by the Company or for the Company’s Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Shares	Unlimited	—	130,105,225
Preferred Shares	Unlimited	—	—

Common Shares

Under the terms of the Declaration of Trust, we retain the right to issue common shares. In addition, Shareholders are entitled to one vote for each share held on all matters submitted to a vote of Shareholders and do not have cumulative voting rights in the election or removal of the trustees. Accordingly, subject to the rights of any outstanding preferred shares, holders of a majority of the shares entitled to vote in any election of trustees may elect all of the trustees standing for election. Shareholders are entitled to receive proportionately any dividends declared by the Board, subject to any preferential dividend rights of outstanding preferred shares. Upon our liquidation, dissolution or winding up, the Shareholders will be entitled to receive ratably our net assets available after the payment of all debts and other liabilities and will be subject to the prior rights of any outstanding preferred shares. Shareholders have no redemption or preemptive rights. The rights, preferences and privileges of Shareholders are subject to the rights of the holders of any series of preferred shares that we may designate and issue in the future.

Preferred Shares

Under the terms of the Declaration of Trust, the Board is authorized to issue preferred shares in one or more series without Shareholder approval. The 1940 Act limits our flexibility as certain rights and preferences of the preferred shares require, among other things: (i) immediately after issuance and before any distribution is made with respect to Shares, we must meet an asset coverage ratio of total assets to total senior securities, which include all of our borrowings and preferred shares, of at least 150%; and (ii) the holders of preferred shares, if any are issued, must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if and for so long as dividends on the preferred shares are unpaid in an amount equal to two full years of dividends on the preferred shares.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Redemptions by the Company

Each Share is subject to redemption (out of the assets of the Company) by the Company at the redemption price equal to the then current NAV per Share of the Company determined in accordance with the Declaration of Trust at any time if the Trustees determine in their sole discretion that a Shareholder has breached any of its representations or warranties contained in such Shareholder’s subscription agreement with the Company, and upon such redemption the holders of the Shares so redeemed will have no further right with respect thereto other than to receive payment of such redemption price.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever with the exception of any act or omission that constitutes a bad faith violation of the implied contractual covenant of good faith and fair dealing. Our Declaration of Trust provides that no Shareholder will be subject in such capacity to any personal liability whatsoever to any Person (as defined in the Declaration of Trust”) in connection with Trust Property (as defined in the Declaration of Trust”) or the acts, obligations or affairs of the Company. Shareholders will have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No trustee or officer of the Company will be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Company or its Shareholders arising from bad faith, willful misconduct, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons will look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Company. If any Shareholder, trustee or officer, as such, of the Company, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he will not, on account thereof, be held to any personal liability. Any repeal or modification of the applicable section of the Declaration of Trust will not adversely affect any right or protection of a trustee or officer of the Company existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Pursuant to our Declaration of Trust, the Company will indemnify each person who at any time serves as a trustee, officer or employee of the Company (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in the applicable section of the Declaration of Trust by reason of his having acted in any such capacity, except with respect to any matter as to which he will not have acted in good faith in the reasonable belief that his action was in the best interest of the Company or, in the case of any criminal proceeding, as to which he will have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee will be indemnified thereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misconduct, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification will be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Board or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in the Declaration of Trust will continue as to a person who has ceased to be a trustee or officer of the Company and will inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of the Declaration of Trust or repeal of any of its provisions will limit or eliminate any of the benefits provided to any person who at any time

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

is or was a trustee or officer of the Company or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

Notwithstanding the foregoing, the Company will not indemnify an indeminitee unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those trustees who are neither Interested Persons of the Company (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding will be authorized and made in accordance with the immediately succeeding paragraph below.

In addition, the Declaration of Trust permits the Company to make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Company receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Company unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee will provide adequate security for his undertaking, (ii) the Company will be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, will conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

Subject to any limitations provided by the 1940 Act and the Declaration, the Company will have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Company or serving in any capacity at the request of the Company or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Board.

Delaware Law and Certain Declaration of Trust Provisions

Organization and Duration

We were formed in Delaware on March 26, 2018, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.

Purpose

Under the Declaration of Trust, we are permitted to conduct, operate and carry on the business of a BDC within the meaning of the 1940 Act and engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.

Action by Shareholders

The Shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. Under the Declaration of Trust, the Company will not hold annual meetings. A special meeting of the Shareholders may be called at any time by a majority of the Board or the Chief Executive Officer and will be called by any trustee for any proper purpose upon written request of Shareholders holding in the aggregate not less than thirty-three and one-third percent (33 1/3%) of the outstanding shares of the Company,

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

such request specifying the purpose or purposes for which such meeting is to be called, provided that in the case of a meeting called by any trustee at the request of Shareholders for the purpose of electing trustees or removing the Adviser, written request of Shareholders holding in the aggregate not less than fifty-one percent (51%) of the outstanding Shares of the Company or class or series of Shares having voting rights on the matter will be required. For a special Shareholder meeting to be called for a proper purpose (as used in the preceding sentence), it is not a requirement that such purpose relate to a matter on which Shareholders are entitled to vote, provided that if such meeting is called for a purpose for which Shareholders are not entitled to vote, no vote will be taken at such meeting. Any shareholder meeting, including a special meeting, will be held within or without the State of Delaware on such day and at such time as the Board will designate.

Amendment of the Declaration of Trust; No Approval by Shareholders

The Board may, without Shareholder vote, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust. Shareholders will only have the right to vote on any amendment: (i) which would eliminate their right to vote granted in the Declaration of Trust, (ii) to the amendment provision of the Declaration of Trust, (iii) that would adversely affect the powers, preferences or special rights of the Shares as determined by the Board Trustees in good faith and (iv) submitted to them by the Board. In addition, the Board will have the authority to amend the Declaration of Trust without a Shareholder vote in connection with an Exchange Listing (as defined in the Declaration of Trust”) without regard to (i), (ii) and (iii) above, including without limitation, to classify the Board, to permit annual meetings of Shareholders, to impose advance notice bylaw provisions for Trustee nominations or for Shareholder proposals, to require super-majority approval for certain types of transactions or to otherwise add provisions that may be deemed to adverse to Shareholders. A proposed amendment to the Declaration of Trust requires the affirmative vote of a majority of the Board for adoption.

An amendment duly adopted by the requisite vote of the Board and, if required, the Shareholders as aforesaid, will become effective at the time of such adoption or at such other time as may be designated by the Board or Shareholders, as the case may be. A certification in recordable form signed by a majority of the Board setting forth an amendment and reciting that it was duly adopted by the Trustees and, if required, the Shareholders as aforesaid, or a copy of the Declaration, as amended, in recordable form, and executed by a majority of the Board, will be conclusive evidence of such amendment when lodged among the records of the Company or at such other time designated by the Board.

Default Provisions

Unless otherwise agreed by the Board or the Adviser with a Shareholder, if a Shareholder fails to fund a Capital Commitment (as defined in the Declaration of Trust) when due, after a ten business day cure period the Company may determine such Shareholder to be a defaulting Shareholder. A defaulting Shareholder will forfeit its right to participate in future capital calls and 50% of its Shares will be transferred to the non-defaulting Shareholders on a pro rata basis. In addition, the Adviser may, in its discretion, and subject to applicable law, take any actions available under the Declaration of Trust or at law or at equity. Without limitation on the rights the Company may have against the defaulting Shareholder, the Company may call for additional capital contributions from non-defaulting Shareholders to make up any shortfall. The non-defaulting Shareholders could therefore be required to fund any shortfall up to their remaining Capital Commitments.

Merger, Consolidation, Incorporation

Notwithstanding anything else in the Declaration of Trust, the Board may, without Shareholder approval unless such approval is required by the 1940 Act or, after an Exchange Listing, the applicable stock exchange rules, or if such transaction is reasonably anticipated to result in a material dilution of the NAV per Share of the Company, cause and approve a merger, conversion, reorganization or consolidation of the Company, (ii) cause the Shares to be exchanged under or pursuant to any state or federal statute to the extent permitted by law, (iii) cause the Company to incorporate under the laws of a state, commonwealth, possession or colony of the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

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United States, (iv) sell or convey all or substantially all of the assets of the Company or (v) at any time sell or convert into money all or any part of the assets of the Company. Any agreement of merger, reorganization, consolidation, exchange or conversion or certificate of merger, certificate of conversion or other applicable certificate may be signed by a majority of the Board or an authorized officer of the Company and facsimile signatures conveyed by electronic or telecommunication means will be valid.

Derivative Actions

No person, other than a Trustee, who is not a Shareholder will be entitled to bring any derivative action, suit or other proceeding on behalf of the Company. No Shareholder may maintain a derivative action on behalf of the Company unless holders of at least ten percent (10%) of the outstanding Shares join in the bringing of such action.

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a Shareholder may bring a derivative action on behalf of the Company only if the following conditions are met: (i) the Shareholder or Shareholders must make a pre-suit demand upon the Board to bring the subject action unless an effort to cause the Board to bring such an action is not likely to succeed; and a demand on the Board will only be deemed not likely to succeed and therefore excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, is composed of Board who are not “independent trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board must be afforded a reasonable amount of time to consider such Shareholder request and to investigate the basis of such claim; and the Board will be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Company for the expense of any such advisors in the event that the Board determine not to bring such action. For purposes of this paragraph, the Board may designate a committee of one or more trustees to consider a Shareholder demand.

Exclusive Delaware Jurisdiction

Each Trustee, each officer and each person legally or beneficially owning a Share or an interest in a Share of the Company (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to the Company, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, or (B) the duties (including fiduciary duties), obligations or liabilities of the Company to the Shareholders or the Board, or of officers or the Board to the Company, to the Shareholders or each other, or (C) the rights or powers of, or restrictions on, the Company, the officers, the Board or the Shareholders, or (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to the Company pursuant to Section 3809 of the Delaware Statutory Trust Statute, or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to the Company (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds, or (z) are derivative or direct claims)), will be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum, or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

effect for notices hereunder, and agrees that such service will constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof will affect or limit any right to serve process in any other manner permitted by law, and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding.

Term of the Company

If we have not consummated an Exchange Listing by the earlier of (i) the five-year anniversary of the end of the Initial Drawdown Period, as may be extended for up to an additional one-year period pursuant to the Adviser’s recommendation with the approval of the Board and (ii) the ten year anniversary of the date of our initial closing, then the Board (subject to market conditions and any necessary Shareholder approvals and applicable requirements of the 1940 Act) will use its commercially reasonable efforts to wind down, sell and/or liquidate and dissolve the Company in an orderly manner.

Books and Reports

We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis in accordance with U.S. GAAP.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the trustees be persons other than “interested persons,” as that term is defined in the 1940 Act.

In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by “a majority of our outstanding voting securities” as defined in the 1940 Act. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (a) 67% or more of such company’s voting securities present at a meeting if more than 50% of the outstanding voting securities of such company are present or represented by proxy, or (b) more than 50% of the outstanding voting securities of such company. We do not anticipate any substantial change in the nature of our business.

We are not generally able to issue and sell our common shares at a price below net asset value per share. We may, however, issue and sell our common shares, or warrants, options or rights to acquire our common shares, at a price below the then-current net asset value of our common shares if (1) our board of trustees determines that such sale is in our best interests and the best interests of our shareholders, and (2) our shareholders have approved our policy and practice of making such sales within the preceding 12 months. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of trustees, closely approximates the market value of such securities.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate or currency fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company, or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, if any, it should be noted that such investments might subject our shareholders to additional expenses as they will be indirectly responsible for the costs and expenses of such companies. None of our investment policies are fundamental, and thus may be changed without shareholder approval.

Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:

(1)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)

is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	satisfies any of the following:

(i)	does not have any class of securities that is traded on a national securities exchange;

(ii)	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii)	is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or

(iv)	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.

(2)	Securities of any Eligible Portfolio Company controlled by the BDC.

(3)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)

Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the BDC already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities

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maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.

Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On September 25, 2018, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we are required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We are also permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We have established asset based credit facilities and may establish future facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. Our existing financing facilities bear, and it is anticipated that any future credit facilities will bear interest at floating rates at to be determined spreads over LIBOR. Shareholders indirectly bear the costs associated with any borrowings under a credit facility or otherwise, including increased management fees payable to the Adviser as a result of such borrowings. Our current credit facilities require us, and future lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

As of March 31, 2021, we have also issued three unsecured bonds and may have additional bond offerings in the future.

We may enter into a TRS agreement. A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during a specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements. The Company would typically have to post collateral to cover this potential obligation. To the extent the Company segregates liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under TRS transactions, enters into offsetting transactions or otherwise covers such TRS transactions in accordance with applicable SEC guidance, the leverage incurred through TRS will not be considered a borrowing for purposes of the Company’s overall leverage limitation.

We may also create leverage by securitizing our assets (including in CLOs) and retaining the equity portion of the securitized vehicle. Debt securitizations (including in CLOs) are a form of secured financing, which would generally be consolidated on our financial statements and subject to our overall asset coverage requirement. There can be no assurance that we will be able to obtain a CLO debt securitization on favorable terms or at all or that any such financing will benefit our investment performance. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.

Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments

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and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.

Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.

We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines are reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.

Proxy Policies

The Adviser’s policies and procedures are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Company and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Company, taking into consideration the Company’s investment horizons and other relevant factors. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Decisions are based on a number of factors which may vary depending on a proxy’s subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of

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a conflict of interest, the Adviser will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing a Company’s investment in a particular company.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, Blackstone Credit BDC Advisors LLC, 345 Park Avenue, 31st Floor, New York, NY 10154.

Reporting Obligations and Available Information

We furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law. We are required to comply with all periodic reporting, proxy solicitation and other applicable requirements under the Exchange Act.

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Definitive Proxy Statement on Schedule 14A, and our directors, officers and 10% beneficial owners file reports on Forms 3, 4 and 5 pursuant to section 13(a), 15(d) or 16(a) of the Exchange Act. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information. We have made available free of charge on our website (www.bxsl.com) our annual reports on Form 10-K, quarterly reports on Form 10-Q, our current reports on Form 8-K and our governing documents.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common shares prevailing from time to time. Sales of substantial amounts of our common shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common shares.

Prior to this offering, we had                  common shares of our beneficial interest outstanding. Upon completion of this offering                 common shares of our beneficial interest will be issued and outstanding. If the underwriters exercise their option to purchase additional common shares of our beneficial interest,                 common shares of our beneficial interest will be issued and outstanding immediately after the completion of this offering.

Rule 144

Up to                of the shares of our beneficial interest outstanding prior to the consummation of this offering will not be considered “restricted” securities under the meaning of Rule 144 and will be eligible for resale pursuant to Rule 144 and                 shares of our beneficial interest outstanding prior to the consummation of this offering will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. Additionally, any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below. See “Risk Factors—Risks Related to an Investment in Our Common Shares—Prior to this offering, there has been no public market for our common shares, and we cannot assure you that a market for our common shares will develop or that the market price of our common shares will not decline following the offering.”

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our beneficial interest or the average weekly trading volume of our common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Transfer Restrictions

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UNDERWRITING

We are offering our common shares of our beneficial interest described in this prospectus through a number of underwriters.                ,                and                 are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of common shares of our beneficial interest listed next to its name in the following table:

Name	Number of Shares

Total

The underwriters are committed to purchase all the common shares of our beneficial interest offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares of our beneficial interest directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $ per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to                additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased pursuant to this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares	With option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, and up to $25,000 reimbursement of certain underwriters’ counsel fees in connection with the review of the terms of this offering by the Financial Industry Regulatory Authority, Inc., but excluding the underwriting discounts and commissions, will be approximately $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account

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holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

                ,                 and                have agreed for a period of                days after the date of this prospectus and we and our executive officers who are not directors have agreed for a period of                days after the date of this prospectus, (i) not to offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock or (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of our common stock or other securities, in cash or otherwise, without the prior written consent of                and                on behalf of the underwriters, subject to certain exceptions

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply for our common stock to be listed on the New York Stock Exchange under the symbol “BXSL”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of our common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of our common stock, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares of our common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

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Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.

We intend to use the net proceeds of this offering to pay down some of our existin indebtedness, to make investments in accordance with our investment objectives and for general corporate purposes.

On                , our Board approved the Company 10b5-1 Plan, to acquire up to $    million in the aggregate of our common stock at prices below our net asset value per share over a specified period, in accordance with the guidelines specified in Rule 10b-18 and Rule 10b5-1 of the Exchange Act. We intend to put the Company 10b5-1 Plan in place because we believe that, in the current market conditions, if our common stock is trading below our then-current net asset value per share, it is in the best interest of our shareholders for us to reinvest in our portfolio. See “The Company—Share Repurchase Plan.”

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required.

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this

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prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street Bank and Trust Company. The address of the custodian is 100 Summer Street, Floor 5, Boston, Massachusetts 02110. DST Systems, Inc. acts as our transfer agent, dividend disbursing agent for our common shares. The principal business address of DST Systems, Inc. is 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105-1594, telephone number: (816) 435-3455.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by the Board, if any, the Adviser will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. The Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While the Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters with respect to the validity of the common shares offered by this prospectus have been passed upon for us by Richards, Layton & Finger, P.A., Wilmington, Delaware and for the underwriters by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements and the Senior Securities table under the heading “Senior Securities” for Blackstone Secured Lending Fund and subsidiaries have been included herein and in the registration statement in reliance upon the reports of                , our independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the common shares offered by this prospectus. The registration statement contains additional information about us and the shares of our common shares being offered by this prospectus.

We also file with or submit to the SEC periodic and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act.

We furnish our shareholders with annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.

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Our website address is www.bxsl.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website also contains additional information with respect to our industry and businesses. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

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APPENDIX A

SUPPLEMENTAL PERFORMANCE INFORMATION

Blackstone Secured Lending Fund (the “Fund”) commenced investment operations on October 31, 2018. The performance information presented below is for the Fund and funds and accounts currently or previously advised or sub-advised by the Adviser or its affiliates that have investment strategies that are substantially similar to the investment strategies of the Fund (“Similar Accounts”). However, it is not the performance record of the Fund and should not be considered a substitute for the Fund’s own performance. Past returns are not indicative of future performance.

The performance information presented below is for Similar Accounts. Performance information is presented for funds and accounts that invest primarily in secured debt investments with a focus on originated transactions, including first and/or second lien senior secured loans and unitranche loans and, to a lesser extent, in subordinated and junior loans and other debt or equity instruments. The Similar Accounts represent all funds and accounts managed by Adviser or its affiliates that have substantially similar investment strategies to the investment strategies of the Fund.

This supplemental performance information is provided to illustrate the past performance of the Adviser and its affiliates, in managing funds and accounts with investment strategies that are substantially similar to the investment strategies of the Fund.

Certain of the Similar Accounts are not subject to investment limitations, leverage restrictions, diversification requirements and other restrictions imposed on business development companies by the 1940 Act and RICs under the Code. If these accounts were operated as business development companies and/or RICs their returns might have been lower. The fees and expenses of the Fund may be higher than those of certain of the Similar Accounts. Had the Similar Accounts’ performance reflected the anticipated fees and expenses of the Fund, their performance may have been lower. In addition, although the Similar Accounts have substantially similar investment strategies to the investment strategies of the Fund, the Fund will not always make the same investments as any Similar Accounts, and, therefore, the investment performance of the Fund will differ from the investment performance of the Similar Accounts. For certain of the Similar Accounts, affiliates of the Adviser act or acted as a non-discretionary investment adviser or sub-adviser. Thus, while these affiliates of the Adviser propose or proposed investment opportunities to the advisers or investors of such accounts for investment, such advisers or investors have or had investment discretion to approve or reject such investment recommendations.

The following table sets forth the historical “net” and “gross” annualized total returns of the Similar Accounts for periods ending March 31, 2021.

Similar Accounts*

	1 year	3 year	5 year	10 year	Since Inception
Net	24.8%	8.5%	9.4%	8.8%	11.0%
Gross	30.1%	12.6%	14.7%	14.7%	18.0%

*Performance presented for the Similar Accounts excludes the three month period ended June 30, 2018, during which the Adviser and its affiliates did not advise or sub-advise any Similar Accounts, except for certain sub-advised funds for which the resignation of the Adviser’s affiliates had already been announced but did not become effective until April 9, 2018.

Returns for periods over one year are annualized. The Similar Accounts include unitized and non-unitized funds with returns for unitized funds calculated on a total return basis and returns for separately managed accounts and non-unitized funds calculated on an internal rate of return basis. Annualized returns for the Similar Accounts are calculated by geometrically linking weighted fund quarterly returns. The historical performance presented above does not reflect the impact of any sales load, transaction or other fees, distribution fees or servicing fees.

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“Net” returns are presented after management fees, distribution fees, organizational expenses, fund expenses, and performance-based compensation but before any taxes or tax withholding incurred by investors. “Gross” returns are returns presented before management fees, organizational expenses, fund expenses, performance-based compensation and taxes and tax withholding incurred by investors, which in the aggregate are expected to be substantial.

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Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Trustees of Blackstone Secured Lending Fund:

Opinion on the Consolidated Financial Statements and Financial Highlights

We have audited the accompanying consolidated statements of assets and liabilities of Blackstone Secured Lending Fund and its subsidiaries (the “Company”), including the consolidated schedule of investments, as of December 31, 2020 and 2019, the related consolidated statements of operations, cash flows, changes in net assets, and the financial highlights for the years ended December 31, 2020 and 2019 and the period from November 20, 2018 (commencement of operations) to December 31, 2018, and the related notes. In our opinion, the consolidated financial statements and financial highlights present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, changes in net assets, cash flows, and the financial highlights for the years ended December 31, 2020 and 2019 and the period from November 20, 2018 (commencement of operations) to December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2020 and 2019, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Fair Value — Investments — Refer to Footnote 2 and 5 in the financial statements

Critical Audit Matter Description

As described in Note 5 to the consolidated financial statements, the Company’s level 3 investments carried at fair value were $4,785,325 thousand as of December 31, 2020, which includes debt investments of $4,261,272 thousand for which the fair values were determined by Blackstone Credit BDC Advisors (the “Adviser”) using a yield analysis. The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. We identified the valuation of level 3 debt investments utilizing yield analyses as a critical audit matter given the significant judgments made by the Adviser to estimate the fair value. This required a high degree of auditor judgment and extensive audit effort, including the need to involve fair value specialists who possess significant valuation experience, to evaluate the appropriateness of the valuation techniques and the significant unobservable input.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the unobservable inputs and assumptions used to estimate the fair value of investments included the following, among others:

•	We evaluated the appropriateness of the valuation methodologies used by the Adviser.

•	We evaluated the appropriateness of the estimates and assumptions in the yield analyses through independent analysis and evidence, including the selected yields for debt investments.

•	With the assistance of our internal fair value specialists, we evaluated the valuation methodologies and related significant assumptions.

•	We evaluated the impact of current market events and conditions on the valuation methodology and inputs used by the Adviser.

/s/ DELOITTE & TOUCHE LLP

New York, New York

March 3, 2021

We have served as the Company’s auditor since 2018.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Assets and Liabilities

(in thousands, except share and per share amounts)

	December 31, 2020	December 31, 2019
ASSETS
Investments at fair value
Non controlled/non affiliated investments (cost of $5,575,482 and $3,067,767 at December 31, 2020 and December 31, 2019, respectively)	$5,585,942	$3,092,440
Cash and cash equivalents	217,993	65,495
Interest receivable from non controlled/non affiliated investments	21,456	16,990
Deferred financing costs	6,933	5,172
Deferred offering costs	—	760
Receivable for investments sold	114,537	2,726
Subscription receivable	3,427	5,942
Other assets	578	582

Total assets	$5,950,866	$3,190,107

LIABILITIES
Debt (net of unamortized debt issuance costs of $14,170 and $0 at December 31, 2020 and December 31, 2019, respectively)	$2,500,393	$1,454,214
Payable for investments purchased	48,582	10,086
Due to affiliates	5,546	2,007
Management fees payable	10,277	5,045
Income based incentive fee payable	15,262	6,345
Capital gains incentive fee payable	1,077	4,218
Interest payable	14,715	5,496
Distribution payable (Note 8)	86,638	27,827
Accrued expenses and other liabilities	567	1,752

Total liabilities	2,683,057	1,516,990

Commitments and contingencies (Note 7)
NET ASSETS
Common shares, $0.001 par value (unlimited shares authorized; 129,661,586 and 64,289,742 shares issued and outstanding at December 31, 2020 and December 31, 2019, respectively)	130	64
Additional paid in capital	3,232,562	1,635,915
Distributable earnings (loss)	35,117	37,138

Total net assets	3,267,809	1,673,117

Total liabilities and net assets	$5,950,866	$3,190,107

NET ASSET VALUE PER SHARE	$25.20	$26.02

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	For the Year Ended December 31,
	2020	2019	2018
Investment income:
From non-controlled/non-affiliated investments:
Interest income	$381,797	$146,380	$3,174
Payment-in-kind interest income	7,119	988	—
Fee income	725	680	—

Total investment income	389,641	148,048	3,174
Expenses:
Interest expense	65,949	35,431	1,351
Management fees	32,874	12,635	309
Income based incentive fee	41,983	13,818	—
Capital gains incentive fee	(3,141)	4,218	—
Professional fees	1,999	1,338	212
Board of Trustees’ fees	467	430	177
Administrative service expenses (Note 3)	2,271	1,506	362
Other general and administrative	4,166	3,033	333
Organization costs	—	—	670
Amortization of offering costs	1,509	1,090	117

Total expenses	148,077	73,499	3,531
Expense support (Note 3)	—	(570)	(1,696)
Recoupment of expense support (Note 3)	1,466	800	—

Net expenses	149,543	73,729	1,835
Net investment income before excise tax	240,098	74,319	1,339
Excise tax expense	517	465	52

Net investment income after excise tax	239,581	73,854	1,287

Realized and unrealized gain (loss):
Net change in unrealized appreciation (depreciation):
Non-controlled/non-affiliated investments	(16,593)	28,173	(3,428)
Forward purchase obligation (Note 7)	—	222	(222)
Translation of assets and liabilities in foreign currencies	11	(66)	—

Net unrealized appreciation (depreciation)	(16,582)	28,329	(3,650)
Realized gain (loss):
Non-controlled/non-affiliated investments	(4,378)	3,962	—
Foreign currency transactions	17	61	—
Derivative (Note 5)	—	—	(581)

Net realized gain (loss)	(4,361)	4,023	(581)

Net realized and unrealized gain (loss)	(20,943)	32,352	(4,231)

Net increase (decrease) in net assets resulting from operations	$218,638	$106,206	$(2,944)

Net investment income per share (basic and diluted)	$2.51	$2.18	$0.17
Earnings (loss) per share (basic and diluted)	$2.29	$3.14	$(0.39)
Weighted average shares outstanding (basic and diluted)	95,333,867	33,858,642	7,458,181
Distributions declared per share	$2.30	$2.00	$—

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Changes in Net Assets

(in thousands)

	Par Amount	Additional Paid in Capital	Distributable Earnings (Loss)	Total Net Assets
Balance, November 20, 2018 (commencement of operations)	$—	$—	$—	$—
Issuance of common shares	10	239,299	—	239,309
Net investment income	—	—	1,287	1,287
Net realized gain (loss) on investments	—	—	(581)	(581)
Net change in unrealized appreciation (depreciation) on investments	—	—	(3,650)	(3,650)
Tax reclassification of shareholders’ equity in accordance with US GAAP	—	(52)	52	—

Balance, December 31, 2018	10	239,247	(2,892)	236,365

Issuance of common shares	54	1,393,685	—	1,393,739
Reinvestment of dividends	—	4,318	—	4,318
Net investment income	—	—	73,854	73,854
Net realized gain (loss) on investments	—	—	4,023	4,023
Net change in unrealized appreciation (depreciation) on investments	—	—	28,329	28,329
Dividends declared from net investment income	—	—	(67,511)	(67,511)
Tax reclassification of shareholders’ equity in accordance with US GAAP	—	(1,335)	1,335	—

Balance, December 31, 2019	64	1,635,915	37,138	1,673,117

Issuance of common shares	65	1,579,929	—	1,579,994
Reinvestment of dividends	1	18,744	—	18,745
Net investment income	—	—	239,581	239,581
Net realized gain (loss) on investments	—	—	(4,361)	(4,361)
Net change in unrealized appreciation (depreciation) on investments	—	—	(16,582)	(16,582)
Dividends declared from net investment income	—	—	(222,685)	(222,685)
Tax reclassification of shareholders’ equity in accordance with US GAAP	—	(2,026)	2,026	—

Balance, December 31, 2020	$130	$3,232,562	$35,117	$3,267,809

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$218,638	$106,206	$(2,944)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net unrealized (appreciation) depreciation on investments	16,593	(28,173)	3,428
Net unrealized (appreciation) depreciation on forward purchase obligation	—	(222)	222
Net unrealized (appreciation) depreciation on translation of assets and liabilities in foreign currencies	(11)	66	—
Net realized (gain) loss on investments	4,378	(3,962)	581
Net accretion of discount and amortization of premium	(50,058)	(9,812)	(127)
Payment-in-kind interest capitalized	(7,635)	(803)	—
Amortization of deferred financing costs	3,811	1,565	327
Amortization of debt financing and debt issuance costs	1,327	—	—
Amortization of offering costs	1,509	1,090	117
Payment in connection with settlement of derivative, net of cash received	—	—	(24,015)
Purchases of investments	(4,485,214)	(3,077,267)	(428,071)
Proceeds from sale of investments and principal repayments	2,030,814	572,830	432
Changes in operating assets and liabilities:
Interest receivable	(4,466)	(14,778)	(1,608)
Receivable for investments	(111,811)	15,020	11,994
Other assets	4	(211)	(371)
Payable for investments purchased	38,496	(139,427)	86,754
Management fee payable	5,232	4,736	309
Income based incentive fee payable	8,917	6,345	—
Capital gains incentive fee payable	(3,141)	4,218	—
Due to affiliates	3,450	(349)	1,761
Interest payable	9,219	4,578	779
Accrued expenses and other liabilities	(217)	65	655

Net cash provided by (used in) operating activities	(2,320,165)	(2,558,285)	(349,777)

Cash flows from financing activities:
Borrowings on debt	2,992,142	2,259,973	238,650
Repayments on debt	(1,947,550)	(990,754)	(118,650)
Deferred financing costs paid	(6,540)	(3,435)	(2,597)
Debt issuance costs paid	(2,027)	—	—
Deferred offering costs paid	(749)	(663)	(707)
Proceeds from issuance of common shares	1,582,509	1,387,797	239,309
Dividends paid in cash	(145,122)	(35,366)	—

Net cash provided by (used in) financing activities	2,472,663	2,617,552	356,005

Net increase (decrease) in cash and cash equivalents	152,498	59,267	6,228
Cash and cash equivalents, beginning of period	65,495	6,228	—

Cash and cash equivalents, end of period	$217,993	$65,495	$6,228

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

	For the Year Ended December 31,
	2020	2019	2018
Supplemental information and non-cash activities:
Interest paid during the period	$51,918	$28,946	$105
Distribution payable	$86,638	$27,827	$—
Subscription receivable	$3,427	$5,942	$—
Reinvestment of distributions during the period	$18,744	$4,318	$—
Accrued but unpaid debt financing and debt issuance costs	$878	$1,032	$—
Accrued but unpaid offering costs	$—	$596	$—
Non-cash purchases of investments	$(43,692)	$—	$—
Non-cash sales of investments	$43,692	$—	$—
Excise taxes paid	$570	$52	$—
Investments received in purchase of Syndicated Warehouse (Note 7)	$—	$—	$120,988
Debt assumed in purchase of Syndicated Warehouse (Note 7)	$—	$—	$(65,000)
Other net operating assets and liabilities assumed in purchase of Syndicated Warehouse (Note 7)	$—	$—	$(31,635)

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt
Aerospace & Defense
Corfin Holdings, Inc. (4)(9)	L + 6.00%	7.00%	2/5/2026	$203,463	$200,008	$202,954	6.21%
MAG DS Corp (9)	L + 5.50%	6.50%	4/1/2027	87,607	79,610	83,884	2.57
TCFI AEVEX, LLC (4)(7)(9)	L + 6.00%	7.00%	3/18/2026	102,020	100,089	100,868	3.09

					379,707	387,706	11.87
Air Freight & Logistics
Livingston International Inc. (4)(6)(9)	L + 5.75%	6.75%	4/30/2026	122,138	118,447	121,527	3.72
Mode Purchaser, Inc. (4)(9)	L + 6.25%	7.25%	12/9/2026	176,988	173,986	171,235	5.24
Omni Intermediate Holdings, LLC (4)(5)(7)(9)	L + 5.00%	6.00%	12/30/2026	5,000	4,875	4,875	0.15
Omni Intermediate Holdings, LLC - Revolving Term Loan (4)(5)(7)(9)	L + 5.00%	6.00%	12/30/2025	42	28	28	—
R1 Holdings, LLC (4)(7)(9)	L + 6.00%	7.06%	1/2/2026	57,669	56,856	57,093	1.75

					354,192	354,758	10.86
Building Products
Jacuzzi Brands, LLC (4)(9)	L + 6.50%	7.50%	2/25/2025	99,228	97,922	95,755	2.93
Latham Pool Products, Inc. (8)	L + 6.00%	6.15%	6/18/2025	49,193	47,888	49,117	1.50
Lindstrom, LLC (4)(9)	L + 6.25%	7.25%	4/7/2025	129,650	127,891	127,057	3.89
The Wolf Organization, LLC (4)(9)	L + 6.50%	7.50%	9/3/2026	95,750	94,204	96,707	2.96
Windows Acquisition Holdings, Inc. (4)(5)(9)	L + 6.50%	7.50%	12/29/2026	62,996	61,737	61,736	1.89
Windows Acquisition Holdings, Inc. - Revolving Term Loan (4)(5)(7)(9)	L + 6.50%	7.50%	12/29/2025	4,620	4,620	4,620	0.14

					434,262	434,992	13.31
Capital Markets
Advisor Group Holdings, Inc. (8)	L + 5.00%	5.15%	7/31/2026	6,430	5,981	6,390	0.20

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Chemicals
DCG Acquisition Corp. (4)(7)(9)	L + 7.50%	8.50%	9/30/2026	39,800	38,886	39,402	1.21
LSF11 Skyscraper US Bidco 2, LLC (4)(6)(9)	L + 5.50%	6.50%	9/29/2027	106,878	101,786	106,344	3.25
LSF11 Skyscraper Holdco S.à r.l, LLC (4)(6)(9)	L + 5.50%	6.50%	9/29/2027	335	319	334	0.01
Polymer Additives, Inc. (8)	L + 6.00%	6.21%	7/31/2025	29,452	28,400	24,726	0.76
USALCO, LLC (4)(7)(10)	L + 7.25%	8.50%	6/1/2026	166,751	162,734	168,553	5.16
USALCO, LLC (4)(9)	L + 6.50%	7.50%	6/1/2026	35,693	34,979	34,979	1.07
VDM Buyer, Inc. (4)(8)	L + 6.75%	6.97%	4/22/2025	€24,023	26,651	28,512	0.87
VDM Buyer, Inc. (4)(8)	L + 6.75%	6.97%	4/22/2025	63,089	62,184	61,197	1.87

					455,939	464,046	14.20
Commercial Services & Supplies
Veregy Consolidated, Inc. (9)	L + 6.00%	7.00%	11/3/2027	20,000	19,413	19,850	0.61
JSS Holdings, Inc. (4)(9)	L + 6.25%	7.25%	12/17/2027	327,174	322,295	322,266	9.86
The Action Environmental Group, Inc. (4)(7)(10)	L + 6.00%	7.25%	1/16/2026	118,275	116,101	113,544	3.47

					457,809	455,660	13.94
Construction & Engineering
Brand Industrial Services, Inc. (9)	L + 4.25%	5.25%	6/21/2024	7,884	7,317	7,706	0.24
COP Home Services TopCo IV, Inc. (4)(5)(7)(9)	L + 5.00%	6.00%	12/31/2027	16,162	15,482	15,482	0.47
IEA Energy Services, LLC (8)	L + 6.75%	7.00%	9/25/2024	30,517	29,556	30,466	0.93

					52,355	53,654	1.64
Distributors
Bution Holdco 2, Inc. (4)(9)	L + 6.25%	7.25%	10/17/2025	123,438	121,467	120,969	3.70

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Dana Kepner Company, LLC (4)(7)(9)	L + 6.25%	7.25%	12/29/2026	71,667	70,236	70,234	2.15
EIS Buyer, LLC (4)(11)	L + 6.25%	7.75%	9/30/2025	81,984	80,687	79,524	2.43
Fastlane Parent Company, Inc. (8)	L + 4.50%	4.65%	2/4/2026	12,481	12,285	12,450	0.38
PSS Industrial Group Corp. (11)	L + 6.00%	7.50%	4/10/2025	56,162	53,161	39,875	1.22
SEKO Global Logistics Network, LLC (4)(5)(7)(9)	L + 5.00%	6.00%	12/30/2026	4,700	4,609	4,608	0.14
Tailwind Colony Holding Corporation (4)(9)	L + 7.50%	8.50%	11/13/2024	33,045	32,698	31,971	0.98
Unified Door & Hardware Group, LLC (4)(9)	L + 6.25%	7.25%	6/30/2025	91,063	89,440	91,063	2.79

					464,583	450,695	13.79
Diversified Financial Services
SelectQuote, Inc. (4)(9)	L + 6.00%	7.00%	11/5/2024	59,714	58,153	60,311	1.85
Electrical Equipment
Shoals Holdings, LLC (4)(9)	L + 3.25%	4.25%	11/25/2026	149,687	145,982	145,944	4.47
Electronic Equipment, Instruments & Components
Albireo Energy, LLC (4)(5)(7)(9)	L + 6.00%	7.00%	12/23/2026	111,978	108,911	108,899	3.34
Convergeone Holdings, Inc. (8)	L + 5.00%	5.15%	1/4/2026	14,617	14,187	13,849	0.42

					123,098	122,748	3.76
Energy Equipment & Services
Abaco Energy Technologies, LLC (4)(11)	L + 7.00%	8.50%	10/4/2024	58,246	56,934	53,877	1.65
Tetra Technologies, Inc. (4)(6)(9)	L + 6.25%	7.25%	9/10/2025	23,296	23,174	21,666	0.66

					80,108	75,543	2.31
Health Care Equipment & Supplies
Lifescan Global Corporation (8)	L + 6.00%	6.23%	10/1/2024	5,797	5,633	5,537	0.17

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Surgical Specialties Corp (US) Inc. (4)(6)(8)	L + 5.00%	5.25%	5/7/2025	32,998	32,036	32,997	1.01

					37,669	38,535	1.18
Health Care Providers & Services
Epoch Acquisition, Inc. (4)(9)	L + 6.75%	7.75%	10/4/2024	24,813	24,598	24,689	0.76
Healthcomp Holding Company, LLC (4)(5)(7)(9)	L + 6.00%	7.00%	10/27/2026	87,300	84,901	84,827	2.60
Jayhawk Buyer, LLC (4)(7)(9)	L + 5.75%	6.75%	10/15/2026	107,884	105,283	105,187	3.22
Monroe Capital Holdings, LLC (4)(7)(9)	L + 6.75%	7.75%	9/8/2026	107,359	105,317	106,286	3.25
Odyssey Holding Company, LLC (4)(9)	L + 5.75%	6.75%	11/16/2025	18,898	18,680	18,898	0.58
The GI Alliance Management, LLC (4)(7)(9)	L + 6.25%	7.25%	11/4/2024	189,409	184,953	180,127	5.51

					523,732	520,014	15.92
Health Care Technology
Edifecs, Inc. (4)(9)	L + 7.50%	8.50%	9/21/2026	263,008	256,739	259,063	7.93
Project Ruby Ultimate Parent Corp (4)(9)	L + 4.25%	5.25%	2/9/2024	30,000	29,550	30,075	0.92

					286,289	289,138	8.85
Hotels, Restaurants & Leisure
Excel Fitness Holdings, Inc (9)	L + 5.25%	6.25%	10/7/2025	46,588	44,918	42,939	1.31
Industrial Conglomerates
Tailwind Smith Cooper Intermediate Corporation (8)	L + 5.00%	5.15%	5/28/2026	30,682	29,746	29,190	0.89
Insurance
Integrity Marketing Acquisition, LLC (4)(5)(7)(9)	L + 6.25%	7.25%	8/27/2025	32,651	31,962	31,902	0.98
SG Acquisition, Inc. (4)(8)	L + 5.75%	5.90%	1/27/2027	102,895	101,111	101,352	3.10

					133,073	133,254	4.08

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Interactive Media & Services
Bungie, Inc. (4)(9)	L + 6.25%	7.25%	8/28/2024	47,200	46,683	47,200	1.44
Internet & Direct Marketing Retail
Shutterfly, Inc. (9)	L + 6.00%	7.00%	9/25/2026	26,457	24,488	26,386	0.81
Donuts, Inc. (4)(7)(9)	L + 6.00%	7.00%	12/29/2026	381,538	373,918	373,908	11.44

					398,405	400,294	12.25
IT Services
Ahead Data Blue, LLC (9)	L + 5.00%	6.00%	10/13/2027	13,207	12,180	13,025	0.40
Park Place Technologies, LLC (9)	L + 5.00%	6.00%	11/10/2027	45,000	43,232	43,350	1.33

					55,412	56,375	1.73
Machinery
Apex Tool Group, LLC (10)	L + 5.25%	6.50%	8/1/2024	53,301	52,194	52,845	1.62
Oil, Gas & Consumable Fuels
Eagle Midstream Canada Finance, Inc (4)(6)(11)	L + 6.25%	7.75%	11/26/2024	150,862	149,099	148,599	4.55
Paper & Forest Products
Pixelle Specialty Solutions, LLC (9)	L + 6.50%	7.50%	10/31/2024	14,380	14,146	14,373	0.44
Personal Products
Paula’s Choice Holdings, Inc. (4)(9)	L + 6.25%	7.25%	11/17/2025	55,000	53,523	53,488	1.64
Professional Services
APFS Staffing Holdings, Inc. (8)	L + 4.75%	4.90%	4/15/2026	18,201	17,922	17,916	0.55
GI Revelation Acquisition LLC (8)	L + 5.00%	5.15%	4/16/2025	32,163	29,987	31,681	0.97
Minotaur Acquisition, Inc. (8)	L + 5.00%	5.15%	3/27/2026	33,180	31,782	32,641	1.00
Titan Investment Company, Inc. (4)(5)(8)	L + 5.75%	5.99%	3/20/2027	42,892	40,812	42,356	1.30
VT Topco, Inc. (8)	L + 3.50%	3.65%	8/1/2025	4,866	4,562	4,811	0.15

					125,065	129,405	3.97

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Software
LD Intermediate Holdings, Inc. (4)(9)	L + 5.88%	6.88%	12/9/2022	17,105	16,633	17,041	0.52
MRI Software, LLC (4)(5)(7)(9)	L + 5.50%	6.50%	2/10/2026	22,329	22,081	22,220	0.68
PaySimple, Inc. (4)(7)(8)	L + 5.50%	5.65%	8/23/2025	53,058	51,710	51,824	1.58
Vero Parent, Inc. (9)	L + 6.00%	7.00%	8/16/2024	45,528	41,661	45,598	1.40

					132,085	136,683	4.18
Specialty Retail
CustomInk, LLC (4)(9)	L + 6.21%	7.21%	5/3/2026	133,125	131,139	130,130	3.98
Spencer Spirit Holdings, Inc. (8)	L + 6.00%	6.15%	6/19/2026	45,037	42,941	44,896	1.38

					174,080	175,026	5.36
Technology Hardware, Storage & Peripherals
Deliver Buyer, Inc. (4)(9)	L + 6.25%	7.25%	5/1/2024	49,875	48,564	50,187	1.54
Electronics For Imaging, Inc. (8)	L + 5.00%	5.15%	7/23/2026	34,650	32,723	29,788	0.90
Lytx, Inc. (4)(7)(9)	L + 6.00%	7.00%	2/28/2026	69,313	68,327	69,146	2.12

					149,614	149,121	4.56
Trading Companies & Distributors
The Cook & Boardman Group, LLC (9)	L + 5.75%	6.75%	10/17/2025	50,233	49,859	48,035	1.47
Transportation Infrastructure
Capstone Logistics, LLC (5)(7)(9)	L + 4.75%	5.75%	11/12/2027	3,053	3,020	3,094	0.09
Spireon, Inc. (4)(9)	L + 6.50%	7.50%	10/4/2024	22,961	22,780	22,847	0.70

					25,800	25,941	0.79

Total First Lien Debt					$5,493,561	$5,502,899	168.40%

Second Lien Debt
Construction & Engineering
COP Home Services TopCo IV, Inc. (4)(5)(9)	L + 8.75%	9.75%	12/31/2028	$6,061	$5,925	$5,925	0.18%
Health Care Technology
Project Ruby Ultimate Parent Corp (4)(5)(9)	L + 8.25%	9.25%	2/10/2025	17,900	17,542	18,079	0.55

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Second Lien Debt (continued)
IT Services
WEB.COM Group, Inc. (8)	L + 7.75%	7.90%	10/9/2026	15,098	14,485	14,488	0.45
Software
Epicor Software Corp. (5)(9)	L + 7.75%	8.75%	7/31/2028	11,186	11,027	11,707	0.36

Total Second Lien Debt					$48,979	$50,199	1.54%

Warrants
Software
Mermaid EquityCo L.P. - Class B Units (4)				4,550,697	$865	$865	0.03%

Total Warrants					$865	$865	0.03%

Equity
Aerospace & Defense
Corfin Holdco, Inc. - Common Stock (4)				2,137,866	$4,767	$4,767	0.15%
Air Freight & Logistics
Mode Holdings, L.P. - Class A-2 Common Units (4)				5,486,923	5,487	5,487	0.17
Distributor
EIS Acquisition Holdings, LP - Class A Common Units (4)				7,519	1,773	1,873	0.06
Software
Mermaid EquityCo L.P. - Class A-2 Common Units (4)				14,849,355	14,850	14,849	0.45
Specialty Retail
CustomInk, LLC - Series A Preferred Units (4)				384,520	5,200	5,003	0.15

Total Equity Investments					$32,077	$31,979	0.98%

Total Investment Portfolio					$5,575,482	$5,585,942	170.94%

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund					$29,427	$29,427	0.90%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

December 31, 2020

(in thousands)

Investments—non-controlled/ non-affiliated (1)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Other Cash and Cash Equivalents					188,566	188,566	5.77%

Total Cash and Cash Equivalents					$217,993	$217,993	6.67%

Total Portfolio Investments, Cash and Cash Equivalents					$5,793,475	$5,803,935	177.61%

(1)

Unless otherwise indicated, issuers of debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company would be deemed to “control” a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. As of December 31, 2020, the Company does not “control” any of these portfolio companies. Under the 1940 Act, the Company would be deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of December 31, 2020, the Company is not an “affiliated person” of any of its portfolio companies. The total par amount is presented for debt investments, while the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)

Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either LIBOR (“L”) or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2020. As of December 31, 2020, the reference rates for our variable rate loans were the 30-day L at 0.14%, the 90-day L at 0.24% and the 180-day L at 0.26% and P at 3.25%. Variable rate loans typically include an interest reference rate floor feature, which is generally 1.00%. As of December 31, 2020, 88.0% of the debt portfolio at fair value had an interest rate floor above zero.

(3)

The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)

These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)

These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(6)

The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2020, non-qualifying assets represented 9.7% of total assets as calculated in accordance with regulatory requirements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

(7)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
First Lien Debt
Albireo Energy, LLC - Delayed Draw A	Delayed Draw Term Loan	2/21/2021	$25,404	$(254)
Albireo Energy, LLC - Delayed Draw B	Delayed Draw Term Loan	6/23/2022	45,043	(450)
Albireo Energy, LLC	Revolver	12/23/2026	9,009	(135)
Capstone Logistics, LLC	Delayed Draw Term Loan	11/12/2027	547	—
COP Home Services TopCo IV, Inc.	Delayed Draw Term Loan	12/31/2022	3,328	(92)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	1,941	(63)
Dana Kepner Company, LLC	Delayed Draw Term Loan	12/29/2021	29,861	—
DCG Acquisition Corporation	Delayed Draw Term Loan	6/30/2021	50,000	—
Donuts, Inc.	Revolver	12/29/2026	10,598	—
Healthcomp Holding Company, LLC	Delayed Draw Term Loan	4/27/2022	23,280	(291)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	2/7/2022	17,267	—
Jayhawk Buyer, LLC	Delayed Draw Term Loan	10/15/2021	25,173	—
Lytx, Inc.	Delayed Draw Term Loan	2/28/2022	16,761	(168)
Monroe Capital Holdings, LLC	Delayed Draw Term Loan	6/8/2022	22,269	—
MRI Software, LLC	Delayed Draw Term Loan	1/31/2022	6,055	(15)
MRI Software, LLC	Revolver	2/10/2026	1,516	(38)
Omni Intermediate Holdings, LLC	Delayed Draw Term Loan	12/30/2021	3,250	—
Omni Intermediate Holdings, LLC	Revolver	12/30/2025	514	—
PaySimple, Inc.	Delayed Draw Term Loan	8/23/2025	8,652	—
R1 Holdings, LLC	Delayed Draw Term Loan	1/2/2021	6,851	—
SEKO Global Logistics Network, LLC	Delayed Draw Term Loan	12/30/2022	800	(12)
SEKO Global Logistics Network, LLC	Revolver	12/30/2026	600	(9)
TCFI AEVEX, LLC	Delayed Draw Term Loan	12/31/2021	13,158	(132)
The Action Environmental Group, Inc.	Delayed Draw Term Loan	4/16/2021	7,992	—
The GI Alliance Management, LLC	Delayed Draw Term Loan	5/3/2022	85,236	(852)
USALCO, LLC	Delayed Draw Term Loan	6/1/2022	11,295	(282)
Windows Acquisition Holdings, Inc.	Revolver	12/29/2025	5,880	—

Total First Lien Debt Unfunded Commitments			$432,280	$(2,793)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2020 was 1.00%
(10)	The interest rate floor on these investments as of December 31, 2020 was 1.25%.
(11)	The interest rate floor on these investments as of December 31, 2020 was 1.50%

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2019 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt
Air Freight and Logistics
Livingston International Inc. (6)(8)	L + 5.75%	7.69%	4/30/2026	$116,415	$113,249	$115,105	6.88%
Mode Purchaser, Inc. (4)(10)	L + 6.25%	8.14%	12/9/2026	178,325	174,791	174,759	10.45
R1 Holdings, LLC (4)(7)(10)	L + 6.00%	7.69%	1/2/2026	44,732	44,047	44,732	2.67

					332,087	334,596	20.00
Building Products
Jacuzzi Brands LLC (4)(7)(10)	L + 6.50%	8.30%	2/25/2025	91,640	90,132	90,723	5.42
Latham Pool Products, Inc. (8)	L + 6.00%	7.76%	6/13/2025	53,571	51,824	52,812	3.16
Lindstrom, LLC (4)(10)	L + 6.25%	8.48%	4/7/2025	130,633	128,444	129,980	7.77
Mi Windows and Doors, LLC (10)	L + 5.50%	7.21%	11/26/2026	30,000	28,382	30,038	1.80
The Wolf Organization, LLC (4)(10)	L + 6.50%	8.41%	9/3/2026	74,813	73,386	74,625	4.46

					372,168	378,178	22.61
Chemicals
Alchemy US Holdco 1, LLC (8)	L + 5.50%	7.24%	10/10/2025	3,900	3,892	3,843	0.23
Polymer Additives, Inc. (4)(8)	L + 6.00%	7.80%	7/31/2025	29,752	28,457	24,248	1.45
VDM Buyer, Inc. (4)(10)	L + 6.75%	8.69%	4/22/2025	€24,267	26,828	26,695	1.60
VDM Buyer, Inc. (4)(7)(10)	L + 6.75%	8.71%	4/22/2025	63,730	62,603	62,455	3.73

					121,780	117,241	7.01
Commercial Services & Supplies
Research Now Group, LLC (10)	L + 5.50%	7.41%	12/20/2024	28,662	28,296	28,701	1.72
JSS Holdings, Inc. (4)(10)	L + 6.25% (incl. 2.00% PIK)	7.99%	10/18/2025	237,678	234,806	234,707	14.03

					263,102	263,408	15.75
Construction & Engineering
IEA Energy Services LLC (8)	L + 8.25%	10.19%	9/25/2024	10,200	9,804	10,315	0.62
Therma LLC (4)(10)	L + 6.50%	8.46%	3/29/2025	128,421	126,114	127,137	7.60

					135,918	137,452	8.22

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2019 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Distributors
Bution Holdco 2, Inc. (4)(10)	L + 6.25%	7.99%	10/17/2025	124,688	122,280	122,194	7.30
Construction Supply Acquisition, LLC (4)(7)(10)	L + 6.00%	7.69%	10/1/2025	135,756	132,800	134,738	8.05
Tailwind Colony Holding Corporation (4)(10)	L + 7.50%	9.44%	11/13/2024	32,081	31,703	31,439	1.88
EIS Buyer, LLC (4)(7)(12)	L + 6.25%	8.05%	9/30/2025	134,072	131,504	131,390	7.85
EIS Buyer, LLC (4)(12)	L + 6.25%	8.05%	9/30/2020	19,551	19,259	19,258	1.15
Fastlane Parent Company, Inc. (4)(8)	L + 4.50%	6.45%	2/4/2026	34,738	34,131	34,477	2.06
PSS Industrial Group Corp. (4)(12)	L + 6.00%	7.94%	4/10/2025	58,695	54,825	57,374	3.43
Unified Door and Hardware Group, LLC (4)(7)(10)	L + 6.25%	8.19%	6/30/2025	39,048	38,333	38,852	2.32

					564,835	569,722	34.04
Diversified Financial Services
SelectQuote, Inc. (4)(10)	L + 6.00%	7.70%	11/5/2024	78,087	75,497	77,697	4.64
Electronic Equipment, Instruments & Components				.
Convergeone Holdings, Inc. (8)	L + 5.00%	6.80%	1/4/2026	14,766	14,244	14,165	0.85
Energy Equipment & Services
Abaco Energy Technologies LLC (4)(12)	L + 7.00%	8.69%	10/4/2024	58,836	57,157	57,071	3.41
Tetra Technologies, Inc. (4)(6)(10)	L + 6.25%	8.05%	9/10/2025	24,055	23,901	23,213	1.39

					81,058	80,284	4.80
Health Care Equipment & Supplies
Lifescan Global Corporation (8)	L + 6.00%	8.06%	10/1/2024	22,862	22,072	21,890	1.31
Surgical Specialties Corp (US) Inc. (6)(8)	L + 5.00%	6.80%	5/7/2025	33,416	32,218	33,166	1.98

					54,290	55,056	3.29

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2019 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Health Care Providers & Services
Epoch Acquisition, Inc. (4)(10)	L + 6.75%	8.49%	10/4/2024	25,066	24,791	25,066	1.50
The GI Alliance Management, LLC (4)(7)(10)	L + 6.25%	8.19%	11/2/2024	109,902	107,804	108,191	6.47
Odyssey Holding Company, LLC (4)(10)	L + 5.75%	7.78%	11/16/2025	13,628	13,483	13,492	0.81

					146,078	146,749	8.78
Health Care Technology
Precyse Acquisition Corporation (10)	L + 4.50%	6.30%	10/20/2022	2,962	2,940	2,482	0.15
Hotels, Restaurants & Leisure
Excel Fitness Holdings, Inc. (10)	L + 5.25%	7.05%	10/7/2025	47,059	45,018	47,118	2.82
Industrial Conglomerates
Tailwind Smith Cooper Intermediate Corporation (8)	L + 5.00%	6.80%	5/28/2026	32,502	31,754	31,202	1.86
Interactive Media & Services
Bungie, Inc. (4)(10)	L + 6.25%	8.05%	8/28/2024	47,200	46,541	46,846	2.80
Internet & Direct Marketing Retail
Shutterfly, Inc. (10)	L + 6.00%	7.94%	9/25/2026	44,053	40,216	41,611	2.49
IT Services
Travelport Worldwide Ltd. (6)(8)	L + 5.00%	6.94%	5/29/2026	103,730	97,896	97,299	5.81
Media
DiscoverOrg, LLC (8)	L + 4.50%	6.30%	2/2/2026	13,092	12,978	13,157	0.79
Radiate Holdco LLC (5)(9)	L + 3.50%	5.30%	2/1/2024	4,975	4,908	5,015	0.30

					17,886	18,172	1.09
Machinery
Apex Tool Group, LLC (11)	L + 5.50%	7.30%	8/1/2024	50,955	49,820	50,390	3.01
Oil, Gas & Consumable Fuels
Eagle Midstream Canada Finance Inc. (4)(7)(12)	L + 6.25%	8.17%	11/26/2024	150,862	148,662	148,599	8.87

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2019 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Professional Services
APFS Staffing Holdings, Inc. (8)	L + 5.00%	6.79%	4/15/2026	22,614	22,206	22,614	1.35
Minotaur Acquisition, Inc. (8)	L + 5.00%	6.80%	3/27/2026	17,597	17,283	17,377	1.04
GI Revelation Acquisition LLC (8)	L + 5.00%	6.80%	4/16/2025	15,155	14,714	14,341	0.86

					54,203	54,332	3.25
Software
LD Intermediate Holdings, Inc. (10)	L + 5.88%	7.93%	12/9/2022	14,572	14,314	14,608	0.87
PaySimple, Inc. (4)(5)(7)(8)	L + 5.50%	7.30%	8/23/2025	26,488	25,984	26,328	1.57
Vero Parent, Inc. (10)	L + 6.00%	7.91%	8/16/2024	51,000	45,471	48,705	2.91

					85,769	89,641	5.35
Specialty Retail
CustomInk, LLC (4)(10)	L + 6.00%	8.21%	5/3/2026	133,125	130,766	132,459	7.92
Spencer Spirit Holdings, Inc. (8)	L + 6.00%	7.79%	6/19/2026	49,875	47,102	49,485	2.96

					177,868	181,944	10.88
Trading Companies & Distributors
The Cook & Boardman Group, LLC (10)	L + 5.75%	7.67%	10/17/2025	6,806	6,751	6,567	0.39
Technology Hardware, Storage & Peripherals
Electronics For Imaging, Inc. (8)	L + 5.00%	6.94%	7/23/2026	35,000	32,703	32,703	1.95
Transportation Infrastructure
Spireon, Inc. (4)(7)(10)	L + 6.50%	8.44%	10/4/2024	22,646	22,414	22,646	1.35

Total First Lien Debt					$3,021,498	$3,046,101	182.06%

Second Lien Debt
Commercial Services & Supplies
TKC Holdings, Inc. (10)	L + 8.00%	9.80%	2/1/2024	$1,000	$997	$910	0.05%
IT Services
WEB.COM Group, Inc. (8)	L + 7.75%	9.49%	10/9/2026	16,607	15,882	16,031	0.96

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2019 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Second Lien Debt (continued)
Media
DiscoverOrg, LLC (8)	L + 8.50%	10.19%	2/1/2027	11,250	11,100	11,306	0.68
Software
Imperva, Inc. (10)	L + 7.75%	9.74%	1/11/2027	1,421	1,426	1,249	0.07
Rocket Software, Inc. (8)	L + 8.25%	10.05%	11/27/2026	3,500	3,377	2,923	0.17

					4,803	4,172	0.24

Total Second Lien Debt					$32,782	$32,419	1.93%

Equity Investments
Air Freight and Logistics
Mode Holdings, L.P. - Class A-2 Common Units (4)				5,486,923	5,487	5,487	0.33
Distributors
EIS Acquisition Holdings, LP - Class A Common Units (4)				11,200	2,800	2,800	0.17
Specialty Retail
CustomInk, LLC - Series A Preferred Units (4)				384,520	5,200	5,633	0.34

Total Equity Investments					$13,487	$13,920	0.84%

Total Investment Portfolio					$3,067,767	$3,092,440	184.83%

Cash and Cash Equivalents
Other Cash and Cash Equivalents					$65,495	$65,495	3.91%

Total Portfolio Investments, Cash and Cash Equivalents					$3,133,262	$3,157,935	188.74%

(1)

Unless otherwise indicated, issuers of debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company would be deemed to “control” a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. As of December 31, 2019, the Company does not “control” any of

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2019 (in thousands)

these portfolio companies. Under the 1940 Act, the Company would be deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of December 31, 2019, the Company is not an “affiliated person” of any of its portfolio companies. The total par amount is presented for debt investments, while the number of shares or units owned is presented for equity investments.
(2)

Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either LIBOR (“L”) or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2019. As of December 31, 2019, the reference rates for our variable rate loans were the 30-day L at 1.76%, the 90-day L at 1.91% and the 180-day L at 1.91% and P at 4.75%. Variable rate loans typically include an interest reference rate floor feature, which is generally 1.00%. As of December 31, 2019, 79.1% of the portfolio at fair value had a base rate floor above zero.

(3)	The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with U.S. GAAP.
(4)

These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)

Each of the Company’s debt investments is pledged as collateral, other than the investments in PaySimple, Inc. and Radiate Holdco LLC, under one or more of its credit facilities. A single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(6)

The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2019, non-qualifying assets represented 14.1% of total assets as calculated in accordance with regulatory requirements.

(7)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
First Lien Debt
Construction Supply Acquisition, LLC	Delayed Draw Term Loan	10/1/2025	$22,626	$—
Jacuzzi Brands LLC	Delayed Draw Term Loan	2/25/2021	8,450	—
PaySimple, Inc.	Delayed Draw Term Loan	8/23/2025	5,588	—
R1 Holdings, LLC	Delayed Draw Term Loan	1/2/2021	20,282	—
Spireon, Inc.	Delayed Draw Term Loan	6/30/2020	6,375	—
EIS Acquisition Holdings, LP	Delayed Draw Term Loan	9/30/2020	16,800	—
The GI Alliance Management, LLC	Delayed Draw Term Loan	11/2/2024	66,143	(612)
Unified Door and Hardware Group, LLC	Delayed Draw Term Loan	6/29/2020	15,094	—
VDM Buyer, Inc.	Delayed Draw Term Loan	10/22/2020	18,000	—

Total First Lien Debt Unfunded Commitments			$179,358	$(612)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2019 was 0.75%
(10)	The interest rate floor on these investments as of December 31, 2019 was 1.00%
(11)	The interest rate floor on these investments as of December 31, 2019 was 1.25%.
(12)	The interest rate floor on these investments as of December 31, 2019 was 1.50%

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Notes to Consolidated Financial Statements

(in thousands, unless otherwise indicated, except per share data, percentages and as otherwise noted)

Note 1. Organization

Blackstone Secured Lending Fund (together with its consolidated subsidiaries, the “Company”), is a Delaware statutory trust formed on March 26, 2018, and structured as an externally managed, non-diversified closed-end investment company. On October 26, 2018, the Company elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company elected to be treated for U.S. federal income tax purposes, as a regulated investment company (“RIC”), as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company also intends to continue to comply with the requirements prescribed by the Code in order to maintain tax treatment as a RIC.

The Company’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Company seeks to achieve its investment objective primarily through originated loans and other securities, including syndicated loans, of private U.S. companies, specifically small and middle market companies, typically in the form of first lien senior secured and unitranche loans (including first out/last out loans), and to a lesser extent, second lien, third lien, unsecured and subordinated loans and other debt and equity securities.

The Company is externally managed by Blackstone Credit BDC Advisors LLC (the “Adviser”). Blackstone Alternative Credit Advisors LP (the “Administrator” and, collectively with its affiliates in the credit-focused business of The Blackstone Group Inc. (“Blackstone”), “Blackstone Credit,” which, for the avoidance of doubt, excludes Harvest Fund Advisors LLC and Blackstone Insurance Solutions) provides certain administrative and other services necessary for the Company to operate pursuant to an administration agreement (the “Administration Agreement”). Blackstone Credit is part of the credit-focused platform of Blackstone and is the primary part of its credit reporting segment.

The Company is conducting a private offering (the “Private Offering”) of its common shares of beneficial interest (i) to accredited investors, as defined in Regulation D under the Securities Act of 1933, as amended (the “1933 Act”), and (ii) in the case of shares sold outside the United States, to persons that are not “U.S. persons,” as defined in Regulation S under the 1933 Act, in reliance on exemptions from the registration requirements of the 1933 Act. At each closing of the Private Offering, each investor makes a capital commitment (“Capital Commitment”) to purchase shares of the beneficial interest of the Company pursuant to a subscription agreement entered into with the Company. Investors are required to fund drawdowns to purchase the Company’s shares up to the amount of their Capital Commitments on as as-needed basis each time the Company delivers a notice to investors.

On October 31, 2018, the Company began its initial period of closing of capital commitments (“Initial Closing Period”) which ended on October 31, 2020. The Company commenced its loan origination and investment activities on November 20, 2018, the date of receipt of the initial drawdown from investors in the Private Offering (the “Initial Drawdown Date”).

The year ended December 31, 2018 represents the period from November 20, 2018 (commencement of operations), which was from the Initial Drawdown Date to December 31, 2018.

Effective on December 10, 2020, the Company changed its name from “Blackstone / GSO Secured Lending Fund” to “Blackstone Secured Lending Fund”.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

with U.S. GAAP. As an investment company, the Company applies the accounting and reporting guidance in Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”) issued by the Financial Accounting Standards Board (“FASB”). U.S. GAAP for an investment company requires investments to be recorded at fair value.

The annual consolidated financial statements have been prepared in accordance with U.S. GAAP for annual financial information and pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements for the periods presented have been included. All intercompany balances and transactions have been eliminated.

Certain prior period information has been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such amounts could differ from those estimates and such differences could be material. Assumptions and estimates regarding the valuation of investments involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the consolidated financial statements.

The global impact of the COVID-19 outbreak has been rapidly evolving, and as cases of COVID-19 have continued to be identified, including different variants of the disease, many countries have reacted by instituting quarantines and restrictions on travel, closing financial markets and/or restricting trading, and limiting operations of non-essential businesses. Such actions are creating disruption in many industries. The outbreak has had a continued adverse impact on economic and market conditions and has triggered a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on economic and market conditions. The Company believes the estimates and assumptions underlying the consolidated financial statements are reasonable and supportable based on the information available as of December 31, 2020, however uncertainty over the ultimate impact COVID-19 will have on the global economy generally, and the Company’s business in particular, makes any estimates and assumptions as of December 31, 2020 inherently less certain than they would be absent the current and potential impacts of COVID-19. Actual results may ultimately differ from those estimates.

Consolidation

As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s wholly-owned subsidiaries.

As of December 31, 2020, the Company’s consolidated subsidiaries were BGSL Jackson Hole Funding LLC (“Jackson Hole Funding”), BGSL Breckenridge Funding LLC (“Breckenridge Funding”), BGSL Big Sky Funding LLC (“Big Sky Funding”) and BGSL Investments LLC (“BGSL Investments” and collectively with Jackson Hole Funding, Breckenridge Funding and Big Sky Funding the “SPVs”).

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

approximates fair value. The Company deposits its cash and cash equivalents with financial institutions and, at times, may exceed the Federal Deposit Insurance Corporation insured limit.

Investments

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

The Company is required to report its investments for which current market values are not readily available at fair value. The Company values its investments in accordance with FASB ASC 820, Fair Value Measurements (“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See “– Note 5. Fair Value Measurements.”

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. The Company utilizes mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. These market quotations are obtained from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment. Examples of events that would cause market quotations to not reflect fair value could include cases when a security trades infrequently or not at all, causing a quoted purchase or sale price to become stale, or in the event of a “fire sale” by a distressed seller. All price overrides require approval from the Board of Trustees (“Board”).

Where prices or inputs are not available or, in the judgment of the Board, not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Audit Committee of the Board (the “Audit Committee”) and independent valuation firms engaged on the recommendation of the Adviser and at the direction of the Board. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

The Company’s Board undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company’s investments for which reliable market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•	In addition, independent valuation firms engaged by the Board prepare valuations of all the Company’s investments over a de minimis threshold. The independent valuation firms provide a final range of

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

values on such investments to the Board and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Adviser’s valuations are reasonable;

•	The Valuation Committee makes valuation recommendations to the Audit Committee;

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Valuation Committee, including the independent valuation firms’ valuations, and once approved, recommends them for approval by the Board; and

•

The Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser’s Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

Valuation of each of our investments will generally be made as described above as of the end of each fiscal quarter. In cases where we determine our net asset value (“NAV”) at times other than a quarter end, we intend to update the value of securities with market quotations to the most recent market quotation. For securities without market quotations, non-quarterly valuations will generally be the most recent quarterly valuation unless a material event has occurred since the most recent quarter end with respect to the investment. Independent valuation firms are generally not used for non-quarterly valuations.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of its investments, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation. See “—Note 5. Fair Value Measurements.”

The Board has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Company’s portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Board may reasonably rely on that assistance. However, the Board is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and a consistently applied valuation process.

Receivables/Payables From Investments Sold/Purchased

Receivables/payables from investments sold/purchased consist of amounts receivable to or payable by the Company for transactions that have not settled at the reporting date. As of December 31, 2020 and 2019, the Company had $114.5 million and $2.7 million, respectively, of receivables for investments sold. As of December 31, 2020 and 2019, the Company had $48.6 million and $10.1 million, respectively, of payables for investments purchased.

Derivative Instruments

The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result the Company presents changes in fair value through current period gains or losses.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

In the normal course of business, the Company has commitments and risks resulting from its investment transactions, which may include those involving derivative instruments. Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. While the notional amount gives some indication of the Company’s derivative activity, it generally is not exchanged, but is only used as the basis on which interest and other payments are exchanged. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, and operational risks. The Company manages these risks on an aggregate basis as part of its risk management process.

Forward Purchase Agreement

The Company was a party to a forward purchase agreement pursuant to which the Company agreed to purchase certain assets held in the Middle Market Warehouse (defined in Note 7) at a purchase price based on the cost of the asset to the warehouse provider plus amounts of unpaid interest, original issue discount and structuring fees accrued to the warehouse provider during the time the warehouse provider owned the asset.

Forward purchase agreements are recognized at fair value through current period gains or losses on the date on which the contract is entered into and are subsequently re-measured at fair value. All forward purchase agreements are carried as assets when fair value is positive and as liabilities when fair value is negative. A forward purchase agreement is derecognized when the obligation specified in the contract is discharged, canceled or expired.

Foreign Currency Transactions

Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.

The Company includes net changes in fair values on investments held resulting from foreign exchange rate fluctuations in translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations, if any. Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

Revenue Recognition

Interest Income

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. For the years ended December 31, 2020, 2019 and 2018 the Company recorded $48.9 million, $3.7 million and $0.0 million, respectively, in non-recurring income (e.g. prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts and ticking fees).

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

PIK Income

The Company has loans in its portfolio that contain payment-in-kind (“PIK”) provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in interest income in the Consolidated Statements of Operations. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through interest income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to shareholders in the form of dividends, even though the Company has not yet collected cash. For the years ended December 31, 2020, 2019 and 2018 the Company recorded PIK income of $7.1 million, $1.0 million and $0.0 million, respectively.

Dividend Income

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Fee Income

The Company may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication fees as well as fees for managerial assistance rendered by the Company to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Non-Accrual Income

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Organization Expenses and Offering Expenses

Costs associated with the organization of the Company were expensed as incurred, subject to the limitations discussed below. These expenses consist primarily of legal fees and other costs of organizing the Company.

Costs associated with the offering of the Company’s shares are capitalized as “deferred offering costs” on the Consolidated Statements of Assets and Liabilities and amortized over a twelve-month period from incurrence, subject to the limitation below. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s continuous Private Offering of its shares. Upon the expiration of the Initial Closing Period, the Company expensed the remaining deferred offering costs.

The Company will not bear more than an amount equal to 0.10% of the aggregate Capital Commitments of the Company for organization and offering expenses in connection with the offering of shares. If actual organization and offering costs incurred exceed 0.10% of the Company’s total Capital Commitments, the Adviser or its affiliate will bear the excess costs. To the extent the Company’s Capital Commitments later increase, the

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Adviser or its affiliates may be reimbursed for past payments of excess organization and offering costs made on the Company’s behalf provided that the total organization and offering costs borne by the Company do not exceed 0.10% of total Capital Commitments and provided further that the Adviser of its affiliates may not be reimbursed for payment of excess organization and offering expenses that were incurred more than three years prior to the proposed reimbursement. For the years ended December 31, 2020 and December 31, 2019, the Company did not accrue any organization costs. For the year ended December 31, 2018, the Company accrued organization costs of $0.7 million. For the years ended December 31, 2020, 2019 and 2018, the Company accrued offering costs of $1.5 million, $1.1 million and $0.1 million, respectively.

Deferred Financing Costs and Debt Issuance Costs

Deferred financing and debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These expenses are deferred and amortized into interest expense over the life of the related debt instrument using the straight-line method. Deferred financing costs related to revolving credit facilities are presented separately as an asset on the Company’s Statements of Assets and Liabilities. Debt issuance costs related to any issuance of installment debt or notes are presented net against the outstanding debt balance of the related security.

Income Taxes

The Company has elected to be treated as a BDC under the 1940 Act. The Company also has elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (iii) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

Distributions

To the extent that the Company has taxable income available, the Company intends to make quarterly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

will be paid at the discretion of the Board and will depend on our earnings, financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time.

Recent Accounting Pronouncements

In March 2020 and January 2021, the Financial Accounting Standards Board (“FASB”) issued guidance providing optional temporary financial reporting relief from the effect of certain types of contract modifications due to the planned discontinuation of the LIBOR (London Interbank Offered Rate) or other interbank-offered based reference rates as of the end of December 2021. Management continues to evaluate the impact of the guidance and may apply other elections, as applicable, as the expected market transition to alternative reference rates evolves. The Company did not utilize the optional expedients and exceptions provided by ASU 2020-04 during the year ended December 31, 2020.

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value disclosure requirements. The new guidance includes new, eliminated and modified fair value disclosures. Among other requirements, the guidance requires disclosure of the range and weighted average of the significant unobservable inputs for Level 3 fair value measurements and the way it is calculated. The guidance also eliminated the following disclosures: (i) amount and reason for transfers between Level 1 and Level 2, (ii) policy for timing of transfers between levels of the fair value hierarchy and (iii) valuation processes for Level 3 fair value measurement. The guidance is effective for all entities for interim and annual periods beginning after December 15, 2019. Early adoption is permitted upon issuance of the guidance. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Note 3. Agreements and Related Party Transactions

Investment Advisory Agreement

On October 1, 2018, the Company entered into an investment advisory agreement with the Adviser (the “Investment Advisory Agreement”), pursuant to which the Adviser manages the Company on a day-to-day basis. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring its investments and portfolio companies on an ongoing basis.

The Company pays the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. The initial term of the Investment Advisory Agreement was two years from October 1, 2018, and on May 6, 2020, it was renewed and approved by the Board, including a majority of trustees who are not parties to the Investment Advisory Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”), for a one-year period. Unless earlier terminated, the Investment Advisory Agreement will renew automatically for successive annual periods, provided that such continuance is specifically approved at least annually by the vote of the Board and by the vote of a majority of the Independent Trustees.

Base Management Fee

The management fee is payable quarterly in arrears at an annual rate of (i) prior to a quotation or listing of the Company’s securities on a national securities exchange (including through an initial public offering) or a sale of all or substantially all of its assets to, or a merger or other liquidity transaction with, an entity in which the Company’s shareholders receive shares of a publicly-traded company which continues to be managed by the Adviser or an affiliate thereof (“Exchange Listing”), 0.75%, and (ii) following an Exchange Listing, 1.0%, in

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each case of the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, gross assets means the Company’s total assets determined on a consolidated basis in accordance with U.S. GAAP, excluding undrawn commitments but including assets purchased with borrowed amounts. For the first calendar quarter in which the Company had operations, gross assets were measured as the average of gross assets at the Initial Drawdown Date and at the end of such first calendar quarter. If an Exchange Listing occurs on a date other than the first day of a calendar quarter, the management fee will be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the Exchange Listing based on the number of days in such calendar quarter before and after the Exchange Listing.

For the years ended December 31, 2020, 2019 and 2018, base management fees were $32.9 million, $12.6 million and $0.3 million, respectively. As of December 31, 2020 and December 31, 2019, $10.3 million and $5.0 million, respectively, was payable to the Adviser relating to management fees.

Incentive Fees

The incentive fee consists of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component is based on income and the other component is based on capital gains, each as described below:

(i) Income based incentive fee:

The first part of the incentive fee, an income based incentive fee, is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income as defined in the Investment Advisory Agreement. Pre-incentive fee net investment income means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities)), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income.

The Company pays its Adviser an income based incentive fee with respect to the Company’s pre-incentive fee net investment income in each calendar quarter as follows:

•

No income based incentive fee if the Company’s pre-incentive fee net investment income, expressed as a return on the value of our net assets at the end of the immediately preceding calendar quarter, does not exceed the hurdle rate of 1.5%;

•

100% of the Company’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.76% (7.06% annualized) prior to an Exchange Listing, or 1.82% (7.27% annualized) following an Exchange Listing, of the value of the Company’s net assets. This “catch-up” portion is meant to provide the Adviser with approximately 15% prior to an Exchange Listing, or 17.5% following an Exchange Listing, of the Company’s pre-incentive fee net investment income as if a hurdle rate did not apply if the “catch up” is achieved; and

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•

15% prior to an Exchange Listing, or 17.5% following an Exchange Listing, of the Company’s pre-incentive fee net investment income, if any, that exceeds the rate of return of 1.76% (7.06% annualized) prior to an Exchange Listing, or 1.82% (7.27% annualized) following an Exchange Listing.

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. If an Exchange Listing occurs on a date other than the first day of a calendar quarter, the income based incentive fee with respect to the Company’s pre-incentive fee net investment income shall be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the Exchange Listing based on the number of days in such calendar quarter before and after the Exchange Listing.

(ii) Capital gains based incentive fee:

The second part of the incentive fee, a capital gains incentive fee, will be determined and payable in arrears as of the end of each calendar year in an amount equal to 15% prior to an Exchange Listing, or 17.5% following an Exchange Listing, of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with U.S. GAAP. The Company will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain.

For the years ended December 31, 2020, 2019 and 2018, the Company accrued income based incentive fees of $42.0 million, $13.8 million and $0.0 million, respectively. As of December 31, 2020 and December 31, 2019, $15.3 million and $6.3 million, respectively was payable to the Adviser for income based incentive fees. For the year ended December 31, 2020 the Company accrued capital gains incentive fees of $(3.1) million, none of which was payable as of December 31, 2020 under the Investment Advisory Agreement. As of December 31, 2019, the Company had accrued capital gains incentive fees of $4.2 million, none of which was payable on such date under the Investment Advisory Agreement. For the year ended December 31, 2018, the Company did not accrue any capital gains incentive fee since there were cumulative net unrealized and realized losses as of such date.

Administration Agreement

On October 1, 2018, the Company entered into an Administration Agreement with the Administrator. Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of the Company’s other service providers), preparing reports to shareholders and reports filed with the United States Securities and Exchange Commission (“SEC”), preparing materials and coordinating meetings of the Company’s Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Administrator may also offer to provide, on the Company’s behalf, managerial assistance to the Company’s portfolio companies. The initial term of the agreement was two years from October 1, 2018, and on May 6, 2020, it was renewed and approved by the Board and a majority of the Independent Trustees for a one-year period. Unless earlier terminated, the Administration Agreement will renew automatically for successive annual periods, provided that such continuance is approved at least annually by (i) the vote of the Board or by a majority vote of the outstanding voting securities of the Company and (ii) the vote of a majority of the Independent Trustees.

For providing these services, the Company will reimburse the Administrator for its costs, expenses and allocable portion of overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but

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not limited to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, information technology, operations and other non-investment professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of Blackstone or any of its affiliates. The Administrator has elected to forgo any reimbursement for rent and other occupancy costs for the years ended December 31, 2020, 2019 and 2018.

For the years ended December 31, 2020, 2019 and 2018, the Company incurred $2.3 million, $1.5 million and $0.4 million, respectively, under the Administration Agreement, which were recorded in administrative service expenses in the Company’s Consolidated Statements of Operations. As of December 31, 2020 and December 31, 2019, $1.1 million and $0.9 million, respectively, was unpaid and included in due to affiliate in the Consolidated Statements of Assets and Liabilities.

Sub-Administration and Custody Agreement

On October 1, 2018, the Administrator entered into a sub-administration agreement (the “Sub-Administration Agreement”) with State Street Bank and Trust Company (the “Sub-Administrator”) under which the Sub-Administrator provides various accounting and administrative services to the Company. The Sub-Administrator also serves as the Company’s custodian (the “Custodian”). The initial term of the Sub-Administration Agreement is two years from the effective date and after expiration of the initial term and the Sub-Administration Agreement shall automatically renew for successive one-year periods, unless a written notice of non-renewal is delivered prior to 120 days prior to the expiration of the initial term or renewal term.

Expense Support and Conditional Reimbursement Agreement

On December 12, 2018, the Company entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may elect to pay certain expenses of the Company on the Company’s behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” Available Operating Funds means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any calendar quarter shall be made if the annualized rate of regular cash distributions declared by the Company on record dates in the applicable calendar quarter of such Reimbursement Payment is less than the annualized rate of regular cash distributions declared by the Company on record dates in the calendar quarter in which the Expense Payment was committed to which such Reimbursement Payment relates. The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar quarter.

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The following table presents a summary of Expense Payments and the related Reimbursement Payments since the Company’s commencement of operations:

For the Quarter Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Unreimbursed Expense Payments
December 31, 2018	$1,696	$(1,696)	$—
March 31, 2019	570	(570)	—

Total	$2,266	$(2,266)	$—

For the years ended December 31, 2020, 2019 and 2018, the Adviser made Expense Payments in the amount of $0.0 million, $0.6 million and $1.7 million, respectively. For the years ended December 31, 2020, 2019 and 2018, the Company made Reimbursement Payments related to Expense Payments by the Adviser of $1.5 million, $0.8 million and $0.0 million, respectively.

Note 4. Investments

The composition of the Company’s investment portfolio at cost and fair value was as follows:

	December 31, 2020			December 31, 2019
	Cost	Fair Value	% of Total Investments at Fair Value	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$5,493,561	$5,502,899	98.51%	$3,021,498	$3,046,101	98.50%
Second lien debt	48,979	50,199	0.90	32,782	32,419	1.05
Equity	32,942	32,844	0.59	13,487	13,920	0.45

Total	$5,575,482	$5,585,942	100.00%	$3,067,767	$3,092,440	100.00%

The industry composition of investments at fair value was as follows:

	December 31, 2020	December 31, 2019
Aerospace & Defense	7.03%	—%
Air Freight & Logistics	6.44	11.00
Building Products	7.79	12.23
Capital Markets	0.11	—
Chemicals	8.31	3.79
Commercial Services & Supplies	8.16	8.55
Construction & Engineering	1.07	4.44
Distributors	8.10	18.51
Diversified Financial Services	1.08	2.51
Electrical Equipment	2.61	—
Electronic Equipment, Instruments & Components	2.19	0.46
Energy Equipment & Services	1.35	2.60
Health Care Equipment & Supplies	0.69	1.78
Health Care Providers & Services	9.31	4.75
Health Care Technology	5.50	0.08
Hotels, Restaurants & Leisure	0.77	1.52
Industrial Conglomerates	0.52	1.01
Insurance	2.39	—
Interactive Media & Services	0.84	1.51
Internet & Direct Marketing Retail	7.17	1.35
IT Services	1.27	3.66
Machinery	0.95	1.63

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	December 31, 2020	December 3, 2019
Media	—	0.95
Oil, Gas & Consumable Fuels	2.66	4.81
Paper & Forest Products	0.26	—
Personal Products	0.96	—
Professional Services	2.32	1.76
Software	2.94	3.03
Specialty Retail	3.22	6.07
Technology Hardware, Storage & Peripherals	2.67	1.06
Trading Companies & Distributors	0.86	0.21
Transportation Infrastructure	0.46	0.73

Total	100.00%	100.00%

The geographic composition of investments at cost and fair value was as follows:

	December 31, 2020
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$5,205,832	$5,209,138	93.25%	159.41%
Canada	267,544	270,126	4.84	8.27
Germany	102,106	106,678	1.91	3.26

Total	$5,575,482	$5,585,942	100.00%	170.94%

	December 31, 2019
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$2,675,743	$2,698,272	87.25%	161.27%
Canada	261,911	263,704	8.53	15.76
Luxembourg	130,113	130,464	4.22	7.80

Total	$3,067,767	$3,092,440	100.00%	184.83%

As of December 31, 2020 and December 31, 2019, no loans in the portfolio were on non-accrual status.

As of December 31, 2020 and December 31, 2019, on a fair value basis, approximately 100.0% and 100.0%, respectively, of our performing debt investments bore interest at a floating rate and approximately 0.0% and 0.0%, respectively, of our performing debt investments bore interest at a fixed rate.

Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation methodology used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

•

Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

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•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

•

Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include debt and equity investments in privately held entities, collateralized loan obligations (“CLOs”) and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs.

In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment.

In the absence of independent, reliable market quotes, an enterprise value analysis is typically performed to determine the value of equity investments, control debt investments and non-control debt investments that are credit-impaired, and to determine if debt investments are credit impaired. Enterprise value (“EV”) means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. When an investment is valued using an EV analysis, the EV of a portfolio company is first determined and allocated over the portfolio company’s securities in order of their preference relative to one another (i.e. “waterfall” allocation).

If debt investments are credit-impaired, which occurs when there is insufficient coverage under the EV analysis through the respective investment’s position in the capital structure, the Adviser uses the enterprise value “waterfall” approach or a recovery method (if a liquidation or restructuring is deemed likely) to determine fair value. For debt investments that are not determined to be credit-impaired, the Adviser uses a market interest rate yield analysis (discussed below) to determine fair value.

The Adviser will generally utilize approaches including the market approach, the income approach or both approaches, as appropriate, when calculating EV. The primary method for determining EV for non-control investments, and control investments without reliable projections, uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) or another key financial metric (e.g. such as revenues, cash flows or net income) (“Performance Multiple”). Performance Multiples are typically determined based upon a review of publicly traded comparable companies and market comparable transactions, if any. The second method for determining EV (and primary method for control investments with reliable projections) uses a discounted cash flow analysis whereby future expected cash flows and the anticipated terminal value of the portfolio company are discounted to determine a present value using estimated discount rates. The income approach is generally used when the Adviser has visibility into the long term projected cash flows of a portfolio company, which is more common with control investments.

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Subsequently, for non-control debt investments that are not credit-impaired, and where there is an absence of available market quotations, fair value is determined using a yield analysis. To determine fair value using a yield analysis, the expected cash flows are projected based on the contractual terms of the debt security and discounted back to the measurement date based on a market yield. A market yield is determined based upon an assessment of current and expected market yields for similar investments and risk profiles. The Company considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the enterprise value of the portfolio company. As debt investments held by the Company are substantially illiquid with no active transaction market, the Company depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable. The fair value of loans with call protection is generally capped at par plus applicable prepayment premium in effect at the measurement date.

The following table presents the fair value hierarchy of financial instruments:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$774,421	$4,728,478	$5,502,899
Second lien debt	—	26,196	24,003	50,199
Equity	—	—	32,844	32,844

Total	$—	$800,617	$4,785,325	$5,585,942

	December 31, 2019
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$804,708	$2,241,393	$3,046,101
Second lien debt	—	32,419	—	32,419
Equity	—	—	13,920	13,920

Total	$—	$837,127	$2,255,313	$3,092,440

The following table presents changes in the fair value of financial instruments for which Level 3 inputs were used to determine the fair value:

	For the Year Ended December 31, 2020
	First Lien Debt	Second Lien Debt	Equity	Total Investments
Fair value, beginning of period	$2,241,393	$—	$13,920	$2,255,313
Purchases of investments	3,184,560	23,466	20,170	3,228,196
Proceeds from principal repayments and sales of investments	(769,646)	—	(715)	(770,361)
Accretion of discount/amortization of premium	25,107	—	—	25,107
Net realized gain (loss)	933	—	—	933
Net change in unrealized appreciation (depreciation)	(648)	537	(531)	(642)
Transfers into Level 3 (1)	162,879	—	—	162,879
Transfers out of Level 3 (1)	(116,100)	—	—	(116,100)

Fair value, end of period	$4,728,478	$24,003	$32,844	$4,785,325

Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2020 included in net unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$2,212	$537	$(531)	$2,218

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	For the Year Ended December 31, 2019
	First Lien Debt	Equity Investments	Total Investments	Forward Purchase Obligation
Fair value, beginning of period	$328,125	$—	$328,125	$(222)
Purchases of investments	2,134,729	13,487	2,148,216	—
Proceeds from principal repayments and sales of investments	(177,349)	—	(177,349)	—
Accretion of discount/amortization of premium	5,560	—	5,560	—
Net realized gain (loss)	132	—	132	—
Net change in unrealized appreciation (depreciation)	11,780	433	12,213	222
Transfers into Level 3 (1)	—	—	—	—
Transfers out of Level 3 (1)	(61,584)	—	(61,584)	—

Fair value, end of period	$2,241,393	$13,920	$2,255,313	$—

Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of December 31, 2019 included in net unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$11,821	$433	$12,254	$—

(1)	For the year ended December 31, 2020 and 2019, transfers into or out of Level 3 were primarily due to decreased or increased price transparency.

The following table presents quantitative information about the significant unobservable inputs of the Company’s Level 3 financial instruments. The table is not intended to be all-inclusive but instead captures the significant unobservable inputs relevant to the Company’s determination of fair value.

	December 31, 2020
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
Investments in first lien debt	$4,255,348	Yield analysis	Discount rate	5.85%	10.98%	7.79%
	468,483	Market quotations	Broker quoted price	98.00	100.63	99.05
	4,647	Recent transaction	Recent transaction	97.50	100.00	99.99

	4,728,478
Investments in second lien debt	5,924	Yield analysis	Discount rate	10.26%	10.26%	10.26%
	18,079	Market quotations	Broker quoted price	101.00	101.00	101.00

	24,003
Investments in warrant	865	Option pricing model	Expected volatility	25.00%	25.00%	25.00%
Investments in equity	31,979	Market approach	Performance multiple	9.17x	13.25x	10.60x

Total	$4,785,325

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	December 31, 2019
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
Investments in first lien debt	$1,886,531	Yield Analysis	Discount Rate	7.68%	13.58%	8.39%
	354,862	Market Quotations	Broker Quoted Price	81.50	99.50	97.87

	2,241,393
Investments in equity	13,920	Market Approach	Performance Multiple	6.15x	13.50x	10.18x

Total	$2,255,313

(1)	Weighted averages are calculated based on fair value of investments.

The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. The significant unobservable input used for market quotations are broker quoted prices provided by independent pricing services. The significant unobservable input used under the market approach is the performance multiple. Significant increases in discount rates would result in a significantly lower fair value measurement. Significant decreases in quoted prices or performance multiples would result in a significantly lower fair value measurement.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period. Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

Derivative Instruments

Under the Syndicated Warehouse (See “—Note 7. Commitments and Contingencies”), the Company had the right, but not the obligation, to purchase equity interests of a warehouse vehicle from a third party at an agreed upon price. In this regard, the Company exercised its right to acquire such equity interests on December 11, 2018, at which time the assets and liabilities of the warehouse were included in the Company’s consolidated financial statements. The notional amount of assets acquired and liabilities assumed on December 11, 2018 were $152.3 million and $127.9 million, respectively. The Company determined that this contractual right met the definition of a derivative, and as a result, recorded a loss at the time the Company acquired the equity interests in the warehouse in the amount of $0.6 million, which was recorded in realized loss on derivatives in the Company’s Consolidated Statement of Operations.

Financial Instruments Not Carried at Fair Value

Debt

The fair value of the Company’s credit facilities, which would be categorized as Level 3 within the fair value hierarchy, as of December 31, 2020 and December 31, 2019, approximates its carrying value as the credit facilities have variable interest based on selected short term rates.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The fair value of the Company’s 2023 Notes and 2026 Notes issued in the current year, which would be categorized as Level 2 within the fair value hierarchy, as of December 31, 2020 was $416.2 million and $823.2 million, respectively, based on vendor pricing received by the Company.

The carrying amounts of the Company’s assets and liabilities, other than investments at fair value and the 2023 Notes and the 2026 Notes, approximate fair value. These financial instruments are categorized as Level 3 within the hierarchy.

Note 6. Borrowings

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. As of December 31, 2020 and December 31, 2019, the Company’s asset coverage was 230.0% and 215.1%, respectively.

Subscription Facility

On November 6, 2018, the Company entered into a revolving credit facility (which was subsequently amended on September 16, 2019 and as further amended from time to time, the “Subscription Facility”) with Bank of America, N.A., as the administrative agent, the sole lead arranger, the letter of credit issuer and a lender, and the other lenders from time to time party thereto. The Subscription Facility was terminated on November 3, 2020.

Jackson Hole Funding Facility

On November 16, 2018, BGSL Jackson Hole Funding LLC (“Jackson Hole Funding”), the Company’s wholly-owned subsidiary that holds primarily originated loan investments, entered into a senior secured revolving credit facility (which was subsequently amended on February 6, 2019, September 20, 2019 and July 28, 2020 and as further amended from time to time, the “Jackson Hole Funding Facility”) with JPMorgan Chase Bank, National Association (“JPM”). JPM serves as administrative agent, Citibank, N.A., serves as collateral agent and securities intermediary, Virtus Group, LP serves as collateral administrator and the Company serves as portfolio manager under the Jackson Hole Funding Facility.

Advances under the Jackson Hole Funding Facility bear interest at a per annum rate equal to the three-month LIBOR in effect, plus the applicable margin of 2.375% per annum. Effective January 16, 2019, Jackson Hole Funding pays a commitment fee of 0.60% per annum (or 0.375% per annum until March 20, 2020) on the average daily unused amount of the financing commitments until the third anniversary of the Jackson Hole Funding Facility.

The initial maximum commitment amount of the Jackson Hole Funding Facility was $300 million. Effective September 20, 2019, the maximum commitment amount of the Jackson Hole Funding Facility was increased to $600 million and effective July 28, 2020, the maximum commitment amount of the Jackson Hole Funding Facility was reduced to $400 million. The Jackson Hole Funding Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Jackson Hole Funding Facility to up to $900 million. Proceeds from borrowings under the Jackson Hole Funding Facility may be used to fund portfolio investments by Jackson Hole Funding and to make advances under delayed draw term loans where Jackson Hole Funding is a lender. The period during which Jackson Hole Funding may make borrowings under the Jackson Hole Funding Facility expires on November 16, 2021 and the Jackson Hole Funding Facility is scheduled to mature on May 16, 2023 (“Maturity Date”).

Jackson Hole Funding’s obligations to the lenders under the Jackson Hole Funding Facility are secured by a first priority security interest in Jackson Hole Funding’s portfolio of investments and cash. The obligations of Jackson Hole Funding under the Jackson Hole Funding Facility are non-recourse to the Company, and the Company’s exposure under the Jackson Hole Funding Facility is limited to the value of its investment in Jackson Hole Funding.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

In connection with the Jackson Hole Funding Facility, Jackson Hole Funding has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Jackson Hole Funding Facility contains customary events of default for similar financing transactions, including if a change of control of Jackson Hole Funding occurs or if the Company is no longer the portfolio manager of Jackson Hole Funding. Upon the occurrence and during the continuation of an event of default, JPM may declare the outstanding advances and all other obligations under the Jackson Hole Funding Facility immediately due and payable.

The occurrence of an event of default (as described above) or a market value event (as defined in the Jackson Hole Funding Facility) triggers a requirement that Jackson Hole Funding obtain the consent of JPM prior to entering into any sale or disposition with respect to portfolio assets, and the occurrence of a market value event triggers the right of JPM to direct Jackson Hole Funding to enter into sales or dispositions with respect to any portfolio assets, in each case in JPM’s sole discretion.

As of December 31, 2020 and December 31, 2019, the Company was in compliance with all covenants and other requirements of the Jackson Hole Funding Facility.

Breckenridge Funding Facility

On December 21, 2018, BGSL Breckenridge Funding LLC (“Breckenridge Funding”), the Company’s wholly owned subsidiary that holds primarily syndicated loan investments, entered into a senior secured revolving credit facility (which was subsequently amended on June 11, 2019, August 2, 2019, September 27, 2019 and April 13, 2020, and as further amended from time to time, the “Breckenridge Funding Facility”) with BNP Paribas (“BNP”). BNP serves as administrative agent, Wells Fargo Bank, National Association serves as collateral agent and the Company serves as servicer under the Breckenridge Funding Facility.

Advances under the Breckenridge Funding Facility bear interest at a per annum rate equal to the three-month LIBOR (or other Base Rate) in effect, plus an applicable margin of 1.75%, 2.00% or 2.22% per annum, as applicable, depending on the nature of the advances being requested under the facility. Breckenridge Funding will pay a commitment fee of 0.70% per annum if the unused facility amount is greater than 50% or 0.35% per annum if the unused facility amount is less than or equal to 50% and greater than 25%, based on the average daily unused amount of the financing commitments until December 21, 2022, in addition to certain other fees as agreed between Breckenridge Funding and BNP.

The initial maximum commitment amount of the BNP SPV Facility was $400 million. Effective June 11, 2019, the maximum commitment amount of the BNP SPV Facility was increased to $575 million; effective September 27, 2019, the maximum commitment amount of the BNP SPV Facility was increased to $875 million and on April 13, 2020, the maximum commitment amount of the BNP Facility was increased to $1,125 million. Proceeds from borrowings under the BNP SPV Facility may be used to fund portfolio investments by Breckenridge Funding and to make advances under delayed draw and revolving loans where Breckenridge Funding is a lender. The period during which Breckenridge Funding may make borrowings under the BNP SPV Facility for the remaining commitment amounts expires on December 21, 2021 (or such later date as may be agreed by Breckenridge Funding, BNP, as administrative agent, and the lenders under the BNP SPV Facility), except for $300 million of outstanding principal which expired on September 27, 2020. The BNP SPV Facility is scheduled to mature on December 21, 2023.

Breckenridge Funding’s obligations to the lenders under the Breckenridge Funding Facility are secured by a first priority security interest in all of Breckenridge Funding’s portfolio of investments and cash. The obligations of Breckenridge Funding under the Breckenridge Funding Facility are non-recourse to the Company, and the Company’s exposure under the Breckenridge Funding Facility is limited to the value of its investment in Breckenridge Funding.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

In connection with the Breckenridge Funding Facility, Breckenridge Funding has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Breckenridge Funding Facility contains customary events of default for similar financing transactions, including if a change of control of Breckenridge Funding occurs or if the Company is no longer the servicer of Breckenridge Funding. Upon the occurrence and during the continuation of an event of default, BNP may declare the outstanding advances and all other obligations under the Breckenridge Funding Facility immediately due and payable. The occurrence of an event of default (as described above) suspends the ability of Breckenridge Funding to acquire or sell additional assets.

As of December 31, 2020 and December 31, 2019, the Company was in compliance with all covenants and other requirements of the Breckenridge Funding Facility.

Big Sky Funding Facility

On December 10, 2019, BGSL Big Sky Funding LLC (“Big Sky Funding”), the Company’s wholly-owned subsidiary, entered into a senior secured revolving credit facility (which was subsequently amended on December 30, 2020, and as further amended from time to time, the “Big Sky Funding Facility”) with Bank of America, N.A. (“Bank of America”). Bank of America serves as administrative agent, Wells Fargo Bank, N.A. serves as collateral administrator and the Company serves as manager under the Revolving Credit Facility.

Advances under the Big Sky Funding Facility bear interest at a per annum rate equal to the one-month or three-month London Interbank Offered Rate in effect, plus the applicable margin of 1.60% per annum. Big Sky Funding is required to utilize a minimum percentage of the financing commitments (the “Minimum Utilization Amount”), which amount increases in three-month intervals from 20% six months after the closing date of the Big Sky Funding Facility to 80% 15 months after the closing date of the Revolving Credit Facility and thereafter. Unused amounts below the Minimum Utilization Amount accrue a fee at a rate of 1.60% per annum. In addition, Big Sky Funding will pay an unused fee of 0.45% per annum on the daily unused amount of the financing commitments in excess of the Minimum Utilization Amount, commencing three months after the closing date of the Big Sky Funding Facility.

The initial maximum commitment amount of the Big Sky Funding Facility is $400 million. Effective May 14, 2020, Big Sky Funding exercised its accordion feature under the Big Sky Funding Facility, which increased the maximum commitment amount to $500 million. Effective December 30, 2020, the maximum commitment amount of the Big Sky Funding Facility was reduced to $400 million. Proceeds from borrowings under the Big Sky Funding Facility may be used to fund portfolio investments by Big Sky Funding and to make advances under revolving loans or delayed draw term loans where Big Sky Funding is a lender. All amounts outstanding under the Big Sky Funding Facility must be repaid by December 10, 2022.

Big Sky Funding’s obligations to the lenders under the Big Sky Funding Facility are secured by a first priority security interest in all of Big Sky Funding’s portfolio investments and cash. The obligations of Big Sky Funding under the Big Sky Funding Facility are non-recourse to the Company, and the Company’s exposure under the Big Sky Funding Facility is limited to the value of the Company’s investment in Big Sky Funding.

In connection with the Big Sky Funding Facility, Big Sky Funding has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. The Revolving Credit Facility contains customary events of default for similar financing transactions, including if a change of control of SPV occurs. Upon the occurrence and during the continuation of an event of default, Bank of America may declare the outstanding advances and all other obligations under the Revolving Credit Facility immediately due and payable. The occurrence of an event of default (as described above) triggers a requirement that SPV obtain the consent of Bank of America prior to entering into any sale or disposition with respect to portfolio investments.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

As of December 31, 2020, the Company was in compliance with all covenants and other requirements of the Big Sky Funding Facility.

Revolving Credit Facility

On June 15, 2020, the Company entered into a senior secured revolving credit facility (which was subsequently amended on June 29, 2020 and as further amended from time to time, the “Revolving Credit Facility”) with Citibank, N.A. (“Citi”). Citi serves as administrative agent and collateral agent.

The Revolving Credit Facility provides for borrowings in U.S. dollars and certain agreed upon foreign currencies in an initial aggregate amount of up to $550 million. Effective June 29, 2020, the maximum commitment amount of the Revolving Credit Facility increased to $650 million. Effective November 3, 2020, the maximum commitment amount of the Revolving Credit Facility increased to $745 million. Borrowings under the Revolving Credit Facility are subject to compliance with a borrowing base. The Revolving Credit Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Revolving Credit Facility to up to $1.2 billion. The Revolving Credit Facility provides for the issuance of letters of credit on behalf of the Company in an aggregate face amount not to exceed $100 million. Proceeds from the borrowings under the Revolving Credit Facility may be used for general corporate purposes of the Company and its subsidiaries in the ordinary course of business. Availability of the revolver under the Revolving Credit Facility will terminate on June 15, 2024 and all amounts outstanding under the Revolving Credit Facility must be repaid by June 15, 2025 pursuant to an amortization schedule.

Loans under the Revolving Credit Facility bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the “alternate base rate” (which is the greatest of (a) the prime rate as publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5%, and (c) one month LIBOR plus 1% per annum) plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 0.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.875%, and (y) for loans for which the Company elects the Eurocurrency option, the applicable LIBO Rate for the related Interest Period for such Borrowing plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 1.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.875%. The Company will pay an unused fee of 0.375% per annum on the daily unused amount of the revolver commitments. The Company will pay letter of credit participation fees and a fronting fee on the average daily amount of any lender’s exposure with respect to any letters of credit issued under the Revolving Credit Facility.

The Company’s obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the Company’s assets.

In connection with the Revolving Credit Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition, the Company must comply with the following financial covenants: (a) the Company must maintain a minimum shareholders’ equity, measured as of each fiscal quarter end; and (b) the Company must maintain at all times a 150% asset coverage ratio.

The Revolving Credit Facility contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, Citi may terminate the commitments and declare the outstanding advances and all other obligations under the Revolving Credit Facility immediately due and payable.

As of December 31, 2020, the Company was in compliance with all covenants and other requirements of the Revolving Credit Facility.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

2023 Notes

On July 15, 2020, the Company issued $400 million aggregate principal amount of 3.650% notes due 2023 (the “2023 Notes”) pursuant to an indenture (the “Base Indenture”) and a supplemental indenture, each dated as of July 15, 2020 (the “First Supplemental Indenture,” and together with the Base Indenture, the “2023 Notes Indenture”), between the Company and U.S. Bank National Association (the “Trustee”).

The 2023 Notes will mature on July 14, 2023 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the 2023 Notes Indenture. The 2023 Notes bear interest at a rate of 3.650% per year payable semi-annually on January 14 and July 14 of each year, commencing on January 14, 2021. The 2023 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2023 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

The 2023 Notes Indenture contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the 2023 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the 2023 Notes Indenture.

In addition, on the occurrence of a “change of control repurchase event,” as defined in the 2023 Notes Indenture, the Company will generally be required to make an offer to purchase the outstanding 2023 Notes at a price equal to 100% of the principal amount of such 2023 Notes plus accrued and unpaid interest to the repurchase date.

As of December 31, 2020, the Company was in compliance with all covenants and other requirements of the 2023 Notes.

2026 Notes

On each of October 23, 2020 and December 1, 2020, the Company issued $500 million aggregate principal amount and $300 million aggregate principal amount, respectively, of 3.625% notes due 2026 (the “2026 Notes”) pursuant to a supplemental indenture, dated as of October 23, 2020 (the “Second Supplemental Indenture,” and together with the Base Indenture, the “2026 Notes Indenture”), to the Base Indenture between the Company and the Trustee.

The 2026 Notes will mature on January 15, 2026 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the 2026 Notes Indenture. The 2026 Notes bear interest at a rate of 3.625% per year payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2021. The 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2026 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The 2026 Notes Indenture contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the Investment Company Act of 1940, as amended, whether or not it is subject to those requirements, and to provide financial information to the holders of the Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Securities Exchange Act of 1934, as amended. These covenants are subject to important limitations and exceptions that are described in the 2026 Notes Indenture.

In addition, on the occurrence of a “change of control repurchase event,” as defined in the 2026 Notes Indenture, the Company will generally be required to make an offer to purchase the outstanding Notes at a price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest to the repurchase date.

As of December 31, 2020, the Company was in compliance with all covenants and other requirements of the 2026 Notes.

The Company’s outstanding debt obligations were as follows:

	December 31, 2020
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Jackson Hole Funding Facility (3)	$400,000	$362,316	$362,316	$37,684	$37,684
Breckenridge Funding Facility	825,000	569,000	569,000	256,000	256,000
Big Sky Funding Facility	400,000	200,346	200,346	199,654	117,599
Revolving Credit Facility (4)	745,000	182,901	182,901	562,099	562,099
2023 Notes(5)	400,000	400,000	394,549	—	—
2026 Notes(5)	800,000	800,000	791,281	—	—

Total	$3,570,000	$2,514,563	$2,500,393	$1,055,437	$973,382

	December 31, 2019
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Subscription Facility	$400,000	$119,752	$119,752	$280,248	$280,248
Jackson Hole Funding Facility (3)	600,000	514,151	514,151	85,849	5,843
Breckenridge Funding Facility	875,000	820,311	820,311	54,689	10,769
Big Sky Funding Facility	400,000	—	—	400,000	25,481

Total	$2,275,000	$1,454,214	$1,454,214	$820,786	$322,341

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)

Under the Jackson Hole Funding Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of December 31, 2020, the Company had borrowings denominated in Euros (EUR) of 23.5 million. As of December 31, 2019, the Company had borrowings denominated in Euros (EUR) of 23.9 million.

(4)

Under the Revolving Credit Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of December 31, 2020, the Company had borrowings denominated in Canadian Dollars (CAD) of 138.1 million.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

(5)	The carrying value of the Company’s 2023 Notes and 2026 Notes is presented net of unamortized debt issuance costs of $5.5 million and $8.7 million, respectively, as of December 31, 2020.

As of December 31, 2020 and December 31, 2019, $14.1 million and $5.3 million, respectively, of interest expense and $0.6 million and $0.2 million, respectively, of unused commitment fees was included in interest payable. For the years ended December 31, 2020, 2019 and 2018, the weighted average interest rate on all borrowings outstanding was 3.26%, 4.36% and 5.42% (including unused fees and accretion of net discounts on unsecured debt), respectively, and the average principal debt outstanding was $1,902.7 million,$776.6 million and $162.0 million, respectively.

The components of interest expense were as follows:

	For the Year Ended December 31,
	2020	2019	2018
Borrowing interest expense	$57,437	$32,859	$935
Facility unused fees	3,374	1,007	89
Amortization of financing costs and debt issuance costs	3,993	1,565	327
Accretion of original issue discount	1,145	—	—

Total Interest Expense	$65,949	$35,431	$1,351

Cash paid for interest expense	$51,918	$28,946	$105

Note 7. Commitments and Contingencies

Portfolio Company Commitments

The Company’s investment portfolio may contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2020 and December 31, 2019 the Company had unfunded delayed draw terms loans and revolvers in the aggregate principal amount of $432.3 million and $179.4 million, respectively.

Warehousing Transactions

The Company entered into two warehousing transactions whereby the Company agreed, subject to certain conditions, to purchase certain assets from parties unaffiliated with the Adviser. Such warehousing transactions were designed to assist the Company in deploying capital upon receipt of drawdown proceeds. One of these warehousing transactions related primarily to originated or anchor investments in middle market loans (the “Middle Market Warehouse”). The other warehouse related primarily to broadly syndicated loans (the “Syndicated Warehouse” and, together with the Middle Market Warehouse, the “Warehousing Transactions”) prior to the acquisition of the equity interests of the Syndicated Warehouse by the Company and merger of the Syndicated Warehouse with the Company’s wholly-owned subsidiary, as described below. Both the Middle Market Warehouse and the Syndicated Warehouse have been terminated.

Middle Market Warehouse

On September 10, 2018, the Company entered into a Warehousing Transaction for primarily middle market loans with a warehouse provider unaffiliated with the Adviser. The warehouse investments for the Middle Market Warehouse were ultimately selected by the warehouse provider, in its sole discretion, for an account which it solely controlled. Recommendations for such investments were made on a non-discretionary basis by an affiliate of the Adviser, but only if the Adviser determined the investment was desirable for the Company. The Company was a party to a forward purchase agreement pursuant to which the Company agreed to purchase certain assets held in the Middle Market Warehouse at a purchase price based on the cost of the asset to the warehouse provider plus amounts of unpaid interest, original issue discount and structuring fees accrued to the warehouse provider during the time the warehouse provider owned the asset.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

On July 12, 2019, the Company purchased all investments held by the Middle Market Warehouse for a total consideration of $86.9 million (including $0.2 million of accrued interest). The Middle Market Warehouse was terminated on September 10, 2019.

Since the Company had a contractual obligation to acquire all qualifying assets in the Middle Market Warehouse through a forward purchase agreement, the mark-to-market gain/loss of all investments was recognized in the Company’s consolidated financial statements. The Company did not, however, have any direct interest in the underlying assets nor did it have the power to control the activities most significant to the economic performance of the Middle Market Warehouse, and therefore, such assets were not included in the Company’s consolidated financial statements. This gain/loss amount is calculated as the difference between (1) the current purchase price the Company would be obligated to pay to purchase each asset under the forward purchase agreement and (2) the current fair value as determined by the Company’s valuation policy. For the years ended December 31, 2019 and December 31, 2018, the Company had a net unrealized gain of $0.2 million and an unrealized loss of $0.2 million, respectively, relating to this forward purchase obligation.

Syndicated Warehouse

On August 21, 2018, the Company entered into a Warehousing Transaction with a third party whereby the Company (or the Company’s designees) agreed, subject to certain contingencies, to purchase the equity interests of a warehouse vehicle from such third party at a price equal to the initial capital contribution made by the third party equity holder plus accrued but unpaid interest on the underlying assets in the warehouse vehicle remaining after the payment of all other obligations outstanding under the credit agreement of the Syndicated Warehouse vehicle other than principal on the loan made under such credit agreement. The warehouse investments for the Syndicated Warehouse vehicle were selected by an affiliate of the Adviser as the collateral manager of the Syndicated Warehouse. Neither the Adviser nor any of its affiliates received any additional compensation from the Company in connection with serving as collateral manager of the warehouse vehicle.

The Company exercised its rights to acquire the equity interests of the Syndicated Warehouse on December 11, 2018, at which time the assets and liabilities of the warehouse started to be included in the Company’s consolidated financial statements for a total purchase price of $24.9 million. For the year ended December 31, 2018, the Company recorded a loss $0.6 million, which represented the excess of total consideration paid for the equity interests over the fair value of the net assets of the Syndicated Warehouse we assumed on the date of acquisition.

The following table summarizes the assets and liabilities of the Syndicated Warehouse as of the acquisition date:

December 11, 2018
ASSETS
Investments at fair value	$120,988
Cash and cash equivalents	919
Interest receivable	604
Receivable for investments sold	29,740

Total assets	$152,251

LIABILITIES
Debt	$65,000
Payable for investments purchased	62,758
Interest payable	140

Total liabilities	127,898

NET ASSETS
Total net assets	24,353

Total liabilities and net assets	$152,251

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

On December 28, 2018, the Company caused a certificate of merger to be filed with the Delaware Secretary of State to merge the Syndicated Warehouse, a Cayman Islands exempted company, into Breckenridge Funding, a Delaware limited liability company at which time all the assets and liabilities of the Syndicated Warehouse became owned by Breckenridge Funding. Breckenridge is, and at the time of the merger the Syndicated Warehouse was, a wholly-owned bankruptcy remote subsidiary of the Company. The Syndicated Warehouse and Breckenridge were established in connection with non-recourse credit facilities provided by BNP Paribas as lender on August 21, 2018 and December 21, 2018, respectively. In connection with the merger, the Company caused the credit facility at the Syndicated Warehouse to be paid off and terminated.

Other Commitments and Contingencies

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. At December 31, 2020 and December 31, 2019, management is not aware of any pending or threatened litigation.

Note 8. Net Assets

Subscriptions and Drawdowns

In connection with its formation, the Company has the authority to issue an unlimited number of shares at $0.001 per share par value.

During the years ended December 31, 2020, 2019 and 2018, the Company entered into additional subscription agreements (the “Subscription Agreements”) with investors providing for the private placement of the Company’s shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase the Company’s shares up to the amount of their respective Capital Commitment on an as-needed basis each time the Company delivers a drawdown notice to its investors. As of December 31, 2020, the Company had received Capital Commitments totaling $3,926.3 million ($713.3 million remaining undrawn), of which $80.0 million ($8.0 million remaining undrawn) were from affiliates of the Adviser. As of December 31, 2019, the Company had received Capital Commitments totaling $3,230.6 million ($1,597.6 million remaining undrawn), of which $74.5 million ($36.7 million remaining undrawn) were from affiliates of the Adviser.

The following table summarizes the total shares issued and proceeds received related to the Company’s capital drawdowns delivered pursuant to the Subscription Agreements for the year ended December 31, 2020 (dollars in millions except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price
January 30, 2020	16,864,983	$440.9
April 8, 2020	14,864,518	324.0
July 15, 2020	5,304,125	125.6
July 28, 2020	123,229	2.9
November 6, 2020	4,627,528	115.4
December 15, 2020 (1)	22,802,680	571.2

Total	64,587,063	$1,580.0

(1)

On December 1, 2020, the Company issued a capital call and delivered capital drawdown notices totaling $571.2 million, of which $3.4 million was received subsequent to December 31, 2020 and recorded as a subscription receivable on the Consolidated Statements of Assets and Liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the total shares issued and proceeds received related to the Company’s capital drawdowns delivered pursuant to the Subscription Agreements for the year ended December 31, 2019 (dollars in millions except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price
January 24, 2019	5,666,095	$142.1
March 28, 2019	9,818,817	247.5
June 27, 2019	12,453,261	319.7
August 9, 2019	1,401,367	36.1
September 25, 2019	14,686,050	377.3
December 16, 2019 (1)	10,474,169	271.1

Total	54,499,759	$1,393.8

(1)

On December 2, 2019, the Company issued a capital call and delivered capital drawdown notices totaling $271.1 million, of which $5.9 million was received subsequent to December 31, 2019 and recorded as a subscription receivable on the Consolidated Statements of Assets and Liabilities.

The following table summarizes the total shares issued and proceeds received related to the Company’s initial capitalization and capital drawdowns delivered pursuant to the Subscription Agreements for the year ended December 31, 2018 (dollars in millions except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Price
September 14, 2018	60	$—
November 20, 2018	5,671,181	$141.8
December 13, 2018	3,950,078	$97.5

Total	9,621,319	$239.3

Distributions

The following table summarizes the Company’s distributions declared and payable for the year ended December 31, 2020 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
January 29, 2020	January 29, 2020	May 15, 2020	$0.1593	$10,241
February 26, 2020	March 31, 2020	May 15, 2020	0.3407	27,688
April 7, 2020	April 7, 2020	August 14, 2020	0.0385	3,129
June 29, 2020	June 30, 2020	August 14, 2020	0.4615	44,454
July 14, 2020	July 14, 2020	November 13, 2020	0.0761	7,330
July 27, 2020	July 27, 2020	November 13, 2020	0.0707	7,185
August 26, 2020	September 30, 2020	November 13, 2020	0.3532	36,021
November 5, 2020	November 5, 2020	January 29, 2021	0.1957	19,958
December 14, 2020	December 14, 2020	January 29, 2021	0.2120	22,654
December 14, 2020	December 14, 2020	January 29, 2021	0.3000	32,057(1)
December 14, 2020	December 31, 2020	January 29, 2021	0.0923	11,968

Total distributions			$2.3000	$222,685

(1)	Represents a special distribution.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the Company’s distributions declared and payable for the year ended December 31, 2019 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
January 22, 2019	January 23, 2019	May 15, 2019	$0.1239	$1,192
February 28, 2019	March 27, 2019	May 15, 2019	0.3536	5,406
March 26, 2019	March 31, 2019	May 15, 2019	0.0225	565
June 26, 2019	June 26, 2019	August 14, 2019	0.4780	12,010
June 26, 2019	June 30, 2019	August 14, 2019	0.0220	827
August 8, 2019	August 8, 2019	November 14, 2019	0.2120	7,967
September 24, 2019	September 24, 2019	November 14, 2019	0.2554	9,973
September 24, 2019	September 30, 2019	November 14, 2019	0.0326	1,752
December 13, 2019	December 15, 2019	January 30, 2020	0.4130	22,226
December 16, 2019	December 31, 2019	January 30, 2020	0.0870	5,593

Total distributions			$2.0000	$67,511

For the year ended December 31, 2018, no distributions were declared or paid by the Company.

Dividend Reinvestment

The Company has adopted a dividend reinvestment plan (“DRIP”), pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board and the Company declares, a cash dividend or other distribution, then the Company’s shareholders who have not opted out of its dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places. A participating shareholder will receive an amount of shares equal to the amount of the distribution on that participant’s shares divided by the most recent quarter-end NAV per share that is available on the date such distribution was paid (unless the Board determines to use the NAV per share as of another time). Shareholders who receive distributions in the form of shares will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions; however, since their cash distributions will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes. The Company intends to use newly issued shares to implement the plan. Shares issued under the dividend reinvestment plan will not reduce outstanding Capital Commitments.

The following table summarizes the amounts received and shares issued to shareholders who have not opted out of the Company’s DRIP during the year ended December 31, 2020 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 30, 2020	$2,882	112,302
May 15, 2020	4,244	194,694
August 14, 2020	5,437	229,591
November 13, 2020	6,182	248,194

Total distributions	$18,745	784,781

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The following table summarizes the amounts received and shares issued to shareholders who have not opted out of the DRIP during the year ended December 31, 2019 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
May 15, 2019	$519	20,605
August 14, 2019	1,748	68,165
November 14, 2019	2,051	79,894

Total distributions	$4,318	168,664

For the year ended December 31, 2018, no distributions were declared or paid by the Company.

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For The Year Ended December 31,
	2020	2019	2018
Net increase (decrease) in net assets resulting from operations	$218,638	$106,206	$(2,944)
Weighted average shares outstanding (basic and diluted)	95,333,867	33,858,642	7,458,181
Earnings (loss) per common share (basic and diluted)	$2.29	$3.14	$(0.39)

Note 10. Income Taxes

Taxable income differs from net increase (decrease) in net assets resulting from operations primarily due to: (1) unrealized appreciation (depreciation) on investments, as gains and losses are generally not included in taxable income until they are realized; (2) income or loss recognition on exited investments; (3) non-deductible U.S federal excise taxes; and (4) other non-deductible expenses.

The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and non-deductible federal taxes or losses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital, undistributed net investment income or undistributed net realized gains on investments, as appropriate. For the years ended December 31, 2020, 2019 and 2018, permanent differences were as follows:

	For The Year Ended December 31,
	2020	2019	2018
Undistributed net investment income (loss)	$(24,912)	$(732)	$43
Accumulated net realized gain (loss)	26,938	2,067	9

Paid In Capital	$(2,026)	$(1,335)	$(52)

During the years ended December 31, 2020, 2019 and 2018, permanent differences were principally related to $0.5 million, $0.5 million and $0.1 million , respectively, of U.S. federal excise taxes and $1.5 million, $0.5 million and $0.0 million, respectively, of non-deductible offering costs.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

For tax purposes, the Company may elect to defer any portion of a post-October capital loss or late-year ordinary loss to the first day of the following fiscal year. As of December 31, 2020, the post-October capital losses elected by the Company to defer, and as such deemed to arise on January 1, 2021, are as follows:

	For The Year Ended December 31,
	2020	2019	2018
Post-October Capital Loss Deferral - Short Term	$—	$—	$—
Post-October Capital Loss Deferral - Long Term	4,293	—	—

Net Post-October Capital Loss Deferrals	$4,293	$—	$—

The following reconciles the increase in net assets resulting from operations to taxable income for the years ended December 31, 2020, 2019 and 2018:

	For The Year Ended December 31,
	2020	2019	2018
Net increase (decrease) in net assets resulting from operations	$218,638	$106,206	$(2,944)
Net unrealized (appreciation) depreciation	16,582	(28,329)	3,650
Realized losses for tax not included in book income	(41)	(511)	581
Nondeductible capital gains incentive fee	(3,141)	4,218	—
Other nondeductible expenses and excise taxes	2,026	1,335	52
Net post-October capital loss deferral	4,293	—	—

Taxable/distributable income	$238,357	$82,919	$1,339

(1)	Tax information for the fiscal year ended December 31, 2020 is estimated and is not considered final until the Company files its tax return.

The components of accumulated gains / losses as calculated on a tax basis for the years ended December 31, 2020, 2019 and 2018 are as follows:

	For The Year Ended December 31,
	2020	2019	2018
Distributable ordinary income	$32,419	$16,748	$1,339
Other temporary book/tax differences	(5,369)	(4,212)	—
Net unrealized appreciation/(depreciation) on investments	10,431	24,603	(4,231)

Total accumulated under-distributed (over-distributed) earnings	$37,481	$37,139	$(2,892)

The cost and unrealized gain (loss) of the Company’s investments, as calculated on a tax basis, at December 31, 2020, December 31, 2019 and December 31, 2018 were as follows:

	For The Year Ended December 31,
	2020	2019	2018
Gross unrealized appreciation	$58,871	$35,465	$953
Gross unrealized depreciation	(48,439)	(10,862)	(4,962)

Net unrealized appreciation (depreciation)	$10,432	$24,603	$(4,009)

Tax cost of investments	$5,575,511	$3,067,837	$549,334

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

All of the dividends declared during the year ended December 31, 2020 and 2019 were derived from ordinary income, as determined on a tax basis.

BGSL Investments, a wholly owned subsidiary that was formed in 2019, is a Delaware LLC which has elected to be treated as a corporation for U.S. tax purposes. As such, BGSL Investments is subject to U.S. Federal, state and local taxes. For the Company’s tax year ended December 31, 2020, BGSL Investments activity did not result in a material provision for income taxes.

Management has analyzed the Company’s tax positions taken, or to be taken, on federal income tax returns for all open tax years, and has concluded that no provision for income tax is required in the Company’s financial statements. The Company’s federal tax returns are subject to examination by the Internal Revenue Service for a period of three fiscal years after they are filed.

Note 11. Financial Highlights

The following are the financial highlights for the years ended December 31, 2020, 2019 and 2018:

	For The Year Ended December 31,
	2020	2019	2018
Per Share Data:
Net asset value, beginning of period	$26.02	$24.57	$25.00
Net investment income (1)	2.51	2.18	0.17
Net unrealized and realized gain (loss) (2)	(1.03)	1.27	(0.60)

Net increase (decrease) in net assets resulting from operations	1.48	3.45	(0.43)
Distributions declared (3)	(2.30)	(2.00)	—

Total increase (decrease) in net assets	(0.82)	1.45	(0.43)

Net asset value, end of period	$25.20	$26.02	$24.57

Shares outstanding, end of period	129,661,586	64,289,742	9,621,319
Total return based on NAV (4)	6.46%	14.43%	(1.72)%
Ratios:
Ratio of net expenses to average net assets (5)	6.50%	8.50%	8.89%
Ratio of net investment income to average net assets (5)	10.37%	8.46%	6.07%
Portfolio turnover rate	46.80%	31.49%	—%
Supplemental Data:
Net assets, end of period	3,267,809	1,673,117	236,365
Total capital commitments, end of period	3,926,295	3,230,641	952,234
Ratios of total contributed capital to total committed capital, end of period	81.83%	50.55%	25.13%
Asset coverage ratio	230.0%	215.1%	227.8%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)

For the years ended December 31, 2020, 2019 and 2018, the amount shown does not correspond with the aggregate amount for the period as it includes a $(0.81), $0.31 and $(0.03) impact, respectively, from the effect of the timing of capital transactions.

(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 8).
(4)

Total return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s dividend reinvestment plan) divided by the beginning NAV per share. Total return does not include sales load.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

(5)

For the year ended December 31, 2018, amounts are annualized except for organizational costs and expense support amounts relating to organizational costs. For the years ended December 31, 2020, 2019 and 2018, the ratio of total operating expenses to average net assets was 6.43%, 8.47% and 14.09%, respectively, on an annualized basis, excluding the effect of expense support/(recoupment) by the Adviser which represented (0.07%), (0.03)% and 5.20%, respectively, of average net assets.

Note 12. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of December 31, 2020, except as discussed below.

On February 24, 2021, the Board declared a distribution of $0.50 per share, which is payable on May 14, 2021 to shareholders of record as of March 31, 2021.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Assets and Liabilities

(in thousands, except share and per share amounts)

	March 31, 2021	December 31, 2020
ASSETS	(Unaudited)
Investments at fair value
Non-controlled/non-affiliated investments (cost of $6,037,571 and $5,575,482 at March 31, 2021 and December 31, 2020, respectively)	$6,081,065	$5,585,942
Non-controlled/affiliated investments (cost of $25,645 and $0 at March 31, 2021 and December 31, 2020, respectively)	24,299	—

Total investments at fair value (cost of $6,063,216 and $5,575,482 at March 31, 2021 and December 31, 2020, respectively)	6,105,364	5,585,942
Cash and cash equivalents	291,724	217,993
Interest receivable from non-controlled/non-affiliated investments	23,927	21,456
Deferred financing costs	6,523	6,933
Receivable for investments sold	76,462	114,537
Subscription receivable	24	3,427
Other assets	365	578

Total assets	$6,504,389	$5,950,866

LIABILITIES
Debt (net of unamortized debt issuance costs of $22,553 and $14,170 at March 31, 2021 and December 31, 2020, respectively)	$2,946,162	$2,500,393
Payable for investments purchased	112,234	48,582
Due to affiliates	3,714	5,546
Management fees payable	11,677	10,277
Income based incentive fee payable	14,347	15,262
Capital gains incentive fee payable	6,454	1,077
Interest payable	18,894	14,715
Distribution payable (Note 8)	65,052	86,638
Accrued expenses and other liabilities	152	567

Total liabilities	3,178,686	2,683,057

Commitments and contingencies (Note 7)
NET ASSETS
Common shares, $0.001 par value (unlimited shares authorized; 130,105,225 and 129,661,586 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively)	130	130
Additional paid in capital	3,243,741	3,232,562
Distributable earnings (loss)	81,832	35,117

Total net assets	3,325,703	3,267,809

Total liabilities and net assets	$6,504,389	$5,950,866

NET ASSET VALUE PER SHARE	$25.56	$25.20

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2021	2020
Investment income:
From non-controlled/non-affiliated investments:
Interest income	$127,950	$77,591
Payment-in-kind interest income	1,917	2,602
Fee income	843	2

Total investment income	130,710	80,195

Expenses:
Interest expense	21,146	16,071
Management fees	11,677	6,537
Income based incentive fee	14,347	8,268
Capital gains incentive fee	5,377	(4,218)
Professional fees	586	526
Board of Trustees’ fees	131	115
Administrative service expenses (Note 3)	492	583
Other general and administrative	1,317	830
Amortization of offering costs	—	307

Total expenses	55,073	29,019
Recoupment of expense support (Note 3)	—	400

Net expenses	55,073	29,419

Net investment income before excise tax	75,637	50,776
Excise tax expense	(282)	104

Net investment income after excise tax	75,919	50,672

Realized and unrealized gain (loss):
Net change in unrealized appreciation (depreciation):
Non-controlled/non-affiliated investments	34,112	(358,814)
Non-controlled/affiliated investments	(1,346)	—
Translation of assets and liabilities in foreign currencies	(714)	(13)

Net unrealized appreciation (depreciation)	32,052	(358,827)

Realized gain (loss):
Non-controlled/non-affiliated investments	4,634	699
Foreign currency transactions	(838)	(4)

Net realized gain (loss)	3,796	695

Net realized and unrealized gain (loss)	35,848	(358,132)

Net increase (decrease) in net assets resulting from operations	$111,767	$(307,460)

Net investment income per share (basic and diluted)	$0.58	$0.67
Earnings (loss) per share (basic and diluted)	$0.86	$(4.05)
Weighted average shares outstanding (basic and diluted)	129,967,204	75,856,683
Distributions declared per share	$0.50	$0.50

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Changes in Net Assets

(in thousands)

(Unaudited)

	Par Amount	Additional Paid in Capital	Distributable Earnings (Loss)	Total Net Assets
Balance, December 31, 2020	$130	$3,232,562	$35,117	$3,267,809
Issuance of common shares	—	—	—	—
Reinvestment of dividends	—	11,179	—	11,179
Net investment income	—	—	75,919	75,919
Net realized gain (loss) on investments	—	—	3,796	3,796
Net change in unrealized appreciation (depreciation) on investments	—	—	32,052	32,052
Dividends declared from net investment income	—	—	(65,052)	(65,052)

Balance, March 31, 2021	$130	$3,243,741	$81,832	$3,325,703

	Par Amount	Additional Paid in Capital	Distributable Earnings (Loss)	Total Net Assets
Balance, December 31, 2019	$64	$1,635,915	$37,138	$1,673,117
Issuance of common shares	17	440,834	—	440,851
Reinvestment of dividends	—	2,882	—	2,882
Net investment income	—	—	50,672	50,672
Subscribed but unissued shares	15	324,031	—	324,046
Subscriptions receivable	(15)	(324,031)	—	(324,046)
Net realized gain (loss) on investments	—	—	695	695
Net change in unrealized appreciation (depreciation) on investments	—	—	(358,827)	(358,827)
Dividends declared from net investment income	—	—	(37,929)	(37,929)

Balance, March 31, 2020	$81	$2,079,631	$(308,251)	$1,771,461

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$111,767	$(307,460)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Net unrealized (appreciation) depreciation on investments	(32,766)	358,814
Net unrealized (appreciation) depreciation on translation of assets and liabilities in foreign currencies	714	13
Net realized (gain) loss on investments	(4,634)	(699)
Payment-in-kind interest capitalized	(1,883)	(2,647)
Net accretion of discount and amortization of premium	(21,143)	(6,188)
Amortization of deferred financing costs	514	543
Amortization of debt issuance costs	1,053	—
Amortization of offering costs	—	306
Purchases of investments	(1,097,111)	(1,022,892)
Proceeds from sale of investments and principal repayments	637,037	130,149
Changes in operating assets and liabilities:
Interest receivable	(2,471)	1,915
Receivable for investments sold	38,075	(17,899)
Other assets	213	213
Payable for investments purchased	63,652	145,840
Due to affiliates	(1,960)	103
Management fee payable	1,400	1,492
Income based incentive fee payable	(916)	1,923
Capital gains incentive fee payable	5,377	(4,218)
Interest payable	4,179	(291)
Accrued expenses and other liabilities	(415)	(861)

Net cash provided by (used in) operating activities	(299,318)	(721,844)

Cash flows from financing activities:
Borrowings on debt	1,013,526	581,711
Repayments on debt	(567,590)	(241,205)
Deferred financing costs paid	(169)	—
Debt issuance costs paid	(409)	—
Deferred offering costs paid	—	—
Dividends paid in cash	(75,458)	(24,937)
Proceeds from issuance of common shares	3,403	446,793

Net cash provided by (used in) financing activities	373,303	762,362

Net increase (decrease) in cash and cash equivalents	73,985	40,518
Effect of foreign exchange rate changes on cash and cash equivalents	(254)	(14)
Cash and cash equivalents, beginning of period	217,993	65,495

Cash and cash equivalents, end of period	$291,724	$105,999

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

	Three Months Ended March 31,
	2021	2020
Supplemental information and non-cash activities:
Interest paid during the period	$15,190	$15,723
Subscription receivable	$24	$—
Distribution payable	$65,052	$37,929
Reinvestment of distributions during the period	$11,179	$2,882
Non-cash deferred financing costs activity	$(64)	$—
Accrued but unpaid debt issuance costs	$192	$—
Excise taxes paid	$131	$—

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Investments - non-controlled/non-affiliated
First Lien Debt
Aerospace & Defense
Corfin Holdings, Inc. (4)(10)	L + 6.00%	7.00%	2/5/2026	$202,950	$199,670	$202,443	6.09%
MAG DS Corp. (4)(10)	L + 5.50%	6.50%	4/1/2027	87,387	79,726	85,858	2.58
TCFI AEVEX, LLC (4)(7)(10)	L + 6.00%	7.00%	3/18/2026	101,763	99,928	100,614	3.03

					379,324	388,915	11.70
Air Freight & Logistics
Livingston International, Inc. (4)(6)(10)	L + 5.75%	6.75%	4/30/2026	121,828	118,315	121,218	3.64
Mode Purchaser, Inc. (4)(10)	L + 6.25%	7.25%	12/9/2026	176,542	173,672	170,804	5.14
Omni Intermediate Holdings, LLC - Revolving Term Loan (4)(5)(7)(11)	L + 6.00%	7.25%	12/30/2025	35	22	34	—
Omni Intermediate Holdings, LLC (4)(5)(7)(10)	L + 5.00%	6.00%	12/30/2026	5,000	4,880	4,938	0.15
R1 Holdings, LLC (4)(10)	L + 6.00%	7.06%	1/2/2026	57,523	56,837	57,523	1.73
SEKO Global Logistics Network, LLC (4)(5)(7)(10)	L + 5.00%	6.00%	12/30/2026	4,688	4,601	4,599	0.14

					358,327	359,116	10.80
Building Products
Fencing Supply Group Acquisition, LLC (4)(5)(7)(10)	L + 6.00%	7.00%	2/26/2027	53,924	52,671	52,669	1.58
Jacuzzi Brands, LLC (4)(10)	L + 6.50%	7.50%	2/25/2025	94,817	93,640	93,632	2.82
Latham Pool Products, Inc. (8)	L + 6.00%	6.11%	6/18/2025	78,062	76,353	78,197	2.35
Lindstrom, LLC (4)(10)	L + 6.25%	7.25%	4/7/2025	129,404	127,750	129,404	3.89

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
The Wolf Organization, LLC (4)(10)	L + 6.50%	7.50%	9/3/2026	95,499	94,025	95,499	2.87
Windows Acquisition Holdings, Inc. (4)(5)(10)	L + 6.50%	7.50%	12/29/2026	62,838	61,635	61,581	1.85

					506,073	510,983	15.36
Chemicals
DCG Acquisition Corp. (4)(5)(8)	L + 4.50%	4.61%	9/30/2026	34,911	34,650	34,868	1.05
DCG Acquisition Corp. (4)(7)(10)	L + 7.50%	8.50%	9/30/2026	39,700	38,827	43,273	1.30
NIC Acquisition Corp. (9)	L + 3.75%	4.50%	12/29/2027	735	732	737	0.02
Polymer Additives, Inc. (8)	L + 6.00%	6.21%	7/31/2025	29,377	28,385	26,903	0.81
USALCO, LLC (4)(7)(11)	L + 7.25%	8.50%	6/1/2026	166,333	162,508	168,130	5.07
USALCO, LLC (4)(11)	L + 6.50%	7.75%	6/1/2026	35,604	34,924	34,891	1.05
VDM Buyer, Inc. (4)(8)	L + 6.00%	6.22%	4/22/2025	€23,962	26,607	27,318	0.82
VDM Buyer, Inc. (4)(8)	L + 6.75%	6.98%	4/22/2025	62,929	62,078	61,041	1.84

					388,710	397,161	11.95
Commercial Services & Supplies
JSS Holdings, Inc. (4)(10)	L + 6.25% (incl. 2.00% PIK)	7.25%	12/17/2027	327,992	323,298	323,072	9.71
The Action Environmental Group, Inc. (4)(7)(11)	L + 6.00%	7.25%	1/16/2026	117,976	115,914	113,257	3.41
Veregy Consolidated, Inc. (10)	L + 6.00%	7.00%	11/2/2027	21,259	20,703	21,392	0.64

					459,914	457,721	13.76
Construction & Engineering
COP Home Services TopCo IV, Inc. (4)(5)(7)(10)	L + 5.00%	6.00%	12/31/2027	17,049	16,390	16,498	0.50
IEA Energy Services, LLC (8)	L + 6.75%	6.95%	9/25/2024	30,517	29,485	30,612	0.92

					45,875	47,110	1.42

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Distributors
Bution Holdco 2, Inc. (4)(10)	L + 6.25%	7.25%	10/17/2025	102,802	101,245	100,746	3.03
Dana Kepner Company, LLC (4)(7)(10)	L + 6.25%	7.25%	12/29/2026	71,488	70,119	70,058	2.11
EIS Buyer, LLC (4)(12)	L + 6.25%	7.75%	9/30/2025	81,617	80,394	79,169	2.38
Fastlane Parent Company, Inc. (8)	L + 4.50%	4.61%	2/4/2026	7,462	7,359	7,471	0.22
NDC Acquisition Corp. (4)(10)	L + 5.75%	6.75%	3/9/2027	22,500	21,888	21,881	0.66
NDC Acquisition Corp. - Revolving Term Loan (4)(5)(7)(10)	L + 5.75%	6.75%	3/9/2027	514	421	420	0.01
PSS Industrial Group Corp. (4)(12)	L + 8.00% (incl. 2.00% PIK)	9.50%	4/10/2025	55,952	53,149	44,762	1.35
Tailwind Colony Holding Corporation (4)(10)	L + 7.50%	8.50%	11/13/2024	32,964	32,640	31,975	0.96
Unified Door & Hardware Group, LLC (4)(10)	L + 6.25%	7.25%	6/30/2025	90,832	89,282	90,832	2.73

					456,496	447,314	13.45
Diversified Financial Services
SelectQuote, Inc. (4)(9)	L + 5.00%	5.75%	11/5/2024	59,714	58,253	59,714	1.80
Electric Utilities
Qualus Power Services Corp. (4)(7)(10)	L + 5.50%	6.50%	3/26/2027	42,750	41,490	41,487	1.25
Electrical Equipment
Shoals Holdings, LLC (4)(10)	L + 3.25%	4.25%	11/25/2026	85,161	83,120	85,587	2.57
Electronic Equipment, Instruments & Components
Albireo Energy, LLC (4)(5)(7)(10)	L + 6.00%	7.00%	12/23/2026	116,833	114,153	115,124	3.46
Convergeone Holdings, Inc. (8)	L + 5.00%	5.11%	1/4/2026	14,580	14,172	14,122	0.42

					128,325	129,246	3.89

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Energy Equipment & Services
Abaco Energy Technologies, LLC (4)(12)	L + 7.00%	8.50%	10/4/2024	50,381	49,321	46,603	1.40
Tetra Technologies, Inc. (4)(6)(10)	L + 6.25%	7.25%	9/10/2025	20,098	19,998	19,043	0.57

					69,319	65,646	1.97
Health Care Providers & Services
DCA Investment Holdings, LLC (4)(7)(9)	L + 6.25%	7.00%	3/12/2028	22,090	21,714	21,711	0.65
Epoch Acquisition, Inc. (4)(10)	L + 6.75%	7.75%	10/4/2024	24,750	24,550	24,750	0.74
Healthcomp Holding Company, LLC (4)(5)(7)(10)	L + 6.00%	7.00%	10/27/2026	87,082	84,789	85,702	2.58
Jayhawk Buyer, LLC (4)(7)(10)	L + 5.75%	6.75%	10/15/2026	116,114	113,375	114,658	3.45
Monroe Capital Holdings, LLC (4)(7)(10)	L + 6.75%	7.75%	9/8/2026	107,665	105,724	106,588	3.20
Odyssey Holding Company, LLC (4)(10)	L + 5.75%	6.75%	11/16/2025	18,898	18,690	18,898	0.57
The GI Alliance Management, LLC (4)(10)	L + 6.25%	7.25%	11/4/2024	274,248	268,368	267,392	8.04

					637,210	639,699	19.24
Health Care Technology
Edifecs, Inc. (4)(10)	L + 7.50%	8.50%	9/21/2026	223,074	217,986	221,959	6.67
NMC Crimson Holdings, Inc. (4)(7)(9)	L + 6.00%	6.75%	3/1/2028	71,173	68,599	68,567	2.06
Project Ruby Ultimate Parent Corp. (9)	L + 3.25%	4.00%	3/3/2028	8,612	8,569	8,590	0.26

					295,154	299,116	8.99
Hotels, Restaurants & Leisure
Excel Fitness Holdings, Inc. (10)	L + 5.25%	6.25%	10/7/2025	35,909	34,688	34,394	1.03

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units		Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Industrial Conglomerates
Tailwind Smith Cooper Intermediate Corporation (8)	L + 5.00%	5.11%	5/28/2026		30,605	29,714	30,004	0.90
Insurance
Integrity Marketing Acquisition, LLC (4)(5)(7)(10)	L + 6.25%	7.25%	8/27/2025		35,396	34,454	34,598	1.04
Jones Deslauriers Insurance Management, Inc. (4)(5)(6)(7)(8)	L + 4.25%	4.25%	3/28/2028	C$	54,541	42,701	43,979	1.32
SG Acquisition, Inc. (4)(8)	L + 5.75%	5.86%	1/27/2027		99,704	98,046	98,208	2.95
Westland Insurance Group LTD (4)(5)(6)(7)(10)	L + 7.00%	8.00%	1/5/2027	C$	68,432	49,043	51,536	1.55
Westland Insurance Group LTD (4)(5)(6)(10)	L + 7.00%	8.00%	1/5/2027		42,483	38,773	39,617	1.19

						263,017	267,938	8.06
Interactive Media & Services
Bungie, Inc. (4)(10)	L + 6.25%	7.25%	8/28/2024		47,200	46,718	47,200	1.42
Internet & Direct Marketing Retail
Donuts, Inc. (4)(10)	L + 6.00%	7.00%	12/29/2026		368,228	361,176	360,863	10.85
Shutterfly, LLC (10)	L + 6.00%	7.00%	9/25/2026		26,457	24,580	26,592	0.80
Shutterfly, LLC (10)	L + 6.50%	7.50%	9/25/2026		13,550	13,649	13,584	0.41

						399,405	401,039	12.06
IT Services
Park Place Technologies, LLC (10)	L + 5.00%	6.00%	11/10/2027		45,000	43,296	45,000	1.35
Leisure Products
Lew’s Intermediate Holdings, LLC (4)(8)	L + 5.00%	5.21%	1/26/2028		6,600	6,535	6,633	0.20
Machinery
Apex Tool Group, LLC (11)	L + 5.25%	6.50%	8/1/2024		28,117	27,370	28,150	0.85
Oil, Gas & Consumable Fuels
Eagle Midstream Canada Finance, Inc. (4)(6)(12)	L + 6.25%	7.75%	11/26/2024		150,862	149,209	148,599	4.47

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Paper & Forest Products
Pixelle Specialty Solutions, LLC (10)	L + 6.50%	7.50%	10/31/2024	6,929	6,824	6,944	0.21
Personal Products
Paula’s Choice Holdings, Inc. (4)(10)	L + 6.25%	7.25%	11/17/2025	54,656	53,263	54,520	1.64
Professional Services
ALKU, LLC (4)(7)(9)	L + 5.25%	6.00%	3/1/2028	112,485	111,395	111,273	3.35
APFS Staffing Holdings, Inc. (8)	L + 4.75%	4.86%	4/15/2026	18,155	17,892	18,104	0.54
BPPH2 Limited (4)(5)(6)(8)	L + 6.75%	6.82%	3/2/2028	£25,500	34,283	34,039	1.02
GI Revelation Acquisition, LLC (8)	L + 5.00%	5.11%	4/16/2025	32,081	30,068	32,188	0.97
Titan Investment Company, Inc. (4)(5)(8)	L + 5.75%	5.94%	3/20/2027	42,784	40,792	42,784	1.29
VT Topco, Inc. (8)	L + 3.50%	3.61%	8/1/2025	4,853	4,568	4,803	0.14

					238,998	243,191	7.31
Real Estate Management & Development
Progress Residential PM Holdings, LLC (4)(7)(9)	L + 6.25%	7.00%	2/16/2028	55,898	54,525	54,501	1.64
Software
Diligent Corporation (4)(10)	L + 5.75%	6.75%	8/4/2025	60,000	59,160	59,149	1.78
LD Lower Holdings, Inc. (4)(7)(10)	L + 6.50%	7.50%	2/8/2026	119,875	117,546	117,478	3.53
MRI Software, LLC (4)(5)(7)(10)	L + 5.50%	6.50%	2/10/2026	24,350	24,120	24,324	0.73
PaySimple, Inc. (8)	L + 5.50%	5.50%	8/23/2025	61,555	59,946	61,401	1.85
Spitfire Parent, Inc. (4)(7)(10)	L + 5.50%	6.50%	3/11/2027	44,000	42,982	42,972	1.29

					303,754	305,324	9.18
Specialty Retail
CustomInk, LLC (4)(10)	L + 6.21%	7.21%	5/3/2026	133,125	131,231	130,463	3.92

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units		Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Party City Holdings, Inc. (6)(8)	L + 8.75%	8.75%	2/15/2026		1,416	1,416	1,461	0.04
Spencer Spirit Holdings, Inc. (8)	L + 6.00%	6.11%	6/19/2026		45,037	43,035	44,924	1.35

						175,682	176,848	5.32
Technology Hardware, Storage & Peripherals
Deliver Buyer, Inc. (10)	L + 6.25%	7.25%	5/1/2024		49,750	48,539	50,154	1.51
Electronics For Imaging, Inc. (8)	L + 5.00%	5.11%	7/23/2026		24,963	23,637	23,572	0.71
Lytx, Inc. (4)(7)(10)	L + 6.00%	7.00%	2/28/2026		69,139	68,228	68,280	2.05

						140,404	142,006	4.27
Trading Companies & Distributors
The Cook & Boardman Group, LLC (10)	L + 5.75%	6.75%	10/17/2025		50,104	49,747	48,934	1.45
Transportation Infrastructure
Capstone Logistics, LLC (5)(7)(10)	L + 4.75%	5.75%	11/12/2027		3,045	3,014	3,064	0.09
Spireon, Inc. (4)(10)	L + 6.50%	7.50%	10/4/2024		22,904	22,735	22,904	0.69

						25,749	25,968	0.78

Total First Lien Debt						$5,956,489	$5,996,005	180.29%

Second Lien Debt
Chemicals
NIC Acquisition Corp. (5)(9)	L + 7.75%	8.50%	12/29/2028		$3,500	$3,448	$3,553	0.11%
Construction & Engineering
COP Home Services TopCo IV, Inc. (4)(5)(10)	L + 8.75%	9.75%	12/31/2028		6,061	5,929	5,970	0.18
Insurance
Jones Deslauriers Insurance Management, Inc. (4)(5)(6)(7)(8)	L + 7.50%	7.50%	3/26/2029	C$	25,495	19,859	20,617	0.62
Software
Epicor Software Corp. (5)(10)	L + 7.75%	8.75%	7/31/2028		11,186	11,032	11,592	0.35

Total Second Lien Debt						$40,268	$41,732	1.26%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Unsecured Debt
Communications Equipment
Plantronics, Inc. (5)(6)	4.75%	4.75%	3/1/2029	$4,748	$4,748	$4,677	0.14%
IT Services
Endure Digital, Inc. (5)	6.00%	6.00%	2/15/2029	3,125	3,125	3,058	0.09

Total Unsecured Debt					$7,873	$7,735	0.23%

Warrants
Software
Mermaid EquityCo L.P. - Class B Units (4)				4,550,697	$865	$1,320	0.04%

Total Warrants					$865	$1,320	0.04%

Equity
Aerospace & Defense
Corfin Holdco, Inc. - Common Stock (4)				2,137,866	$4,767	$5,131	0.15%
Air Freight & Logistics
Mode Holdings, L.P. - Class A-2 Common Units (4)				5,486,923	5,487	5,487	0.16
Distributors
EIS Acquisition Holdings, LP - Class A Common Units (4)				7,519	1,773	1,873	0.06
Software
Mermaid Equity Co. L.P. - Class A-2 Common Units (4)				14,849,355	14,849	16,780	0.50
Specialty Retail
CustomInk, LLC - Series A Preferred Units (4)				384,520	5,200	5,003	0.15

Total Equity Investments					$32,077	$34,273	1.03%

Total Investments - non-controlled/non-affiliated					$6,037,571	$6,081,065	182.85%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Investments - non-controlled/affiliated
Equity
Insurance
Blackstone Donegal Holdings LP - LP Interests (Westland Insurance Group LTD) (4)(5)(6)(13)					$25,645	$24,299	0.73%

Total Equity					$25,645	$24,299	0.73%

Total Investments - non-controlled/affiliated					$25,645	$24,299	0.73%

Total Investment Portfolio					$6,063,216	$6,105,364	183.58%

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund					$85,090	$85,090	2.56%
Other Cash and Cash Equivalents					206,634	206,634	6.21

Total Cash and Cash Equivalents					$291,724	$291,724	8.77%

Total Portfolio Investments, Cash and Cash Equivalents					$6,354,940	$6,397,088	192.35%

(1)

Unless otherwise indicated, issuers of debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. The total par amount is presented for debt investments, while the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)

Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either LIBOR (“L”) or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of March 31, 2021. As of March 31, 2021, the reference rates for our variable rate loans were the 30-day L at 0.11%, the 90-day L at 0.19% and the 180-day L at 0.21% and P at 3.25%. Variable rate loans typically include an interest reference rate floor

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

feature, which is generally 1.00%. As of March 31, 2021, 88.2% of the portfolio at fair value had a base rate floor above zero.
(3)

The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)

These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board of Trustees (the “Board”) (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)

These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(6)

The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of March 31, 2021, non-qualifying assets represented 10.4% of total assets as calculated in accordance with regulatory requirements.

(7)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments (all commitments are first lien, unless otherwise noted):

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
First and Second Lien Debt
Albireo Energy, LLC	Delayed Draw Term Loan	6/23/2022	$45,043	$(450)
Albireo Energy, LLC	Revolver	12/23/2026	9,009	(90)
ALKU, LLC	Revolver	3/1/2027	8,658	—
Capstone Logistics, LLC	Delayed Draw Term Loan	11/12/2027	547	—
COP Home Services TopCo IV, Inc.	Delayed Draw Term Loan	12/31/2022	2,440	(92)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	1,941	(62)
Dana Kepner Company, LLC	Delayed Draw Term Loan	12/29/2021	29,861	—
DCA Investment Holding, LLC	Delayed Draw Term Loan	3/12/2023	6,391	(48)
DCG Acquisition Corporation	Delayed Draw Term Loan	6/22/2021	50,000	—
Fencing Supply Group Acquisition, LLC	Delayed Draw Term Loan	2/26/2023	17,649	(176)
Healthcomp Holding Company, LLC	Delayed Draw Term Loan	4/27/2022	23,280	(291)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	8/27/2025	20,000	(300)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	2/7/2022	14,433	—
Jayhawk Buyer, LLC	Delayed Draw Term Loan	10/15/2021	6,652	—
Jones Deslauriers Insurance Management, Inc.	Delayed Draw Term Loan	3/26/2022	10,832	—
Jones Deslauriers Insurance Management, Inc. (2nd lien)	Delayed Draw Term Loan	3/26/2022	2,318	—
LD Lower Holdings, Inc.	Delayed Draw Term Loan	2/8/2023	19,979	—
Lytx, Inc.	Delayed Draw Term Loan	2/28/2022	16,761	(168)
Monroe Capital Holdings, LLC	Delayed Draw Term Loan	6/8/2022	11,963	—

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Consolidated Schedule of Investments

March 31, 2021

(in thousands)

(Unaudited)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
MRI Software, LLC	Revolver	2/10/2026	1,440	—
MRI Software, LLC	Delayed Draw Term Loan	1/31/2022	4,048	—
NDC Acquisition Corp	Revolver	3/9/2027	2,911	—
NMC Crimson Holdings, Inc.	Delayed Draw Term Loan	3/1/2023	31,400	(471)
Omni Intermediate Holdings, LLC	Delayed Draw Term Loan	12/30/2021	3,250	—
Omni Intermediate Holdings, LLC	Revolver	12/30/2025	521	—
Progress Residential PM Holdings, LLC	Delayed Draw Term Loan	2/16/2022	16,623	—
Qualus Power Services Corp	Delayed Draw Term Loan	3/26/2023	15,545	(194)
SEKO Global Logistics Network, LLC	Delayed Draw Term Loan	12/30/2022	800	(11)
SEKO Global Logistics Network, LLC	Revolver	12/30/2026	600	(8)
Spitfire Parent, Inc.	Delayed Draw Term Loan	3/11/2027	14,755	(148)
TCFI AEVEX, LLC	Delayed Draw Term Loan	12/31/2021	13,158	(132)
The Action Environmental Group, Inc.	Delayed Draw Term Loan	4/16/2021	7,992	—
USALCO, LLC	Delayed Draw Term Loan	6/1/2022	11,295	(282)
Westland Insurance Group LTD	Delayed Draw Term Loan	7/5/2022	32,536	—

Total Unfunded Commitments			$454,631	$(2,923)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of March 31, 2021 was 0.75%.
(10)	The interest rate floor on these investments as of March 31, 2021 was 1.00%.
(11)	The interest rate floor on these investments as of March 31, 2021 was 1.25%.
(12)	The interest rate floor on these investments as of March 31, 2021 was 1.50%.
(13)

Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company would be deemed to “control” a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. As of March 31, 2021, the Company does not “control” any of these portfolio companies. Under the 1940 Act, the Company would be deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of March 31, 2021, the Company’s non-controlled/affiliated investments were as follows:

	Fair value as of December 31, 2020	Gross Additions	Gross Reductions	Change in Unrealized Gains (Losses)	Fair value as of March 31, 2021	Dividend and Interest Income
Non-controlled/Affiliated Investments
Blackstone Donegal Holdings LP	$—	$25,645	$—	$(1,346)	$24,299	$—

Total	$—	$25,645	$—	$(1,346)	$24,299	$—

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt
Aerospace & Defense
Corfin Holdings, Inc. (4)(9)	L + 6.00%	7.00%	2/5/2026	$203,463	$200,008	$202,954	6.21%
MAG DS Corp (9)	L + 5.50%	6.50%	4/1/2027	87,607	79,610	83,884	2.57
TCFI AEVEX, LLC (4)(7)(9)	L + 6.00%	7.00%	3/18/2026	102,020	100,089	100,868	3.09

					379,707	387,706	11.87
Air Freight & Logistics
Livingston International Inc. (4)(6)(9)	L + 5.75%	6.75%	4/30/2026	122,138	118,447	121,527	3.72
Mode Purchaser, Inc. (4)(9)	L + 6.25%	7.25%	12/9/2026	176,988	173,986	171,235	5.24
Omni Intermediate Holdings, LLC (4)(5)(7)(9)	L + 5.00%	6.00%	12/30/2026	5,000	4,875	4,875	0.15
Omni Intermediate Holdings, LLC - Revolving Term Loan (4)(5)(7)(9)	L + 5.00%	6.00%	12/30/2025	42	28	28	—
R1 Holdings, LLC (4)(7)(9)	L + 6.00%	7.06%	1/2/2026	57,669	56,856	57,093	1.75

					354,192	354,758	10.86
Building Products
Jacuzzi Brands, LLC (4)(9)	L + 6.50%	7.50%	2/25/2025	99,228	97,922	95,755	2.93
Latham Pool Products, Inc. (8)	L + 6.00%	6.15%	6/18/2025	49,193	47,888	49,117	1.50
Lindstrom, LLC (4)(9)	L + 6.25%	7.25%	4/7/2025	129,650	127,891	127,057	3.89
The Wolf Organization, LLC (4)(9)	L + 6.50%	7.50%	9/3/2026	95,750	94,204	96,707	2.96
Windows Acquisition Holdings, Inc. (4)(5)(9)	L + 6.50%	7.50%	12/29/2026	62,996	61,737	61,736	1.89
Windows Acquisition Holdings, Inc. - Revolving Term Loan (4)(5)(7)(9)	L + 6.50%	7.50%	12/29/2025	4,620	4,620	4,620	0.14

					434,262	434,992	13.31
Capital Markets
Advisor Group Holdings, Inc. (8)	L + 5.00%	5.15%	7/31/2026	6,430	5,981	6,390	0.20

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Chemicals
DCG Acquisition Corp. (4)(7)(9)	L + 7.50%	8.50%	9/30/2026	39,800	38,886	39,402	1.21
LSF11 Skyscraper US Bidco 2, LLC (4)(6)(9)	L + 5.50%	6.50%	9/29/2027	106,878	101,786	106,344	3.25
LSF11 Skyscraper Holdco S.à r.l, LLC (4)(6)(9)	L + 5.50%	6.50%	9/29/2027	335	319	334	0.01
Polymer Additives, Inc. (8)	L + 6.00%	6.21%	7/31/2025	29,452	28,400	24,726	0.76
USALCO, LLC (4)(7)(10)	L + 7.25%	8.50%	6/1/2026	166,751	162,734	168,553	5.16
USALCO, LLC (4)(9)	L + 6.50%	7.50%	6/1/2026	35,693	34,979	34,979	1.07
VDM Buyer, Inc. (4)(8)	L + 6.75%	6.97%	4/22/2025	€24,023	26,651	28,512	0.87
VDM Buyer, Inc. (4)(8)	L + 6.75%	6.97%	4/22/2025	63,089	62,184	61,197	1.87

					455,939	464,046	14.20
Commercial Services & Supplies
Veregy Consolidated, Inc. (9)	L + 6.00%	7.00%	11/3/2027	20,000	19,413	19,850	0.61
JSS Holdings, Inc. (4)(9)	L + 6.25%	7.25%	12/17/2027	327,174	322,295	322,266	9.86
The Action Environmental Group, Inc. (4)(7)(10)	L + 6.00%	7.25%	1/16/2026	118,275	116,101	113,544	3.47

					457,809	455,660	13.94
Construction & Engineering
Brand Industrial Services, Inc. (9)	L + 4.25%	5.25%	6/21/2024	7,884	7,317	7,706	0.24
COP Home Services TopCo IV, Inc. (4)(5)(7)(9)	L + 5.00%	6.00%	12/31/2027	16,162	15,482	15,482	0.47
IEA Energy Services, LLC (8)	L + 6.75%	7.00%	9/25/2024	30,517	29,556	30,466	0.93

					52,355	53,654	1.64
Distributors
Bution Holdco 2, Inc. (4)(9)	L + 6.25%	7.25%	10/17/2025	123,438	121,467	120,969	3.70
Dana Kepner Company, LLC (4)(7)(9)	L + 6.25%	7.25%	12/29/2026	71,667	70,236	70,234	2.15

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
EIS Buyer, LLC (4)(11)	L + 6.25%	7.75%	9/30/2025	81,984	80,687	79,524	2.43
Fastlane Parent Company, Inc. (8)	L + 4.50%	4.65%	2/4/2026	12,481	12,285	12,450	0.38
PSS Industrial Group Corp. (11)	L + 6.00%	7.50%	4/10/2025	56,162	53,161	39,875	1.22
SEKO Global Logistics Network, LLC (4)(5)(7)(9)	L + 5.00%	6.00%	12/30/2026	4,700	4,609	4,608	0.14
Tailwind Colony Holding Corporation (4)(9)	L + 7.50%	8.50%	11/13/2024	33,045	32,698	31,971	0.98
Unified Door & Hardware Group, LLC (4)(9)	L + 6.25%	7.25%	6/30/2025	91,063	89,440	91,063	2.79

					464,583	450,695	13.79
Diversified Financial Services
SelectQuote, Inc. (4)(9)	L + 6.00%	7.00%	11/5/2024	59,714	58,153	60,311	1.85
Electrical Equipment
Shoals Holdings, LLC (4)(9)	L + 3.25%	4.25%	11/25/2026	149,687	145,982	145,944	4.47
Electronic Equipment, Instruments & Components
Albireo Energy, LLC (4)(5)(7)(9)	L + 6.00%	7.00%	12/23/2026	111,978	108,911	108,899	3.34
Convergeone Holdings, Inc. (8)	L + 5.00%	5.15%	1/4/2026	14,617	14,187	13,849	0.42

					123,098	122,748	3.76
Energy Equipment & Services
Abaco Energy Technologies, LLC (4)(11)	L + 7.00%	8.50%	10/4/2024	58,246	56,934	53,877	1.65
Tetra Technologies, Inc. (4)(6)(9)	L + 6.25%	7.25%	9/10/2025	23,296	23,174	21,666	0.66

					80,108	75,543	2.31
Health Care Equipment & Supplies
Lifescan Global Corporation (8)	L + 6.00%	6.23%	10/1/2024	5,797	5,633	5,537	0.17
Surgical Specialties Corp (US) Inc. (4)(6)(8)	L + 5.00%	5.25%	5/7/2025	32,998	32,036	32,997	1.01

					37,669	38,535	1.18

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Health Care Providers & Services
Epoch Acquisition, Inc. (4)(9)	L + 6.75%	7.75%	10/4/2024	24,813	24,598	24,689	0.76
Healthcomp Holding Company, LLC (4)(5)(7)(9)	L + 6.00%	7.00%	10/27/2026	87,300	84,901	84,827	2.60
Jayhawk Buyer, LLC (4)(7)(9)	L + 5.75%	6.75%	10/15/2026	107,884	105,283	105,187	3.22
Monroe Capital Holdings, LLC (4)(7)(9)	L + 6.75%	7.75%	9/8/2026	107,359	105,317	106,286	3.25
Odyssey Holding Company, LLC (4)(9)	L + 5.75%	6.75%	11/16/2025	18,898	18,680	18,898	0.58
The GI Alliance Management, LLC (4)(7)(9)	L + 6.25%	7.25%	11/4/2024	189,409	184,953	180,127	5.51

					523,732	520,014	15.92
Health Care Technology
Edifecs, Inc. (4)(9)	L + 7.50%	8.50%	9/21/2026	263,008	256,739	259,063	7.93
Project Ruby Ultimate Parent Corp (4)(9)	L + 4.25%	5.25%	2/9/2024	30,000	29,550	30,075	0.92

					286,289	289,138	8.85
Hotels, Restaurants & Leisure
Excel Fitness Holdings, Inc (9)	L + 5.25%	6.25%	10/7/2025	46,588	44,918	42,939	1.31
Industrial Conglomerates
Tailwind Smith Cooper Intermediate Corporation (8)	L + 5.00%	5.15%	5/28/2026	30,682	29,746	29,190	0.89
Insurance
Integrity Marketing Acquisition, LLC (4)(5)(7)(9)	L + 6.25%	7.25%	8/27/2025	32,651	31,962	31,902	0.98
SG Acquisition, Inc. (4)(8)	L + 5.75%	5.90%	1/27/2027	102,895	101,111	101,352	3.10

					133,073	133,254	4.08
Interactive Media & Services
Bungie, Inc. (4)(9)	L + 6.25%	7.25%	8/28/2024	47,200	46,683	47,200	1.44
Internet & Direct Marketing Retail

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Shutterfly, Inc. (9)	L + 6.00%	7.00%	9/25/2026	26,457	24,488	26,386	0.81
Donuts, Inc. (4)(7)(9)	L + 6.00%	7.00%	12/29/2026	381,538	373,918	373,908	11.44

					398,405	400,294	12.25
IT Services
Ahead Data Blue, LLC (9)	L + 5.00%	6.00%	10/13/2027	13,207	12,180	13,025	0.40
Park Place Technologies, LLC (9)	L + 5.00%	6.00%	11/10/2027	45,000	43,232	43,350	1.33

					55,412	56,375	1.73
Machinery
Apex Tool Group, LLC (10)	L + 5.25%	6.50%	8/1/2024	53,301	52,194	52,845	1.62
Oil, Gas & Consumable Fuels
Eagle Midstream Canada Finance, Inc (4)(6)(11)	L + 6.25%	7.75%	11/26/2024	150,862	149,099	148,599	4.55
Paper & Forest Products
Pixelle Specialty Solutions, LLC (9)	L + 6.50%	7.50%	10/31/2024	14,380	14,146	14,373	0.44
Personal Products
Paula’s Choice Holdings, Inc. (4)(9)	L + 6.25%	7.25%	11/17/2025	55,000	53,523	53,488	1.64
Professional Services
APFS Staffing Holdings, Inc. (8)	L + 4.75%	4.90%	4/15/2026	18,201	17,922	17,916	0.55
GI Revelation Acquisition LLC (8)	L + 5.00%	5.15%	4/16/2025	32,163	29,987	31,681	0.97
Minotaur Acquisition, Inc. (8)	L + 5.00%	5.15%	3/27/2026	33,180	31,782	32,641	1.00
Titan Investment Company, Inc. (4)(5)(8)	L + 5.75%	5.99%	3/20/2027	42,892	40,812	42,356	1.30
VT Topco, Inc. (8)	L + 3.50%	3.65%	8/1/2025	4,866	4,562	4,811	0.15

					125,065	129,405	3.97
Software
LD Intermediate Holdings, Inc. (4)(9)	L + 5.88%	6.88%	12/9/2022	17,105	16,633	17,041	0.52
MRI Software, LLC (4)(5)(7)(9)	L + 5.50%	6.50%	2/10/2026	22,329	22,081	22,220	0.68
PaySimple, Inc. (4)(7)(8)	L + 5.50%	5.65%	8/23/2025	53,058	51,710	51,824	1.58

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
First Lien Debt (continued)
Vero Parent, Inc. (9)	L + 6.00%	7.00%	8/16/2024	45,528	41,661	45,598	1.40

					132,085	136,683	4.18
Specialty Retail
CustomInk, LLC (4)(9)	L + 6.21%	7.21%	5/3/2026	133,125	131,139	130,130	3.98
Spencer Spirit Holdings, Inc. (8)	L + 6.00%	6.15%	6/19/2026	45,037	42,941	44,896	1.38

					174,080	175,026	5.36
Technology Hardware, Storage & Peripherals
Deliver Buyer, Inc. (4)(9)	L + 6.25%	7.25%	5/1/2024	49,875	48,564	50,187	1.54
Electronics For Imaging, Inc. (8)	L + 5.00%	5.15%	7/23/2026	34,650	32,723	29,788	0.90
Lytx, Inc. (4)(7)(9)	L + 6.00%	7.00%	2/28/2026	69,313	68,327	69,146	2.12

					149,614	149,121	4.56
Trading Companies & Distributors
The Cook & Boardman Group, LLC (9)	L + 5.75%	6.75%	10/17/2025	50,233	49,859	48,035	1.47
Transportation Infrastructure
Capstone Logistics, LLC (5)(7)(9)	L + 4.75%	5.75%	11/12/2027	3,053	3,020	3,094	0.09
Spireon, Inc. (4)(9)	L + 6.50%	7.50%	10/4/2024	22,961	22,780	22,847	0.70

					25,800	25,941	0.79

Total First Lien Debt					$5,493,561	$5,502,899	168.40%

Second Lien Debt
Construction & Engineering
COP Home Services TopCo IV, Inc. (4)(5)(9)	L + 8.75%	9.75%	12/31/2028	$6,061	$5,925	$5,925	0.18%
Health Care Technology
Project Ruby Ultimate Parent Corp (4)(5)(9)	L + 8.25%	9.25%	2/10/2025	17,900	17,542	18,079	0.55
IT Services
WEB.COM Group, Inc. (8)	L + 7.75%	7.90%	10/9/2026	15,098	14,485	14,488	0.45
Software
Epicor Software Corp. (5)(9)	L + 7.75%	8.75%	7/31/2028	11,186	11,027	11,707	0.36

Total Second Lien Debt					$48,979	$50,199	1.54%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/ non-affiliated (1)(5)	Reference Rate and Spread	Interest Rate (2)	Maturity Date	Par Amount/ Units	Cost (3)	Fair Value	Percentage of Net Assets
Warrants
Software
Mermaid EquityCo L.P.—Class B Units (4)				4,550,697	$865	$865	0.03%

Total Warrants					$865	$865	0.03%

Equity
Aerospace & Defense
Corfin Holdco, Inc. - Common Stock (4)				2,137,866	$4,767	$4,767	0.15%
Air Freight & Logistics
Mode Holdings, L.P. - Class A-2 Common Units (4)				5,486,923	5,487	5,487	0.17
Distributor
EIS Acquisition Holdings, LP - Class A Common Units (4)				7,519	1,773	1,873	0.06
Software
Mermaid EquityCo L.P. - Class A-2 Common Units (4)				14,849,355	14,850	14,849	0.45
Specialty Retail
CustomInk, LLC - Series A Preferred Units (4)				384,520	5,200	5,003	0.15

Total Equity Investments					$32,077	$31,979	0.98%

Total Investment Portfolio					$5,575,482	$5,585,942	170.94%

Cash and Cash Equivalents
State Street Institutional U.S. Government Money Market Fund					$29,427	$29,427	0.90%
Other Cash and Cash Equivalents					188,566	188,566	5.77

Total Cash and Cash Equivalents					$217,993	$217,993	6.67%

Total Portfolio Investments, Cash and Cash Equivalents					$5,793,475	$5,803,935	177.61%

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

(1)

Unless otherwise indicated, issuers of debt and equity investments held by the Company (which such term “Company” shall include the Company’s consolidated subsidiaries for purposes of this Consolidated Schedule of Investments) are denominated in dollars. All debt investments are income producing unless otherwise indicated. All equity investments are non-income producing unless otherwise noted. Certain portfolio company investments are subject to contractual restrictions on sales. Under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “1940 Act”), the Company would be deemed to “control” a portfolio company if the Company owned more than 25% of its outstanding voting securities and/or held the power to exercise control over the management or policies of the portfolio company. As of December 31, 2020, the Company does not “control” any of these portfolio companies. Under the 1940 Act, the Company would be deemed an “affiliated person” of a portfolio company if the Company owns 5% or more of the portfolio company’s outstanding voting securities. As of December 31, 2020, the Company is not an “affiliated person” of any of its portfolio companies. The total par amount is presented for debt investments, while the number of shares or units owned is presented for equity investments. Each of the Company’s investments is pledged as collateral, under one or more of its credit facilities unless otherwise indicated.

(2)

Variable rate loans to the portfolio companies bear interest at a rate that is determined by reference to either LIBOR (“L”) or an alternate base rate (commonly based on the Federal Funds Rate (“F”) or the U.S. Prime Rate (“P”)), which generally resets periodically. For each loan, the Company has indicated the reference rate used and provided the spread and the interest rate in effect as of December 31, 2020. As of December 31, 2020, the reference rates for our variable rate loans were the 30-day L at 0.14%, the 90-day L at 0.24% and the 180-day L at 0.26% and P at 3.25%. Variable rate loans typically include an interest reference rate floor feature, which is generally 1.00%. As of December 31, 2020, 88.0% of the debt portfolio at fair value had an interest rate floor above zero.

(3)

The cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(4)

These investments were valued using unobservable inputs and are considered Level 3 investments. Fair value was determined in good faith by or under the direction of the Board (see Note 2 and Note 5), pursuant to the Company’s valuation policy.

(5)

These debt investments are not pledged as collateral under any of the Company’s credit facilities. For other debt investments that are pledged to the Company’s credit facilities, a single investment may be divided into parts that are individually pledged as collateral to separate credit facilities.

(6)

The investment is not a qualifying asset under Section 55(a) of the 1940 Act. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. As of December 31, 2020, non-qualifying assets represented 9.7% of total assets as calculated in accordance with regulatory requirements.

(7)

Position or portion thereof is an unfunded loan commitment, and no interest is being earned on the unfunded portion, although the investment may be subject to unused commitment fees. Negative cost and fair value results from unamortized fees, which are capitalized to the investment cost. The unfunded loan commitment may be subject to a commitment termination date that may expire prior to the maturity date stated. See below for more information on the Company’s unfunded commitments:

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
First Lien Debt
Albireo Energy, LLC - Delayed Draw A	Delayed Draw Term Loan	2/21/2021	$25,404	$(254)
Albireo Energy, LLC - Delayed Draw B	Delayed Draw Term Loan	6/23/2022	45,043	(450)

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund Consolidated Schedule of Investments December 31, 2020 (in thousands)

Investments—non-controlled/non-affiliated	Commitment Type	Commitment Expiration Date	Unfunded Commitment	Fair Value
Albireo Energy, LLC	Revolver	12/23/2026	9,009	(135)
Capstone Logistics, LLC	Delayed Draw Term Loan	11/12/2027	547	—
COP Home Services TopCo IV, Inc.	Delayed Draw Term Loan	12/31/2022	3,328	(92)
COP Home Services TopCo IV, Inc.	Revolver	12/31/2025	1,941	(63)
Dana Kepner Company, LLC	Delayed Draw Term Loan	12/29/2021	29,861	—
DCG Acquisition Corporation	Delayed Draw Term Loan	6/30/2021	50,000	—
Donuts, Inc.	Revolver	12/29/2026	10,598	—
Healthcomp Holding Company, LLC	Delayed Draw Term Loan	4/27/2022	23,280	(291)
Integrity Marketing Acquisition, LLC	Delayed Draw Term Loan	2/7/2022	17,267	—
Jayhawk Buyer, LLC	Delayed Draw Term Loan	10/15/2021	25,173	—
Lytx, Inc.	Delayed Draw Term Loan	2/28/2022	16,761	(168)
Monroe Capital Holdings, LLC	Delayed Draw Term Loan	6/8/2022	22,269	—
MRI Software, LLC	Delayed Draw Term Loan	1/31/2022	6,055	(15)
MRI Software, LLC	Revolver	2/10/2026	1,516	(38)
Omni Intermediate Holdings, LLC	Delayed Draw Term Loan	12/30/2021	3,250	—
Omni Intermediate Holdings, LLC	Revolver	12/30/2025	514	—
PaySimple, Inc.	Delayed Draw Term Loan	8/23/2025	8,652	—
R1 Holdings, LLC	Delayed Draw Term Loan	1/2/2021	6,851	—
SEKO Global Logistics Network, LLC	Delayed Draw Term Loan	12/30/2022	800	(12)
SEKO Global Logistics Network, LLC	Revolver	12/30/2026	600	(9)
TCFI AEVEX, LLC	Delayed Draw Term Loan	12/31/2021	13,158	(132)
The Action Environmental Group, Inc.	Delayed Draw Term Loan	4/16/2021	7,992	—
The GI Alliance Management, LLC	Delayed Draw Term Loan	5/3/2022	85,236	(852)
USALCO, LLC	Delayed Draw Term Loan	6/1/2022	11,295	(282)
Windows Acquisition Holdings, Inc.	Revolver	12/29/2025	5,880	—

Total First Lien Debt Unfunded Commitments			$432,280	$(2,793)

(8)	There are no interest rate floors on these investments.
(9)	The interest rate floor on these investments as of December 31, 2020 was 1.00%.
(10)	The interest rate floor on these investments as of December 31, 2020 was 1.25%.
(11)	The interest rate floor on these investments as of December 31, 2020 was 1.50%.

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackstone Secured Lending Fund

Notes to Consolidated Financial Statements

(Unaudited)

(in thousands, unless otherwise indicated, except per share data, percentages and as otherwise noted)

Note 1. Organization

Blackstone Secured Lending Fund (together with its consolidated subsidiaries, the “Company”), is a Delaware statutory trust formed on March 26, 2018, and structured as an externally managed, non-diversified closed-end investment company. On October 26, 2018, the Company elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, the Company elected to be treated for U.S. federal income tax purposes, as a regulated investment company (“RIC”), as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company also intends to continue to comply with the requirements prescribed by the Code in order to maintain tax treatment as a RIC.

The Company’s investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. The Company seeks to achieve its investment objective primarily through originated loans and other securities, including syndicated loans, of private U.S. companies, specifically small and middle market companies, typically in the form of first lien senior secured and unitranche loans (including first out/last out loans), and to a lesser extent, second lien, third lien, unsecured and subordinated loans and other debt and equity securities.

The Company is externally managed by Blackstone Credit BDC Advisors LLC (the “Adviser”). Blackstone Alternative Credit Advisors LP (the “Administrator” and, collectively with its affiliates in the credit-focused business of The Blackstone Group Inc. (“Blackstone”), “Blackstone Credit,” which, for the avoidance of doubt, excludes Harvest Fund Advisors LLC and Blackstone Insurance Solutions) provides certain administrative and other services necessary for the Company to operate pursuant to an administration agreement (the “Administration Agreement”). Blackstone Credit is part of the credit-focused platform of Blackstone and is the primary part of its credit reporting segment.

The Company is conducting a private offering (the “Private Offering”) of its common shares of beneficial interest (i) to accredited investors, as defined in Regulation D under the Securities Act of 1933, as amended (the “1933 Act”), and (ii) in the case of shares sold outside the United States, to persons that are not “U.S. persons,” as defined in Regulation S under the 1933 Act, in reliance on exemptions from the registration requirements of the 1933 Act. At each closing of the Private Offering, each investor makes a capital commitment (“Capital Commitment”) to purchase shares of the beneficial interest of the Company pursuant to a subscription agreement entered into with the Company. Investors are required to fund drawdowns to purchase the Company’s shares up to the amount of their Capital Commitments on as as-needed basis each time the Company delivers a notice to investors.

On October 31, 2018, the Company began its initial period of closing of capital commitments (“Initial Closing Period”) which ended on October 31, 2020. The Company commenced its loan origination and investment activities on November 20, 2018, the date of receipt of the initial drawdown from investors in the Private Offering (the “Initial Drawdown Date”).

Effective on December 10, 2020, the Company changed its name from “Blackstone / GSO Secured Lending Fund” to “Blackstone Secured Lending Fund”.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared on the accrual basis of accounting in accordance with U.S. GAAP. As an investment company, the Company applies the accounting and reporting guidance in

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies (“ASC 946”) issued by the Financial Accounting Standards Board (“FASB”). U.S. GAAP for an investment company requires investments to be recorded at fair value.

The interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 6 of Regulation S-X. Accordingly, certain disclosures accompanying the annual consolidated financial statements prepared in accordance with U.S. GAAP are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring accruals considered necessary for the fair presentation of the consolidated financial statements for the interim period presented, have been included. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2021. All intercompany balances and transactions have been eliminated.

Certain prior period information has been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Such amounts could differ from those estimates and such differences could be material. Assumptions and estimates regarding the valuation of investments involve a higher degree of judgment and complexity and these assumptions and estimates may be significant to the consolidated financial statements.

Consolidation

As provided under ASC 946, the Company will not consolidate its investment in a company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s wholly-owned subsidiaries.

As of March 31, 2021, the Company’s consolidated subsidiaries were BGSL Jackson Hole Funding LLC (“Jackson Hole Funding”), BGSL Breckenridge Funding LLC (“Breckenridge Funding”), BGSL Big Sky Funding LLC (“Big Sky Funding”) and BGSL Investments LLC (“BGSL Investments”).

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and highly liquid investments, such as money market funds, with original maturities of three months or less. Cash and cash equivalents are carried at cost, which approximates fair value. The Company deposits its cash and cash equivalents with financial institutions and, at times, may exceed the Federal Deposit Insurance Corporation insured limit.

Investments

Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds received (excluding prepayment fees, if any) and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. The net change in unrealized gains or losses primarily reflects the change in investment values, including the reversal of previously recorded unrealized gains or losses with respect to investments realized during the period.

The Company is required to report its investments for which current market values are not readily available at fair value. The Company values its investments in accordance with FASB ASC 820, Fair Value Measurements (“ASC 820”), which defines fair value as the amount that would be received to sell an asset or paid to transfer a

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

liability in an orderly transaction between market participants at the applicable measurement date. ASC 820 prioritizes the use of observable market prices derived from such prices over entity-specific inputs. Due to the inherent uncertainties of valuation, certain estimated fair values may differ significantly from the values that would have been realized had a ready market for these investments existed, and these differences could be material. See “– Note 5. Fair Value Measurements.”

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. The Company utilizes mid-market pricing (i.e., mid-point of average bid and ask prices) to value these investments. These market quotations are obtained from independent pricing services, if available; otherwise from at least two principal market makers or primary market dealers. To assess the continuing appropriateness of pricing sources and methodologies, the Adviser regularly performs price verification procedures and issues challenges as necessary to independent pricing services or brokers, and any differences are reviewed in accordance with the valuation procedures. The Adviser does not adjust the prices unless it has a reason to believe market quotations are not reflective of the fair value of an investment. Examples of events that would cause market quotations to not reflect fair value could include cases when a security trades infrequently or not at all, causing a quoted purchase or sale price to become stale, or in the event of a “fire sale” by a distressed seller. All price overrides require approval from the Board.

Where prices or inputs are not available or, in the judgment of the Board, not reliable, valuation techniques based on the facts and circumstances of the particular investment will be utilized. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith by the Board, based on, among other things, the input of the Adviser, the Audit Committee of the Board (the “Audit Committee”) and independent valuation firms engaged on the recommendation of the Adviser and at the direction of the Board. These valuation approaches involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the investments or market and the investments’ complexity.

The Company’s Board undertakes a multi-step valuation process each quarter in connection with determining the fair value of the Company’s investments for which reliable market quotations are not readily available, or are available but deemed not reflective of the fair value of an investment, which includes, among other procedures, the following:

•

The valuation process begins with each investment being preliminarily valued by the Adviser’s valuation team in conjunction with the Adviser’s investment professionals responsible for each portfolio investment;

•

In addition, independent valuation firms engaged by the Board prepare valuations of all the Company’s investments over a de minimis threshold. The independent valuation firms provide a final range of values on such investments to the Board and the Adviser. The independent valuation firms also provide analyses to support their valuation methodology and calculations;

•

The Adviser’s Valuation Committee reviews each valuation recommendation to confirm they have been calculated in accordance with the valuation policy and compares such valuations to the independent valuation firms’ valuation ranges to ensure the Adviser’s valuations are reasonable;

•	The Valuation Committee makes valuation recommendations to the Audit Committee;

•

The Audit Committee reviews the valuation recommendations made by the Adviser’s Valuation Committee, including the independent valuation firms’ valuations, and once approved, recommends them for approval by the Board; and

•

The Board reviews the valuation recommendations of the Audit Committee and determines the fair value of each investment in the portfolio in good faith based on the input of the Audit Committee, the Adviser’s Valuation Committee and, where applicable, the independent valuation firms and other external service providers.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Valuation of each of our investments will generally be made as described above as of the end of each fiscal quarter. In cases where we determine our net asset value (“NAV”) at times other than a quarter end, we intend to update the value of securities with market quotations to the most recent market quotation. For securities without market quotations, non-quarterly valuations will generally be the most recent quarterly valuation unless a material event has occurred since the most recent quarter end with respect to the investment. Independent valuation firms are generally not used for non-quarterly valuations.

As part of the valuation process, the Board takes into account relevant factors in determining the fair value of its investments, many of which are loans, including and in combination, as relevant, of: (i) the estimated enterprise value of a portfolio company, (ii) the nature and realizable value of any collateral, (iii) the portfolio company’s ability to make payments based on its earnings and cash flow, (iv) the markets in which the portfolio company does business, (v) a comparison of the portfolio company’s securities to any similar publicly traded securities, and (vi) overall changes in the interest rate environment and the credit markets that may affect the price at which similar investments may be made in the future. When an external event such as a purchase transaction, public offering or subsequent equity or debt sale occurs, the Board considers whether the pricing indicated by the external event corroborates its valuation. See “—Note 5. Fair Value Measurements.”

The Board has and will continue to engage independent valuation firms to provide assistance regarding the determination of the fair value of the Company’s portfolio securities for which market quotations are not readily available or are readily available but deemed not reflective of the fair value of the investment each quarter, and the Board may reasonably rely on that assistance. However, the Board is responsible for the ultimate valuation of the portfolio investments at fair value as determined in good faith pursuant to the Company’s valuation policy and a consistently applied valuation process.

Receivables/Payables From Investments Sold/Purchased

Receivables/payables from investments sold/purchased consist of amounts receivable to or payable by the Company for transactions that have not settled at the reporting date. As of March 31, 2021 and December 31, 2020, the Company had $76.5 million and $114.5 million, respectively, of receivables for investments sold. As of March 31, 2021 and December 31, 2020, the Company had $112.2 million and $48.6 million, respectively, of payables for investments purchased.

Derivative Instruments

The Company recognizes all derivative instruments as assets or liabilities at fair value in its consolidated financial statements. Derivative contracts entered into by the Company are not designated as hedging instruments, and as a result the Company presents changes in fair value through current period gains or losses.

In the normal course of business, the Company has commitments and risks resulting from its investment transactions, which may include those involving derivative instruments. Derivative instruments are measured in terms of the notional contract amount and derive their value based upon one or more underlying instruments. While the notional amount gives some indication of the Company’s derivative activity, it generally is not exchanged, but is only used as the basis on which interest and other payments are exchanged. Derivative instruments are subject to various risks similar to non-derivative instruments including market, credit, liquidity, and operational risks. The Company manages these risks on an aggregate basis as part of its risk management process.

Foreign Currency Transactions

Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into U.S. dollars based upon currency exchange rates prevailing on the transaction dates.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The Company includes net changes in fair values on investments held resulting from foreign exchange rate fluctuations in translation of assets and liabilities in foreign currencies on the Consolidated Statements of Operations, if any. Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

Revenue Recognition

Interest Income

Interest income is recorded on an accrual basis and includes the accretion of discounts and amortizations of premiums. Discounts from and premiums to par value on debt investments purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. The amortized cost of debt investments represents the original cost, including loan origination fees and upfront fees received that are deemed to be an adjustment to yield, adjusted for the accretion of discounts and amortization of premiums, if any. Upon prepayment of a loan or debt security, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as interest income in the current period. For the three months ended March 31, 2021 and 2020, the Company recorded $18.4 million and $3.1 million, respectively, in non-recurring income (e.g. prepayment premiums, accelerated accretion of upfront loan origination fees and unamortized discounts and ticking fees).

PIK Income

The Company has loans in its portfolio that contain payment-in-kind (“PIK”) provisions. PIK represents interest that is accrued and recorded as interest income at the contractual rates, increases the loan principal on the respective capitalization dates, and is generally due at maturity. Such income is included in interest income in the Consolidated Statements of Operations. If at any point the Company believes PIK is not expected to be realized, the investment generating PIK will be placed on non-accrual status. When a PIK investment is placed on non-accrual status, the accrued, uncapitalized interest is generally reversed through interest income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to shareholders in the form of dividends, even though the Company has not yet collected cash. For the three months ended March 31, 2021 and 2020, the Company recorded PIK income of $1.9 million and $2.6 million, respectively.

Dividend Income

Dividend income on preferred equity securities is recorded on the accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly-traded portfolio companies.

Fee Income

The Company may receive various fees in the ordinary course of business such as structuring, consent, waiver, amendment, syndication fees as well as fees for managerial assistance rendered by the Company to the portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Non-Accrual Income

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Additionally, any original issue discount and market discount are no longer accreted to interest income as of the date the loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in management’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Organization Expenses and Offering Expenses

Costs associated with the organization of the Company were expensed as incurred, subject to the limitations discussed below. These expenses consist primarily of legal fees and other costs of organizing the Company.

Costs associated with the offering of the Company’s shares are capitalized as “deferred offering costs” on the Consolidated Statements of Assets and Liabilities and amortized over a twelve-month period from incurrence, subject to the limitation below. These expenses consist primarily of legal fees and other costs incurred in connection with the Company’s continuous Private Offering of its shares. Upon the expiration of the Initial Closing Period, the Company expensed the remaining deferred offering costs.

The Company will not bear more than an amount equal to 0.10% of the aggregate Capital Commitments of the Company for organization and offering expenses in connection with the offering of shares. If actual organization and offering costs incurred exceed 0.10% of the Company’s total Capital Commitments, the Adviser or its affiliate will bear the excess costs. To the extent the Company’s Capital Commitments later increase, the Adviser or its affiliates may be reimbursed for past payments of excess organization and offering costs made on the Company’s behalf provided that the total organization and offering costs borne by the Company do not exceed 0.10% of total Capital Commitments and provided further that the Adviser of its affiliates may not be reimbursed for payment of excess organization and offering expenses that were incurred more than three years prior to the proposed reimbursement. For the three months ended March 31, 2021 and 2020, the Company did not accrue any organization costs. For the three months ended March 31, 2021 and 2020, the Company accrued offering costs of $0.0 million and $0.3 million, respectively.

Deferred Financing Costs and Debt Issuance Costs

Deferred financing and debt issuance costs represent fees and other direct incremental costs incurred in connection with the Company’s borrowings. These expenses are deferred and amortized into interest expense over the life of the related debt instrument using the straight-line method. Deferred financing costs related to revolving credit facilities are presented separately as an asset on the Company’s Statements of Assets and Liabilities. Debt issuance costs related to any issuance of installment debt or notes are presented net against the outstanding debt balance of the related security.

Income Taxes

The Company has elected to be treated as a BDC under the 1940 Act. The Company also has elected to be treated as a RIC under the Code. So long as the Company maintains its status as a RIC, it generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes at least annually to its shareholders as dividends. Rather, any tax liability related to income earned and distributed by the Company would represent obligations of the Company’s investors and would not be reflected in the consolidated financial statements of the Company.

The Company evaluates tax positions taken or expected to be taken in the course of preparing its consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof.

To qualify for and maintain qualification as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of the sum of (i) its “investment company taxable income” for that year (without regard to the deduction for dividends paid), which is generally its ordinary income plus the excess, if any, of its realized net short-term capital gains over its realized net long-term capital losses and (ii) its net tax-exempt income.

In addition, based on the excise tax distribution requirements, the Company is subject to a 4% nondeductible federal excise tax on undistributed income unless the Company distributes in a timely manner in each taxable year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year, (ii) 98.2% of capital gain net income (both long-term and short-term) for the one-year period ending October 31 in that calendar year and (iii) any income realized, but not distributed, in prior years. For this purpose, however, any ordinary income or capital gain net income retained by the Company that is subject to corporate income tax is considered to have been distributed.

For the three months ended March 31, 2021 and 2020, the Company incurred $(0.3) million and $0.1 million, respectively, of U.S. federal excise tax.

Distributions

To the extent that the Company has taxable income available, the Company intends to make quarterly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the discretion of the Board and will depend on the Company’s earnings, financial condition, maintenance of the Company’s tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the Board may deem relevant from time to time.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848),” which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. In January 2021, the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848), which expanded the scope of Topic 848 to include derivative instruments impacted by discounting transition. ASU 2020-04 and ASU 2021-01 are effective for all entities through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications and hedging relationships entered into or evaluated after December 31, 2022, except for hedging transactions as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The Company is currently evaluating the impact of the adoption of ASU 2020-04 and 2021-01 on its consolidated financial statements.

Note 3. Agreements and Related Party Transactions

Investment Advisory Agreement

On October 1, 2018, the Company entered into an investment advisory agreement with the Adviser (the “Investment Advisory Agreement”), pursuant to which the Adviser manages the Company on a day-to-day basis. The Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring its investments and portfolio companies on an ongoing basis.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The Company pays the Adviser a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. The cost of both the management fee and the incentive fee will ultimately be borne by the shareholders. The initial term of the Investment Advisory Agreement was two years from October 1, 2018, and on May 6, 2020, it was renewed and approved by the Board, including a majority of trustees who are not parties to the Investment Advisory Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”), for a one-year period. Unless earlier terminated, the Investment Advisory Agreement will renew automatically for successive annual periods, provided that such continuance is specifically approved at least annually by the vote of the Board and by the vote of a majority of the Independent Trustees.

Base Management Fee

The management fee is payable quarterly in arrears at an annual rate of (i) prior to a quotation or listing of the Company’s securities on a national securities exchange (including through an initial public offering) or a sale of all or substantially all of its assets to, or a merger or other liquidity transaction with, an entity in which the Company’s shareholders receive shares of a publicly-traded company which continues to be managed by the Adviser or an affiliate thereof (“Exchange Listing”), 0.75%, and (ii) following an Exchange Listing, 1.0%, in each case of the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters. For purposes of the Investment Advisory Agreement, gross assets means the Company’s total assets determined on a consolidated basis in accordance with U.S. GAAP, excluding undrawn commitments but including assets purchased with borrowed amounts. For the first calendar quarter in which the Company had operations, gross assets were measured as the average of gross assets at the Initial Drawdown Date and at the end of such first calendar quarter. If an Exchange Listing occurs on a date other than the first day of a calendar quarter, the management fee will be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the Exchange Listing based on the number of days in such calendar quarter before and after the Exchange Listing.

For the three months ended March 31, 2021 and 2020, base management fees were $11.7 million and $6.5 million, respectively. As of March 31, 2021 and December 31, 2020, $11.7 million and $10.3 million, respectively, was payable to the Adviser relating to management fees.

Incentive Fees

The incentive fee consists of two components that are determined independently of each other, with the result that one component may be payable even if the other is not. One component is based on income and the other component is based on capital gains, each as described below:

(i) Income based incentive fee:

The first part of the incentive fee, an income based incentive fee, is calculated and payable quarterly in arrears based on the Company’s pre-incentive fee net investment income as defined in the Investment Advisory Agreement. Pre-incentive fee net investment income means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee. Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, debt instruments with PIK interest and zero coupon securities)), accrued income that the Company has not yet received in cash. Pre-incentive fee net investment income excludes any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The Company excludes the impact of expense support payments and recoupments from pre-incentive fee net investment income.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

The Company pays its Adviser an income based incentive fee with respect to the Company’s pre-incentive fee net investment income in each calendar quarter as follows:

•

No income based incentive fee if the Company’s pre-incentive fee net investment income, expressed as a return on the value of our net assets at the end of the immediately preceding calendar quarter, does not exceed the hurdle rate of 1.5%;

•

100% of the Company’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.76% (7.06% annualized) prior to an Exchange Listing, or 1.82% (7.27% annualized) following an Exchange Listing, of the value of the Company’s net assets. This “catch-up” portion is meant to provide the Adviser with approximately 15% prior to an Exchange Listing, or 17.5% following an Exchange Listing, of the Company’s pre-incentive fee net investment income as if a hurdle rate did not apply if the “catch up” is achieved; and

•

15% prior to an Exchange Listing, or 17.5% following an Exchange Listing, of the Company’s pre-incentive fee net investment income, if any, that exceeds the rate of return of 1.76% (7.06% annualized) prior to an Exchange Listing, or 1.82% (7.27% annualized) following an Exchange Listing.

These calculations are prorated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. If an Exchange Listing occurs on a date other than the first day of a calendar quarter, the income based incentive fee with respect to the Company’s pre-incentive fee net investment income shall be calculated for such calendar quarter at a weighted rate calculated based on the fee rates applicable before and after the Exchange Listing based on the number of days in such calendar quarter before and after the Exchange Listing.

(ii) Capital gains based incentive fee:

The second part of the incentive fee, a capital gains incentive fee, will be determined and payable in arrears as of the end of each calendar year in an amount equal to 15% prior to an Exchange Listing, or 17.5% following an Exchange Listing, of realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees as calculated in accordance with U.S. GAAP. The Company will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain.

For the three months ended March 31, 2021 and 2020, the Company accrued income based incentive fees of $14.3 million and $8.3 million, respectively. As of March 31, 2021 and December 31, 2020, $14.3 million and $15.3 million, respectively, was payable to the Adviser for income based incentive fees.

For the three months ended March 31, 2021 and 2020, the Company accrued capital gains incentive fees of $5.4 million and $(4.2) million, respectively. As of March 31, 2021 and December 31, 2020, the Company had accrued capital gains incentive fees of $6.5 million and $1.1 million, respectively, none of which was payable on such date under the Investment Advisory Agreement.

Administration Agreement

On October 1, 2018, the Company entered into an Administration Agreement with the Administrator. Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of the Company’s other service providers), preparing reports to shareholders and reports filed with the United States Securities and Exchange Commission (“SEC”), preparing materials and coordinating meetings of the Company’s Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. The Administrator may also offer to provide,

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on the Company’s behalf, managerial assistance to the Company’s portfolio companies. The initial term of the agreement was two years from October 1, 2018, and on May 6, 2020, it was renewed and approved by the Board and a majority of the Independent Trustees for a one-year period. Unless earlier terminated, the Administration Agreement will renew automatically for successive annual periods, provided that such continuance is approved at least annually by (i) the vote of the Board or by a majority vote of the outstanding voting securities of the Company and (ii) the vote of a majority of the Independent Trustees.

For providing these services, the Company will reimburse the Administrator for its costs, expenses and allocable portion of overhead (including rent, office equipment and utilities) and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Company’s chief compliance officer, chief financial officer and their respective staffs; (ii) investor relations, legal, information technology, operations and other non-investment professionals at the Administrator that perform duties for the Company; and (iii) any internal audit group personnel of Blackstone or any of its affiliates. The Administrator has elected to forgo any reimbursement for rent and other occupancy costs for the three months ended March 31, 2021 and 2020.

For the three months ended March 31, 2021 and 2020, the Company incurred $0.5 million and $0.6 million, respectively, in expenses under the Administration Agreement, which were recorded in administrative service expenses in the Company’s Consolidated Statements of Operations. As of March 31, 2021 and December 31, 2020, $0.5 million and $1.1 million, respectively, was unpaid and included in “due to affiliates” in the Consolidated Statements of Assets and Liabilities.

Sub-Administration and Custody Agreement

On October 1, 2018, the Administrator entered into a sub-administration agreement (the “Sub-Administration Agreement”) with State Street Bank and Trust Company (the “Sub-Administrator”) under which the Sub-Administrator provides various accounting and administrative services to the Company. The Sub-Administrator also serves as the Company’s custodian (the “Custodian”). The initial term of the Sub-Administration Agreement is two years from the effective date and after expiration of the initial term and the Sub-Administration Agreement shall automatically renew for successive one-year periods, unless a written notice of non-renewal is delivered prior to 120 days prior to the expiration of the initial term or renewal term.

Expense Support and Conditional Reimbursement Agreement

On December 12, 2018, the Company entered into an Expense Support and Conditional Reimbursement Agreement (the “Expense Support Agreement”) with the Adviser. The Adviser may elect to pay certain expenses of the Company on the Company’s behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar quarter in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment.” Available Operating Funds means the sum of (i) the Company’s net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) the Company’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

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No Reimbursement Payment for any calendar quarter shall be made if the annualized rate of regular cash distributions declared by the Company on record dates in the applicable calendar quarter of such Reimbursement Payment is less than the annualized rate of regular cash distributions declared by the Company on record dates in the calendar quarter in which the Expense Payment was committed to which such Reimbursement Payment relates. The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar quarter.

The following table presents a summary of Expense Payments and the related Reimbursement Payments since the Company’s commencement of operations:

For the Quarters Ended	Expense Payments by Adviser	Reimbursement Payments to Adviser	Unreimbursed Expense Payments
December 31, 2018	$1,696	$(1,696)	$—
March 31, 2019	570	(570)	—

Total	$2,266	$(2,266)	$—

As of March 31, 2021 there was no unreimbursed Expense Payments remaining. For the three months ended March 31, 2020, the Company made Reimbursement Payments related to Expense Payments by the Adviser of $0.4 million.

Note 4. Investments

The composition of the Company’s investment portfolio at cost and fair value was as follows:

	March 31, 2021			December 31, 2020
	Cost	Fair Value	% of Total Investments at Fair Value	Cost	Fair Value	% of Total Investments at Fair Value
First lien debt	$5,956,489	$5,996,005	98.21%	$5,493,561	$5,502,899	98.51%
Second lien debt	40,268	41,732	0.68	48,979	50,199	0.90
Unsecured debt	7,873	7,735	0.13	—	—	—
Equity investments	58,586	59,892	0.98	32,942	32,844	0.59

Total	$6,063,216	$6,105,364	100.00%	$5,575,482	$5,585,942	100.00%

The industry composition of investments at fair value was as follows:

	March 31, 2021	December 31, 2020
Aerospace & Defense	6.45%	7.03%
Air Freight & Logistics	5.97	6.44
Building Products	8.37	7.79
Capital Markets	—	0.11
Chemicals	6.56	8.31
Commercial Services & Supplies	7.50	8.16
Communications Equipment	0.08	—
Construction & Engineering	0.87	1.07
Distributors	7.36	8.10
Diversified Financial Services	0.98	1.08
Electrical Equipment	1.40	2.61
Electronic Equipment, Instruments & Components	2.12	2.19
Electric Utilities	0.68	—

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	March 31, 2021	December 31, 2020
Energy Equipment & Services	1.08	1.35
Health Care Equipment & Supplies	—	0.69
Health Care Providers & Services	10.48	9.31
Health Care Technology	4.90	5.50
Hotels, Restaurants & Leisure	0.56	0.77
Industrial Conglomerates	0.49	0.52
Insurance	5.12	2.39
Interactive Media & Services	0.77	0.84
Internet & Direct Marketing Retail	6.57	7.17
IT Services	0.79	1.27
Leisure Products	0.11	—
Machinery	0.46	0.95
Oil, Gas & Consumable Fuels	2.43	2.66
Paper & Forest Products	0.11	0.26
Personal Products	0.89	0.96
Professional Services	3.98	2.32
Real Estate Management & Development	0.89	—
Software	5.49	2.94
Specialty Retail	2.98	3.22
Technology Hardware, Storage & Peripherals	2.33	2.67
Trading Companies & Distributors	0.80	0.86
Transportation Infrastructure	0.43	0.46

Total	100.00%	100.00%

The geographic composition of investments at cost and fair value was as follows:

	March 31, 2021
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$5,624,161	$5,661,076	92.72%	170.22%
Canada	404,772	410,249	6.72	12.34
United Kingdom	34,283	34,039	0.56	1.02

Total	$6,063,216	$6,105,364	100.00%	183.58%

	December 31, 2020
	Cost	Fair Value	% of Total Investments at Fair Value	Fair Value as % of Net Assets
United States	$5,205,832	$5,209,138	93.25%	159.41%
Canada	267,544	270,126	4.84	8.27
Germany	102,106	106,678	1.91	3.26

Total	$5,575,482	$5,585,942	100.00%	170.94%

As of March 31, 2021 and December 31, 2020, no loans in the portfolio were on non-accrual status.

As of March 31, 2021 and December 31, 2020, on a fair value basis, approximately 99.9% and 100.0%, respectively, of our performing debt investments bore interest at a floating rate and approximately 0.1% and 0.0%, respectively, of our performing debt investments bore interest at a fixed rate.

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Note 5. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the applicable measurement date.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation methodology used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels used for classifying investments are not necessarily an indication of the risk associated with investing in these securities. The three levels of the fair value hierarchy are as follows:

•

Level 1: Inputs to the valuation methodology are quoted prices available in active markets for identical instruments as of the reporting date. The types of financial instruments included in Level 1 include unrestricted securities, including equities and derivatives, listed in active markets.

•

Level 2: Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. The types of financial instruments in this category include less liquid and restricted securities listed in active markets, securities traded in other than active markets, government and agency securities and certain over-the-counter derivatives where the fair value is based on observable inputs.

•

Level 3: Inputs to the valuation methodology are unobservable and significant to overall fair value measurement. The inputs into the determination of fair value require significant management judgment or estimation. Financial instruments that are included in this category include debt and equity investments in privately held entities, collateralized loan obligations (“CLOs”) and certain over-the-counter derivatives where the fair value is based on unobservable inputs.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the overall fair value measurement. The Adviser’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. Transfers between levels, if any, are recognized at the beginning of the quarter in which the transfer occurs.

In addition to using the above inputs in investment valuations, the Company applies the valuation policy approved by its Board that is consistent with ASC 820. Consistent with the valuation policy, the Company evaluates the source of the inputs, including any markets in which its investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. When an investment is valued based on prices provided by reputable dealers or pricing services (that is, broker quotes), the Company subjects those prices to various criteria in making the determination as to whether a particular investment would qualify for treatment as a Level 2 or Level 3 investment.

In the absence of independent, reliable market quotes, an enterprise value analysis is typically performed to determine the value of equity investments, control debt investments and non-control debt investments that are credit-impaired, and to determine if debt investments are credit impaired. Enterprise value (“EV”) means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. When an investment is valued using an EV analysis, the EV of a portfolio company is first determined and allocated over the portfolio company’s securities in order of their preference relative to one another (i.e. “waterfall” allocation).

If debt investments are credit-impaired, which occurs when there is insufficient coverage under the EV analysis through the respective investment’s position in the capital structure, the Adviser uses the enterprise value “waterfall” approach or a recovery method (if a liquidation or restructuring is deemed likely) to determine fair value. For debt investments that are not determined to be credit-impaired, the Adviser uses a market interest rate yield analysis (discussed below) to determine fair value.

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The Adviser will generally utilize approaches including the market approach, the income approach or both approaches, as appropriate, when calculating EV. The primary method for determining EV for non-control investments, and control investments without reliable projections, uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) or another key financial metric (e.g. such as revenues, cash flows or net income) (“Performance Multiple”). Performance Multiples are typically determined based upon a review of publicly traded comparable companies and market comparable transactions, if any. The second method for determining EV (and primary method for control investments with reliable projections) uses a discounted cash flow analysis whereby future expected cash flows and the anticipated terminal value of the portfolio company are discounted to determine a present value using estimated discount rates. The income approach is generally used when the Adviser has visibility into the long term projected cash flows of a portfolio company, which is more common with control investments.

Subsequently, for non-control debt investments that are not credit-impaired, and where there is an absence of available market quotations, fair value is determined using a yield analysis. To determine fair value using a yield analysis, the expected cash flows are projected based on the contractual terms of the debt security and discounted back to the measurement date based on a market yield. A market yield is determined based upon an assessment of current and expected market yields for similar investments and risk profiles. The Company considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the enterprise value of the portfolio company. As debt investments held by the Company are substantially illiquid with no active transaction market, the Company depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable. The fair value of loans with call protection is generally capped at par plus applicable prepayment premium in effect at the measurement date.

The following table presents the fair value hierarchy of financial instruments:

	March 31, 2021
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$661,298	$5,334,707	$5,996,005
Second lien debt	—	15,144	26,588	41,732
Unsecured debt	—	7,735	—	7,735
Equity investments	—	—	59,892	59,892

Total	$—	$684,177	$5,421,187	$6,105,364

	December 31, 2020
	Level 1	Level 2	Level 3	Total
First lien debt	$—	$774,421	$4,728,478	$5,502,899
Second lien debt	—	26,196	24,003	50,199
Equity investments	—	—	32,844	32,844

Total	$—	$800,617	$4,785,325	$5,585,942

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The following table presents changes in the fair value of financial instruments for which Level 3 inputs were used to determine the fair value:

	Three Months Ended March 31, 2021
	First Lien Debt	Second Lien Debt	Equity Investments	Total Investments
Fair value, beginning of period	$4,728,478	$24,003	$32,844	$4,785,325
Purchases of investments	925,693	19,859	25,644	971,196
Proceeds from principal repayments and sales of investments	(379,750)	(17,900)	—	(397,650)
Accretion of discount/amortization of premium	14,916	363	—	15,279
Net realized gain (loss)	623	—	—	623
Net change in unrealized appreciation (depreciation)	22,999	263	1,404	24,666
Transfers into Level 3 (1)	123,759	—	—	123,759
Transfers out of Level 3 (1)	(102,011)	—	—	(102,011)

Fair value, end of period	$5,334,707	$26,588	$59,892	$5,421,187

Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of March 31, 2021 included in net unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$29,466	$800	$1,403	$31,669

	Three Months Ended March 31, 2020
	First Lien Debt	Second Lien Debt	Equity Investments	Total Investments
Fair value, beginning of period	$2,241,393	$—	$13,920	$2,255,313
Purchases of investments	747,842	—	4,456	752,298
Proceeds from principal repayments and sales of investments	(80,671)	—	—	(80,671)
Accretion of discount/amortization of premium	4,143	—	—	4,143
Net realized gain (loss)	286	—	—	286
Net change in unrealized appreciation (depreciation)	(233,447)	—	(2,622)	(236,069)
Transfers into Level 3 (1)	221,845	—	—	221,845
Transfers out of Level 3 (1)	(58,725)	—	—	(58,725)

Fair value, end of period	$2,842,666	$—	$15,754	$2,858,420

Net change in unrealized appreciation (depreciation) included in earnings related to financial instruments still held as of March 31, 2020 included in net unrealized appreciation (depreciation) on the Consolidated Statements of Operations	$(233,460)	$—	$(2,622)	$(236,082)

(1)	For the three months ended March 31, 2021 and 2020, transfers into or out of Level 3 were primarily due to decreased or increased price transparency, respectively.

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The following table presents quantitative information about the significant unobservable inputs of the Company’s Level 3 financial instruments. The table is not intended to be all-inclusive but instead captures the significant unobservable inputs relevant to the Company’s determination of fair value.

	March 31, 2021
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
Investments in first lien debt	$4,832,343	Yield analysis	Discount rate	4.28%	11.07%	7.96%
	502,364	Market quotations	Broker quoted price	80.00	100.75	97.51

	5,334,707
Investments in second lien debt	5,970	Yield analysis	Discount rate	10.66%	10.66%	10.66%
	20,618	Market quotations	Broker quoted price	101.25	101.25	101.25

	26,588
Investments in warrant	1,320	Option pricing model	Expected volatility	25.00%	25.00%	25.00%
Investments in equity	58,572	Market approach	Performance multiple	8.50x	13.25x	12.19x

Total	$5,421,187

	December 31, 2020
				Range
	Fair Value	Valuation Technique	Unobservable Input	Low	High	Weighted Average (1)
Investments in first lien debt	$4,255,348	Yield analysis	Discount rate	5.85%	10.98%	7.79%
	468,483	Market quotations	Broker quoted price	98.00	100.63	99.05
	4,647	Recent transaction	Recent transaction	97.50	100.00	99.99

	4,728,478
Investments in second lien debt	5,924	Yield analysis	Discount rate	10.26%	10.26%	10.26%
	18,079	Market quotations	Broker quoted price	101.00	101.00	101.00

	24,003
Investments in warrant	865	Option pricing model	Expected volatility	25.00%	25.00%	25.00%
Investments in equity	31,979	Market approach	Performance multiple	9.17x	13.25x	10.60x

Total	$4,785,325

(1)	Weighted averages are calculated based on fair value of investments.

The significant unobservable input used in the yield analysis is the discount rate based on comparable market yields. The significant unobservable input used for market quotations are broker quoted prices provided by independent pricing services. The significant unobservable input used under the market approach is the performance multiple. Significant increases in discount rates would result in a significantly lower fair value measurement. Significant decreases in quoted prices or performance multiples would result in a significantly lower fair value measurement.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may fluctuate from period to period.

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Additionally, the fair value of the Company’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Company may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Company has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.

Financial Instruments Not Carried at Fair Value

Debt

The fair value of the Company’s credit facilities, which would be categorized as Level 3 within the fair value hierarchy, as of March 31, 2021 and December 31, 2020, approximates their carrying value as the credit facilities have variable interest based on selected short term rates.

The fair value of the Company’s 2023 Notes, 2026 Notes and New 2026 Notes (as defined in Note 6), which would be categorized as Level 2 within the fair value hierarchy, as of March 31, 2021 was $417.3 million, $827.8 million and $397.9 million, respectively, based on vendor pricing received by the Company. As of December 31, 2020, the fair value of the Company’s 2023 Notes and 2026 Notes was $416.2 million and $823.2 million, respectively.

Other

The carrying amounts of the Company’s assets and liabilities, other than investments at fair value and the 2023 Notes, the 2026 Notes and the New 2026 Notes (as defined in Note 6), approximate fair value. These financial instruments are categorized as Level 3 within the hierarchy.

Note 6. Borrowings

In accordance with the 1940 Act, with certain limitations, the Company is allowed to borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowing. As of March 31, 2021 and December 31, 2020, the Company’s asset coverage was 212.0% and 230.0%, respectively.

The following wholly-owned subsidiaries of the Company have entered into secured financing facilities, as described below: Jackson Hole Funding, Breckenridge Funding and Big Sky Funding which are collectively referred to as the “SPVs”, and the secured financing facilities described below are collectively referred to as the “SPV Financing Facilities”.

The obligations of each SPV to the lenders under the applicable SPV Financing Facility are secured by a first priority security interest in all of the applicable SPV’s portfolio investments and cash. The obligations of each SPV under the applicable SPV Financing Facility are non-recourse to the Company, and the Company’s exposure to the credit facility is limited to the value of its investment in the applicable SPV.

In connection with the SPV Financing Facilities, the applicable SPV has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. Each SPV Financing Facility contains customary events of default for similar financing transactions, including if a change of control of the applicable SPV occurs. Upon the occurrence and during the continuation of an event of default, the lenders under the applicable SPV Financing Facility may declare the outstanding advances and all other obligations under the applicable SPV Financing Facility immediately due and payable. The occurrence of an event of default (as described above) triggers a requirement that the applicable SPV obtain the consent of the lenders under the applicable SPV Financing Facility prior to entering into any sale or disposition with respect to portfolio investments.

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As of March 31, 2021 and December 31, 2020, the Company was in compliance with all covenants and other requirements of the SPV Financing Facilities.

Jackson Hole Funding Facility

On November 16, 2018, Jackson Hole Funding, the Company’s wholly-owned subsidiary that holds primarily originated loan investments, entered into a senior secured revolving credit facility (which was subsequently amended on February 6, 2019, September 20, 2019 and July 28, 2020 and as further amended from time to time, the “Jackson Hole Funding Facility”) with JPMorgan Chase Bank, National Association (“JPM”). JPM serves as administrative agent, Citibank, N.A., serves as collateral agent and securities intermediary, Virtus Group, LP serves as collateral administrator and the Company serves as portfolio manager under the Jackson Hole Funding Facility.

Advances under the Jackson Hole Funding Facility bear interest at a per annum rate equal to the three-month LIBOR in effect, plus the applicable margin of 2.375% per annum. Effective January 16, 2019, Jackson Hole Funding pays a commitment fee of 0.60% per annum (or 0.375% per annum until March 20, 2020) on the average daily unused amount of the financing commitments until the third anniversary of the Jackson Hole Funding Facility.

The initial maximum commitment amount of the Jackson Hole Funding Facility was $300 million. Effective September 20, 2019, the maximum commitment amount of the Jackson Hole Funding Facility was increased to $600 million and effective July 28, 2020, the maximum commitment amount of the Jackson Hole Funding Facility was reduced to $400 million. The Jackson Hole Funding Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Jackson Hole Funding Facility to up to $900 million. Proceeds from borrowings under the Jackson Hole Funding Facility may be used to fund portfolio investments by Jackson Hole Funding and to make advances under delayed draw term loans where Jackson Hole Funding is a lender. The period during which Jackson Hole Funding may make borrowings under the Jackson Hole Funding Facility expires on November 16, 2021 and the Jackson Hole Funding Facility is scheduled to mature on May 16, 2023.

Breckenridge Funding Facility

On December 21, 2018, Breckenridge Funding, the Company’s wholly owned subsidiary that holds primarily syndicated loan investments, entered into a senior secured revolving credit facility (which was subsequently amended on June 11, 2019, August 2, 2019, September 27, 2019 and April 13, 2020, and as further amended from time to time, the “Breckenridge Funding Facility”) with BNP Paribas (“BNP”). BNP serves as administrative agent, Wells Fargo Bank, National Association serves as collateral agent and the Company serves as servicer under the Breckenridge Funding Facility.

Advances under the Breckenridge Funding Facility bear interest at a per annum rate equal to the three-month LIBOR (or other Base Rate) in effect, plus an applicable margin of 1.75%, 2.00% or 2.22% per annum, as applicable, depending on the nature of the advances being requested under the facility. Breckenridge Funding will pay a commitment fee of 0.70% per annum if the unused facility amount is greater than 50% or 0.35% per annum if the unused facility amount is less than or equal to 50% and greater than 25%, based on the average daily unused amount of the financing commitments until December 21, 2022, in addition to certain other fees as agreed between Breckenridge Funding and BNP.

The initial maximum commitment amount of the BNP SPV Facility was $400 million. Effective June 11, 2019, the maximum commitment amount of the BNP SPV Facility was increased to $575 million; effective September 27, 2019, the maximum commitment amount of the BNP SPV Facility was increased to $875 million and on April 13, 2020, the maximum commitment amount of the BNP Facility was increased to $1,125 million. Proceeds from borrowings under the BNP SPV Facility may be used to fund portfolio investments by Breckenridge Funding and to make advances under delayed draw and revolving loans where Breckenridge

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Funding is a lender. The period during which Breckenridge Funding may make borrowings under the BNP SPV Facility for the remaining commitment amounts expires on December 21, 2021 (or such later date as may be agreed by Breckenridge Funding, BNP, as administrative agent, and the lenders under the BNP SPV Facility), except for $300 million of outstanding principal which expired on September 27, 2020. The BNP SPV Facility is scheduled to mature on December 21, 2023.

Big Sky Funding Facility

On December 10, 2019, Big Sky Funding, the Company’s wholly-owned subsidiary, entered into a senior secured revolving credit facility (which was subsequently amended on December 30, 2020, and as further amended from time to time, the (“Big Sky Funding Facility”) with Bank of America, N.A. (“Bank of America”). Bank of America serves as administrative agent, Wells Fargo Bank, N.A. serves as collateral administrator and the Company serves as manager under the Big Sky Funding Facility.

Advances under the Big Sky Funding Facility bear interest at a per annum rate equal to the one-month or three-month London Interbank Offered Rate in effect, plus the applicable margin of 1.60% per annum. Big Sky Funding is required to utilize a minimum percentage of the financing commitments (the “Minimum Utilization Amount”), which amount increases in three-month intervals from 20% six months after the closing date of the Big Sky Funding Facility to 80% 15 months after the closing date of the Revolving Credit Facility and thereafter. Unused amounts below the Minimum Utilization Amount accrue a fee at a rate of 1.60% per annum. In addition, Big Sky Funding will pay an unused fee of 0.45% per annum on the daily unused amount of the financing commitments in excess of the Minimum Utilization Amount, commencing three months after the closing date of the Big Sky Funding Facility.

The initial maximum commitment amount of the Big Sky Funding Facility is $400 million. Effective May 14, 2020, Big Sky Funding exercised its accordion feature under the Big Sky Funding Facility, which increased the maximum commitment amount to $500 million. Effective December 30, 2020, the maximum commitment amount of the Big Sky Funding Facility was reduced to $400 million. Proceeds from borrowings under the Big Sky Funding Facility may be used to fund portfolio investments by Big Sky Funding and to make advances under revolving loans or delayed draw term loans where Big Sky Funding is a lender. All amounts outstanding under the Big Sky Funding Facility must be repaid by December 10, 2022.

Revolving Credit Facility

On June 15, 2020, the Company entered into a senior secured revolving credit facility (which was subsequently amended on June 29, 2020 and as further amended from time to time, the “Revolving Credit Facility”) with Citibank, N.A. (“Citi”). Citi serves as administrative agent and collateral agent.

The Revolving Credit Facility provides for borrowings in U.S. dollars and certain agreed upon foreign currencies in an initial aggregate amount of up to $550 million. Effective June 29, 2020, the maximum commitment amount of the Revolving Credit Facility increased to $650 million. Effective November 3, 2020, the maximum commitment amount of the Revolving Credit Facility increased to $745 million. Borrowings under the Revolving Credit Facility are subject to compliance with a borrowing base. The Revolving Credit Facility has an accordion feature, subject to the satisfaction of various conditions, which could bring total commitments under the Revolving Credit Facility to up to $1.2 billion. The Revolving Credit Facility provides for the issuance of letters of credit on behalf of the Company in an aggregate face amount not to exceed $100 million. Proceeds from the borrowings under the Revolving Credit Facility may be used for general corporate purposes of the Company and its subsidiaries in the ordinary course of business. Availability of the revolver under the Revolving Credit Facility will terminate on June 15, 2024 and all amounts outstanding under the Revolving Credit Facility must be repaid by June 15, 2025 pursuant to an amortization schedule.

Loans under the Revolving Credit Facility bear interest at a per annum rate equal to, (x) for loans for which the Company elects the base rate option, the “alternate base rate” (which is the greatest of (a) the prime rate as

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

publicly announced by Citi, (b) the sum of (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus (ii) 0.5%, and (c) one month LIBOR plus 1% per annum) plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 0.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 0.875%, and (y) for loans for which the Company elects the Eurocurrency option, the applicable LIBO Rate for the related Interest Period for such Borrowing plus (A) if the gross borrowing base is equal to or greater than 1.6 times the combined revolving debt amount, 1.75%, or (B) if the gross borrowing base is less than 1.6 times the combined revolving debt amount, 1.875%. The Company will pay an unused fee of 0.375% per annum on the daily unused amount of the revolver commitments. The Company will pay letter of credit participation fees and a fronting fee on the average daily amount of any lender’s exposure with respect to any letters of credit issued under the Revolving Credit Facility.

The Company’s obligations to the lenders under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the Company’s assets.

In connection with the Revolving Credit Facility, the Company has made certain customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. In addition, the Company must comply with the following financial covenants: (a) the Company must maintain a minimum shareholders’ equity, measured as of each fiscal quarter end; and (b) the Company must maintain at all times a 150% asset coverage ratio.

The Revolving Credit Facility contains customary events of default for similar financing transactions. Upon the occurrence and during the continuation of an event of default, Citi may terminate the commitments and declare the outstanding advances and all other obligations under the Revolving Credit Facility immediately due and payable.

As of March 31, 2021, the Company was in compliance with all covenants and other requirements of the Revolving Credit Facility.

2023 Notes

On July 15, 2020, the Company issued $400 million aggregate principal amount of 3.650% notes due 2023 (the “2023 Notes”) pursuant to an indenture (the “Base Indenture”) and a supplemental indenture, each dated as of July 15, 2020 (and together with the Base Indenture, the “2023 Notes Indenture”), between the Company and U.S. Bank National Association (the “Trustee”).

The 2023 Notes will mature on July 14, 2023 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the 2023 Notes Indenture. The 2023 Notes bear interest at a rate of 3.650% per year payable semi-annually on January 14 and July 14 of each year, commencing on January 14, 2021. The 2023 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2023 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

The 2023 Notes Indenture contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the 2023 Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the 2023 Notes Indenture.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

In addition, on the occurrence of a “change of control repurchase event,” as defined in the 2023 Notes Indenture, the Company will generally be required to make an offer to purchase the outstanding 2023 Notes at a price equal to 100% of the principal amount of such 2023 Notes plus accrued and unpaid interest to the repurchase date.

As of March 31, 2021, the Company was in compliance with all covenants and other requirements of the 2023 Notes.

2026 Notes

On each of October 23, 2020 and December 1, 2020, the Company issued $500 million aggregate principal amount and $300 million aggregate principal amount, respectively, of 3.625% notes due 2026 (the “2026 Notes”) pursuant to a supplemental indenture, dated as of October 23, 2020 (and together with the Base Indenture, the “2026 Notes Indenture”), to the Base Indenture between the Company and the Trustee.

The 2026 Notes will mature on January 15, 2026 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the 2026 Notes Indenture. The 2026 Notes bear interest at a rate of 3.625% per year payable semi-annually on January 15 and July 15 of each year, commencing on July 15, 2021. The 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the 2026 Notes, rank pari passu with all existing and future unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

The 2026 Notes Indenture contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the Notes and the Trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the 2026 Notes Indenture.

In addition, on the occurrence of a “change of control repurchase event,” as defined in the 2026 Notes Indenture, the Company will generally be required to make an offer to purchase the outstanding Notes at a price equal to 100% of the principal amount of such Notes plus accrued and unpaid interest to the repurchase date.

As of March 31, 2021, the Company was in compliance with all covenants and other requirements of the 2026 Notes.

New 2026 Notes

On March 16, 2021, the Company issued $400 million aggregate principal amount of 2.750% notes due 2026 (the “New 2026 Notes”) pursuant to a supplemental indenture, dated as of July 15, 2020 (and together with the Base Indenture, the “New 2026 Notes Indenture”), to the Base Indenture between the Company and the Trustee.

The New 2026 Notes will mature on September 16, 2026 and may be redeemed in whole or in part at the Company’s option at any time or from time to time at the redemption prices set forth in the Indenture. The New 2026 Notes bear interest at a rate of 2.750% per year payable semi-annually on March 16 and September 16 of each year, commencing on September 16, 2021. The New 2026 Notes are general unsecured obligations of the Company that rank senior in right of payment to all of the Company’s existing and future indebtedness that is expressly subordinated in right of payment to the New 2026 Notes, rank pari passu with all existing and future

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

unsecured unsubordinated indebtedness issued by the Company, rank effectively junior to any of the Company’s secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness, and rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities.

The Indenture contains certain covenants, including covenants requiring the Company to comply with the asset coverage requirements of Section 18(a)(1)(A) as modified by Section 61(a)(1) and (2) of the 1940 Act, whether or not it is subject to those requirements, and to provide financial information to the holders of the New 2026 Notes and the New 2026 Notes Trustee if the Company is no longer subject to the reporting requirements under the Exchange Act. These covenants are subject to important limitations and exceptions that are described in the Indenture.

In addition, on the occurrence of a “change of control repurchase event,” as defined in the Indenture, the Company will generally be required to make an offer to purchase the outstanding New 2026 Notes at a price equal to 100% of the principal amount of such New 2026 Notes plus accrued and unpaid interest to the repurchase date.

As of March 31, 2021, the Company was in compliance with all covenants and other requirements of the New 2026 Notes.

The Company’s outstanding debt obligations were as follows:

	March 31, 2021
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Jackson Hole Funding Facility(3)	$400,000	$377,609	$377,609	$22,391	$22,391
Breckenridge Funding Facility	825,000	453,280	453,280	371,720	371,720
Big Sky Funding Facility	400,000	243,706	243,706	156,294	106,316
Revolving Credit Facility(4)	745,000	294,120	294,120	450,880	450,880
2023 Notes(5)	400,000	400,000	395,077	—	—
2026 Notes(5)	800,000	800,000	791,414	—	—
New 2026 Notes(5)	400,000	400,000	390,956	—	—

Total	$3,970,000	$2,968,715	$2,946,162	$1,001,285	$951,307

	December 31, 2020
	Aggregate Principal Committed	Outstanding Principal	Carrying Value	Unused Portion (1)	Amount Available (2)
Jackson Hole Funding Facility (3)	$400,000	$362,316	$362,316	$37,684	$37,684
Breckenridge Funding Facility	825,000	569,000	569,000	256,000	256,000
Big Sky Funding Facility	400,000	200,346	200,346	199,654	117,599
Revolving Credit Facility (4)	745,000	182,901	182,901	562,099	562,099
2023 Notes(5)	400,000	400,000	394,549	—	—
2026 Notes(5)	800,000	800,000	791,281	—	—

Total	$3,570,000	$2,514,563	$2,500,393	$1,055,437	$973,382

(1)	The unused portion is the amount upon which commitment fees, if any, are based.
(2)	The amount available reflects any limitations related to each respective credit facility’s borrowing base.
(3)

Under the Jackson Hole Funding Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of March 31, 2021 and December 31, 2020, the Company had borrowings denominated in Euros (EUR) of 23.5 million and 23.5 million, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

(4)

Under the Revolving Credit Facility, the Company may borrow in U.S. dollars or certain other permitted currencies. As of March 31, 2021, the Company had borrowings denominated in Canadian Dollars (CAD) and British Pounds (GBP) of 173.5 million and 24.7 million, respectively. As of December 31, 2020, the Company had borrowings denominated in Canadian Dollars (CAD) of 138.1 million.

(5)

The carrying value of the Company’s 2023 Notes, 2026 Notes, and New 2026 Notes is presented net of unamortized debt issuance costs of $4.9 million, $8.6 million, and $9.0 million, respectively, as of March 31, 2021. The carrying value of the Company’s 2023 Notes and 2026 Notes is presented net of unamortized debt issuance costs of $5.5 million and $8.7 million, respectively, as of December 31, 2020.

As of March 31, 2021 and December 31, 2020, $18.0 million and $14.1 million, respectively, of interest expense and $0.9 million and $0.6 million, respectively, of unused commitment fees were included in interest payable. For the three months ended March 31, 2021 and 2020, the weighted average interest rate on all borrowings outstanding was 3.05% and 3.82% (including unused fees and accretion of net discounts on unsecured debt), respectively, and the average principal debt outstanding was $2,680.7 million and $1,623.8 million, respectively.

The components of interest expense were as follows:

	Three Months Ended March 31,
	2021	2020
Borrowing interest expense	$18,763	$15,245
Facility unused fees	811	282
Amortization of financing costs and debt issuance costs	677	544
Accretion of original issue discount	895	—

Total Interest Expense	$21,146	$16,071

Cash paid for interest expense	$15,190	$15,723

Note 7. Commitments and Contingencies

Portfolio Company Commitments

The Company’s investment portfolio may contain debt investments which are in the form of lines of credit or delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of March 31, 2021 and December 31, 2020, the Company had unfunded delayed draw term loans and revolvers in the aggregate principal amount of $454.6 million and $432.3 million, respectively.

Additionally, from time to time, the Adviser and its affiliates may commit to an investment on behalf of the funds it manages. Certain terms of these investments are not finalized at the time of the commitment and each respective fund’s allocation may change prior to the date of funding. In this regard, as of March 31, 2021 and December 31, 2020, the Company estimates that $1,035.9 million and $0.0 million, respectively, of investments that were committed but not yet funded.

Other Commitments and Contingencies

From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of its business. At March 31, 2021 and December 31, 2020, management is not aware of any pending or threatened material litigation.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Note 8. Net Assets

Subscriptions and Drawdowns

In connection with its formation, the Company has the authority to issue an unlimited number of shares at $0.001 per share par value.

Since commencement of operations on November 20, 2018, the Company entered into additional subscription agreements (the “Subscription Agreements”) with investors providing for the private placement of the Company’s shares. Under the terms of the Subscription Agreements, investors are required to fund drawdowns to purchase the Company’s shares up to the amount of their respective Capital Commitment on an as-needed basis each time the Company delivers a drawdown notice to its investors. As of March 31, 2021 and December 31, 2020, the Company had received Capital Commitments totaling $3,926.3 million ($713.3 million remaining undrawn), of which $80.0 million ($8.0 million remaining undrawn) were from affiliates of the Adviser.

There were no shares issued and proceeds received related to the Company’s capital drawdowns delivered pursuant to the Subscription Agreements for the three months ended March 31, 2021.

The following table summarizes the total shares issued and proceeds received related to the Company’s capital drawdowns delivered pursuant to the Subscription Agreements for the three months ended March 31, 2020 (dollars in millions except share amounts):

Common Share Issuance Date	Number of Common Shares Issued	Aggregate Offering Proceeds
January 30, 2020	16,864,983	$440.9

Total	16,864,983	$440.9

Distributions

The following table summarizes the Company’s distributions declared and payable for the three months ended March 31, 2021 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
February 24, 2021	March 31, 2021	May 14, 2021	$0.5000	$65,052

Total distributions			$0.5000	$65,052

The following table summarizes the Company’s distributions declared and payable for the three months ended March 31, 2020 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
January 29, 2020	January 29, 2020	May 15, 2020	$0.1593	$10,241
February 26, 2020	March 31, 2020	May 15, 2020	0.3407	27,688

Total distributions			$0.5000	$37,929

Dividend Reinvestment

The Company has adopted a dividend reinvestment plan (“DRIP”), pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board and the Company declares, a cash dividend or other distribution, then the Company’s

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

shareholders who have not opted out of its dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places. A participating shareholder will receive an amount of shares equal to the amount of the distribution on that participant’s shares divided by the most recent quarter-end NAV per share that is available on the date such distribution was paid (unless the Board determines to use the NAV per share as of another time). Shareholders who receive distributions in the form of shares will generally be subject to the same U.S. federal, state and local tax consequences as if they received cash distributions; however, since their cash distributions will be reinvested, those shareholders will not receive cash with which to pay any applicable taxes. The Company intends to use newly issued shares to implement the plan. Shares issued under the dividend reinvestment plan will not reduce outstanding Capital Commitments.

The following table summarizes the amounts received and shares issued to shareholders who have not opted out of the Company’s DRIP during the three months ended March 31, 2021 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 29, 2021	$11,179	443,639

Total distributions	$11,179	443,639

The following table summarizes the amounts received and shares issued to shareholders who have not opted out of the Company’s DRIP during the three months ended March 31, 2020 (dollars in thousands except share amounts):

Payment Date	DRIP Shares Value	DRIP Shares Issued
January 30, 2020	$2,882	112,302

Total distributions	$2,882	112,302

Note 9. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended March 31,
	2021	2020
Net increase (decrease) in net assets resulting from operations	$111,767	$(307,460)
Weighted average shares outstanding (basic and diluted)	129,967,204	75,856,683
Earnings (loss) per common share (basic and diluted)	$0.86	$(4.05)

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Note 10. Financial Highlights

The following are the financial highlights for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31,
	2021	2020
Per Share Data:
Net asset value, beginning of period	$25.20	$26.02
Net investment income (1)	0.58	0.67
Net unrealized and realized gain (loss) (2)	0.28	(4.39)

Net increase (decrease) in net assets resulting from operations	0.86	(3.72)
Distributions declared (3)	(0.50)	(0.50)

Total increase (decrease) in net assets	0.36	(4.22)

Net asset value, end of period	$25.56	$21.80

Shares outstanding, end of period	130,105,225	81,267,027
Total return based on NAV (4)	3.41%	(14.32)%
Ratios:
Ratio of net expenses to average net assets (5)	6.58%	6.52%
Ratio of net investment income to average net assets (5)	9.12%	11.18%
Portfolio turnover rate	10.90%	3.87%
Supplemental Data:
Net assets, end of period	$3,325,703	$1,771,461
Total capital commitments, end of period	$3,926,295	$3,240,465
Ratios of total contributed capital to total committed capital, end of period	81.83%	64.00%
Asset coverage ratio	212.0%	198.7%

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)

For the three months ended March 31, 2021 and 2020, the amount shown does not correspond with the aggregate amount for the period as it includes a $0.00 and $0.33 impact, respectively, from the effect of the timing of capital transactions.

(3)	The per share data for distributions was derived by using the actual shares outstanding at the date of the relevant transactions (refer to Note 8).
(4)

Total return (not annualized) is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested in accordance with the Company’s dividend reinvestment plan) divided by the beginning NAV per share. Total return does not include sales load.

(5)

Amounts are annualized except for expense support amounts relating to organizational costs. For the three months ended March 31, 2021 and 2020 the ratio of total operating expenses to average net assets was 6.58% and 6.43%, respectively, on an annualized basis, excluding the effect of expense support/(recoupment) by the Adviser which represented 0.00% and (0.09%), respectively, of average net assets.

Note 11. Subsequent Events

The Company’s management evaluated subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require disclosure in, or would be required to be recognized in, the consolidated financial statements as of March 31, 2021, except as discussed below.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

On April 27, 2021, the Company issued $300 million aggregate principal amount of 2.750% Notes due 2026 (“New 2026 Notes Upsize”) under the Company’s Base Indenture and New 2026 Notes Indenture. The New 2026 Notes Upsize were issued as “Additional Notes” under the Indenture and have identical terms to the Company’s $400 million New 2026 Notes that were issued on March 16, 2021, other than the issue date and the issue price. The New 2026 Notes Upsize will be treated as a single class of notes with the New 2026 Notes for all purposes under the Indenture.

On May 6, 2021, the Board of Trustees and the Independent Trustees, voting separately, approved the continuance of the Company’s Investment Advisory Agreement and Administration Agreement for a one-year period through May 31, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

BLACKSTONE SECURED LENDING FUND

Common Shares

PRELIMINARY PROSPECTUS

Joint Book Running Managers

Co-Managers

, 2021

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Blackrock Secured Lending Fund

PART C

Other Information

Item 25.	Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Blackstone Secured Lending Fund are provided in Part A of this Registration Statement:

(2) Exhibits

Exhibit Number	Description of Exhibits

(a)(1)	Third Amended and Restated Agreement and Declaration of Trust (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on August 19, 2019).

(a)(2)	Certificate of Amendment to Certificate of Trust, effective December 10, 2020 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 10, 2020).

(b)	Bylaws, dated July 31, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form 10 filed on October 1, 2018).

(c)	Not applicable.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description of Exhibits

(d)(1)	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 10 filed on October 1, 2018).

(d)(2)	Indenture, dated as of July 15, 2020, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on July 17, 2020).

(d)(3)	First Supplemental Indenture, dated as of July 15, 2020, relating to the 3.650% Notes due 2023, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on July 17, 2020).

(d)(4)	Second Supplemental Indenture, dated as of October 23, 2020, relating to the 3.625% Notes due 2026, by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on October 27, 2020).

(d)(5)	Third Supplemental Indenture, dated as of March 16, 2021, relating to the 2.750% Notes due 2026, by and between the Fund and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 18, 2021).

(d)(6)	Form of 3.650% Notes Due 2023 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on July 17, 2020).

(d)(7)	Form of 3.625% Notes due 2026 (included as part of Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on October 27, 2020).

(d)(8)	Form of 2.750% Notes due 2026 (incorporated by reference to Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on March 18, 2021).

(d)(9)	Form of 2.750% Notes due 2026 (incorporated by reference to Exhibit 4.2) (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on April 29, 2021).

(e)(1)	Amended and Restated Dividend Reinvestment Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 18, 2018).

(e)(2)	Second Amended and Restated Dividend Reinvestment Plan effective as of , 2021.*

(f)	Not applicable.

(g)	Investment Advisory Agreement between the Company and the Adviser, dated October 1, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form 10 filed on October 1, 2018).

(h)	Form of Underwriting Agreement.*

(i)	Not applicable.

(j)(1)	Custody Agreement between the Adviser and UMB Bank, n.a., dated September 14, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form 10 filed on October 1, 2018).

(j)(2)	Custodian Agreement between the Company and State Street Bank and Trust Company, dated October 1, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on March 18, 2019).

(k)(1)	Administration Agreement between the Company and the Administrator, dated October 1, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form 10 filed on October 1, 2018).

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description of Exhibits

(k)(2)	Revolving Credit Agreement between the Company, Bank of America, N.A. and the other lender parties thereto, dated November 6, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 13, 2018).

(k)(3)	First Amendment to Revolving Credit Agreement between the Company, Bank of America, N.A. and the other lender parties thereto, dated September 16, 2019 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2019).

(k)(4)	Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated November 16, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 21, 2018).

(k)(5)	First Amendment to Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated February 6, 2019 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 18, 2019).

(k)(6)	Commitment Increase Request and Second Amendment to Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated September 20, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2019).

(k)(7)	Third Amendment to Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated July 28, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on July 29, 2020).

(k)(8)	Expense Support and Conditional Reimbursement Agreement, dated December 12, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 18, 2018).

(k)(9)	Agency Agreement between the Company and DST Systems, Inc., dated September 10, 2018 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form 10 filed on October 1, 2018).

(k)(10)	Revolving Credit Agreement between the Company, Bank of America, N.A. and the other lender parties thereto, dated November 6, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 13, 2018).

(k)(11)	First Amendment to Revolving Credit Agreement between the Company, Bank of America, N.A. and the other lender parties thereto, dated September 16, 2019 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2019).

(k)(12)	Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated November 16, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 21, 2018).

(k)(13)	First Amendment to Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated February 6, 2019 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on March 18, 2019).

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description of Exhibits

(k)(14)	Commitment Increase Request and Second Amendment to Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated September 20, 2019 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2019).

(k)(15)	Third Amendment to Loan and Security Agreement between BGSL Jackson Hole Funding LLC, the Company, the lenders party thereto, Citibank, N.A., Virtus Group, LP and JPMorgan Chase Bank, National Association, dated July 28, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on July 29, 2020).

(k)(16)	Expense Support and Conditional Reimbursement Agreement, dated December 12, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 18, 2018).

(k)(17)	Revolving Credit Facility between BGSL Breckenridge Funding LLC , the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated December 21, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 28, 2018).

(k)(18)	First Amendment to the Revolving Credit Agreement between BGSL Breckenridge Funding LLC, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated June 11, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 13, 2019).

(k)(19)	Second Amendment to the Revolving Credit Agreement between BGSL Breckenridge Funding LLC, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated August 2, 2019 (incorporated by reference to Exhibit 10.10.2 to the Company’s Quarterly Report on Form 10-K filed on February 28, 2020).

(k)(20)	Third Amendment to the Revolving Credit Agreement between BGSL Breckenridge Funding LLC, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated September 27, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2019).

(k)(21)	Fourth Amendment to the Revolving Credit Agreement between BGSL Breckenridge Funding LLC, the lenders party thereto, BNP Paribas, the Company and Wells Fargo Bank, National Association, dated April 13, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2020).

(k)(22)	Credit Agreement among BGSL Big Sky Funding LLC, the lender parties hereto, Bank of America, N.A., BOFA Securities, Inc., the Company and Wells Fargo Bank, National Association, dated December 10, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 16, 2019).

(k)(23)	First Amendment to the Credit Agreement among BGSL Big Sky Funding LLC, the lender parties hereto, Bank of America, N.A., BOFA Securities, Inc., the Company and Wells Fargo Bank, National Association, dated December 30, 2020 (incorporated by reference to Exhibit 10.11.1 to the Company’s Annual Report on Form 10-K filed March 4, 2021).

(k)(24)	Senior Secured Credit Agreement, dated as of June 15, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 19, 2020).

(k)(25)	Amendment No. 1, dated as of June 29, 2020, to the Senior Secured Credit Agreement, dated as of June 15, 2020, by and among the Company, each of the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed July 29, 2020).

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description of Exhibits

(k)(26)	Incremental Assumption Agreement, dated as of November 3, 2020, by and among the Company, each of the lenders from time to time party thereto and Citibank, N.A., as administrative agent (incorporated by reference to Exhibit 10.12.2 to the Company’s Annual Report on Form 10-K filed March 4, 2021).

(k)(27)	Registration Rights Agreement between the Company and Universities Superannuation Scheme Limited, dated November 20, 2018 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 10-K filed on March 18, 2019).

(k)(28)	Registration Rights Agreement, dated as of June 18, 2020, by and among the Company and QIA FIG Holding LLC (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q filed on July 30, 2020).

(l)	Opinion and Consent of Richards, Layton & Finger, PA*

(n)(1)	Consent of Deloitte & Touche LLP*

(n)(2)	Report of Deloitte & Touche LLP, Independent Registered Accounting Firm, with respect to the “Senior Securities” table.*

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)	Code of Ethics (incorporated by reference to Exhibit 14 to the Company’s Annual Report on Form 10-K filed on March 18, 2019).

*To be filed by amendment.

Item 26.	Marketing Arrangements

The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

Amount in thousands
U.S. Securities and Exchange Commission registration fee	$
New York Stock Exchange listing fees
Printing expenses(1)
Legal fees and expenses(1)
Accounting fees and expenses(1)
Miscellaneous(1)

Total(1)	$

(1)	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 28.	Persons Controlled by or Under Common Control

The information contained under the headings “The Company,” “Management” and “Control Persons and Principal Shareholders” in this Registration Statement is incorporated herein by reference.

The following table sets forth the Company’s consolidated subsidiaries.

BGSL Jackson Hole Funding (Delaware)	100%
BGSL Breckenridge Funding LLC (Delaware)	100%
BGSL Big Sky Funding LLC (Delaware)	100%
BGSL Investments LLC (Delaware)	100%

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common shares as of                , 2021.

Title of Class	Number of Record Holders
Common Shares of Beneficial Interest	[	]

Item 30.	Indemnification

The Registrant’s Declaration of Trust provides that, to the fullest extent permitted by applicable law, none of the Registrant’s officers, trustees or employees (each, an “Indemnified Person”) will be liable to the Registrant or to any shareholder for any act or omission performed or omitted by any such Indemnified Person (including any acts or omissions of or by another Indemnified Person), in the absence of willful misfeasance, gross negligence, bad faith, reckless disregard of the duties involved in the conduct of such Indemnified Person’s respective position or criminal wrongdoing on its part (“Indemnified Person Disabling Conduct”).

The Registrant will indemnify each Indemnified Person for any loss or damage incurred by it in connection with any matter arising out of, or in connection with, the Registrant, including the operations of the Registrant and the offering of shares, except for losses incurred by an Indemnified Person arising solely from the Indemnified Person’s own Indemnified Person Disabling Conduct.

Under the indemnification provision of the Declaration of Trust, expenses (including attorneys’ fees) incurred by each Indemnified Person in defending any action, suit or proceeding for which they may be entitled to indemnification shall be paid in advance of the final disposition of the action, suit or proceeding. However, any such indemnification or payment or reimbursement of expenses will be subject to the applicable requirements of the 1940 Act.

So long as the Registrant is regulated under the 1940 Act, the above indemnification and limitation of liability is limited by the 1940 Act or by any valid rule, regulation or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not indemnify any trustee or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. In addition, the Fund has obtained liability insurance for its officers and trustees.

The Adviser and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (the “Indemnified Parties”) shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Registrant in connection with the matters to which the Investment Agreement relates, provided that the Adviser shall not be protected against any liability to

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

the Fund or its shareholders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Absent disabling conduct, the Registrant will indemnify the Indemnified Parties against, and hold them harmless from, any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as adviser for the Registrant. The Indemnified Parties shall not be liable under the Investment Advisory Agreement or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained and monitored by the Adviser in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser had reasonable cause to believe its conduct was unlawful.

The Registrant has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Advisor.

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in this Registration Statement in the sections entitled “The Company,” “Management” and “Management and Other Agreements.” Additional information regarding the Adviser and its officers is set forth in its Form ADV, filed with the SEC (SEC File No. 801-[    ]), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	The Registrant, 345 Park Avenue, 31st Floor, New York, NY 10154;

(2)	The custodian, State Street Bank and Trust Company, 100 Summer Street, Floor 5, Boston, Massachusetts 02110;

(3)	The transfer agent, DST Systems, Inc., 333 West 11th Street, 5th Floor, Kansas City, Missouri 64105-1594; and

(4)	The Adviser, 345 Park Avenue, 31st Floor, New York, NY 10154.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)

We undertake to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Not applicable.

(4)	We undertake that:

(a)

For the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Not applicable.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7)

Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

CONFIDENTIAL TREATMENT REQUESTED BY BLACKSTONE SECURED LENDING FUND

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in New York, New York on the                day of                2021.

BLACKSTONE SECURED LENDING FUND

By:
Brad Marshall
Chief Executive Officer and Trustee

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

Chief Executive Officer and Trustee (Principal Executive Officer)
Brad Marshall

Chief Financial Officer (Principal Financial Officer)
Stephan Kuppenheimer

Chief Accounting Officer and Treasurer (Principal Accounting Officer)
Robert W. Busch

Trustee
Daniel H. Smith, Jr.

Trustee
Robert Bass

Trustee
Tracy Collins

Trustee
Vicki L. Fuller

Trustee
James F. Clark

*By:
Brad Marshall
As Agent or Attorney-in-Fact